CONFIDENTIAL TREATMENT REQUESTED

The Registrant is submitting this draft Registration Statement confidentially as an “emerging growth company”

pursuant to Section 6(e) of the Securities Act of 1933, as amended.

Confidential Draft Submission No. 3 submitted to the U.S. Securities and Exchange Commission on February 13, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CENTURY COMMUNITIES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	1531	68-0521411
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8390 East Crescent Parkway, Suite 650

Greenwood Village, Colorado 80111

(303) 770-8300

(Address, including zip code, and telephone number, including area code of Registrant’s principal executive offices)

Dale Francescon

Chairman of the Board of Directors and Co-Chief Executive Officer

Century Communities, Inc.

8390 East Crescent Parkway, Suite 650

Greenwood Village, Colorado 80111

(303) 770-8300

(Address, including zip code, and telephone number, including area code of agent for service)

Copies to:

Mark J. Kelson, Esq.	Scott Calfas, Esq.
Greenberg Traurig, LLP	Gibson, Dunn & Crutcher LLP
1840 Century Park East, Suite 1900	333 South Grand Avenue
Los Angeles, California 90067	Los Angeles, California 90071
Tel: (310) 586-3856	Tel: (213) 229-7362
Fax: (310) 586-0556	Fax: (213) 229-6362

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, $0.01 par value per share	$	$

(1)	Estimated solely for purposes of determining the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes shares of common stock that may be purchased by the underwriters pursuant to their over-allotment option and shares of common stock offered by the selling stockholders under the IPO Prospectus and the Selling Stockholders Resale Prospectus contained in this Registration Statement.
(3)	Calculated pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement contains two forms of prospectuses:

(1)	IPO Prospectus. A prospectus (which we refer to as the “IPO Prospectus”) to be used in connection with the initial public offering of our common stock. We are offering shares of our common stock ( shares if the underwriters exercise in full their over-allotment option to purchase additional shares of our common stock), and the selling stockholders named in this prospectus are offering shares of our common stock, through the underwriters named on the cover page of the IPO Prospectus.

(2)	Selling Stockholders Resale Prospectus. A prospectus (which we refer to as the “Selling Stockholders Resale Prospectus”) to be used by selling stockholders for the resale of shares of our common stock.

The Selling Stockholders Resale Prospectus is substantively identical to the IPO Prospectus, except for the following principal differences:

(a)	the Selling Stockholders Resale Prospectus has different front and back covers than the IPO Prospectus;

(b)	all references in the IPO Prospectus to “this offering” will be changed to “the IPO,” defined as the underwritten initial public offering of our common stock, in the Selling Stockholders Resale Prospectus;

(c)	all references in the IPO Prospectus to “underwriters” will be changed to “underwriters of the IPO” in the Selling Stockholders Resale Prospectus;

(d)	all references in the IPO Prospectus to “$ per share, which is the midpoint of the price range set forth on the cover page of this prospectus” will be changed to “$ per share, which is the midpoint of the price range set forth on the cover page of the IPO Prospectus” in the Selling Stockholders Resale Prospectus;

(e)	the following sections in the Selling Stockholders Resale Prospectus are different than the corresponding sections in the IPO Prospectus:

•	“Summary—The Offering”;

•	“Use of Proceeds”;

•	“Description of Capital Stock—Registration Rights Agreement”;

•	“Selling Stockholders”; and

•	“Shares Eligible for Future Sale—General”;

(f)	the following sections in the IPO Prospectus are deleted from the Selling Stockholders Resale Prospectus:

•	“Summary—Selling Stockholders”;

•	“Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—If you purchase common stock in this offering, you will experience immediate dilution”;

•	“Capitalization”; and

•	“Dilution”;

(g)	the Selling Stockholders Resale Prospectus contains the following sections which are not in the IPO Prospectus:

•	“Summary—Recent Developments—Initial Public Offering”; and

•	“Our Business—Recent Developments—Initial Public Offering”;

(h)	the “Underwriting” section in the IPO Prospectus is deleted from the Selling Stockholders Resale Prospectus and a “Plan of Distribution” section is inserted in its place;

(i)	all references in the IPO Prospectus to the “Underwriting” section will be changed to refer to the “Plan of Distribution” section in the Selling Stockholders Resale Prospectus; and

(j)	the reference to counsel for the underwriters is deleted from the “Legal Matters” section in the Selling Stockholders Resale Prospectus.

We have included in this Registration Statement, after the financial statements and the outside back cover of the IPO Prospectus, a set of alternate pages and sections reflecting items (a), (e), (g), (h), and (j) above. We will include the Selling Stockholders Resale Prospectus in its entirety in a subsequent amendment to this Registration Statement.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 13, 2014

PRELIMINARY PROSPECTUS

             Shares

CENTURY COMMUNITIES, INC.

Common Stock

$         per share

This is the initial public offering of our common stock, $0.01 par value per share. We are offering                  shares of our common stock, and the selling stockholders named in this prospectus are offering                  shares of our common stock. We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders. We currently expect the initial public offering price to be between $         and $         per share of our common stock.

We intend to apply to list the shares of our common stock on the New York Stock Exchange under the symbol “            .”

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, under the federal securities laws and are eligible for reduced reporting requirements. See “Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 16.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us (before expenses)	$	$
Proceeds to the Selling Stockholders (before expenses)	$	$

We have granted the underwriters the right to purchase up to                  additional shares of our common stock to cover over-allotments, if any.

The underwriters expect to deliver the shares to purchasers on or about             , 2014 through the book-entry facilities of The Depository Trust Company.

FBR

                    , 2014.

CENTURY COMMUNITIES
Our Story Century Communities was founded with one simple objective: build a home with lasting value, integrity, quality and service. Century Communities has become one of the country’s fastest growing homebuilders.

We are responsible for the information contained in this prospectus, and you should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us. We, the selling stockholders and the underwriters have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We, the selling stockholders and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus and any free writing prospectus prepared by us is accurate as of any date other than the respective dates of such documents. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

- i -

STATEMENT REGARDING MARKET DATA

We use market data and industry forecasts and projections throughout this prospectus, and in particular in the sections entitled “Summary,” “Market Opportunity” and “Our Business.” We have obtained substantially all of this information from a market study prepared for us in connection with this offering by John Burns Real Estate Consulting, LLC (which we refer to as “JBREC”), an independent research provider and consulting firm, based on the most recent data available as of July 2013. We have paid JBREC a fee of $37,500 for its services, plus an amount charged at an hourly rate for additional information we may require from JBREC from time to time in connection with its services. Such information is included in this prospectus in reliance on JBREC’s authority as an expert on such matters. Any forecasts prepared by JBREC are based on data (including third party data), models and the experience of various professionals, and are based on various assumptions (including the completeness and accuracy of third-party data), all of which are subject to change without notice. See “Market Opportunity” and “Experts.”

Some of the market data included in this prospectus is derived from the CoreLogic Case-Shiller Index, the Burns Home Value Index™, and the Burns Affordability Index™. The CoreLogic Case-Shiller Index is the most widely recognized measure of home price appreciation and depreciation, and is frequently used by investors; it is released to the public monthly and quarterly via the CoreLogic website at http://www.corelogic.com/products/case-shiller.aspx. The Burns Home Value Index™ is a proprietary index developed by JBREC to materially reduce the impact of shifts in the mix of homes sold during a period by using multiple data sources to measure home price appreciation or depreciation across all homes, rather than just those that have been purchased or sold during a given quarter. The Burns Affordability Index™ is a proprietary index which compares a metropolitan area’s affordability against its own historic affordability dating back to 1981, using income and home price data purchased from third party sources plus mortgage rate data from Freddie Mac. The Burns Home Value Index™ and the Burns Affordability Index™ are updated monthly for distribution to research clients of JBREC. The public may purchase research reports from JBREC to gain access to these proprietary indices at a price of $1,500 per month per metropolitan area with a minimum three-month trial commitment. In addition, JBREC occasionally shares portions of the information and analyses from its proprietary indices through its free newsletters, which are posted on JBREC’s website and may be viewed by the public without charge.

In addition, certain market and industry data has been obtained from publicly available industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. We have not independently verified the data obtained from these sources. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus.

- ii -

SUMMARY

This summary highlights information contained elsewhere in this prospectus, but it does not contain all of the information that you may consider important in making your investment decision. Therefore, you should read this entire prospectus carefully, including, in particular, the “Risk Factors” section beginning on page 16 of this prospectus. As used in this prospectus, unless the context otherwise requires or indicates, references to “the Company,” “our company,” “we,” “our” and “us” refer to Century Communities, Inc. and its subsidiaries and affiliates, including our predecessor Century Communities Colorado, LLC; and references to “Century LLC” or “our predecessor” refer to Century Communities Colorado, LLC and (except for financial statement information, except as otherwise noted) its predecessors and affiliates.

Unless otherwise indicated, all market data included in this prospectus is derived from a market study, based on the most recent data available as of July 2013, prepared for us in connection with this offering by John Burns Real Estate Consulting, LLC (which we refer to as “JBREC”), an independent research provider and consulting firm focused on the housing industry.

Unless the context otherwise requires, the information in this prospectus assumes that: (i) we will issue shares of our common stock in this offering; (ii) the shares of our common stock to be sold in this offering are sold at $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus; (iii) the underwriters’ over-allotment option to purchase additional shares of our common stock in this offering is not exercised; and (iv) we will grant an aggregate of 5,000 shares of restricted stock to our director nominees upon or immediately after the completion of this offering pursuant to our 2013 Long-Term Incentive Plan.

Our Company

We are engaged in all aspects of homebuilding, including land acquisition and development, entitlements, and the acquisition, development, construction, marketing, sale and management of various residential projects in major metropolitan markets in Colorado and, more recently, in the greater Austin, Texas metropolitan area.

Our business strategy is focused on the design, construction and sale of single-family detached and attached homes in major metropolitan markets, including Colorado, Texas, and our planned entry into other markets in the Western United States. We offer a wide variety of product lines that enable us to meet the specific needs of each of our core markets, which we believe provides us with a balanced portfolio and an opportunity to increase market share. Since our formation, we have delivered over 2,300 homes for total revenues of approximately $600 million. In 2012, the most recent rankings available, we were one of the top 100 homebuilders in the U.S. by total closings (as ranked among public and private companies by Builder Magazine) and one of the top five homebuilders in Colorado by total closings.

Our company has been profitable every year since our founding, including throughout the recent economic downturn. Since 2008, our home sales revenue has more than doubled even as the broader homebuilder industry experienced significant revenue contraction. During that same period, many of our competitors were forced to exit the business or undergo significant restructuring. For the nine months ended September 30, 2013, we delivered 312 homes for total home sales revenue of $107.5 million, up 51.8% from $70.8 over the nine months ended September 30, 2012; for the year ended December 31, 2012, we delivered 336 homes for total home sales revenue of $96.0 million; and for the year ended December 31, 2011, we delivered 252 homes for total home sales revenue of $70.4 million. The dollar amount of our backlog of homes sold but not closed as of September 30, 2013, December 31, 2012 and December 31, 2011 was approximately $128.8 million, $51.6 million and $19.7 million, respectively.

As of September 30, 2013, we owned and controlled approximately 79 communities containing 5,985 lots in various stages of development located throughout Austin, Texas and Denver, Colorado. We seek to maximize our return on capital and reduce our risk exposure associated with holding land inventories by developing projects with targeted life cycles of approximately 24 to 36 months from the beginning of construction of the first home to close out of the community, plus an additional one to two years if necessary for the entitlement and development of land, based upon projected volumes.

The core of our business plan is to acquire and develop land strategically, based on our understanding of population growth patterns, entitlement restrictions and infrastructure development. We focus on locations within our markets with convenient access to metropolitan areas that are generally characterized by diverse economic and employment bases and demographics and increasing populations. We believe these conditions create strong demand for new housing, and these locations represent what we believe to be attractive opportunities for long-term growth. We also seek assets that have desirable characteristics, such as good access to major job centers, schools, shopping, recreation and transportation facilities, and we strive to offer a broad spectrum of product types in these locations. We seek to establish a lifestyle connection with each individual homebuyer through cutting edge product development and exemplary customer service. Our construction expertise across an extensive product offering allows us flexibility to pursue a wide array of land acquisition opportunities and appeal to a broad range of potential homebuyers, from entry-level to first- and second-time move-up buyers and even some move-down homebuyers. Additionally, we believe our diversified product strategy enables us to adapt quickly to changing market conditions and to optimize returns while strategically reducing portfolio risk.

Our predecessor entity was formed as a Colorado limited liability company in August 2002, and we converted into a Delaware corporation pursuant to the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”) on April 30, 2013. In May 2013, we completed a private offering and a private placement of 12,075,000 shares of our common stock, in reliance on Rule 144A and Regulation S under the Securities Act of 1933, as amended (which we refer to as the “Securities Act”), and pursuant to the exemption from registration provided in Rule 506 of Regulation D under the Securities Act, where we received net proceeds of approximately $224.7 million (which we refer to as the “May 2013 private offering and private placement”). We are in the process of using the net proceeds from the May 2013 private offering and private placement for the acquisition and development of land, home construction and other related purposes, including $42 million for debt repayment, $95 million for the acquisition of 2,506 lots currently under contract or non-binding letters of intent, and approximately $40 million for estimated development costs.

Market Opportunity

National Housing Market

The U.S. housing market continues to improve from the cyclical low points reached during the 2008-2009 national recession. Between the 2005 market peak and 2011, single-family housing sales declined 76%, according to data compiled by the U.S. Census Bureau, and median home prices declined 34%, as measured by the CoreLogic Case-Shiller Index. In 2011, early signs of a recovery began to materialize in many markets around the country as a result of an improving macroeconomic backdrop and excellent housing affordability. In the 12 months ended May 31, 2013, homebuilding permits increased 25% and the median single-family home price increased 15% year-over-year. Growth in new home sales outpaced growth in existing home sales over the same period, increasing 29% versus 13% for existing homes.

Historically, strong housing markets have been associated with great affordability, a healthy domestic economy, positive demographic trends such as population growth and household formation, low interest rates, increases in renters that qualify as homebuyers and locally based dynamics such as housing demand relative to housing supply. Many markets across the U.S. are exhibiting most of these positive characteristics. Relative to long-term historical averages, the U.S. economy is creating more jobs than homebuilding permits issued, the inventory of resale and new unsold homes is well below average, and affordability is near its highest level in more than 30 years, as determined by a comparison of homeownership costs to household income.

Despite recent momentum, the U.S. housing market has not fully recovered from the 2008-2009 recession as consumer confidence remains below average levels, mortgage underwriting standards have tightened and the number of delinquent homes remains elevated relative to historical averages. Additionally, real estate is a local industry and not all markets exhibit the same trends.

JBREC believes the outlook for the overall national housing market is very favorable as a result of several factors. Demand is strong; the number of adults finding employment is exceeding new home supply by a ratio of 2.4 to 1. Supply is low; resale inventory is well below the historical average months of supply, new home inventory is near an all-time low and new construction is well below historical averages. Affordability is favorable; with historically low interest rates, and home prices in many markets are back to levels last seen in 2003. JBREC forecasts that the excesses of the recent downturn will clear and that home prices and construction will increase for the foreseeable future.

Denver, Colorado

The housing fundamentals in the Denver Metropolitan Statistical Area (which we refer to as an “MSA”) continue to improve from extremely weak levels experienced in 2008 and 2009, and improvement in the fundamentals is often a precursor for home price appreciation. The improvement is due to the combination of significantly improved demand fundamentals, as a result of improving job growth and rising sales activity, and improved supply fundamentals as a result of historically low homebuilding permit and listings levels. As housing prices and mortgage rates have increased in relation to average household income since the market downturn of 2008 and 2009, affordability has returned to Denver’s historical median.

Denver’s job growth resumed in 2011 and continued through 2013. Homebuilding permits in the Denver MSA are forecasted to triple by 2015. Existing home sales activity increased by 23% in 2012 and is expected to remain steady through 2015. New home sales activity also improved in 2012 and JBREC expects further gains during 2013. Denver builders are benefitting from the very limited existing home sales and new home inventory, which is driving a high volume of traffic to new home communities and presenting builders with some pricing power as consumers want to take advantage of low mortgage rates based on historical standards.

Austin, Texas and Other Texas Metropolitan Areas

We have entered into non-binding letters of intent to purchase 700 lots in two communities in the greater Austin, Texas metropolitan area. Additionally, we intend to expand into other major metropolitan areas in Texas during 2014. The Texas region fared better than others during the recession and housing correction. The region offers an affordable cost of living and doing business, which is supported by a desirable tax environment. Population growth, boosted by migration, will support housing demand as residents come to pursue economic opportunities.

For a more detailed review of each of our markets, see “Market Opportunity.”

Our Competitive Strengths

We believe the following strengths will provide us with a significant competitive advantage in implementing our business strategy:

Cycle-Tested Management Team

We have a successful track record of managing and growing our company through various economic cycles and have achieved profitability every year since our inception, even in down markets. Our senior management team, comprised of Dale Francescon, Robert Francescon, David Messenger, Kenneth Rabel, Steven Hayes, Todd Amberry, and Eric Dome, has an average of 25 years—and an aggregate of over 125 years—of experience in all aspects of homebuilding. This experience includes land acquisition and development, entitlements, and the acquisition, development, construction, marketing, sale and management of an array of residential projects, such as single-family homes, townhomes, condominiums and apartments, in a variety of markets at both public and private companies. Our Co-Chief Executive Officers, Dale Francescon and Robert Francescon, have successfully managed our company through ten consecutive profitable years in various economic cycles, including down cycles when certain of our competitors struggled or exited the business.

Proven and Profitable Business Model

We have a profitable and efficient operating platform that positions us to take advantage of opportunities in the housing industry in both thriving and down markets. We consider our homebuilding peers in the United States to be TRI Pointe Homes, Inc., William Lyon Homes, M/I Homes, Inc., Standard Pacific Corp., M.D.C. Holdings, Inc., Hovnanian Enterprises, Inc. and Beazer Homes USA, Inc., and we are among a select few of these homebuilding peers to be profitable in every year since our founding in 2002, including during the 2008-2009 recession and the distressed economic period that followed. In addition, since 2008, our revenues have approximately tripled. We believe that our management approach, which balances a decentralized local market expertise with a centralized executive management focusing on maximizing efficiencies, supports our strong margins and profitability. To maintain our consistent profitability over the long term, we employ a well-developed land acquisition strategy and strive to control costs through a stringent process of setting realistic budgets and expectations, monitoring and evaluating them throughout the lifecycle of each project, and making any necessary adjustments to correct deviations going forward.

Attractive Land Positions in Core Markets

We continue to benefit from a sizeable and well-located existing land inventory. We believe that we have strong land positions strategically located within each of our five core markets with a heavy emphasis on in-fill locations, which are new developments on vacant or undeveloped land within existing communities and cities, and master planned communities. We select communities with convenient access to metropolitan areas that are generally characterized by diverse economic and employment bases and demographics and increasing populations. We believe these conditions create strong demand for new housing, and these homebuilding locations represent what we believe to be attractive opportunities for long-term growth. We believe our land assets also have desirable characteristics, such as good access to major job centers, schools, shopping, recreation and transportation facilities. Given that we expect an increase in our sales pace, we project that our currently owned and controlled land supply will generate closings through 2018.

Land Sourcing and Evaluation Capabilities

We believe our extensive experience and relationships and strong reputation with other market participants provide us with a significant competitive advantage in being able to efficiently source, entitle and close on land. We have developed significant collaborative relationships with land sellers, developers, contractors, lenders, brokers and investors throughout the Western U.S. over the last 25 years. As illustrated by our recent entry into Austin, Texas, these relationships provide us with opportunities to obtain the “first look” at quality land opportunities in our target markets as well as better understand the markets we plan to enter in the future.

In addition, our land evaluation process is meant to reduce development and market cycle risk and involves reviewing the status of entitlements and other governmental processing, preparing detailed budgets for all cost categories, completing environmental reviews and third-party market studies, and engaging architects and consultants to review our proposed acquisitions and design our homes and communities. In addition, because we efficiently perform preliminary due diligence on land parcels prior to committing to an acquisition, we believe we have developed a reputation as a buyer who can act quickly and decisively, which has created significant opportunities for us in our core markets. We believe that this reputation will carry over as we expand our business into additional markets.

Disciplined Investment Approach

We have been able to maximize value over the long-term and therefore operate our business to mitigate risks from downturns in the market and to position ourselves to capitalize on upturns in the market by controlling costs, maintaining a solid balance sheet and ensuring an overall strategic focus that is informed by national, regional and local market trends. Our management team has gained significant operating expertise, including managing components of much larger public homebuilders, through many varied economic cycles. The perspective gained from these experiences has helped shape the strict discipline and hands-on approach with which our company is managed. Our management team has learned to effectively evaluate the market, and we believe that we react quickly, calmly and rationally to changes.

Superior Product Design

We are a builder with a wide variety of product lines that enable us to meet the specific needs of each of our targeted buyer profiles, which we believe provides us with a balanced portfolio and an opportunity to increase market share and maximize profitability. We have demonstrated expertise in effectively building homes across product offerings from entry-level through first-time and second-time move-up and even move-down housing. We devote significant time to researching and designing our homes to better meet the needs of our buyers through the use of architects, consultants and homeowner focus groups for all levels and price points in our target markets. We believe our diversified product strategy enables us to better serve a wide range of buyers, adapt quickly to changing market conditions, and optimize performance and returns while strategically reducing portfolio risk. By providing a more customized product mix of varying lot sizes, product types, and amenities in our communities, and addressing underserved segments, we believe we can accelerate the absorption of our subdivisions, maximize profitability and earn attractive returns for our stockholders.

See “Our Business—Our Competitive Strengths” for a more detailed discussion of our competitive strengths.

Our Business Strategy

Our business strategy is focused on land acquisition and development, entitlements, and the acquisition, development, construction, marketing, sale and management of single-family detached and attached homes in major metropolitan markets, including Colorado, Texas, and our planned entry into other markets in the Western United States.

Our business strategy is driven by the following:

Acquire Land Opportunistically and Leverage Development Expertise

Our ability to identify, acquire and, if necessary, develop land in desirable locations and on favorable terms is the hallmark of our success. The core of our business plan is to secure land strategically, based on our understanding of population growth patterns, entitlement restrictions and infrastructure development. We do not speculate with respect to our land acquisitions, and we usually acquire land at various stages of development to place into our production cycle. Our land acquisition strategy focuses on finished lots as well as the development of entitled parcels that we can build homes on within approximately 24 to 36 months from the beginning of construction of the first home to close out of the community, plus an additional one to two years, if necessary, for the entitlement and development of land, in order to reduce development and market cycle risk while maintaining an inventory of owned lots and lots under land option contracts sufficient for the construction of homes in our business plan. While we focus on purchasing finished lots that generate an acceptable level of return, we will enter into land purchase contracts for undeveloped and, on occasion, unentitled land, which purchase contracts would include contingencies conditioning our obligation to purchase the land on our successful entitlement of such property. In so doing, we believe we are able to obtain better pricing on such unfinished and, on occasion, unentitled land, while mitigating risks associated with the entitlement process by including applicable contingencies in the land purchase contract.

Disciplined Management of Land Supply

Our approach to land supply management has historically been to acquire land that has attractive characteristics, including good access to schools, shopping, recreation and transportation facilities. In connection with our overall land inventory management process, our management team reviews those considerations, as well as other financial metrics, in order to decide the highest and best use of our current and prospective land assets. Historically, land dispositions have not had a material effect on our overall results of operations, but may impact overall margins. In an effort to minimize our exposure to market cycle risk, our strategy is to focus on developed lots or the development of entitled parcels that can be sold out within 24 to 36 months after the start of construction.

Provide Superior Quality and Homeowner Experience and Service

Our core operating philosophy is to provide a positive, memorable experience to our homeowners through active engagement in the building process, tailoring our product to the buyer’s lifestyle needs and enhancing communication, knowledge and satisfaction. To appeal to today’s home buying families, our selling process focuses on the homes’ features, benefits, quality, design and customizable options, in addition to the traditional metrics of price and square footage. In addition, we devote significant resources to the research and design of our homes to better meet the needs of our buyers and to maximize quality and craftsmanship. As a result, we believe that our homes generally offer higher quality and more distinctive designs within a defined price range or category than those built by our competitors. Collectively, we believe these steps enhance the selling process, lead to a more satisfied homeowner, and increase the number of buyers referred to our communities.

Expand into New and Complementary Markets

We intend to explore expansion opportunities in other parts of the Western United States. Our strategy in this regard will be to expand first into similar market niches in areas where we perceive an ability to exploit a competitive advantage. The expansion may be effected through acquisitions of homebuilders operating in those new markets. We are currently under contract to purchase properties in the greater Austin, Texas metropolitan area, with further expansion planned into other major metropolitan areas in Texas and the Western United States by the end of 2014. We anticipate that we will utilize our existing relationships to expand into Texas and other markets in the Western United States. We initially chose to focus on the Denver, Colorado Springs and Fort Collins markets in Colorado because we viewed such metropolitan areas as having unique demographic features, including higher than average anticipated growth in population and income. Likewise, we believe that Texas was less severely affected than other U.S. states by the recent economic downturn and that both Texas and California will experience above average population and personal income growth in the future.

Utilize Prudent Leverage

We intend to employ both debt and equity as part of our ongoing financing strategy, coupled with redeployment of cash flow from continuing operations, to provide us with the financial flexibility to access capital on the best terms available. In that regard, we have employed and expect to employ prudent leverage levels to finance the acquisition and development of our lots and construction of our homes. Our existing indebtedness is recourse to us and we anticipate that future indebtedness will likewise be recourse. As a means of sustaining our long-term financial health and limiting our exposure to unforeseen dislocations in the debt and financing markets, we are and expect to remain conservatively capitalized.

Focus on Efficient Operations

In connection with all of our projects, we strive to control costs through a stringent budget plan. We start by preparing a detailed budget for all cost categories as part of our due diligence. We closely monitor the budget throughout the process by continuing to revisit and update the budget on an ongoing basis. Virtually all components of our homes are provided by subcontractors. Much effort is expended to assure that scopes of work are complete and inclusive. Contract variances and extras are closely scrutinized for appropriateness. At the sale and closing of each home in a project, we compare the estimated and final margin of that house with the most recent budget to determine any negative variances so that we can adjust in order to better control costs on future homes in the project. We believe our disciplined process of setting realistic budgets and expectations, monitoring and evaluating them, and making any necessary adjustments to correct deviations going forward enables us to prudently control our costs.

Drive Revenue by Opening New Communities From Existing Land Supply

Based on our current land position, we expect to drive revenue by opening new communities from our existing land supply. Our land supply provides us with the opportunity to increase our average annual active community count on a net basis by approximately 100% in 2013 and 277% in 2014 (versus 13 active communities in 2012). As of September 30, 2013, we owned and controlled approximately 79 communities containing 5,985 lots in various stages of development. 3,013 of these lots are finished or partially developed and another 2,972 are already entitled for residential construction. Given that we expect an increase in our sales pace, we project that our currently owned and controlled land supply will generate closings through 2018.

Adhere to Our Core Operating Principles to Drive Consistent Long-Term Performance

We seek to maximize shareholder value over the long-term, and therefore operate our business to mitigate risks from market downturns and position ourselves to capitalize on market upturns. This management approach includes the following elements:

•	leveraging our management team’s significant experience, extensive relationships and strong reputation with local market participants to operate and grow our business;

•	balancing decentralized, local, day-to-day decision-making responsibility with centralized corporate oversight;

•	centralizing management approval of all land acquisitions and dispositions through an asset management committee that operates under stringent underwriting requirements;

•	ensuring all team members understand the organization’s strategy and the goals of the business and have the tools to contribute to our success;

•	attracting and retaining top talent through a culture in which team members are encouraged to contribute to our success and are given the opportunity to recognize their full potential; and

•	maintaining a performance-based corporate culture committed to the highest standards of integrity, ethics and professionalism.

Our Products

We offer a wide range of high-quality homes to consumers in our markets, ranging from entry-level and move-down homes (typically single-family attached homes from 1,000 to 2,500 square feet) to first- and second move-up homes (typically single-family detached homes from 2,000 to in excess of 4,000 square feet). We strive to maintain appropriate consumer product and price level diversification. We target what we believe to be the most profitable consumer groups for each of our locations while attempting to diversify so that our land portfolio is not overly concentrated in any one group. Our ability to build at multiple price points enables us to adjust readily to changing consumer preferences and affordability. We generally market our homes to entry-level and first- and second-time move-up buyers through targeted product offerings in each of the communities in which we operate.

We have developed and integrated into our communities a number of home designs with features such as outdoor living spaces, one-story living and first floor master bedroom suites to appeal to universal design needs, as well as recreational amenities such as golf courses, pool complexes, country clubs and recreation centers. See “Our Business—Our Products” for a more detailed discussion of our products.

Description of Owned and Controlled Communities

The following table and maps present project information relating to our owned and controlled communities as of September 30, 2013. Owned communities are those to which we hold title, while controlled communities are those that we have the contractual right to acquire but do not currently own. In total, we owned and controlled approximately 79 communities containing 5,985 lots. Of these, the controlled communities consisted of total contracts outstanding to acquire 1,426 lots in 12 communities for aggregate acquisition consideration of $55.9 million. In addition, as of September 30, 2013, we had outstanding options for 474 lots, totaling $32.7 million. Our obligations with respect to the option contracts are generally limited to the forfeiture of the related non-refundable cash deposits. As of September 30, 2013, we had $0.6 million of non-refundable cash deposits pertaining to land option contracts.

Summary of Owned and Controlled Communities

As of September 30, 2013

Market	Communities	Lots Owned/ Controlled	Product Type(1)
Austin, TX	11	525	SFD
Colorado Springs, CO	8	491	SFA/SFD
Denver, CO	46	3,903	SFA/SFD
Las Vegas, NV	3	92	SFD
Northern Colorado, CO	6	589	SFD
San Antonio, TX	5	385	SFD

Total	79	5,985

(1)	Product type SFA and SFD denote Single Family Attached and Single Family Detached, respectively.

Century Communities’ Key Lot Positions as of September 30, 2013

Pending Acquisitions of Land

As of December 31, 2013, we are a party to six non-binding letters of intent to acquire additional lots. These non-binding letters of intent contemplate our acquisition of an aggregate of six communities containing 1,290 lots for aggregate acquisition consideration of $46.5 million. There can be no assurance that we will acquire any of these land parcels on the terms or timing anticipated or at all or that we will proceed to build and sell homes on such land. The following table presents certain information with respect to each of these pending acquisitions as of December 31, 2013.

Location	Total Lots Controlled	Communities	Acquisition Price	Product Type(1)
Austin, TX	700	2	$18,000,000	SFA/SFD
Denver, CO	472	3	24,000,000	SFA/SFD
Fort Collins, CO	118	1	4,500,000	SFD

	1,290	6	$46,500,000

(1)	Product type SFA and SFD denote Single Family Attached and Single Family Detached, respectively.

We are continuously evaluating our pending contracts and letters of intent to monitor their progress with the aim of completing our stringent and rigorous evaluation process and closing on the communities as quickly as possible.

Our Formation Transactions and Corporate Structure

Our predecessor entity was formed as a Colorado limited liability company in August 2002, and we converted into a Delaware corporation pursuant to the DGCL on April 30, 2013.

Selling Stockholders

Pursuant to, and subject to the terms and conditions of, the registration rights agreement we entered into in connection with our May 2013 private offering and private placement, investors who purchased shares of our common stock in our May 2013 private offering and private placement and their respective transferees have the right to sell their shares of common stock in this offering, subject to customary terms and conditions, including underwriter cutback rights. We are including                  shares of our common stock in this offering to be sold by the selling stockholders.

Summary Risk Factors

An investment in the shares of our common stock involves risks. You should consider carefully the risks discussed below and described more fully along with other risks under “Risk Factors” in this prospectus before investing in our common stock.

•	Adverse changes in general economic conditions could reduce the demand for homes and, as a result, could have a material adverse effect on us.

•	Our long-term growth depends upon our ability to successfully identify and acquire desirable land parcels for residential build-out.

•	If homebuyers are not able to obtain suitable financing, our results of operations may decline.

•	Difficulty in obtaining sufficient capital could result in an inability to acquire land for our developments or increased costs and delays in the completion of development projects.

•	Our operating performance is subject to risks associated with the real estate industry.

•	Failure to manage land acquisitions and development and construction processes could result in significant cost overruns or errors in valuing sites.

•	We expect to use leverage in executing our business strategy, which may adversely affect the return on our assets.

•	We are an “emerging growth company” and, as a result of the reduced disclosure and governance requirements available to emerging growth companies, our common stock may be less attractive to investors.

•	There is currently no public market for shares of our common stock, a trading market for our common stock may never develop following this offering, and our common stock prices may be volatile and could decline substantially following this offering.

Our Offices

Our principal executive offices are located at 8390 East Crescent Parkway, Suite 650, Greenwood Village, Colorado 80111. Our main telephone number is (303) 770-8300. Our internet website is www.centurycommunities.com. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this prospectus.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (which we refer to as the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These provisions include, among other matters:

•	an exemption to provide fewer years of financial statements and other financial data in an initial public offering registration statement;

•	an exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting;

•	an exemption from new or revised financial accounting standards until they would apply to private companies and from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation;

•	reduced disclosure about the emerging growth company’s executive compensation arrangements; and

•	no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

We have determined to opt out of the exemption from compliance with new or revised financial accounting standards. Our decision to opt out of this exemption is irrevocable.

We have elected to adopt the reduced disclosure requirements available to emerging growth companies. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests.

We will remain an “emerging growth company” until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

The Offering

Common Stock Offered by Us	shares

Common Stock Offered by the Selling Stockholders	shares

Common Stock to be Outstanding Immediately After this Offering	shares(1)

Over-Allotment Option	We have granted to the underwriters an option to purchase up to additional shares of our common stock from us at the initial public offering price less the underwriting discounts and commissions to cover over-allotments, if any, for a period of 30 days from the date of this prospectus.

Use of Proceeds	We expect to receive net proceeds from this offering of approximately $ million (assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus), or approximately $ million if the underwriters exercise in full their over-allotment option to purchase up to additional shares of our common stock, after deducting the underwriting discounts and commissions and the estimated offering expenses of approximately $ million payable by us.

We intend to use the net proceeds of this offering primarily for the acquisition and development of land, including $ million for lots currently under contract, $ million for lots under non-binding letters of intent, and approximately $ million for estimated development costs. Additionally, to the extent not used for the acquisition of land, we may also use net proceeds for development, home construction and other related purposes. Should the underwriters exercise their over-allotment option to purchase up to additional shares of our common stock, all of the resulting net proceeds to us will be used as described above in this paragraph. See “Use of Proceeds.”

We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders.

Dividend Policy	We currently intend to retain our future earnings, if any, to finance the development and expansion of our business and, therefore, do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and such other factors as our board of directors deems relevant in its discretion. See “Dividend Policy.”

New York Stock Exchange Symbol	We intend to apply to list the shares of our common stock on the New York Stock Exchange under the symbol “ .”

Risk Factors	Investing in our common stock involves a high degree of risk. For a discussion of factors you should consider in making an investment, see “Risk Factors” beginning on page 16.

Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option to purchase additional shares of our common stock.

(1)	Excludes (i) options to purchase an aggregate of 630,000 shares of our common stock reserved for future issuance under our 2013 Long-Term Incentive Plan; (ii) 232,002 shares of our common stock reserved for future issuance under our 2013 Long-Term Incentive Plan; and (iii) up to shares of our common stock issuable upon the exercise in full by the underwriters of their over-allotment option.

Summary of Selected Financial Data

The following sets forth our summary of selected financial and operating data on a historical basis. You should read the following summary of selected financial data in conjunction with our consolidated historical financial statements and the related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

Our historical consolidated balance sheet information as of December 31, 2012 and 2011 and consolidated statement of income information and consolidated statement of members’ capital information for the years ended December 31, 2012 and 2011 have been derived from the historical consolidated financial statements audited by BKD, LLP, independent registered accounting firm, whose report with respect thereto is included elsewhere in this prospectus.

Our unaudited historical consolidated balance sheet information as of September 30, 2013 and 2012 and consolidated statement of income information and consolidated statement of members’ capital and stockholders’ equity information for the nine-month periods ended September 30, 2013 and 2012 are derived from our unaudited historical consolidated financial statements, which we believe include all adjustments necessary to present fairly the information set forth therein. Our results of operations for the interim period ended September 30, 2013 are not necessarily indicative of the results to be obtained for the full calendar year.

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011
Statement of Operations Data
Home Sales Revenues	$107,502,065	$70,816,911	$96,029,582	$70,365,841
Cost of Sales	81,084,380	55,189,824	75,447,563	52,887,094

Gross Profit	26,417,685	15,627,087	20,582,019	17,478,747
Selling, general and administrative	13,244,211	9,485,615	13,495,766	12,038,887

Operating Income	13,173,474	6,141,472	7,086,253	5,439,860
Other Income (Expense)	164,118	227,816	353,026	833,191

Pre-Tax Net Income	13,337,592	6,369,288	7,439,279	6,273,051
Less: Income tax expense	3,329,797	—	—	—
Less: Deferred taxes on conversion to a corporation	626,929	—	—	—

Net Income Attributable to Century Communities, Inc.	9,380,866	6,369,288	7,439,279	6,273,051
Less: Net income attributable to the non-controlling interests	51,511	1,493,676	1,300,831	—

Net Income Attributable to Common Stockholders	$9,329,355	$4,875,612	$6,138,448	$6,273,051

Basic and diluted earnings per share	$0.81
Pro-forma basic and diluted earnings per share(1)	$0.75	$0.53	$0.71	$0.82

Balance Sheet Data (at period end)
Inventories	$154,228,202	$62,489,120	$75,315,840	$47,929,640
Total Assets	$302,011,978	$72,843,155	$90,673,958	$62,401,593
Notes Payable and revolving loan agreement	$1,500,000	$25,439,538	$44,450,605	$21,272,520
Total Liabilities	$33,833,884	$45,160,501	$66,112,917	$33,871,484
Members’ Capital/Stockholders’ Equity	$268,178,094	$27,682,654	$24,561,041	$28,530,109

Operating Data-Owned Projects
Number of homes closed	312	251	336	252
Average sales price of homes closed	$344,557	$282,139	$285,802	$279,230
Cancellation rates	17%	16%	17%	20%
Backlog at end of period, number of homes	272	149	148	69
Backlog at end of period, aggregates sales value	$128,788,335	$47,205,186	$51,562,491	$19,720,338
Net new home orders	436	336	415	292
Average selling communities	24	20	13	11

(1)	For information regarding the pro-forma adjustments, see Note 14 to our consolidated financial statements for the years ended December 31, 2012 and 2011, and Note 17 to our unaudited condensed consolidated financial statements for the nine months ended September 30, 2013.

RISK FACTORS

An investment in our common stock involves a high degree of risk and should be considered highly speculative. Before making an investment decision, you should carefully consider the following risk factors, which address the material risks concerning our business and an investment in our common stock, together with the other information contained in this prospectus. If any of the risks discussed in this prospectus occur, our business, prospects, liquidity, financial condition and results of operations could be materially and adversely affected, in which case the trading price of our common stock could decline significantly and you could lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary Note Concerning Forward-Looking Statements.”

Risks Related to Our Business

Adverse changes in general economic conditions could reduce the demand for homes and, as a result, could have a material adverse effect on us.

The residential homebuilding industry is cyclical and is highly sensitive to changes in local and general economic conditions that are outside our control, including:

•	the availability of financing for acquisitions;

•	the availability of construction and permanent mortgages;

•	the supply of developable land in our markets;

•	consumer confidence and income generally and the confidence and income of potential homebuyers in particular;

•	levels of employment, job and personal income growth and household debt-to-income levels;

•	the availability of financing for homebuyers;

•	private and federal mortgage financing programs and federal, state, and provincial regulation of lending practices;

•	short- and long-term interest rates;

•	federal and state income tax provisions, including provisions for the deduction of mortgage interest payments;

•	real estate taxes;

•	inflation;

•	the ability of existing homeowners to sell their existing homes at prices that are acceptable to them;

•	housing demand from population growth and demographic changes (including immigration levels and trends in urban and suburban migration);

•	the supply of new or existing homes and other housing alternatives, such as apartments and other residential rental property; and

•	U.S. and global financial system and credit markets, including stock market and credit market volatility.

Economic conditions in the U.S. housing market continue to be characterized by levels of uncertainty. Since early 2006, the U.S. housing market has been negatively impacted by declining consumer confidence, restrictive mortgage standards and large supplies of foreclosures, resales and new homes, among other factors. When combined with a prolonged economic downturn, high unemployment levels, increases in the rate of inflation and uncertainty in the U.S. economy, these conditions have contributed to decreased demand for housing, declining sales prices and increasing pricing pressure. In the event that these economic and business trends continue or decline further, we could experience declines in the market value of our inventory and demand for our homes, which could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

The health of the residential homebuilding industry may also be significantly affected by “shadow inventory” levels. “Shadow inventory” refers to the number of homes with a mortgage that are in some form of distress but that have not yet been listed for sale. Shadow inventory can occur when lenders put properties that have been foreclosed or forfeited to lenders on the market gradually, rather than all at once, or delay the foreclosure process. They may choose to do so because of regulations and foreclosure moratoriums, because of the additional costs and resources required to process and sell foreclosed properties, or because they want to avoid depressing housing prices further by putting many distressed properties up for sale at the same time. A significant shadow inventory in our markets could, were it to be released into our markets, adversely impact home prices and demand for our homes, which could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

In addition, an important segment of our customer base consists of first-time and second-time move-up buyers, who often purchase homes subject to contingencies related to the sale of their existing homes. The difficulties facing these buyers in selling their homes during recessionary periods may adversely affect our sales. Moreover, during such periods, we may need to reduce our sales prices and offer greater incentives to buyers to compete for sales that may result in reduced margins.

Our long-term growth depends upon our ability to successfully identify and acquire desirable land parcels for residential build-out.

Our future growth depends upon our ability to successfully identify and acquire attractive land parcels for development of our single-family homes at reasonable prices and with terms that meet our underwriting criteria. Our ability to acquire land parcels for new single-family homes may be adversely affected by changes in the general availability of land parcels, the willingness of land sellers to sell land parcels at reasonable prices, competition for available land parcels, availability of financing to acquire land parcels, zoning and other market conditions. If the supply of land parcels appropriate for development of single-family homes is limited because of these factors, or for any other reason, our ability to grow could be significantly limited, and the number of homes that we build and sell could decline. Additionally, our ability to begin new projects could be impacted if we elect not to purchase land parcels under option contracts. To the extent that we are unable to purchase land parcels timely or enter into new contracts for the purchase of land parcels at reasonable prices, our home sales revenue and results of operations could be negatively impacted.

Our geographic concentration could materially and adversely affect us if the homebuilding industry in our current markets should decline.

Our business strategy is focused on the design, construction and sale of single-family detached and attached homes in the major metropolitan markets of Denver, Colorado Springs, and Fort Collins in Colorado, as well as our continued expansion into Texas and planned entry into other markets in the Western United States. Because our operations are concentrated in these areas, a prolonged economic downturn in one or more of these areas, particularly within Colorado, could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations, and a disproportionately greater impact on us than other homebuilders with more diversified operations. For the fiscal year ended December 31, 2012, we generated all of our revenues from our real estate inventory in Colorado, and for the nine months ended September 30, 2013, we generated 97% of our revenues from our real estate inventory in Colorado and 3% from Texas.

Any increase in unemployment or underemployment may lead to an increase in the number of loan delinquencies and property repossessions and have an adverse impact on us.

In the United States, the unemployment rate was 7.2% as of September 2013, according to the U.S. Bureau of Labor Statistics. People who are not employed, are underemployed or are concerned about the loss of their jobs are less likely to purchase new homes, may be forced to try to sell the homes they own and may face difficulties in making required mortgage payments. Therefore, any increase in unemployment or underemployment may lead to an increase in the number of loan delinquencies and property repossessions and have an adverse impact on us both by reducing demand for the homes we build and by increasing the supply of homes for sale.

If homebuyers are not able to obtain suitable financing, our results of operations may decline.

A substantial majority of our homebuyers finance their home purchases through lenders that provide mortgage financing. The availability of mortgage credit remains constrained in the United States, due in part to lower mortgage valuations on properties, various regulatory changes, and lower risk appetite by lenders, with many lenders requiring increased levels of financial qualification, lending lower multiples of income and requiring greater deposits. First-time homebuyers are generally more affected by the availability of financing than other potential homebuyers. These buyers are an important source of our demand. A limited availability of home mortgage financing may adversely affect the volume of our home sales and the sales prices we achieve in the United States.

During the recent past, the mortgage lending industry in the United States has experienced significant instability, beginning with increased defaults on subprime loans and other nonconforming loans and compounded by expectations of increasing interest payment requirements and further defaults. This in turn resulted in a decline in the market value of many mortgage loans and related securities. In response, lenders, regulators and others questioned the adequacy of lending standards and other credit requirements for several loan products and programs offered in recent years. Credit requirements have tightened, and investor demand for mortgage loans and mortgage-backed securities has declined. The deterioration in credit quality during the downturn had caused almost all lenders to stop offering subprime mortgages and most other loan products that were not eligible for sale to the Federal National Mortgage Association (which we refer to as “Fannie Mae”) or the Federal Home Loan Mortgage Corporation (which we refer to as “Freddie Mac”), or loans that did not conform to Fannie Mae, Freddie Mac, Federal Housing Administration (which we refer to as the “FHA”) or Veterans Administration (which we refer to as the “VA”) requirements. Fewer loan products, tighter loan qualifications and a reduced willingness of lenders to make loans may continue to make it more difficult for certain buyers to finance the purchase of our homes. These factors may reduce the pool of qualified homebuyers and make it more difficult to sell to first-time and move-up buyers who have historically made up a substantial part of our customers. Reductions in demand adversely affected our business and financial results during the downturn, and the duration and severity of some of their effects remain uncertain. The liquidity provided by Fannie Mae and Freddie Mac to the mortgage industry has been very important to the housing market. These entities have required substantial injections of capital from the federal government and may require additional government support in the future. Several federal government officials have proposed changing the nature of the relationship between Fannie Mae and Freddie Mac and the federal government and even nationalizing or eliminating these entities entirely. If Fannie Mae and Freddie Mac were dissolved or if the federal government determined to stop providing liquidity support to the mortgage market, there would be a reduction in the availability of the financing provided by these institutions. Any such reduction would likely have an adverse effect on interest rates, mortgage availability and our sales of new homes. The FHA insures mortgage loans that generally have lower loan payment requirements and qualification standards compared to conventional guidelines, and as a result, continue to be a particularly important source for financing the sale of our homes. In recent years, lenders have taken a more conservative view of FHA guidelines causing significant tightening of borrower eligibility for approval. Availability of condominium financing and minimum credit score benchmarks has reduced opportunity for those purchasers. In the near future, further restrictions are expected on FHA-insured loans, including limitations on seller-paid closing costs and concessions. This or any other restriction may negatively affect the availability or affordability of FHA financing, which could adversely affect our potential homebuyers’ ability to secure adequate financing and, accordingly, our ability to sell homes in the United States. In addition, changes in federal and provincial regulatory and fiscal policies aimed at aiding the homebuying market (including a repeal of the home mortgage interest tax deduction) may also negatively affect potential homebuyers’ ability to purchase homes.

In January 2013, the Consumer Financial Protection Bureau (the “CFPB”) issued a final rule, effective January 10, 2014, to implement laws requiring mortgage lenders to consider the ability of consumers to repay home loans before extending them credit and imposing minimum qualifications for mortgage borrowers. Also in January 2013, the CFPB sought comments on related proposed rules that could modify the rules for certain narrowly-defined categories of lending programs. These regulations could make it more difficult for some potential buyers to finance home purchases.

Decreases in the availability of credit and increases in the cost of credit adversely affect the ability of homebuyers to obtain or service mortgage debt. Even if potential homebuyers do not themselves need mortgage financing, where potential homebuyers must sell their existing homes in order to buy a new home, increases in mortgage costs, lack of availability of mortgages and/or regulatory changes could prevent the buyers of potential homebuyers’ existing homes from obtaining a mortgage, which would result in our potential customers’ inability to buy a new home. Similar risks apply to those buyers who are awaiting delivery of their homes and are currently in backlog. The success of homebuilders depends on the ability of potential homebuyers to obtain mortgages for the purchase of homes. If our customers (or potential buyers of our customers’ existing homes) cannot obtain suitable financing, our sales and results of operations could be adversely affected, the price of our common stock may decline and you could lose a portion of your investment.

Interest rate increases or changes in federal lending programs or other regulations could lower demand for our homes, which could materially and adversely affect us.

Most of the purchasers of our homes finance their acquisitions with mortgage financing. Rising interest rates, decreased availability of mortgage financing or of certain mortgage programs, higher down payment requirements or increased monthly mortgage costs may lead to reduced demand for our homes and mortgage loans. Increased interest rates can also hinder our ability to realize our backlog because our home purchase contracts provide customers with a financing contingency. Financing contingencies allow customers to cancel their home purchase contracts in the event that they cannot arrange for adequate financing. As a result, rising interest rates can decrease our home sales and mortgage originations. Any of these factors could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

In addition, as a result of the turbulence in the credit markets and mortgage finance industry, the federal government has taken on a significant role in supporting mortgage lending through its conservatorship of Fannie Mae and Freddie Mac, both of which purchase home mortgages and mortgage-backed securities originated by mortgage lenders, and its insurance of mortgages originated by lenders through the FHA and the VA. The availability and affordability of mortgage loans, including consumer interest rates for such loans, could be adversely affected by a curtailment or cessation of the federal government’s mortgage-related programs or policies. The FHA may continue to impose stricter loan qualification standards, raise minimum down payment requirements, impose higher mortgage insurance premiums and other costs, and/or limit the number of mortgages it insures. Due to growing federal budget deficits, the U.S. Treasury may not be able to continue supporting the mortgage-related activities of Fannie Mae, Freddie Mac, the FHA and the VA at present levels, or it may revise significantly the federal government’s participation in and support of the residential mortgage market. Because the availability of Fannie Mae, Freddie Mac, FHA- and VA-backed mortgage financing is an important factor in marketing and selling many of our homes, any limitations, restrictions or changes in the availability of such government-backed financing could reduce our home sales, which could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

Furthermore, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act was signed into law. This legislation provides for a number of new requirements relating to residential mortgages and mortgage lending practices, many of which are to be developed further by implementing rules. These include, among others, minimum standards for mortgages and lender practices in making mortgages, limitations on certain fees and incentive arrangements, retention of credit risk, and remedies for borrowers in foreclosure proceedings. The effect of such provisions on lending institutions will depend on the rules that are ultimately enacted. However, these requirements, as and when implemented, are expected to reduce the availability of loans to borrowers and/or increase the costs to borrowers to obtain such loans. Any such reduction could result in a decline of our home sales, which could materially and adversely affect us.

Any limitation on, or reduction or elimination of, tax benefits associated with owning a home would have an adverse effect upon the demand for our home products, which could be material to our business.

Significant expenses of owning a home, including mortgage interest and real estate taxes, generally are deductible expenses for an individual’s U.S. federal, and in some cases, state income taxes, subject to various limitations under current tax law and policy. If the U.S. federal government or a state government changes its income tax laws, as has been discussed from time to time, to eliminate, limit or substantially modify these income tax deductions, the after-tax cost of owning a new home would increase for many of our potential customers. The resulting loss or reduction of homeowner tax deductions, if such tax law changes were enacted without offsetting provisions, or any other increase in any taxes affecting homeowners, would adversely impact demand for and sales prices of new homes.

Increases in taxes could prevent potential customers from buying our homes and adversely affect our business or financial results.

Increases in property tax rates by local governmental authorities, as experienced in response to reduced federal and state funding, can adversely affect the ability of potential customers to obtain financing or their desire to purchase new homes. Fees imposed on developers to fund schools, open spaces, road improvements and/or provide low and moderate income housing, could increase our costs and have an adverse effect on our operations. In addition, increases in sales taxes could adversely affect our potential customers who may consider those costs in determining whether to make a new home purchase and decide, as a result, not to purchase one of our homes.

Changes to the population growth rates in certain of the markets in which we operate or plan to operate could affect the demand for homes in these regions.

Slower rates of population growth or population declines in Colorado, Texas, or other key markets in the Western United States we plan to enter, especially as compared to the high population growth rates in prior years, could affect the demand for housing, causing home prices in these markets to fall, and adversely affect our plans for growth, business, financial condition and operating results.

Difficulty in obtaining sufficient capital could result in an inability to acquire land for our developments or increased costs and delays in the completion of development projects.

The homebuilding industry is capital-intensive and requires significant up-front expenditures to acquire land parcels and begin development. If internally generated funds are not sufficient, we may seek additional capital in the form of equity or debt financing from a variety of potential sources, including additional bank financings and/or securities offerings. The availability of borrowed funds, especially for land acquisition and construction financing, may be greatly reduced nationally, and the lending community may require increased amounts of equity to be invested in a project by borrowers in connection with both new loans and the extension of existing loans. The credit and capital markets have recently experienced significant volatility. If we are required to seek additional financing to fund our operations, continued volatility in these markets may restrict our flexibility to access such financing. If we are not successful in obtaining sufficient capital to fund our planned capital and other expenditures, we may be unable to acquire land for our housing developments and/or to develop the housing. Additionally, if we cannot obtain additional financing to fund the purchase of land under our option contracts or purchase contracts, we may incur contractual penalties and fees. Any difficulty in obtaining sufficient capital for planned development expenditures could also cause project delays and any such delay could result in cost increases. Any one or more of the foregoing events could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

We face potentially substantial risk with respect to our land and lot inventory arising from significant changes in economic or market conditions.

We intend to acquire land parcels for replacement and expansion of land inventory within our current and any new markets. The risks inherent in purchasing and developing land parcels increase as consumer demand for housing decreases. As a result, we may buy and develop land parcels on which homes cannot be profitably built and sold. The market value of land parcels, building lots and housing inventories can fluctuate significantly as a result of changing market conditions, and the measures we employ to manage inventory risk may not be adequate to insulate our operations from a severe drop in inventory values. When market conditions are such that land values are not appreciating, previously entered into option agreements may become less desirable, at which time we may elect to forego deposits and pre-acquisition costs and terminate the agreements. In addition, inventory carrying costs can be significant and can result in losses in a poorly performing project or market. In the event of significant changes in economic or market conditions, we may have to sell homes at significantly lower margins or at a loss, if we are able to sell them at all.

If we are unable to develop our communities successfully or within expected timeframes, our results of operations could be adversely affected.

Before a community generates any revenues, time and material expenditures are required to acquire land, obtain development approvals and construct significant portions of project infrastructure, amenities, model homes and sales facilities. A decline in our ability to develop and market our communities successfully and to generate positive cash flow from these operations in a timely manner could have a material adverse effect on our business and results of operations and on our ability to service our debt and to meet our working capital requirements.

Adverse weather and geological conditions may increase costs, cause project delays and reduce consumer demand for housing, all of which could materially and adversely affect us.

As a homebuilder, we are subject to numerous risks, many of which are beyond our management’s control, such as droughts, floods, wildfires, landslides, soil subsidence, earthquakes and other weather-related and geologic events which could damage projects, cause delays in completion of projects, or reduce consumer demand for housing, and shortages in labor or materials, which could delay project completion and cause increases in the prices for labor or materials, thereby affecting our sales and profitability. Our current markets are primarily in Colorado, an area which has historically experienced seasonal wildfires and soil subsidence. Texas, a market into which we continue to expand, has historically experienced tornadoes, coastal flooding and hurricanes. Southern California, a market into which we plan to expand, has historically experienced earthquakes, mudslides and seasonal wildfires. In addition to directly damaging our projects, earthquakes, wildfires, mudslides or other geologic events could damage roads and highways providing access to those projects, thereby adversely affecting our ability to market homes in those areas and possibly increasing the costs of completion.

There are some risks of loss for which we may be unable to purchase insurance coverage. For example, losses associated with landslides, earthquakes and other geologic events may not be insurable and other losses, such as those arising from terrorism, may not be economically insurable. A sizeable uninsured loss could materially and adversely affect our business, prospects, liquidity, financial condition and results of operations.

Failure to recruit, retain and develop highly skilled, competent personnel may have a material adverse effect on our standards of service.

Key employees, including management team members, are fundamental to our ability to obtain, generate and manage opportunities. Key employees working in the homebuilding and construction industries are highly sought after. Failure to attract and retain such personnel or to ensure that their experience and knowledge is not lost when they leave the business through retirement, redundancy or otherwise may adversely affect the standards of our service and may have an adverse impact on our business, financial conditions and operating results. In addition, we do not maintain key person insurance in respect of any member of our senior management team. The loss of any of our management members or key personnel could adversely impact our business, financial condition and operating results. See “Management.”

Failure to find suitable subcontractors may have a material adverse effect on our standards of service.

Substantially all of our construction work is done by third-party subcontractors with us acting as the general contractor. Accordingly, the timing and quality of our construction depend on the availability and skill of our subcontractors. The difficult operating environment over the last six years in the United States has resulted in the failure of some subcontractors’ businesses and may result in further failures. In addition, reduced levels of homebuilding in the United States have led to some skilled tradesmen leaving the industry to take jobs in other sectors. While we anticipate being able to obtain sufficient materials and reliable subcontractors during times of material shortages and believe that our relationships with subcontractors are good, we do not have long-term contractual commitments with any subcontractors, and there can be no assurance that skilled subcontractors will continue to be available at reasonable rates and in the areas in which we conduct our operations.

In the future, certain of the subcontractors engaged by us may be represented by labor unions or subject to collective bargaining arrangements. A strike or other work stoppage involving any of our subcontractors could also make it difficult for us to retain subcontractors for our construction work. In addition, union activity could result in higher costs to retain our subcontractors. The inability to contract with skilled subcontractors at reasonable costs on a timely basis could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

Our reliance on contractors can expose us to various liability risks.

We rely on contractors in order to perform the construction of our homes, and in many cases, to select and obtain raw materials. We are exposed to various risks as a result of our reliance on these contractors and their respective subcontractors and suppliers, including the possibility of defects in our homes due to improper practices or materials used by contractors, which may require us to comply with our warranty obligations and/or bring a claim under an insurance policy. For example, despite our quality control efforts, we may discover that our subcontractors were engaging in improper construction practices or installing defective materials in our homes. When we discover these issues, we repair the homes in accordance with our new home warranty and as required by law. We establish warranty and other reserves for the homes we sell based on market practices, our historical experiences, and our judgment of the qualitative risks associated with the types of homes built. However, the cost of satisfying our warranty and other legal obligations in these instances may be significantly higher than our warranty reserves, and we may be unable to recover the cost of repair from such subcontractors. Regardless of the steps we take, we can in some instances be subject to fines or other penalties, and our reputation may be injured.

In addition, several other homebuilders have received inquiries from regulatory agencies concerning whether homebuilders using contractors are deemed to be employers of the employees of such contractors under certain circumstances. Although contractors are independent of the homebuilders that contract with them under normal management practices and the terms of trade contracts and subcontracts within the homebuilding industry, if regulatory agencies reclassify the employees of contractors as employees of homebuilders, homebuilders using contractors could be responsible for wage, hour and other employment-related liabilities of their contractors. In the event that a regulatory agency reclassified the employees of our contractors as our own employees, we could be responsible for wage, hour and other employment-related liabilities of our contractors.

If we experience shortages in labor supply, increased labor costs or labor disruptions, there could be delays or increased costs in developing our communities or building homes, which could adversely affect our operating results.

We require a qualified labor force to develop our communities. Access to qualified labor may be affected by circumstances beyond our control, including:

•	work stoppages resulting from labor disputes;

•	shortages of qualified trades people, such as carpenters, roofers, electricians and plumbers, especially in our key markets in the Western United States;

•	changes in laws relating to union organizing activity;

•	changes in immigration laws and trends in labor force migration; and

•	increases in subcontractor and professional services costs.

Any of these circumstances could give rise to delays in the start or completion of, or could increase the cost of, developing one or more of our communities and building homes. We may not be able to recover these increased costs by raising our home prices because the price for each home is typically set months prior to its delivery pursuant to sales contracts with our homebuyers. In such circumstances, our operating results could be adversely affected. Additionally, market and competitive forces may also limit our ability to raise the sales prices of our homes.

Utility and resource shortages or rate fluctuations could have an adverse effect on our operations.

Several of the markets in which we operate and in which we may operate in the future have historically been subject to utility and resource shortages, including significant changes to the availability of electricity and water and seasonal fluctuation in the ability of certain commodities, particularly lumber. Denver in particular has at times been affected by such shortages. Shortages of natural resources in our markets, particularly of water, may make it more difficult for us to obtain regulatory approval of new developments. We have also experienced material fluctuations in utility and resource costs across our markets, and we may incur additional costs and may not be able to complete construction on a timely basis if such fluctuations arise. In particular, as the housing market has improved and the number of new homes being constructed has increased, we have experienced increased construction costs due to additional competition for labor and materials. Furthermore, these shortages and rate fluctuations may adversely affect the regional economies in which we operate, which may reduce demand for our homes and negatively affect our business and results of operations.

Government regulations and legal challenges may delay the start or completion of our communities, increase our expenses or limit our homebuilding or other activities, which could have a negative impact on our results of operations.

The approval of numerous governmental authorities must be obtained in connection with our development activities, and these governmental authorities often have broad discretion in exercising their approval authority. We incur substantial costs related to compliance with legal and regulatory requirements. Any increase in legal and regulatory requirements may cause us to incur substantial additional costs, or in some cases cause us to determine that the property is not feasible for development. Various local, provincial, state and federal statutes, ordinances, rules and regulations concerning building, health and safety, environment, zoning, sales and similar matters apply to and/or affect the housing industry.

Municipalities may restrict or place moratoriums on the availability of utilities, such as water and sewer taps. If municipalities in which we operate take such actions, it could have an adverse effect on our business by causing delays, increasing our costs or limiting our ability to operate in those municipalities.

We may become subject to various state and local “slow growth” or “no growth” initiatives and other ballot measures that could negatively impact the availability of land and building opportunities within those localities.

Governmental regulation affects not only construction activities but also sales activities, mortgage lending activities and other dealings with consumers. In addition, it is possible that some form of expanded energy efficiency legislation may be passed by the U.S. Congress or federal agencies and certain state and provincial legislatures, which may, despite being phased in over time, significantly increase our costs of building homes and the sale price to our buyers, and adversely affect our sales volumes. We may be required to apply for additional approvals or modify our existing approvals because of changes in local circumstances or applicable law. Further, we may experience delays and increased expenses as a result of legal challenges to our proposed communities, whether brought by governmental authorities or private parties.

An inability to obtain additional performance, payment and completion surety bonds and letters of credit could limit our future growth.

We are often required to provide performance, payment and completion surety bonds or letters of credit to secure the completion of our construction contracts, development agreements and other arrangements. We have obtained facilities to provide the required volume of performance, payment and completion surety bonds and letters of credit for our expected growth in the medium term; however, unexpected growth may require additional facilities. We may also be required to renew or amend our existing facilities. Our ability to obtain additional performance, payment and completion surety bonds and letters of credit primarily depends on our credit rating, capitalization, working capital, past performance, management expertise and certain external factors, including the capacity of the markets for such bonds. Performance, payment and completion surety bond and letter of credit providers consider these factors in addition to our performance and claims record and provider-specific underwriting standards, which may change from time to time.

If our performance record or our providers’ requirements or policies change, if we cannot obtain the necessary consent from our lenders, or if the market’s capacity to provide performance, payment and completion bonds or letters of credit is not sufficient for any unexpected growth and we are unable to renew or amend our existing facilities on favorable terms or at all, we could be unable to obtain additional performance, payment and completion surety bonds or letters of credit from other sources when required, which could have a material adverse effect on our business, financial condition and results of operations.

A major health and safety incident relating to our business could be costly in terms of potential liabilities and reputational damage.

Building sites are inherently dangerous, and operating in the homebuilding industry poses certain inherent health and safety risks. Due to health and safety regulatory requirements and the number of projects we work on, health and safety performance is critical to the success of all areas of our business. Any failure in health and safety performance may result in penalties for non-compliance with relevant regulatory requirements, and a failure that results in a major or significant health and safety incident is likely to be costly in terms of potential liabilities incurred as a result. Such a failure could generate significant negative publicity and have a corresponding impact on our reputation, our relationships with relevant regulatory agencies or governmental authorities, and our ability to win new business, which in turn could have a material adverse effect on our business, financial condition and operating results.

We are subject to environmental laws and regulations, which may increase our costs, limit the areas in which we can build homes and delay completion of our projects.

We are subject to a variety of local, state and federal statutes, rules and regulations concerning land use and the protection of health and the environment, including those governing discharge of pollutants to water and air, including asbestos, the handling of hazardous materials and the cleanup of contaminated sites. We may be liable for the costs of removal, investigation or remediation of hazardous or toxic substances located on, under or in a property currently or formerly owned, leased or occupied by us, whether or not we caused or knew of the pollution. The costs of any required removal, investigation or remediation of such substances or the costs of defending against environmental claims may be substantial. The presence of such substances, or the failure to remediate such substances properly, may also adversely affect our ability to sell the land or to borrow using the land as security. Environmental impacts from historical activities have been identified at some of the projects we have developed in the past and additional projects may be located on land that may have been contaminated by previous use. Although we are not aware of any projects requiring material remediation activities by us as a result of historical contamination, no assurances can be given that material claims or liabilities relating to such developments will not arise in the future.

The particular impact and requirements of environmental laws that apply to any given community vary greatly according to the community site, the site’s environmental conditions and the present and former use of the site. We expect that increasingly stringent requirements may be imposed on homebuilders in the future. Environmental laws may result in delays, cause us to implement time consuming and expensive compliance programs and prohibit or severely restrict development in certain environmentally sensitive regions or areas, such as wetlands. We also may not identify all of these concerns during any pre-development review of project sites. Environmental regulations can also have an adverse impact on the availability and price of certain raw materials, such as lumber. Furthermore, we could incur substantial costs, including cleanup costs, fines, penalties and other sanctions and damages from third-party claims for property damage or personal injury, as a result of our failure to comply with, or liabilities under, applicable environmental laws and regulations. In addition, we are subject to third-party challenges, such as by environmental groups, under environmental laws and regulations to the permits and other approvals required for our projects and operations. These matters could adversely affect our business, financial condition and operating results.

We may be liable for claims for damages as a result of use of hazardous materials.

As a homebuilding business with a wide variety of historic homebuilding and construction activities, we could be liable for future claims for damages as a result of the past or present use of hazardous materials, including building materials which in the future become known or are suspected to be hazardous. Any such claims may adversely affect our business, financial condition and operating results. Insurance coverage for such claims may be limited or non-existent.

Our properties may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem.

Litigation and concern about indoor exposure to certain types of toxic molds have been increasing as the public becomes increasingly aware that exposure to mold can cause a variety of health effects and symptoms, including allergic reactions. Toxic molds can be found almost anywhere; they can grow on virtually any organic substance, as long as moisture and oxygen are present. There are molds that can grow on wood, paper, carpet, foods and insulation. When excessive moisture accumulates in buildings or on building materials, mold growth will often occur, particularly if the moisture problem remains undiscovered or unaddressed. It is impossible to eliminate all mold and mold spores in the indoor environment. If mold or other airborne contaminants exist or appear at our properties, we may have to undertake a costly remediation program to contain or remove the contaminants or increase indoor ventilation. If indoor air quality were impaired, we could be liable to our homebuyers or others for property damage or personal injury.

We may not be able to compete effectively against competitors in the homebuilding industry, especially in the new markets we plan to enter.

Competition in the homebuilding industry is intense, and there are relatively low barriers to entry into our business. Homebuilders compete for, among other things, home buying customers, desirable land parcels, financing, raw materials and skilled labor. Increased competition could hurt our business, as it could prevent us from acquiring attractive land parcels on which to build homes or make such acquisitions more expensive, hinder our market share expansion, and lead to pricing pressures on our homes that may adversely impact our margins and revenues. If we are unable to successfully compete, our business, prospects, liquidity, financial condition and results of operations could be materially and adversely affected. We compete with large national and regional homebuilding companies and with smaller local homebuilders for land, financing, raw materials and skilled management and labor resources. Furthermore, a number of our primary competitors are significantly larger, have a longer operating history and may have greater resources or lower cost of capital than ours; accordingly, they may be able to compete more effectively in one or more of the markets in which we operate. Many of these competitors also have longstanding relationships with subcontractors and suppliers in the markets in which we operate. As we expand our operations into Texas and California, we will face new competition from many established homebuilders in those markets, and we will not have the benefit of the extensive relationships and strong reputations with subcontractors, suppliers and homebuyers that we enjoy in our current markets. We also compete with the resale, or “previously owned,” home market, which has increased significantly due to the large number of homes that have been foreclosed on or could be foreclosed on due to the recent economic downturn, and with available rental housing.

Raw materials and building supply shortages and price fluctuations could delay or increase the cost of home construction and adversely affect our operating results.

The homebuilding industry has, from time to time, experienced raw material shortages and been adversely affected by volatility in global commodity prices. In particular, shortages and fluctuations in the price of concrete, drywall, lumber or other important raw materials could result in delays in the start or completion of, or increase the cost of, developing one or more of our residential communities.

In addition, the cost of petroleum products, which are used both to deliver our materials and to transport workers to our job sites, fluctuates and may be subject to increased volatility as a result of geopolitical events or accidents such as the Deepwater Horizon accident in the Gulf of Mexico. Changes in such costs could also result in higher prices for any product utilizing petrochemicals. These cost increases may have an adverse effect on our operating margin and results of operations and may result in a decline in the price of our common stock. Furthermore, any such cost increase may adversely affect the regional economies in which we operate and reduce demand for our homes.

Increases in our cancellation rate could have a negative impact on our home sales revenue and homebuilding margins.

Our backlog reflects sales contracts with our homebuyers for homes that have not yet been delivered. We have received a deposit from a homebuyer for each home reflected in our backlog, and generally we have the right to retain the deposit if the homebuyer fails to comply with his or her obligations under the sales contract, subject to certain exceptions, including as a result of state and local law, the homebuyer’s inability to sell his or her current home or, in certain circumstances, the homebuyer’s inability to obtain suitable financing. Home order cancellations negatively impact the number of closed homes, net new home orders, home sales revenue and results of operations, as well as the number of homes in backlog. Home order cancellations can result from a number of factors, including declines or slow appreciation in the market value of homes, increases in the supply of homes available to be purchased, increased competition, higher mortgage interest rates, homebuyers’ inability to sell their existing homes, homebuyers’ inability to obtain suitable financing, including providing sufficient down payments, and adverse changes in economic conditions. An increase in the level of our home order cancellations could have a negative impact on our business, prospects, liquidity, financial condition and results of operations.

Homebuilding is subject to product liability and warranty claims arising in the ordinary course of business that can be significant.

As a homebuilder, we are subject to home warranty and construction defect claims arising in the ordinary course of business. There can be no assurance that any developments we undertake will be free from defects once completed. Construction defects may occur on projects and developments and may arise during a significant period of time after completion. Defects arising on a development attributable to us may lead to significant contractual or other liabilities.

As a consequence, we maintain products and completed operations excess liability insurance, obtain indemnities and certificates of insurance from subcontractors generally covering claims related to damages resulting from faulty workmanship and materials, and create warranty and other reserves for the homes we sell based on historical experience in our markets and our judgment of the risks associated with the types of homes built. Although we actively monitor our insurance reserves and coverage, because of the uncertainties inherent to these matters, we cannot provide assurance that our insurance coverage, our subcontractor arrangements and our reserves will be adequate to address all of our warranty and construction defect claims in the future. In addition, contractual indemnities can be difficult to enforce. We may also be responsible for applicable self-insured retentions, and some types of claims may not be covered by insurance or may exceed applicable coverage limits. Additionally, the coverage offered by and the availability of products and completed operations excess liability insurance for construction defects is currently limited and costly. This coverage may be further restricted or become more costly in the future.

In addition, we have plans to conduct, in the future, a portion of our business in California, one of the most highly regulated and litigious jurisdictions in the United States, which imposes a ten-year, strict liability tail on most construction liability claims. As a result, we may be exposed to potential losses and expenses due to litigation, new laws and regulations related to our planned California operations.

Unexpected expenditures attributable to defects or previously unknown sub-surface conditions arising on a development project may have a material adverse effect on our business, financial condition and operating results. In addition, severe or widespread incidents of defects giving rise to unexpected levels of expenditure, to the extent not covered by insurance or redress against subcontractors, may adversely affect our business, financial condition and operating results.

We may suffer uninsured losses or suffer material losses in excess of insurance limits.

We could suffer physical damage to property and liabilities resulting in losses that may not be fully compensated by insurance. In addition, certain types of risks, such as personal injury claims, may be, or may become in the future, either uninsurable or not economically insurable, or may not be currently or in the future covered by our insurance policies. Should an uninsured loss or a loss in excess of insured limits occur, we could sustain financial loss or lose capital invested in the affected property as well as anticipated future income from that property. In addition, we could be liable to repair damage or meet liabilities caused by uninsured risks. We may be liable for any debt or other financial obligations related to affected property. Material losses or liabilities in excess of insurance proceeds may occur in the future.

In the United States, the coverage offered and the availability of general liability insurance for construction defects is currently limited and is costly. As a result, an increasing number of our subcontractors in the United States may be unable to obtain insurance. If we cannot effectively recover construction defect liabilities and costs of defense from our subcontractors or their insurers, or if we have self-insured, we may suffer losses. Coverage may be further restricted and become even more costly. Such circumstances could adversely affect our business, financial condition and operating results.

Our operating performance is subject to risks associated with the real estate industry.

Real estate investments are subject to various risks and fluctuations and cycles in value and demand, many of which are beyond our control. Certain events may decrease cash available for operations, as well as the value of our real estate assets. These events include, but are not limited to:

•	adverse changes in financial conditions of buyers and sellers of properties, particularly residential homes and land suitable for development of residential homes;

•	adverse changes in international, national or local economic and demographic conditions;

•	competition from other real estate investors with significant capital, including other real estate operating companies and developers and institutional investment funds;

•	reductions in the level of demand for and increases in the supply of land suitable for development;

•	fluctuations in interest rates, which could adversely affect our ability, or the ability of homebuyers, to obtain financing on favorable terms or at all;

•	unanticipated increases in expenses, including, without limitation, insurance costs, development costs, real estate assessments and other taxes and costs of compliance with laws, regulations and governmental policies; and

•	changes in enforcement of laws, regulations and governmental policies, including, without limitation, health, safety, environmental, zoning and tax laws, governmental fiscal policies and the Americans with Disabilities Act of 1990.

In addition, periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in the purchase of homes or an increased incidence of home order cancellations. If we cannot successfully implement our business strategy, our business, prospects, liquidity, financial condition and results of operations will be adversely affected.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties for reasonable prices in response to changing economic, financial and investment conditions may be limited and we may be forced to hold non-income producing properties for extended periods of time.

Real estate investments are relatively difficult to sell quickly. As a result, our ability to promptly sell one or more properties in response to changing economic, financial and investment conditions is limited and we may be forced to hold non-income producing assets for an extended period of time. We cannot predict whether we will be able to sell any property for the price or on the terms that we set or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property.

If the market value of our land inventory decreases, our results of operations could be adversely affected by impairments and write-downs.

The market value of our land and housing inventories depends on market conditions. We acquire land for expansion into new markets and for replacement of land inventory and expansion within our current markets. There is an inherent risk that the value of the land owned by us may decline after purchase. The valuation of property is inherently subjective and based on the individual characteristics of each property. We may have acquired options on or bought and developed land at a cost we will not be able to recover fully or on which we cannot build and sell homes profitably. In addition, our deposits for lots controlled under option or similar contracts may be put at risk.

Factors, such as changes in regulatory requirements and applicable laws (including in relation to building regulations, taxation and planning), political conditions, the condition of financial markets, both local and national economic conditions, the financial condition of customers, potentially adverse tax consequences, and interest and inflation rate fluctuations, subject land valuations to uncertainty. Moreover, all valuations are made on the basis of assumptions that may not prove to reflect economic or demographic reality. If housing demand decreases below what we anticipated when we acquired our inventory, our profitability may be adversely affected and we may not be able to recover our costs when we sell and build houses.

Due to economic conditions in the United States in recent years, including increased amounts of home and land inventory that entered certain U.S. markets from foreclosure sales or short sales, the market value of our land and home inventory was negatively impacted. We regularly review the value of our land holdings and continue to review our holdings on a periodic basis. Material write-downs and impairments in the value of our inventory may be required, and we may in the future sell land or homes at a loss, which could adversely affect our results of operations and financial condition.

Inflation could adversely affect our business and financial results.

Inflation could adversely affect us by increasing the costs of land, materials and labor needed to operate our business. In the event of an increase in inflation, we may seek to increase the sales prices of homes in order to maintain satisfactory margins. However, an oversupply of homes relative to demand and home prices being set several months before homes are delivered may make any such increase difficult or impossible. In addition, inflation is often accompanied by higher interest rates, which historically have had a negative impact on housing demand. In such an environment, we may not be able to raise home prices sufficiently to keep up with the rate of inflation and our margins could decrease. Moreover, the cost of capital increases as a result of inflation and the purchasing power of our cash resources declines. Current or future efforts by the government to stimulate the economy may increase the risk of significant inflation and its adverse impact on our business or financial results.

Our quarterly operating results may fluctuate because of the seasonal nature of our business and other factors.

Our quarterly operating results generally fluctuate by season. Historically, we have entered into a larger percentage of contracts for the sale of our homes during the spring and summer months. Weather-related problems, typically in the fall, late winter and early spring, may delay starts or closings and increase costs and thus reduce profitability. Seasonal natural disasters such as floods and fires could cause delays in the completion of, or increase the cost of, developing one or more of our communities, causing an adverse effect on our sales and revenues.

In many cases, we may not be able to recapture increased costs by raising prices. In addition, deliveries may be staggered over different periods of the year and may be concentrated in particular quarters. Our quarterly operating results may fluctuate because of these factors.

We will become subject to financial reporting and other requirements as a public company for which our accounting and other management systems and resources may not be adequately prepared.

As a public company with listed equity securities, we will need to comply with new laws, regulations and requirements, including the requirements of the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”), certain corporate governance provisions of the Sarbanes-Oxley Act of 2002 (which we refer to as the “Sarbanes-Oxley Act”), related regulations of the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) and requirements of the New York Stock Exchange, with which we were not required to comply as a private company. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting.

Section 404 of the Sarbanes-Oxley Act requires our management and independent auditors to report annually on the effectiveness of our internal control over financial reporting. However, we are an “emerging growth company,” as defined in the JOBS Act, and, so for as long as we continue to be an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404. Once we are no longer an emerging growth company or, if prior to such date, we opt to no longer take advantage of the applicable exemption, we will be required to include an opinion from our independent auditors on the effectiveness of our internal control over financial reporting.

We would cease to be an “emerging growth company” upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of this offering, (ii) the first fiscal year after our annual gross revenues are $1.0 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities or (iv) as of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year

These reporting and other obligations will place significant demands on our management, administrative, operational, and accounting resources and will cause us to incur significant expenses. We may need to upgrade our systems or create new systems, implement additional financial and management controls, reporting systems and procedures, create or outsource an internal audit function, and hire additional accounting and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to maintain effective internal control over financial reporting could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of our fiscal year 2015. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting.

We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. Prior to this evaluation and testing process, we recently identified, and we believe fully remediated, a material weakness attributable to accounting periods prior to our retention of our current Chief Financial Officer, but there is no assurance that additional material weaknesses will not be identified.

If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC.

We will be required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the JOBS Act, if we continue to take advantage of the exemptions contained in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, rules implemented by the SEC and the New York Stock Exchange require changes in corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We will also incur additional costs associated with our public company reporting requirements. We expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, particularly to serve on our audit committee and compensation committee, or as executive officers.

Acts of war or terrorism may seriously harm our business.

Acts of war, any outbreak or escalation of hostilities between the United States and any foreign power or acts of terrorism may cause disruption to the U.S. economy, or the local economies of the markets in which we operate, cause shortages of building materials, increase costs associated with obtaining building materials, result in building code changes that could increase costs of construction, affect job growth and consumer confidence or cause economic changes that we cannot anticipate, all of which could reduce demand for our homes and adversely impact our business, prospects, liquidity, financial condition and results of operations.

Negative publicity may affect our business performance and could affect our stock price.

Unfavorable media related to our industry, company, brands, marketing, personnel, operations, business performance or prospects may affect our stock price and the performance of our business, regardless of its accuracy or inaccuracy. Our success in maintaining, extending and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. Adverse publicity or negative commentary on social media outlets, such as blogs, websites or newsletters, could hurt operating results, as consumers might avoid brands that receive bad press or negative reviews. Negative publicity may result in a decrease in operating results that could lead to a decline in the price of our common stock and cause you to lose all or a portion of your investment.

Failure to manage land acquisitions and development and construction processes could result in significant cost overruns or errors in valuing sites.

We own and purchase a large number of sites each year and are therefore dependent on our ability to process a very large number of transactions (which include, among other things, evaluating the site purchase, designing the layout of the development, sourcing materials and subcontractors and managing contractual commitments) efficiently and accurately. Errors by employees, failure to comply with regulatory requirements and conduct of business rules, failings or inadequacies in internal control processes, inabilities to obtain desired approvals and entitlements, cost overruns, equipment failures, natural disasters or the failure of external systems, including those of our suppliers or counterparties, could result in operational losses that could adversely affect our business, financial condition and operating results and our relationships with our customers.

We may incur a variety of costs to engage in future growth or expansion of our operations or acquisitions or disposals of businesses, and the anticipated benefits may never be realized.

As a part of our business strategy, we may make acquisitions, or significant investments in, and/or disposals of businesses. Any future acquisitions, investments and/or disposals would be accompanied by risks such as:

•	difficulties in assimilating the operations and personnel of acquired companies or businesses;

•	diversion of our management’s attention from ongoing business concerns;

•	our potential inability to maximize our financial and strategic position through the successful incorporation or disposition of operations;

•	maintenance of uniform standards, controls, procedures and policies; and

•	impairment of existing relationships with employees, contractors, suppliers and customers as a result of the integration of new management personnel and cost-saving initiatives.

We cannot guarantee that we will be able to successfully integrate any company or business that we might acquire in the future, and our failure to do so could harm our current business.

In addition, we may not realize the anticipated benefits of these transactions and there may be other unanticipated or unidentified effects. While we would seek protection, for example, through warranties and indemnities in the case of acquisitions, significant liabilities may not be identified in due diligence or come to light after the expiry of warranty or indemnity periods. Additionally, while we would seek to limit our ongoing exposure, for example, through liability caps and period limits on warranties and indemnities in the case of disposals, some warranties and indemnities may give rise to unexpected and significant liabilities. Any claims arising in the future may adversely affect our business, financial condition and operating results.

Poor relations with the residents of our communities could negatively impact sales, which could cause our revenues or results of operations to decline.

Residents of communities we develop rely on us to resolve issues or disputes that may arise in connection with the operation or development of their communities. Efforts made by us to resolve these issues or disputes could be deemed unsatisfactory by the affected residents and subsequent actions by these residents could adversely affect sales or our reputation. In addition, we could be required to make material expenditures related to the settlement of such issues or disputes or to modify our community development plans, which could adversely affect our results of operations.

We may be subject to various risks relating to our future plan to vertically integrate mortgage lending into our business.

In the future, we plan to vertically integrate mortgage lending into our business, which will enable us to provide financing to our homebuyers. There are risks involved with engaging in the mortgage lending business, including establishing sufficient stringent underwriting standards, so as to limit the level of foreclosures experienced on mortgages originated by us. We may hold some of the loans we originate to maturity; however, in order to finance our planned mortgage business, we will most likely sell the loans we originate, either as whole loans or pursuant to a securitization. It is customary in connection with such transactions for the originator, such as we would be, to make representations and warranties to the purchasers, guarantors and insurers about the mortgage loans and the manner in which they were originated and to offer certain indemnities and guaranties to the purchasers, guarantors and insurers. In the event of defaults on the loans we originate, we may be required to repurchase or substitute mortgage loans, or indemnify buyers, guarantors or insurers of our loans. Because we have limited experience in originating and underwriting home loans, our underwriting standards may not be as stringent as a more traditional lender, and accordingly, we may experience a higher rate of default than lenders who have engaged in the mortgage lending industry for a longer period of time. Moreover, the loans we originate will be limited primarily to buyers of our homes, so our pool of borrowers will be less diverse than as would be the case with a traditional lender, and thus there could be a higher correlation in the default rate with our borrowers. In addition, because we are originating loans to buyers of our homes, there is the risk that we may be more incentivized, compared to more traditional lenders, to lower our underwriting standards in order to close home sales. Should our underwriting standards not adequately screen quality applicants, the default rate on the loans we originate may be higher, which could have an adverse impact on our results of operations and financial condition, either because the loans we own are no longer performing or because we are required to repurchase or otherwise indemnify purchasers, guarantors or insurers of the loans we sell or securitize.

Risk Related to Conflicts of Interest

As a result of Dale Francescon’s and Robert Francescon’s relationship with our company, conflicts of interest may arise with respect to any transactions involving or with Dale Francescon, Robert Francescon, or their affiliates, and their interests may not be aligned with yours.

Dale Francescon and Robert Francescon are our Co-Chief Executive Officers, sit on our board of directors, and collectively beneficially own 5,626,000 shares of our common stock, which will represent             % of our common stock outstanding immediately after this offering, or             % if the underwriters exercise in full their over-allotment option to purchase additional shares of our common stock in this offering. For so long as Dale Francescon and Robert Francescon continue to beneficially own a significant stake in us, they will have significant influence over the power to:

•	elect our directors and exercise overall control over our company;

•	agree to sell or otherwise transfer a controlling stake in our company; and

•	determine the outcome of substantially all actions requiring the majority approval of our stockholders, including transactions with related parties, corporate reorganizations, mergers, acquisitions and dispositions of assets.

The interests of Dale Francescon and Robert Francescon may not be fully aligned with yours, and this could lead to a strategy that is not in your best interests. In addition, their significant ownership in us and resulting ability to effectively control us will limit your ability to influence corporate matters and may discourage someone from making a significant equity investment in us, or could discourage transactions involving a change in control, including transactions in which you as a holder of shares of our common stock might otherwise receive a premium for your shares over the then-current market price.

In addition, there may be transactions between us and Dale Francescon, Robert Francescon, or their affiliates that could present an actual or perceived conflict of interest. These conflicts of interest may lead Dale and/or Robert Francescon to recuse himself or themselves from actions of our board of directors with respect to any transactions involving or with Dale or Robert Francescon or their affiliates. For example, we have entered into employment agreements with Dale Francescon and Robert Francescon, our Co-Chief Executive Officers, in their capacities as officers, pursuant to which they are required to devote substantially full-time attention to our affairs. See “Executive and Director Compensation—Employment Agreements.” These employment agreements were not negotiated on an arm’s-length basis. We may choose not to enforce, or to enforce less vigorously, our rights under these agreements because of our desire to maintain our ongoing relationship with the individuals party to these agreements.

Risks Related to Our Indebtedness

We expect to use leverage in executing our business strategy, which may adversely affect the return on our assets.

We may incur a substantial amount of debt in the future. Our existing indebtedness is recourse to us and we anticipate that future indebtedness will likewise be recourse. As of September 30, 2013, we had approximately $44.5 million of aggregate loan capacity, of which $1.5 million was outstanding. Our board of directors will consider a number of factors when evaluating our level of indebtedness and when making decisions regarding the incurrence of new indebtedness, including the purchase price of assets to be acquired with debt financing, the estimated market value of our assets and the ability of particular assets, and our company as a whole, to generate cash flow to cover the expected debt service. As a means of sustaining our long-term financial health and limiting our exposure to unforeseen dislocations in the debt and financing markets, we currently expect to remain conservatively capitalized; however, our charter does not contain a limitation on the amount of debt we may incur and our board of directors may change our target debt levels at any time without the approval of our stockholders.

Incurring a substantial amount of debt could have important consequences for our business, including:

•	making it more difficult for us to satisfy our obligations with respect to our debt or to our trade or other creditors;

•	increasing our vulnerability to adverse economic or industry conditions;

•	limiting our ability to obtain additional financing to fund capital expenditures and acquisitions, particularly when the availability of financing in the capital markets is limited;

•	requiring a substantial portion of our cash flows from operations and the proceeds from this offering for the payment of interest on our debt and reducing our ability to use our cash flows and the proceeds from this offering to fund working capital, capital expenditures, acquisitions and general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	placing us at a competitive disadvantage to less leveraged competitors.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us through capital markets financings or under our credit facilities or otherwise in an amount sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, on or before its maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. In addition, we may incur additional indebtedness in order to finance our operations or to repay existing indebtedness. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional debt or equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms or at all, or on terms that would be advantageous to our stockholders or on terms that would not require us to breach the terms and conditions of our existing or future debt agreements.

Access to financing sources may not be available on favorable terms, or at all, especially in light of current market conditions, which could adversely affect our ability to maximize our returns.

We expect to employ prudent levels of leverage to finance the acquisition and development of our lots and construction of our homes. Our existing indebtedness is recourse to us and we anticipate that future indebtedness will likewise be recourse. As of September 30, 2013, we had approximately $44.5 million of aggregate loan capacity, of which $1.5 million was outstanding. Our access to additional third-party sources of financing will depend, in part, on:

•	general market conditions;

•	the market’s perception of our growth potential;

•	with respect to acquisition and/or development financing, the market’s perception of the value of the land parcels to be acquired and/or developed;

•	our current debt levels;

•	our current and expected future earnings;

•	our cash flow; and

•	the market price per share of our common stock.

Recently, domestic financial markets have experienced unusual volatility, uncertainty and a tightening of liquidity in both the investment grade debt and equity capital markets. Credit spreads for major sources of capital widened significantly during the U.S. credit crisis as investors demanded a higher risk premium. Given the current volatility and weakness in the capital and credit markets, potential lenders may be unwilling or unable to provide us with financing that is attractive to us or may charge us prohibitively high fees in order to obtain financing. Consequently, there is greater uncertainty regarding our ability to access the credit market in order to attract financing on reasonable terms. Investment returns on our assets and our ability to make acquisitions could be adversely affected by our inability to secure additional financing on reasonable terms, if at all.

Depending on market conditions at the relevant time, we may have to rely more heavily on additional equity financings or on less efficient forms of debt financing that require a larger portion of our cash flow from operations, thereby reducing funds available for our operations, future business opportunities and other purposes. We may not have access to such equity or debt capital on favorable terms at the desired times, or at all.

Our current financing arrangements contain, and our future financing arrangements likely will contain, restrictive covenants relating to our operations.

Our current financing arrangements contain, and the financing arrangements we enter into in the future likely will contain, covenants (financial and otherwise) affecting our ability to incur additional debt, make certain investments, reduce liquidity below certain levels, make distributions to our stockholders and otherwise affect our operating policies. The restrictions contained in our financing arrangements could also limit our ability to plan for or react to market conditions, meet capital needs or make acquisitions or otherwise restrict our activities or business plans. If we fail to meet or satisfy any of these covenants in our debt agreements we would be in default under these agreements, and our lenders could elect to declare outstanding amounts due and payable, terminate their commitments, require the posting of additional collateral or enforce their respective interests against existing collateral. A default also could limit significantly our financing alternatives, which could cause us to curtail our investment activities and/or dispose of assets when we otherwise would not choose to do so. If we default on several of our debt agreements or any single significant debt agreement, it could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

Secured indebtedness exposes us to the possibility of foreclosure on our ownership interests in our land parcels.

Incurring mortgage and other secured indebtedness increases our risk of loss of our ownership interests in our land parcels or other assets because defaults thereunder, and the inability to refinance such indebtedness, may result in foreclosure action initiated by lenders.

Interest expense on debt we will incur may limit our cash available to fund our growth strategies.

As of September 30, 2013, we had approximately $44.5 million of aggregate loan capacity, of which $1.5 million was outstanding. As part of our financing strategy, we may incur a significant amount of additional debt. Our current debt has, and any additional debt we subsequently incur may have a floating rate of interest. Higher interest rates could increase debt service requirements on our current floating rate debt and on any floating rate debt we subsequently incur, and could reduce funds available for operations, future business opportunities or other purposes. If we need to repay existing debt during periods of rising interest rates, we could be required to refinance our then-existing debt on unfavorable terms or liquidate one or more of our assets to repay such debt at times which may not permit realization of the maximum return on such assets and could result in a loss. The occurrence of either such event or both could materially and adversely affect our cash flows and results of operations.

Failure to hedge effectively against interest rate changes may adversely affect us.

We may obtain in the future one or more forms of interest rate protection—in the form of swap agreements, interest rate cap contracts or similar agreements—to hedge against the possible negative effects of interest rate fluctuations. However, we cannot assure you that any hedging will adequately relieve the adverse effects of interest rate increases or that counterparties under these agreements will honor their obligations thereunder. In addition, we may be subject to risks of default by hedging counterparties. Adverse economic conditions could also cause the terms on which we borrow to be unfavorable. We could be required to liquidate one or more of our assets at times which may not permit us to receive an attractive return on our assets in order to meet our debt service obligations.

We may require additional capital in the future and may not be able to secure adequate funds on terms acceptable to us.

The expansion and development of our business may require significant capital, which we may be unable to obtain, to fund our capital expenditures and operating expenses, including working capital needs. In accordance with our growth strategy, following this offering, we expect to opportunistically raise additional debt capital to help fund the growth of our business, subject to market and other conditions, but such debt capital may not be available to us on a timely basis at reasonable rates or at all.

In the future, we may fail to generate sufficient cash flow from the sales of our homes and land to meet our cash requirements. Further, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach expected levels or we have to incur unforeseen capital expenditures and make investments to maintain our competitive position. If this is the case, we may require additional financing sooner than anticipated or we may have to delay or abandon some or all of our development and expansion plans or otherwise forego market opportunities.

To a large extent, our cash flow generation ability is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations in an amount sufficient to enable us to fund our liquidity needs. As a result, we may need to refinance all or a portion of our debt, on or before its maturity, or obtain additional equity or debt financing. We cannot assure you that we will be able to do so on favorable terms, if at all. Any inability to generate sufficient cash flow, refinance our debt or incur additional debt on favorable terms could adversely affect our financial condition and could cause us to be unable to service our debt and may delay or prevent the expansion of our business.

Risks Related to Our Organization and Structure

We depend on key personnel.

Our success depends to a significant degree upon the contributions of certain key personnel including, but not limited to, Dale Francescon and Robert Francescon, our Co-Chief Executive Officers, each of whom would be difficult to replace. Although we have entered into employment agreements with Dale Francescon and Robert Francescon, in their capacities as officers, there is no guarantee that these executives will remain employed with us. If any of our key personnel were to cease employment with us, our operating results could suffer. Further, the process of attracting and retaining suitable replacements for key personnel whose services we may lose would result in transition costs and would divert the attention of other members of our senior management from our existing operations. The loss of services from key personnel or a limitation in their availability could materially and adversely impact our business, prospects, liquidity, financial condition and results of operations. Further, such a loss could be negatively perceived in the capital markets. We have not obtained and do not expect to obtain key man life insurance that would provide us with proceeds in the event of death or disability of any of our key personnel.

We may not be able to successfully operate our business.

Our predecessor was formed in August 2002, and we converted into a Delaware corporation on April 30, 2013. We cannot assure you that our past experience will be sufficient to enable us to operate our business successfully or implement our operating policies and business strategies as described in this prospectus.

Furthermore, we may not be able to generate sufficient operating cash flows to pay our operating expenses or service our indebtedness. You should not rely upon the past performance of our management team, as past performance may not be indicative of our future results.

Termination of the employment agreements with the members of our management team could be costly and prevent a change in control of our company.

The employment agreements we have entered into with Dale Francescon and Robert Francescon, our Co-Chief Executive Officers, in their capacities as officers, each provide that if their employment with us terminates under certain circumstances, we may be required to pay them significant amounts of severance compensation, thereby making it costly to terminate their employment. Furthermore, these provisions could delay or prevent a transaction or a change in control of our company that might involve a premium paid for shares of our common stock or otherwise be in the best interests of our stockholders, which could adversely affect the market price of our common stock.

Certain anti-takeover defenses and applicable law may limit the ability of a third party to acquire control of us.

Our charter and bylaws and Delaware law contain provisions that may delay or prevent a transaction or a change in control of our company that might involve a premium paid for shares of our common stock or otherwise be in the best interests of our stockholders, which could adversely affect the market price of our common stock. Certain of these provisions are described below.

Selected provisions of our charter and bylaws. Our charter and/or bylaws contain anti-takeover provisions that:

•	authorize our board of directors, without further action by the stockholders, to issue up to 50 million shares of preferred stock in one or more series, and with respect to each series, to fix the number of shares constituting that series, the powers, rights and preferences of the shares of that series, and the qualifications, limitations and restrictions of that series;

•	require that actions to be taken by our stockholders may be taken only at an annual or special meeting of our stockholders and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairman of our board of directors, our chief executive officer, or our president;

•	provide that our bylaws may be amended by our board of directors without stockholder approval;

•	provide that directors may be removed from office only by the affirmative vote of the holders of 66 2/3% of the voting power of our capital stock entitled to vote generally in the election of directors;

•	provide that vacancies on our board of directors or newly created directorships resulting from an increase in the number of our directors may be filled only by a vote of a majority of directors then in office, even though less than a quorum;

•	provide that, subject to the express rights, if any, of the holders of any series of preferred stock, any amendment, modification or repeal of, or the adoption of any new or additional provision, inconsistent with our charter provisions relating to the removal of directors, exculpation of directors, indemnification, the prohibition against stockholder action by written consent, and the vote of our stockholders required to amend our bylaws requires the affirmative vote of the holders of at least 66 2/3% of the voting power of our capital stock entitled to vote generally in the election of directors;

•	provide that the stockholders may amend, modify or repeal our bylaws, or adopt new or additional provisions of our bylaws, only with the affirmative vote of 66 2/3% of the voting power of our capital stock entitled to vote generally; and

•	establish advance notice procedures for stockholders to submit nominations of candidates for election to our board of directors and other proposals to be brought before a stockholders meeting.

Selected provisions of Delaware law. We are a Delaware corporation, and we have elected to be subject to Section 203 of the DGCL by provision of our charter. In general, Section 203 of the DGCL prevents an “interested stockholder” (as defined in the DGCL) from engaging in a “business combination” (as defined in the DGCL) with us for three years following the date that person becomes an interested stockholder unless one or more of the following occurs:

•	Before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•	Upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) stock held by directors who are also officers of our company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•	Following the transaction in which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock not owned by the interested stockholder.

The DGCL generally defines “interested stockholder” as any person who, together with affiliates and associates, is the owner of 15% or more of our outstanding voting stock or is our affiliate or associate and was the owner of 15% or more of our outstanding voting stock at any time within the three-year period immediately before the date of determination.

See “Description of Capital Stock and Certain Provisions of Delaware Law, Our Charter and Bylaws” for additional information regarding these provisions.

We may change our operational policies, investment guidelines and business and growth strategies without stockholder consent, which may subject us to different and more significant risks in the future.

Our board of directors determines our operational policies, investment guidelines and business and growth strategies. Our board of directors may make changes to, or approve transactions that deviate from, those policies, guidelines and strategies without a vote of, or notice to, our stockholders. This could result in us conducting operational matters, making investments or pursuing different business or growth strategies than those contemplated in this prospectus. Under any of these circumstances, we may expose ourselves to different and more significant risks in the future, which could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

If we fail to implement and maintain an effective system of internal controls, we may not be able to accurately determine our financial results or prevent fraud. As a result, our stockholders could lose confidence in our financial results, which could materially and adversely affect us.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We may in the future discover areas of our internal controls that need improvement. We cannot be certain that we will be successful in implementing or maintaining adequate internal control over our financial reporting and financial processes. Furthermore, as we grow our business, our internal controls will become more complex, and we will require significantly more resources to ensure our internal controls remain effective. Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause stockholders to lose confidence in our reported financial information, all of which could materially and adversely affect us.

We are an “emerging growth company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, a requirement to present only two years of audited financial statements, an exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act, reduced disclosure about executive compensation arrangements pursuant to the rules applicable to smaller reporting companies and no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements. We have elected to adopt these reduced disclosure requirements. We could be an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of this offering, although a variety of circumstances could cause us to lose that status earlier.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised financial accounting standards. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have determined to opt out of such extended transition period and, as a result, we will comply with new or revised financial accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised financial accounting standards is irrevocable.

We cannot predict if investors will find our common stock less attractive as a result of our taking advantage of these exemptions. If some investors find our common stock less attractive as a result of our choices, there may be a less active trading market for our common stock and our stock price may be more volatile.

Changes in accounting rules, assumptions and/or judgments could materially and adversely affect us.

Accounting rules and interpretations for certain aspects of our operations are highly complex and involve significant assumptions and judgment. These complexities could lead to a delay in the preparation and dissemination of our financial statements. Furthermore, changes in accounting rules and interpretations or in our accounting assumptions and/or judgments, such as asset impairments, could significantly impact our financial statements. In some cases, we could be required to apply a new or revised standard retroactively, resulting in restating prior period financial statements. Any of these circumstances could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

We may face substantial damages or be enjoined from pursuing important activities as a result of existing or future litigation, arbitration or other claims.

In our homebuilding activities, we are exposed to potentially significant litigation, including breach of contract, contractual disputes and disputes relating to defective title, property misdescription or construction defects, including use of defective materials. Although we have established warranty, claim and litigation reserves that we believe are adequate, due to the uncertainty inherent in litigation, legal proceedings may result in the award of substantial damages against us beyond our reserves. Furthermore, plaintiffs may in certain of these legal proceedings seek class action status with potential class sizes that vary from case to case. Class action lawsuits can be costly to defend, and if we were to lose any certified class action suit, it could result in substantial liability for us. In addition, we are subject to potential lawsuits, arbitration proceedings and other claims in connection with our business.

With respect to certain general liability exposures, including construction defect and product liability claims, interpretation of underlying current and future trends, assessment of claims and the related liability and reserve estimation process require us to exercise significant judgment due to the complex nature of these exposures, with each exposure often exhibiting unique circumstances. Furthermore, once claims are asserted for construction defects, it is difficult to determine the extent to which the assertion of these claims will expand geographically. As a result, our insurance policies may not be available or adequate to cover any liability for damages, the cost of repairs, and/or the expense of litigation surrounding current claims, and future claims may arise out of events or circumstances not covered by insurance and not subject to effective indemnification agreements with our subcontractors. Should such a situation arise, it may have a material adverse effect on our business, financial condition and operating results.

Any joint venture investments that we make could be adversely affected by our lack of sole decision making authority, our reliance on co-venturers’ financial conditions and disputes between us and our co-venturers.

Although it is currently not a focus in our business strategy, we may co-invest in the future with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a land acquisition and/or a development. In this event, we would not be in a position to exercise sole decision-making authority regarding the acquisition and/or development, and our investment may be illiquid due to our lack of control. Investments in partnerships, joint ventures, or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt, fail to fund their share of required capital contributions, make poor business decisions or block or delay necessary decisions. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers.

An information systems interruption or breach in security could adversely affect us.

We rely on fully integrated accounting, financial and operational management information systems to conduct our operations. Any disruption in these systems could adversely affect our ability to conduct our business. Furthermore, any security breach of information systems or data could result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to our reputation, and a loss of confidence in our security measures, which could harm our business.

Risks Related to this Offering and Ownership of our Common Stock

There is currently no public market for shares of our common stock, a trading market for our common stock may never develop following this offering, and our common stock prices may be volatile and could decline substantially following this offering.

There is currently no public market for the shares of our common stock. Although we intend to apply to list the shares of our common stock on the New York Stock Exchange under the symbol “            ,” an active trading market for the shares of our common stock may never develop or if one develops, it may not be sustained following this offering. Accordingly, no assurance can be given as to the following:

•	the likelihood that an active trading market for shares of our common stock will develop or be sustained;

•	the liquidity of any such market;

•	the ability of our stockholders to sell their shares of common stock; or

•	the price that our stockholders may obtain for their common stock.

If an active market for our common stock does not develop or is not maintained, the market price of our common stock may decline and you may not be able to sell your shares. Even if an active trading market develops for our common stock subsequent to this offering, the market price of our common stock may be highly volatile and subject to wide fluctuations. Our financial performance, government regulatory action, tax laws, interest rates and market conditions in general could have a significant impact on the future market price of our common stock.

Some of the factors that could negatively affect or result in fluctuations in the market price of our common stock include:

•	actual or anticipated variations in our quarterly operating results;

•	changes in market valuations of similar companies;

•	adverse market reaction to the level of our indebtedness;

•	additions or departures of key personnel;

•	actions by stockholders;

•	speculation in the press or investment community;

•	general market, economic and political conditions, including an economic slowdown or dislocation in the global credit markets;

•	our operating performance and the performance of other similar companies;

•	changes in accounting principles; and

•	passage of legislation or other regulatory developments that adversely affect us or the homebuilding industry.

The offering price per share of our common stock offered under this prospectus may not accurately reflect the value of your investment.

Prior to this offering there has been no market for our common stock. The offering price per share of our common stock offered by this prospectus was negotiated between us and the underwriters. Factors considered in determining the price of our common stock include:

•	the history and prospects of companies whose principal business is the design, construction and sale of single-family homes;

•	prior offerings of those companies;

•	our prospects for acquiring land parcels for development at attractive values;

•	our capital structure;

•	an assessment of our management and its experience in acquiring land parcels and designing, constructing and selling homes;

•	general conditions of the securities markets at the time of this offering; and

•	other factors we deemed relevant.

The offering price may not accurately reflect the value of our common stock and may not be realized upon any subsequent disposition of the shares.

If you purchase common stock in this offering, you will experience immediate dilution.

The offering price of our common stock is higher than the net tangible book value per share of our common stock outstanding upon the completion of this offering. Accordingly, if you purchase common stock in this offering, you will experience immediate dilution of approximately $         in the net tangible book value per share of our common stock, assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus. This means that investors that purchase shares of our common stock in this offering will pay a price per share that exceeds the per share net tangible book value of our assets.

If securities analysts do not publish research or reports about our business, or if they downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock could be influenced by any research and reports that securities or industry analysts publish about us or our business. We do not currently have, and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our common stock would be negatively impacted. In the event securities or industry analysts cover our company and one or more of these analysts downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our common stock could decrease, which could cause our common stock price and trading volume to decline.

We do not intend to pay dividends on our common stock for the foreseeable future.

We currently intend to retain our future earnings, if any, to finance the development and expansion of our business and, therefore, do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and such other factors as our board of directors deems relevant in its discretion. Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them, or at all for an indefinite period of time, except as permitted under the Securities Act and the applicable securities laws of any other jurisdiction.

We have broad discretion to use the proceeds from this offering, and our investment of those proceeds may not yield a favorable return.

Our management has broad discretion to use the proceeds from this offering in ways with which you may not agree. The failure of our management to apply these funds effectively could result in unfavorable returns. This could harm our business and could cause the market value of our common stock to decline.

Future sales of our common stock, other securities convertible into our common stock or preferred stock could cause the market value of our common stock to decline and could result in dilution of your shares.

Our board of directors is authorized, without your approval, to cause us to issue additional shares of our common stock or to raise capital through the creation and issuance of preferred stock, other debt securities convertible into common stock, options, warrants and other rights, on terms and for consideration as our board of directors in its sole discretion may determine. Sales of substantial amounts of our common stock or of preferred stock could cause the market price of our common stock to decrease significantly. We cannot predict the effect, if any, of future sales of our common stock, or the availability of our common stock for future sales, on the value of our common stock. Sales of substantial amounts of our common stock by Dale or Robert Francescon or another large stockholder, or the perception that such sales could occur, may adversely affect the market price of our common stock.

In connection with the May 2013 private offering and private placement, each of our officers and directors entered into a lock-up agreement pursuant to which they agreed, subject to various exceptions, not to sell, pledge or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable for shares of our common, or, subject to various exceptions, file any registration statement with the SEC for a period of 180 days after the date of the effectiveness of any registration statement filed pursuant to the registration rights agreement we entered into in connection with the May 2013 private offering and private placement, including the registration statement of which this prospectus forms a part. These lock-up provisions, at any time and without notice, may be released by FBR Capital Markets & Co. in its sole discretion.

In addition, in connection with this offering, subject to certain exceptions, each of our officers and directors and certain significant stockholders has entered into a lock-up agreement that restricts the direct or indirect sale of shares of our common stock beneficially held by such person for 180 days after the date of this prospectus without the prior written consent of the representatives of the underwriters, which period shall be extended if (i) during the last 17 days of the lock-up period, we issue an earnings release or material news or a material event relating to us occurs, or (ii) prior to the expiration of the initial lock-up period, we announce that we will release earnings results during the 15-day period following the last day of the initial lock-up period, in which case the lock-up period automatically will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the public announcement regarding the material news or the occurrence of the material event, as applicable, unless the representatives of the underwriters waive, in writing, such extension. In addition, all of our other stockholders have agreed with us not to directly or indirectly sell, offer to sell, grant any option or otherwise transfer or dispose of shares of our common stock for 180 days after the date of this prospectus, in the case of the selling stockholders in this offering, or 60 days after the date of this prospectus, in the case of stockholders who are not selling shares of our common stock in this offering; provided, however, that such restrictions shall not apply to (a) sales of common stock by the selling stockholders in this offering, (b) with respect to any of our stockholders (other than our officers, directors, managers or employees) the sale of shares of common stock acquired by them in the open market after the completion of this offering, and (c) proportionate sales by our existing stockholders as allowed to any officer or director under their respective lock-up agreements. We have agreed not to waive or otherwise modify that agreement without the prior written consent of the representatives of the underwriters. The representatives of the underwriters may, at any time, release, or authorize us to release, as the case may be, all or a portion of our common stock subject to the foregoing lock-up provisions. If the restrictions under the lock-up provisions of the lock-up agreements entered into in connection with this offering and the May 2013 private offering and private placement are waived, shares of our common stock may become available for sale into the market, subject to applicable law, which could reduce the market price for our common stock.

In addition, subsequent to the effectiveness of the registration statement of which this prospectus forms a part, we intend to file a registration statement on Form S-8 to register the total number of shares of our common stock that may be issued under our 2013 Long-Term Incentive Plan, including the shares of restricted stock granted to our executive officers, directors and director nominees, as well as the options to purchase shares of our common stock to be granted to our executive officers. Upon registration, these shares of common stock will be eligible for sale without restriction.

Future offerings of debt securities, which would rank senior to our common stock upon our bankruptcy liquidation, and future offerings of equity securities that may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments or both that could limit our ability to pay dividends or make liquidating distributions to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and purchasers of our common stock in this offering bear the risk of our future offerings reducing the market price of our common stock and diluting their ownership interest in our company.

Non-U.S. holders may be subject to United States federal income tax on gain realized on the sale or disposition of shares of our common stock.

Because of our holdings in United States real property interests, we believe we are a “United States real property holding corporation” for United States federal income tax purposes. As a result, a non-U.S. holder (as defined in “Certain Material Federal Income Tax Considerations”) generally will be subject to United States federal income tax on any gain realized on a sale or disposition of shares of our common stock (and be required to file a United States federal income tax return for any taxable year in which it realizes a gain from the disposition of our common stock that is subject to United States federal income tax), and a purchaser of our common stock generally will be required to withhold and remit to the Internal Revenue Service 10% of the purchase price paid to such non-U.S. holder, unless our common stock is regularly traded on an established securities market (such as the New York Stock Exchange) and such non-U.S. holder did not actually or constructively hold more than 5% of our common stock at any time during the shorter of (a) the five-year period preceding the date of the sale or disposition and (b) the non-U.S. holder’s holding period in such stock.

We anticipate that our common stock will be regularly traded on an established securities market following this offering. However, no assurance can be given in this regard and no assurance can be given that our common stock will remain regularly traded in the future. Non-U.S. holders should consult their tax advisors concerning the consequences of disposing of shares of our common stock.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Various statements contained in this prospectus, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning the timing and success of specific projects and our future production, revenues, income and capital spending. Our forward-looking statements are generally accompanied by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “intend,” “anticipate,” “potential,” “plan,” “goal” or other words that convey the uncertainty of future events or outcomes. The forward-looking statements in this prospectus speak only as of the date of this prospectus, and we disclaim any obligation to update these statements unless required by law, and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. The following factors, among others, may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements:

•	economic changes either nationally or in the markets in which we operate, including declines in employment, volatility of mortgage interest rates and inflation;

•	continued or increased downturn in the homebuilding industry;

•	continued volatility and uncertainty in the credit markets and broader financial markets;

•	our future operating results and financial condition;

•	our business operations;

•	changes in our business and investment strategy;

•	availability of land to acquire and our ability to acquire such land on favorable terms or at all;

•	availability, terms and deployment of capital;

•	continued or increased disruption in the availability of mortgage financing or the number of foreclosures in the market;

•	shortages of or increased prices for labor, land or raw materials used in housing construction;

•	delays in land development or home construction resulting from adverse weather conditions or other events outside our control;

•	the cost and availability of insurance and surety bonds;

•	changes in, or the failure or inability to comply with, governmental laws and regulations;

•	the timing of receipt of regulatory approvals and the opening of projects;

•	the degree and nature of our competition;

•	our leverage and debt service obligations;

•	general volatility of the capital markets and the lack of a public market for shares of our common stock;

•	availability of qualified personnel and our ability to retain our key personnel; and

•	additional factors discussed under the sections captioned “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business.”

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $         million (assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and the estimated offering expenses of approximately $         million payable by us. We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders.

We intend to use the net proceeds from this offering primarily for the acquisition and development of land and, to the extent not used for the acquisition of land, we may also use net proceeds for general corporate purposes, including development, home construction and other related purposes.

•	Approximately $ million for the acquisition of lots under contract.

•	Approximately $ million for the acquisition of lots under non-binding letter of intent.

•	Approximately $ million for estimated development and construction costs.

Pending these uses, we intend to invest the net proceeds from this offering in a variety of capital preservation investments, including short-term, interest-bearing investment grade securities, money market accounts, certificates of deposit and direct or guaranteed obligations of the U.S. government.

The underwriters have an option to purchase up to          additional shares of our common stock at the offering price less the underwriting discounts and commissions within 30 days after the date of this prospectus to cover over-allotments, if any, made by the underwriters to investors from whom orders were solicited prior to the date of this prospectus. Exercise of this option in full would result in additional net proceeds to us of approximately $         million. All of such additional net proceeds would be used as described above in this section.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1,000,000 shares in the number of shares offered by us, together with a concomitant $1.00 increase in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase the net proceeds to us from this offering by approximately $         million, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us. Conversely, a decrease of 1,000,000 shares in the number of shares offered by us, together with a concomitant $1.00 decrease in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would decrease the net proceeds to us from this offering by approximately $         million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The as-adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2013 on an actual basis and as adjusted to give effect to (i) the granting of 5,000 shares of restricted stock to our director nominees upon or immediately after the completion of this offering, and (ii) this offering, assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after the payment of the underwriting discounts and commissions and the estimated offering-related expenses payable by us.

This table should be read in conjunction with the sections captioned “Use of Proceeds,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes thereto included elsewhere in this prospectus.

	As of September 30, 2013
	Actual	As Adjusted(1)
	(unaudited, in thousands except per share amounts)
Cash	$128,294	$
Debt:

Total debt	$1,500		$—
Stockholders’ equity:
Common stock, $0.01 par value per share, 100,000,000 shares authorized and 17,256,998 shares issued and outstanding, actual; 100,000,000 shares authorized and shares issued and outstanding, as adjusted	172

Preferred Stock, $0.01 par value per share, 50,000,000 shares authorized, no shares issued and outstanding, actual; 50,000,000 shares authorized and no shares issued and outstanding, as adjusted	—		—
Additional paid-in capital	262,654

Total common stock and additional paid-in capital	262,862

Total capitalization	$264,362	$

(1)	The number of outstanding shares does not include: (i) up to shares of our common stock that the underwriters have an option to purchase at the offering price less the underwriting discounts and commissions within 30 days after the date of this prospectus to cover over-allotments; (ii) options to purchase an aggregate of 630,000 shares of our common stock reserved for issuance under our 2013 Long-Term Incentive Plan; and (iii) approximately 232,002 shares of our common stock reserved and available for future issuance under our 2013 Long-Term Incentive Plan.

DILUTION

Purchasers of shares of our common stock will experience an immediate and substantial dilution in net tangible book value per share of their shares of common stock from the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The difference between the per share offering price paid by purchasers of our common stock in this offering and the pro forma net tangible book value per share of our common stock after this offering constitutes the dilution to investors in this offering. Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities, by the number of outstanding shares of our common stock.

As of September 30, 2013, our net tangible book value was approximately $         million, or approximately $         per share of our common stock (pro forma for our May 2013 private offering and private placement). After giving effect to (i) the granting of 5,000 shares of restricted stock to our director nominees upon or immediately after the completion of this offering, (ii) the sale of                  shares of our common stock in this offering, at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, (iii) the receipt by us of the net proceeds of this offering, and (iv) the deduction of the underwriting discounts and commissions and the estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 2013 would have been $         million, or approximately $         per share of our common stock, representing an immediate increase in net tangible book value of approximately $         per share of our common stock to our existing stockholders and an immediate dilution in net tangible book value of approximately $         per share of our common stock, or approximately     %, to purchasers in this offering.

If the underwriters exercise in full their over-allotment option to purchase                  additional shares of our common stock, dilution per share to new investors would be approximately $         based on the assumptions set forth above.

The following table illustrates the dilution to purchasers in this offering on a per share basis:

Initial offering price per share		$
Net tangible book value per share immediately before this offering	$
Increase in net tangible book value per share attributable to purchasers in this offering	$
Pro forma net tangible book value per share immediately after this offering		$
Dilution in pro forma net tangible book value per share to purchasers in this offering		$

The pro forma net tangible book value per share immediately after this offering:

Numerator:
Net tangible book value as of September 30, 2013	$
Net proceeds of this offering(1)	$

Total pro forma net tangible book value immediately after this offering	$

Denominator:
Shares of our common stock outstanding prior to this offering(2)
Shares of our common stock being sold in this offering

Total shares of our common stock

(1)	Assumes no exercise by the underwriters of their over-allotment option to purchase additional shares of our common stock.
(2)	Includes shares of our common stock which the selling stockholders are selling in this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma net tangible book value per share immediately after this offering by $         per share and the dilution in pro forma net tangible book value per share to purchasers in this offering by $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.

We may also increase or decrease the number of shares we are offering. An increase of 1,000,000 shares in the number of shares of our common stock offered by us, together with a concomitant $1.00 increase in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase the pro forma net tangible book value per share immediately after this offering and the dilution in pro forma net tangible book value per share to purchasers in this offering by $         and $        , respectively, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us. Conversely, a decrease of 1,000,000 shares in the number of shares of our common stock offered by us, together with a concomitant $1.00 decrease in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would decrease the pro forma net tangible book value per share immediately after this offering and the dilution in pro forma net tangible book value per share to purchasers in this offering by $         and $        , respectively, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.

The following table sets forth, as of September 30, 2013, on the pro forma basis as described above, the differences between the number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share paid to us by existing stockholders and by purchasers in this offering, before deducting the underwriting discounts and commissions and the estimated offering expenses payable by us, at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

	Shares Purchased			Total Consideration
	Number	Percent		Amount	Percent		Average Price Per Share
Existing Stockholders(1)			%			%	$
Purchasers in this Offering from Us

Total			%			%	$

(1)	Includes shares of our common stock which the selling stockholders are selling in this offering.

Sales by the selling stockholders in this offering will cause the number of shares held by our existing stockholders to be reduced to                  shares, or approximately     % of the total number of shares of our common stock outstanding after this offering.

If the underwriters’ over-allotment option to purchase additional shares of our common stock is exercised in full, the following will occur:

•	the number of shares of our common stock held by purchasers in this offering will increase to shares, or approximately % of the total number of shares of our common stock outstanding; and

•	the pro forma net tangible book value per share immediately after this offering would increase (decrease) by $ per share and the immediate dilution in pro forma net tangible book value per share to purchasers in this offering would increase (decrease) by $ per share.

DIVIDEND POLICY

We currently intend to retain our future earnings, if any, to finance the development and expansion of our business and, therefore, do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and such other factors as our board of directors deems relevant in its sole discretion. Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—We do not intend to pay dividends on our common stock for the foreseeable future.”

SELECTED FINANCIAL DATA

The following sets forth our selected financial and operating data on a historical basis. You should read the following summary of selected financial data in conjunction with our consolidated historical financial statements and the related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

Our historical consolidated balance sheet information as of December 31, 2012 and 2011 and consolidated statement of income information and consolidated statement of members’ capital information for the years ended December 31, 2012 and 2011 have been derived from the historical consolidated financial statements audited by BKD, LLP, independent registered accounting firm, whose report with respect thereto is included elsewhere in this prospectus.

Our unaudited historical consolidated balance sheet information as of September 30, 2013 and 2012 and consolidated statement of income information and consolidated statement of members’ capital and stockholders’ equity information for the nine-month periods ended September 30, 2013 and 2012 are derived from our unaudited historical consolidated financial statements, which we believe include all adjustments necessary to present fairly the information set forth therein. Our results of operations for the interim period ended September 30, 2013 are not necessarily indicative of the results to be obtained for the full calendar year.

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011
Statement of Operations Data
Home Sales Revenues	$107,502,065	$70,816,911	$96,029,582	$70,365,841
Cost of Sales	81,084,380	55,189,824	75,447,563	52,887,094

Gross Profit	26,417,685	15,627,087	20,582,019	17,478,747
Selling, general and administrative	13,244,211	9,485,615	13,495,766	12,038,887

Operating Income	13,173,474	6,141,472	7,086,253	5,439,860
Other Income (Expense)	164,118	227,816	353,026	833,191

Pre-Tax Net Income	13,337,592	6,369,288	7,439,279	6,273,051
Less: Income tax expense	3,329,797	—	—	—
Less: Deferred taxes on conversion to a corporation	626,929	—	—	—

Net Income Attributable to Century Communities, Inc.	9,380,866	6,369,288	7,439,279	6,273,051
Less: Net income attributable to the non-controlling interests	51,511	1,493,676	1,300,831	—

Net Income Attributable to Common Stockholders	$9,329,355	$4,875,612	$6,138,448	$6,273,051

Basic and diluted earnings per share	$0.81
Pro-forma basic and diluted earnings per share(1)	$0.75	$0.53	$0.71	$0.82

Balance Sheet Data (at period end)
Inventories	$154,228,202	$62,489,120	$75,315,840	$47,929,640
Total Assets	$302,011,978	$72,843,155	$90,673,958	$64,401,593
Notes Payable and revolving loan agreement	$1,500,000	$25,439,538	$44,450,605	$21,272,520
Total Liabilities	$33,833,884	$45,160,501	$66,112,917	$33,871,484
Members’ Capital/Stockholders’ Equity	$268,178,094	$27,682,654	$24,561,041	$28,530,109

Operating Data-Owned Projects
Number of homes closed	312	251	336	252
Average sales price of homes closed	$344,557	$282,139	$285,802	$279,230
Cancellation rates	17%	16%	17%	20%
Backlog at end of period, number of homes	272	149	148	69
Backlog at end of period, aggregates sales value	$128,788,335	$47,205,186	$51,562,491	$19,720,338
Net new home orders	436	336	415	292
Average selling communities	24	20	13	11

(1)	For information regarding the pro-forma adjustments, see Note 14 to our consolidated financial statements for the years ended December 31, 2012 and 2011, and Note 17 to our unaudited condensed consolidated financial statements for the nine months ended September 30, 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following in conjunction with the sections of this prospectus entitled “Risk Factors,” “Cautionary Note Concerning Forward-Looking Statements,” “Selected Financial Data,” and “Our Business” and our historical financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this prospectus.

We are engaged in the development, design, construction, marketing and sale of single-family attached and detached homes in the greater Denver, Colorado metropolitan area and, more recently, in the greater Austin, Texas metropolitan area, under the Century Communities name. In many of our projects, in addition to building homes, we are responsible for the entitlement and development of the underlying land.

We build and sell an extensive range of home types across a variety of price points. Our emphasis is on acquiring well located land positions and offering quality homes with innovative design elements. We are positioned attractively in the Colorado market with a top-5 market share (based on 2012 home closings as reported by Metrostudy).

Dale Francescon and Robert Francescon, our Co-Chief Executive Officers, formed our predecessor company in 2002 and sold a 50% interest in the Company to the Woodside Group, at the time one of the country’s largest private homebuilders, for a valuation in excess of three times the Company’s book value. From 1996 to 2000, Dale Francescon and Robert Francescon served as Co-Division Presidents in Denver for D. R. Horton, the largest homebuilder in the United States. During their tenure at D. R. Horton, we believe that the Denver division consistently generated the highest return of any operating division within D.R. Horton based on return on assets. During their tenure, the division delivered increased revenues each year culminating at approximately $100 million per year, while achieving average gross margins of 28% and average pre-tax margins of 18%. Prior to serving as Co-Division Presidents at D.R. Horton, Dale Francescon and Robert Francescon owned and operated Trimark Communities when it was the largest builder of attached for-sale homes in Colorado. In 1996, Dale Francescon and Robert Francescon sold Trimark Communities to D.R. Horton for a valuation in excess of three times its book value.

Overview and Outlook

During the nine months ended September 30, 2013, the housing market continued to show signs of improvement driven by rising consumer confidence, historically high housing affordability metrics, and reduced home inventory levels. Colorado and most Western U.S. markets have shown significant indicators of a sustainable housing recovery. The following key operating metrics improved substantially for us during the nine months ended September 30, 2013, as compared to the same period in 2012: net home sales increased by 30%, closings increased by 24%, revenue increased by 52%, backlog units increased by 83%, and backlog value increased by 173%.

Basis of Presentation

Our consolidated financial statements include our accounts and the accounts of our wholly-owned subsidiaries and have been prepared in accordance with generally accepted accounting principles utilized in the United States of America (which we refer to as “GAAP”) as contained within the Financial Accounting Standards Board (which we refer to as “FASB”) Accounting Standards Codification (which we refer to as “ASC”).

Results of Operations

During the nine months ended September 30, 2013, we delivered 312 homes, with an average sales price of $344,557. During the same period, we generated approximately $107.5 million in revenue, approximately $13.3 million in pre-tax net income, and approximately $9.4 million in net income. For the nine months ended September 30, 2013, our net sale orders totaled 436 homes, a 30% increase over the same period in 2012. At September 30, 2013, we had a backlog of 272 sold but unclosed homes, an 83% increase over the same period in 2012, consisting of approximately $128.8 million in sales value, a 173% increase over the same period in 2012.

The average sales prices of homes during each period presented, including the increase in the average sales price of homes in backlog, are the result of changes to the mix of typical homes delivered and sold during those periods. The average sales price of homes may increase or decrease depending on the mix of typical homes delivered and sold during such period. These changes in the average sales prices of homes are part of the Company’s natural business cycle.

Revenues

We generate revenue primarily through the closing of homes. We recognize revenue on homes when they are completed and title to and possession of the property have been transferred to the homebuyer. All customer deposits are treated as liabilities.

Inventories and Cost of Sales

Inventories include the cost of land acquisition, land development, and home construction costs, including interest, real estate taxes, and certain direct and indirect overhead costs related to development and construction. For those communities for which construction and development activities have been idled, applicable interest and real estate taxes are expensed as incurred. Cost of sales for homes closed includes the specific construction costs of each home and all applicable land acquisition, land development and related costs (both incurred and estimated to be incurred) allocated to each residential lot based upon the total number of homes expected to be closed in each community.

Selling, General and Administrative Expenses

Selling, general and administrative expenses represent salaries and benefits, internal and external commissions, property taxes, advertising and marketing, a management fee, rent and lease expense, depreciation, and other administrative items, and are recorded in the period incurred.

Non-Recurring Compensation Expenses

We have entered into employment agreements with Dale Francescon and Robert Francescon, our Co-Chief Executive Officers, pursuant to which we will be required to pay bonuses relating to the registration of our common stock in accordance with the registration rights agreement we entered into in connection with the May 2013 private offering and private placement. Each of Dale Francescon and Robert Francescon will be entitled to be paid a cash bonus of $250,000 by us if we file with the SEC a shelf registration statement relating to the registration for resale of the shares of our common stock sold in our May 2013 private offering and private placement, and the SEC declares the registration statement effective on or before June 30, 2014. We have filed with the SEC a registration statement on Form S-1 for this offering and for the resale of the registrable shares that are not sold by the selling stockholders in this offering, and this prospectus forms a part of that registration statement. Each of Dale Francescon and Robert Francescon should earn this bonus upon completion of this offering. We expect to incur approximately $500,000 in selling, general and administrative expense for the three months ending March 31, 2014 related to these arrangements.

David Messenger, our Chief Financial Officer, will be entitled to be paid a cash bonus of $125,000 by us upon the completion of our initial public offering, which he will earn upon the completion of this offering. We expect to incur approximately $125,000 in selling, general and administrative expense for the three months ending March 31, 2014 related to this arrangement.

Other Income (Expense)

Other income (expense) consists of interest income, interest expense, other income and a gain on disposition of a joint venture.

The historical financial data presented below are not necessarily indicative of the results to be expected for any future period.

Consolidated Financial Data:

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011
Statement of Operations Data
Home Sales Revenues	$107,502,065	$70,816,911	$96,029,582	$70,365,841
Cost of Sales	81,084,380	55,189,824	75,447,563	52,887,094

Gross Profit	26,417,685	15,627,087	20,582,019	17,478,747
Selling, general and administrative	13,244,211	9,485,615	13,495,766	12,038,887

Operating Income	13,173,474	6,141,472	7,086,253	5,439,860
Other Income (Expense)	164,118	227,816	353,026	833,191

Pre-Tax Net Income	13,337,592	6,369,288	7,439,279	6,273,051
Less: Income tax expense	3,329,797	—	—	—
Less: Deferred taxes on conversion to a corporation	626,929	—	—	—

Net Income Attributable to Century Communities, Inc.	9,380,866	6,369,288	7,439,279	6,273,051
Less: Net income attributable to the non-controlling interests	51,511	1,493,676	1,300,831	—

Net Income Attributable to Common Stockholders	$9,329,355	$4,875,612	$6,138,448	$6,273,051

Basic and diluted earnings per share	$0.81
Pro-forma basic and diluted earnings per share(1)	$0.75	$0.53	$0.71	$0.82

Balance Sheet Data (at period end)
Inventories	$154,228,202	$62,489,120	$75,315,840	$47,929,640
Total Assets	$302,011,978	$72,843,155	$90,673,958	$62,401,593
Notes Payable and Revolving Loan Agreement	$1,500,000	$25,439,538	$44,450,605	$21,272,520
Total Liabilities	$33,833,884	$45,160,501	$66,112,917	$33,871,484
Members’ Capital/Stockholders’ Equity	$268,178,094	$27,682,654	$24,561,041	$28,530,109
Operating Data-Owned Projects
Number of homes closed	312	251	336	252
Average sales price of homes closed	$344,557	$282,139	$285,802	$279,230
Cancellation rates	17%	16%	17%	20%
Backlog at end of period, number of homes	272	149	148	69
Backlog at end of period, aggregates sales value	$128,788,335	$47,205,186	$51,562,491	$19,720,338
Net new home orders	436	336	415	292
Average selling communities	24	20	13	11

(1)	For information regarding the pro-forma adjustments, see Note 14 to our consolidated financial statements for the years ended December 31, 2012 and 2011, and Note 17 to our unaudited condensed consolidated financial statements for the nine months ended September 30, 2013.

Nine Months Ended September 30, 2013 Compared to the Nine Months Ended September 30, 2012

Net New Home Orders and Backlog

	Nine Months Ended September 30,		Increase (Decrease)
	2013	2012	Amount	%
Net new home orders	436	336	100	30%
Number of cancellations	92	62	30	48%
Cancellation rate	17%	16%
Average selling communities	24	20	4	20%
Selling communities at end of period	38	20	18	90%
Backlog (dollar value)	$128,788,335	$47,205,186	$81,583,149	173%
Backlog (units)	272	149	123	83%
Average sales price of backlog	$473,487	$316,813	$156,673	24%

Net new home orders (new home orders net of cancellations) for the nine months ended September 30, 2013 increased by 100 homes, or 30%, to 436, compared to 336 for the nine months ended September 30, 2012. Our overall “absorption rate” (the rate at which home orders are contracted, net of cancellations) for the nine months ended September 30, 2013 was an average of 18 per selling community (2.0 monthly), compared to an average of 17 per selling community (1.9 monthly) for the nine months ended September 30, 2012. The increase in our absorption rate was primarily due to the increase in the number of selling communities. Our cancellation rate of buyers who contracted to buy a home but did not close escrow (as a percentage of overall orders) was approximately 17% for the nine months ended September 30, 2013, compared to 16% for the nine months ended September 30, 2012. The increase in our cancellation rate was not due to any one significant factor but was the result of general market activity during this period.

We experienced substantial order growth due to an increase in our average selling community count, primarily as the result of an overall improvement in market sentiment. Our average number of selling communities increased by four communities, from 20 for the nine months ended September 30, 2012 to 24 for the nine months ended September 30, 2013. The increase in net new home orders positively impacted our number of homes in backlog.

Backlog reflects the number of homes, net of actual cancellations experienced during the period, for which we have entered into a sales contract with a customer but for which we have not yet delivered the home. Homes in backlog are generally closed within one to six months, although we may experience cancellations of sales contracts prior to closing. Backlog units increased by 123 homes, or 83%, to 272 as of September 30, 2013, as compared to 149 as of September 30, 2012, primarily driven by an increase in new home orders in new communities where construction was just beginning in the nine months ended September 30, 2013. The dollar value of backlog increased $81.6 million, or 173%, to $128.8 million as of September 30, 2013 from $47.2 million as of September 30, 2012. The increase in dollar value of backlog reflects an increase in the number of homes in backlog and an increase in the average sales price of homes in backlog. Our average sales price of homes in backlog increased $156,673, or 24%, to $473,487 for the nine months ended September 30, 2013, compared to $316,813 for the nine months ended September 30, 2012, due to rising sales prices generally and the introduction of new product at new communities with a shift to larger square footage homes with corresponding higher average sales prices in the 2013 period. The increase in the average sales price of homes in backlog is not the result of a new strategy of focusing on new or different segments of the homebuilding market, but is the result of changes to the mix of typical homes delivered and sold during the period. The average sales price of homes may decrease back down depending on the mix of typical homes delivered and sold during a period. These changes in the average sales price of homes are a part of the Company’s natural business cycle.

Home Sales Revenue and New Homes Delivered

	Nine Months Ended September 30,		Increase
	2013	2012	Amount	%
New homes delivered	312	251	61	24.3%
Home sales revenue	$107,502,065	$70,816,911	$36,685,154	51.8%
Average sales price of homes delivered	$344,557	$282,139	$62,418	22.1%

New home deliveries increased by 61 homes, or 24.3%, to 312 during the nine months ended September 30, 2013, from 251 during the nine months ended September 30, 2012. The increase in new home deliveries was primarily attributable to the increase in net new home orders.

Home sales revenue increased $36.7 million, or 51.8%, to $107.5 million for the nine months ended September 30, 2013 from $70.8 million for the nine months ended September 30, 2012. The increase in revenue was primarily attributable to: (1) a 24% increase in homes delivered to 312 for the nine months ended September 30, 2013, from 251 for the nine months ended September 30, 2012, and (2) an increase in average sales price of $62,418 per unit to $344,557 for the nine months ended September 30, 2013, from $282,139 for the nine months ended September 30, 2012.

Homebuilding Gross Margin

Homebuilding gross margin represents home sales revenue less cost of home sales. Our homebuilding gross margin percentage increased to 24.6% for the nine months ended September 30, 2013 as compared to 22.1% for the nine months ended September 30, 2012. The increase in margins is primarily due to an increase in sales prices that was partially offset by the increased construction costs that have resulted from additional competition for labor and materials as the housing market has improved and the number of homes being constructed has increased. Our significant components of cost of sales are land and land development, direct vertical costs of construction and interest and other indirect costs.

The following table outlines the percentages of each of these components as a total of cost of sales.

	Nine Months Ended September 30,
	2013	2012
Land and land development	17%	21%
Direct vertical costs of construction	81%	74%
Interest and other indirect costs	2%	5%

	100%	100%

In the following tables, we calculate our gross margins adjusting for interest costs so that we can be compared more accurately with our peer group.

Excluding interest on cost of home sales, adjusted homebuilding gross margin percentage was 25.8% for the nine months ended September 30, 2013, compared to 23.4% for the nine months ended September 30, 2012. We believe this information is meaningful as it isolates the impact that indebtedness has on homebuilding gross margin and permits investors to make better comparisons with our competitors, who adjust gross margins in a similar fashion.

	Nine Months Ended September 30,
	2013	%	2012	%
Home sales	$107,502,065	100.0%	$70,816,911	100.0%
Cost of home sales	81,084,380	75.4%	55,189,824	77.9%

Homebuilding gross margin	26,417,685	24.6%	15,627,087	22.1%
Add: Interest on cost of home sales	1,351,191	1.3%	918,585	1.3%

Adjusted homebuilding gross margin(1)	$27,768,876	25.8%	$16,545,672	23.4%

(1)	Non-GAAP financial measure.

Inventories and Cost of Sales

Cost of sales increased $25.9 million, or 46.9%, to $81.1 million for the nine months ended September 30, 2013, from $55.2 million for the nine months ended September 30, 2012. The increase in cost of sales was primarily attributable to (1) a 20% increase in the average number of selling communities, and (2) a 30% increase in the number of homes delivered for the nine months ended September 30, 2013, compared to the nine months ended September 30, 2012.

Selling, General and Administrative Expense

	Nine Months Ended September 30,		As a Percentage of Home Sales Revenue for the Nine Months Ended September 30,
	2013	2012	2013	2012
Selling, general and administrative	$13,244,211	$9,485,615	12.3%	13.4%

We expect that our selling, general and administrative expense as a percentage of home sales revenue will continue to decrease in the future as our increase in new home deliveries from growth in our community count generates increased home sales revenue. Our selling, general and administrative expenses as a percentage of home sales revenue was 12.3% and 13.4% for the nine months ended September 30, 2013 and 2012, respectively.

Selling, general and administrative expenses increased $3.8 million or 40.0%, to $13.2 million during the nine months ended September 30, 2013, from $9.5 million for the nine months ended September 30, 2012. The increase was primarily attributable to (1) an increase of $0.7 million in our compensation-related expenses resulting largely from a 21% increase in our headcount to 114 employees as of September 30, 2013 compared to 94 as of September 30, 2012, (2) an increase of $1.8 million related to incentive compensation, (3) an increase of $1.3 million in commission expense resulting from a 51.8% increase in home sales revenue, and (4) moderate increases in outside professional services, depreciation, travel and other miscellaneous expenses related to increased operations from our growth in the nine months ended September 30, 2013.

Other Income (Expense)

Other income (expense) decreased by $63,699 to $164,118 for the nine months ended September 30, 2013, from $227,816 for the nine months ended September 30, 2012. The decrease was driven by expenses of $302,034 incurred in connection with our acquisition of Jimmy Jacobs Homes, L.P., which was partially offset by an increase in interest income of $142,351 as a result of our higher cash balances during the period from the proceeds of our May 2013 private offering and private placement.

Income Tax (Expense)

Income tax expense increased during the period as a result of our conversion from a limited liability company to a C corporation in April 2013. At the time of the conversion, we recorded an initial deferred tax liability and expense of $626,929 related to our historical book tax differences. We also recorded an income tax expense of $3,329,797 related to income earned since the conversion.

Non-Controlling Interest

Net income associated with a non-controlling interest decreased $1,493,676 to $51,511 for the nine months ended September 30, 2013, from $1,493,676 for the nine months ended September 30, 2012. The decrease was primarily due to the redemption of the non-controlling interests. These non-controlling interests were in two entities formed by our Co-Chief Executive Officers and board members, Dale Francescon and Robert Francescon, to purchase two communities. We held a controlling minority interest in each entity. The final homes in each community were closed in the first quarter of 2013, at which point we allowed our interests to be redeemed.

Net Income

As a result of the foregoing factors, net income for the nine months ended September 30, 2013 was $9,329,355, compared to net income for the nine months ended September 30, 2012 of $4,875,612, resulting in an increase of 91.3%.

Lots Owned and Controlled

The table below summarizes our lots owned and controlled as of the dates presented:

Lots Owned and Controlled

Total Lots Owned and Controlled
As of September 30, 2013	5,985
As of September 30, 2012	2,764

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Net New Home Orders and Backlog

	Year Ended December 31,		Increase (Decrease)
	2012	2011	Amount	%
Net new home orders	415	292	123	42.1%
Number of cancellations	84	75	9	12.0%
Cancellation rate	17%	20%
Average selling communities	13	11	2	18.2%
Selling communities at end of period	13	11	2	18.2%
Backlog (dollar value)	$51,562,491	$19,720,338	$31,842,153	161.5%
Backlog (units)	148	69	79	114.5%
Average sales price of backlog	$348,395	$285,802	$62,593	21.9%

Net new home orders (new home orders net of cancellations) for the year ended December 31, 2012 increased by 123 homes, or 42%, to 415, compared to 292 for the year ended December 31, 2011. Our overall absorption rate for the year ended December 31, 2012 was an average of 32.3 per selling community (2.7 monthly), compared to an average of 26.4 per selling community (2.2 monthly) for the year ended December 31, 2011. The increase in our absorption rate was primarily due to an improving homebuilding market. Our cancellation rate of buyers who contracted to buy a home but did not close escrow (as a percentage of overall orders) was approximately 17% for the year ended December 31, 2012, compared to 20% for the year ended December 31, 2011. The decrease in our cancellation rate was not due to any one significant factor but was the result of general market activity during this period.

We experienced substantial order growth due to an increase in our average selling community count, primarily as the result of an overall improvement in market sentiment. Our average number of selling communities increased by two communities, from 11 for the year ended December 31, 2011 to 13 for the year ended December 31, 2012. The increase in net new home orders positively impacted our number of homes in backlog.

Backlog units increased by 79 homes, or 114%, to 148 as of December 31, 2012, as compared to 69 as of December 31, 2011, primarily driven by the 42% increase in net new home orders for the year ended December 31, 2012. The dollar value of backlog increased $31.9 million, or 162%, to $51.6 million as of December 31, 2012 from $19.7 million as of December 31, 2011. The increase in dollar value of backlog reflects an increase in the number of homes in backlog and an increase in the average sales price of homes in backlog. Our average sales price of homes in backlog increased $62,593, or 21.9%, to $348,395 for the year ended December 31, 2012, compared to $285,802 for the year ended December 31, 2011, due to rising sales prices generally and the introduction of new product at new communities with a shift to larger square footage homes with corresponding higher average sales prices in the 2012 period. The increase in the average sales price of homes in backlog is not the result of a new strategy of focusing on new or different segments of the homebuilding market, but is the result of changes to the mix of typical homes delivered and sold during the period. The average sales price of homes may fluctuate depending on the mix of typical homes delivered and sold during a period. These changes in the average sales price of homes are a part of the Company’s natural business cycle.

Home Sales Revenue and New Homes Delivered

	Year Ended December 31,		Increase
	2012	2011	Amount	%
New homes delivered	336	252	84	33.3%
Home sales revenue	$96,029,582	$70,365,841	$25,663,741	36.5%
Average sales price of homes delivered	$285,802	$279,230	$6,572	2.4%

New home deliveries increased by 84 homes, or 33%, to 336 during the year ended December 31, 2012, from 252 during the year ended December 31, 2011. The increase in new home deliveries was primarily attributable to the increase in net new home orders.

Home sales revenue increased $25.6 million, or 36.5%, to $96.0 million for the year ended December 31, 2012 from $70.4 million for the year ended December 31, 2011. The increase in revenue was primarily attributable to: (1) a 33.3% increase in homes delivered to 336 for the year ended December 31, 2012, from 252 for the year ended December 31, 2011, and (2) an increase in average sales price of $6,572 per unit to $285,802 for the year ended December 31, 2012, from $279,230 for the year ended December 31, 2011.

Homebuilding Gross Margin

Our homebuilding gross margin percentage decreased to 21.4% for the year ended December 31, 2012 as compared to 24.8% for the year ended December 31, 2011. The decrease in margins is primarily due to the increase in construction costs (during the first six months of the year ended December 31, 2012) that resulted from additional competition for labor and materials as the housing market improved and the number of homes being constructed increased, that was partially offset by increased sales prices later in the year.

Our significant components of cost of sales are land and land development, direct vertical costs of construction and interest and other indirect costs.

The following table outlines the percentages of each of these components as a total of cost of sales.

	Years ended
	2012	2011
Land and land development	21%	22%
Direct vertical costs of construction	74%	74%
Interest and other indirect costs	5%	4%

	100%	100%

In the following tables, we calculate our gross margins adjusting for interest costs so that we can be compared more accurately with our peer group.

Excluding interest on cost of home sales, adjusted homebuilding gross margin percentage was 22.9% for the year ended December 31, 2012, compared to 26.0% for the year ended December 31, 2011. We believe this information is meaningful as it isolates the impact that indebtedness has on homebuilding gross margin and permits investors to make better comparisons with our competitors, who adjust gross margins in a similar fashion.

	Year Ended December 31,
	2012	%	2011	%
Home sales	$96,029,582	100.0%	$70,365,841	100.0%
Cost of home sales	75,447,563	78.6%	52,887,094	75.2%

Homebuilding gross margin	20,582,019	21.4%	17,478,747	24.8%
Add: interest on cost of home sales	1,429,588	1.5%	824,591	1.2%

Adjusted homebuilding gross margin(1)	$22,011,607	22.9%	$18,303,338	26.0%

(1)	Non-GAAP financial measure.

Inventories and Cost of Sales

Cost of sales increased $22.6 million, or 43%, to $75.4 million for the year ended December 31, 2012, from $52.9 million for the year ended December 31, 2011. The increase in cost of sales was primarily attributable to (1) an 18% increase in the average number of selling communities, and (2) a 33.3% increase in the number of homes delivered for the year ended December 31, 2012, compared to the year ended December 31, 2011.

Selling, General and Administrative Expense

	Year Ended December 31,		As a Percentage of Home Sales Revenue for the Year Ended December 31,
	2012	2011	2012	2011

Selling, general and administrative	$13,495,766	$12,038,887	14.1%	17.1%

Selling, general and administrative expense increased $1.5 million, or 12.1%, to $13.5 million for the year ended December 31, 2012, from $12.0 million for the year ended December 31, 2011. The increase was primarily attributable to (1) an increase of $1.6 million in our compensation-related expenses resulting largely from a 27.9% increase in our headcount to 78 employees as of December 31, 2012 compared to 61 as of December 31, 2011, and (2) other fluctuations in outside professional services, depreciation, travel and other miscellaneous expenses related to increased operations from our growth in 2012. Our selling, general and administrative expenses as a percentage of home sales revenue was 14.1% and 17.1% for the years ended December 31, 2012 and 2011, respectively. We expect that our general and administrative expense as a percentage of home sales revenue will continue to decrease in the near future as our increase in new home deliveries from growth in our community count generates increased home sales revenue.

Other Income (Expense)

Other income (expense) decreased $480,165, to $353,026 for the year ended December 31, 2012, from $833,191 for the year ended December 31, 2011. The decrease was primarily due to a $498,990 gain on the sale of a note in 2011.

Non-Controlling Interest

We allocated $1,300,831 of net income to a non-controlling interest in 2012 which we did not incur in 2011.

Net Income

As a result of the foregoing factors, net income for the year ended December 31, 2012 was $7.4 million, compared to net income for the year ended December 31, 2011 of $6.3 million, resulting in an increase of 17.5%.

Lots Owned and Controlled

The table below summarizes our lots owned and controlled as of the dates presented:

Lots Owned and Controlled

Total Lots Owned and Controlled
As of December 31, 2012	3,072
As of December 31, 2011	2,220
As of December 31, 2010	2,390

Liquidity and Capital Resources

Overview

Our principal uses of capital for the nine months ended September 30, 2013 were operating expenses, land purchases, land development, home construction and the payment of routine liabilities. We used funds generated by operations and available borrowings to meet our short-term working capital requirements. We remain focused on generating increasingly positive margins in our homebuilding operations and acquiring desirable land positions in order to maintain a strong balance sheet and keep us poised for growth.

Cash flows for each of our communities depend on their stage in the development cycle, and can differ substantially from reported earnings. Early stages of development or expansion require significant cash outlays for land acquisitions, entitlements and other approvals, and construction of model homes, roads, utilities, general landscaping and other amenities. Because these costs are a component of our inventory and not recognized in our statement of income until a home closes, we incur significant cash outlays prior to our recognition of earnings. In the later stages of community development, cash inflows may significantly exceed earnings reported for financial statement purposes, as the cash outflow associated with home and land construction was previously incurred. From a liquidity standpoint, we are currently actively acquiring and developing lots in our markets to maintain and grow our lot supply and active selling communities that are strategically located in our core Colorado markets and in the greater Austin, Texas metropolitan area. As demand for new homes improves and we continue to expand our business, we expect that cash outlays for land purchases and land development to grow our lot inventory will exceed our cash generated by operations. During the nine months ended September 30, 2013 we delivered 312 homes, acquired 1,706 lots for $54.1 million, spent $6.4 million on land development, and started construction on 326 homes. Additionally, we acquired 52 lots and inventory during the nine months ended September 30, 2013, as part of a business combination transaction. The opportunity to purchase substantially finished lots in desired locations is becoming increasingly more limited and competitive. As a result, we are spending more dollars on land development, as we are purchasing more undeveloped land and partially finished lots than in recent years.

We exercise strict controls and believe we have a prudent strategy for company-wide cash management, including controls related to cash outlays for land and inventory acquisition and development. As of September 30, 2013, we had $126.4 million of cash and cash equivalents, a $122.0 million increase from September 30, 2012. We intend to generate cash from the sale of our inventory net of loan release payments on our notes payable, but we intend to redeploy the net cash generated from the sale of inventory to acquire and develop strategic and well-positioned lots that represent opportunities to generate desired margins, as well as for other operating purposes.

We employ both debt and equity as part of our ongoing financing strategy, coupled with redeployment of cash flow from continuing operations, to provide us with the financial flexibility to access capital on the best terms available. In that regard, we employ prudent leverage levels to finance the acquisition and development of our lots and construction of our homes. Our existing indebtedness is recourse to us, and we anticipate that future indebtedness will likewise be recourse.

Our management considers a number of factors when evaluating our level of indebtedness and when making decisions regarding the incurrence of new indebtedness, including the purchase price of assets to be acquired with debt financing, the estimated market value of our assets, and the ability of particular assets, and our company as a whole, to generate cash flow to cover the expected debt service. As a means of sustaining our long-term financial health and limiting our exposure to unforeseen dislocations in the debt and financing markets, we currently expect to remain conservatively capitalized. However, our charter does not contain a limitation on the amount of debt we may incur and our board of directors may change our target debt levels at any time without the approval of our stockholders.

We intend to finance future acquisitions and developments with the most advantageous source of capital available to us at the time of the transaction, which may include a combination of common and preferred equity, secured and unsecured corporate level debt, property level debt and mortgage financing and other public, private or bank debt.

May 2013 Private Offering and Private Placement

In May 2013, we completed a private offering and a private placement of 12,075,000 shares of our common stock, in reliance on Rule 144A and Regulation S under the Securities Act, and pursuant to the exemption from registration provided in Rule 506 of Regulation D under the Securities Act, where we received net proceeds of approximately $224.7 million (which we refer to as the “May 2013 private offering and private placement”). We are in the process of using the net proceeds from the May 2013 private offering and private placement for the acquisition and development of land, home construction and other related purposes, including $42 million for debt repayment, $95 million for the acquisition of 2,506 lots currently under contract or non-binding letters of intent and approximately $40 million for estimated development costs.

Secured Revolving Credit Facility

As of September 30, 2013, we were party to a secured revolving credit facility which has a maximum loan amount of $43.0 million. Our secured revolving credit facility has a termination date of October 5, 2014 and a maturity date of October 5, 2015. We may borrow under our secured revolving credit facility for the purpose of financing the construction of residential homes on lots we own in certain approved subdivisions within the state of Colorado. Interest on our secured revolving credit facility is paid monthly at an adjustable per annum rate calculated each month as the sum of three percent (3.00%) plus the one month LIBOR rate. As of September 30, 2013, the outstanding principal balance was $0, the interest rate was 3.18% per annum, and we had $43.0 million of potential capacity under our secured revolving credit facility.

Covenant Compliance

Under our secured revolving credit facility, we are required to comply with certain financial covenants. These financial covenants consist of maintaining (i) a minimum total net worth of at least $30.0 million, (ii) a minimum pre-tax profit of at least 2%, (iii) minimum liquidity of at least $2.5 million, (iv) a minimum ratio of current assets to current liabilities of at least 1.25, and (v) a maximum ratio of debt to total net worth of no more than 1.75. As of December 31, 2012 and 2011, and September 30, 2013 and 2012, we were in compliance with all of these financial covenants.

Letters of Credit

Under the terms of our secured revolving credit facility, we have the ability to issue letters of credit up to $750,000. Our borrowing availability under our secured revolving credit facility is reduced by the amount of letters of credit outstanding. As of September 30, 2013, there was $552,123 in face amount of letters of credit outstanding under our secured revolving credit facility, leaving $197,877 of availability for additional letters of credit.

In addition, we have one other outstanding letter of credit that does not fall under our secured revolving credit facility for $142,000.

Secured Acquisition and Development Loans and Construction Loans

As of September 30, 2013, we were party to one secured acquisition and development loan agreement to purchase and develop land parcels. As of September 30, 2013, the total aggregate commitment of our acquisition and development loan was approximately $1.5 million, of which $1.5 million was outstanding. The acquisition and development loan will be repaid as lots are released from the loan based upon a specific release price, as defined in the loan agreement. This loan matures in 2016. Interest on the loan is paid quarterly with an interest rate of 3.5%.

Cash Flows—Nine Months Ended September 30, 2013 Compared to the Nine Months Ended September 30, 2012

For the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2012, the comparison of cash flows is as follows:

•	Net cash used in operating activities increased to $43.1 million during the nine months ended September 30, 2013 from net cash used of $9.4 million during the nine months ended September 30, 2012. The change was primarily a result of an increase in real estate inventories of $63.9 million during the nine months ended September 30, 2013, compared to an increase of $16.5 million during the nine months ended September 30, 2012, primarily driven by the increase in land, land development and homes under construction, partially offset by the increase in home closings and an increase in the average home selling price during the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2012.

•	Net cash used in investing activities was $15.5 million during the nine months ended September 30, 2013, compared to $0.4 million in net cash used during the nine months ended September 30, 2012. The change was a result of a business combination that occurred during the nine months ended September 30, 2013 for $15.1 million.

•	Net cash provided by financing activities was $189.4 million during the nine months ended September 30, 2013 compared to a $8.2 million increase during the nine months ended September 30, 2012. The change was primarily a result of the May 2013 private offering and private placement during the nine months ended September 30, 2013.

As of September 30, 2013, our cash balance was $126.4 million.

Cash Flows—Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

For the year ended December 31, 2012 as compared to the year ended December 31, 2011, the comparison of cash flows is as follows:

•	Net cash used in operating activities increased to $15.9 million during the year ended December 31, 2012 from net cash provided of $15.7 million during the year ended December 31, 2011. The change was primarily a result of an increase in real estate inventories of $28.8 million during the year ended December 31, 2012, compared to a decrease of $0.1 million during the year ended December 31, 2011, primarily driven by the increase in land, land development and homes under construction, partially offset by the increase in home closings and an increase in the average home selling price during the year ended December 31, 2012 as compared to the year ended December 31, 2011.

•	Net cash used in investing activities was $839,369 during the year ended December 31, 2012, compared to $317,992 in net cash used during the year ended December 31, 2011. The change was a result of an increase in purchases of property and equipment.

•	Net cash provided by financing activities increased to $15.9 million during the year ended December 31, 2012 compared to a $13.2 million use during the year ended December 31, 2011. The change was primarily a result of borrowings on a line of credit during 2012 and proceeds from the issuance of long-term debt.

As of December 31, 2012, our cash balance was $5.0 million.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. Our primary exposure to market risk is interest rate risk associated with our senior credit facility. Outstanding amounts borrowed under our senior credit facility bear interest at a rate equal to LIBOR plus an applicable margin, or “add-on.” As of September 30, 2013, we had $0 outstanding under our secured revolving credit facility. The remaining $1.5 million of our debt outstanding as of September 30, 2013 consists of an acquisition and development facility, bearing interest at a fixed rate.

Off-Balance Sheet Arrangements and Contractual Obligations

In the ordinary course of business, we enter into land purchase contracts in order to procure lots for the construction of our homes. We are subject to customary obligations associated with entering into contracts for the purchase of land and improved lots. These purchase contracts typically require a cash deposit, and the purchase of properties under these contracts is generally contingent upon satisfaction of certain requirements, including obtaining applicable property and development entitlements. We also utilize option contracts with land sellers as a method of acquiring land in staged takedowns, to help us manage the financial and market risk associated with land holdings, and to reduce the use of funds from our corporate financing sources. Option contracts generally require payment by us of a non-refundable deposit for the right to acquire lots over a specified period of time at pre-determined prices. We generally have the right at our discretion to terminate our obligations under both purchase contracts and option contracts by forfeiting our cash deposit with no further financial responsibility to the land seller. Our obligations with respect to the option contracts are generally limited to the forfeiture of the related non-refundable cash deposits. As of September 30, 2013, we had outstanding options for 474 lots totaling $32.7 million, and had $0.6 million of non-refundable cash deposits pertaining to land option contracts.

Our utilization of land option contracts is dependent on, among other things, the availability of land sellers willing to enter into option takedown arrangements, the availability of capital to financial intermediaries to finance the development of optioned lots, general housing market conditions, and local market dynamics. Options may be more difficult to procure from land sellers in strong housing markets and are more prevalent in certain geographic regions.

As of September 30, 2013, the outstanding principal balance of our secured revolving credit facility was $0, the interest rate was 3.18% per annum and we had $43.0 million of potential capacity under our secured revolving credit facility. As of September 30, 2013, we also were party to a secured acquisition and development loan agreement to purchase and develop land parcels. As of September 30, 2013, the total aggregate of this acquisition and development loan was $1.5 million. We expect that the obligations secured by our secured revolving credit facility and the loan agreement generally will be satisfied in the ordinary course of business and in accordance with applicable contractual terms.

Contractual Obligations Table

The following table summarizes our future estimated cash payments under existing contractual obligations, including interest payments on long-term debt, as of September 30, 2013, including estimated cash payments due by period. We do not have any performance specific purchase obligations under any land option agreements as of September 30, 2013.

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt payments of principal and interest	$1,635,625	$52,500	$1,583,125	$—	$—
Operating leases	418,378	225,887	192,491	—	—
Purchase obligations	—	—	—	—	—

Total	$2,054,003	$278,387	$1,775,616	$—	$—

Inflation

Our homebuilding operations can be adversely impacted by inflation, primarily from higher land, financing, labor, material and construction costs. In addition, inflation can lead to higher mortgage rates, which can significantly affect the affordability of mortgage financing to homebuyers. While we attempt to pass on cost increases to customers through increased prices, when weak housing market conditions exist, we are often unable to offset cost increases with higher selling prices.

Seasonality

Historically, the homebuilding industry experiences seasonal fluctuations in quarterly operating results and capital requirements. We typically experience the highest new home order activity in spring and summer, although this activity is also highly dependent on the number of active selling communities, timing of new community openings and other market factors. Since it typically takes four to six months to construct a new home, we deliver more homes in the second half of the year as spring and summer home orders convert to home deliveries. Because of this seasonality, home starts, construction costs and related cash outflows have historically been highest in the second and third quarters, and the majority of cash receipts from home deliveries occurs during the second half of the year. We expect this seasonal pattern to continue over the long-term, although it may be affected by volatility in the homebuilding industry.

Significant Accounting Policies

Our financial statements have been prepared in accordance with GAAP. The preparation of these financial statements requires our management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of costs and expenses during the reporting period. On an ongoing basis, our management evaluates its estimates and judgments, including those which impact our most critical accounting policies. Our management bases its estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions. Our management believes that the following accounting policies are among the most important to the portrayal of our financial condition and results of operations and require among the most difficult, subjective or complex judgments:

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These provisions include:

•	a requirement to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations included in an initial public offering registration statement;

•	an exemption to provide less than five years of selected financial data in an initial public offering registration statement;

•	an exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting;

•	an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies; and

•	an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer.

We have determined to opt out of the exemption from compliance with new or revised financial accounting standards. As a result, we will comply with new or revised financial accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of this exemption is irrevocable.

We have elected to adopt the reduced disclosure requirements described above. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests.

We will remain an “emerging growth company” until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Principles of Consolidation

The consolidated financial statements include the accounts of (1) the Company, (2) the Company’s wholly owned limited liability companies that own the Company’s development projects, and (3) variable interest entities for which the Company is deemed the primary beneficiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Variable Interest Entities

A legal entity is referred to as a variable interest entity (which we refer to as a “VIE”) if any of the following conditions exist: (1) the total equity investment at risk is insufficient to permit the legal entity to finance its activities without additional subordinated financial support from other parties, or (2) the entity has equity investors who cannot make significant decisions about the entity’s operations or who do not absorb their proportionate share of the expected losses or receive the expected returns of the entity.

All facts and circumstances are taken into consideration when determining whether we have variable interests that would deem us the primary beneficiary and, therefore, require consolidation of the related VIE or otherwise rise to the level where disclosure would provide useful information to the users of our financial statements. In many cases, it is qualitatively clear based on whether we have the power to direct the activities significant to the VIE and, if so, whether that power is unilateral or shared, and whether we are obligated to absorb significant losses of or have a right to receive significant benefits from the VIE. In other cases, a more detailed qualitative analysis and possibly a quantitative analysis are required to make such a determination.

We monitor the consolidated and unconsolidated VIEs to determine if any reconsideration events have occurred that could cause any of them to no longer be a VIE. We reconsider whether we are the primary beneficiary of a VIE on an ongoing basis. A previously unconsolidated VIE is consolidated when we become the primary beneficiary. A previously consolidated VIE is deconsolidated when we cease to be the primary beneficiary or the entity is no longer a VIE.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

We recognize revenue from all homebuilding activities upon the closing of the sale when title to and possession of the property are transferred to the buyer. All customer deposits are treated as liabilities.

Inventories and Cost of Sales

Inventories include the cost of land acquisition, land development, and home construction costs, including interest, real estate taxes, and certain direct and indirect overhead costs related to development and construction. For those communities for which construction and development activities have been idled, applicable interest and real estate taxes are expensed as incurred. Land acquisition and development costs are allocated to individual lots using an average lot cost determined based on the total expected land acquisition and development costs and the total expected home closings for the community. The specific identification method is used to accumulate home construction costs. In accordance with industry practice, we do not record the direct costs of homes held in inventory until our management has accepted the construction work as having been completed in accordance with the terms of the contract.

Cost of sales for homes closed includes the specific construction costs of each home and all applicable land acquisition, land development and related costs (both incurred and estimated to be incurred) allocated to each residential lot based upon the total number of homes expected to be closed in each community. Any changes to the estimated total development costs subsequent to the initial home closings in a community are allocated on a pro-rata basis to the homes in the community benefiting from the relevant development activity, which generally relates to the remaining homes in the community.

When a home sale is closed, we generally have not paid all incurred costs necessary to complete the home. A liability and a charge to cost of sales are recorded for the amount that is determined will ultimately be paid related to completed homes that have been closed. The home construction budgets are compared to actual recorded costs to determine the additional costs remaining to be paid on each closed home. The accrual is monitored by comparing actual costs incurred on closed homes in subsequent months to the amount previously accrued.

We regularly assess the land inventory and communities under development for indicators of potential impairment. If indicators of impairment are present for a community, we perform an impairment evaluation of the community. If it is determined the carrying value of the inventory is not recoverable the affected inventory is written down to fair value.

Impairment of Real Estate Inventories

We review all of our communities for an indicator of impairment and record an impairment loss when conditions exist where the carrying amount of real estate is not recoverable and exceeds its fair value. Indicators of impairment include, but are not limited to, significant decreases in local housing market values and selling prices of comparable homes, significant decreases to gross margins and sales absorption rates, costs in excess of budget, and actual or projected cash flow losses. We prepare and analyze cash flows at the lowest level for which there is identifiable cash flows that are independent of the cash flows of other groups of assets.

If events or circumstances indicate that the carrying amount may be impaired, such impairment will be measured based upon the difference between the carrying amount and the fair value of such assets determined using the estimated future discounted cash flows, excluding interest charges, generated from the use and ultimate disposition of the respective real estate inventories. Such losses are reported within costs of sales.

When estimating undiscounted cash flows, we make various assumptions, including: the expected sales prices and sales incentives to be offered, including the number of homes available, pricing and incentives offered by us or other builders in other communities, and future sales prices adjustments based on market and economic trends; the costs incurred to date and expected to be incurred including, but not limited to, land and land development costs, home construction costs, interest costs, indirect construction, and selling and marketing costs; any alternative product offerings that may be offered that could have an impact on sales, sales prices and/or building costs; and alternative uses for the property.

For the nine month periods ended September 30, 2013 and 2012 and the years ended December 31, 2012 and 2011, the following table shows the number of communities for which we identified an indicator of impairment and therefore tested for whether an impairment existed, compared to the total number of communities that existed during such period. In 2011, we sold a parcel of land for an amount less than its carrying value and recorded the resulting impairment of $1,560,011. In 2012 and for the nine months ended September 30, 2013, we did not identify any communities for which the undiscounted cash flows were not substantially in excess of the carrying values and for which potential future impairments, individually or in the aggregate, could materially impact operating results and/or total equity.

	Number of Communities Tested for Impairment	Total Number of Existing Communities
Nine months ended September 30, 2013	4	80
Nine months ended September 30, 2012	4	33
Year ended December 31, 2012	4	40
Year ended December 31, 2011	5	37

Stock-Based Compensation

We account for share-based awards in accordance with ASC 718, Compensation-Stock Compensation (“ASC 718”). ASC 718 requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. ASC 718 requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees. As our common stock is not actively traded in a liquid primary market, the determination of the fair value of our restricted stock awards requires the judgment of our management. Accordingly, we first consider transactions in our common stock by qualified institutional buyers in the secondary market subsequent to our May 2013 private offering and private placement. We take into consideration various factors to determine whether the closing price of our common stock in the secondary market is an accurate representation of the fair value of the restricted stock awards. These considerations include, but are not limited to, the timing of transactions in the secondary market and the elapsed time from the relevant grant date (if any), the volume of transactions in the secondary market, and the level of information available to the investors. To the extent we believe that the closing price of our common stock in the secondary market is not an accurate representation of the fair value of the restricted stock award, we also consider observable trends in stock prices of our publically traded peers since our May 2013 private offering and private placement, as well as internal valuations based on our most recent forecasts, in determining the grant date fair value of the restricted stock award.

During the nine months ended September 30, 2013, we granted 181,998 shares of restricted stock at a weighted average grant date fair value of $19.57. Of the shares granted during the nine months ended September 30, 2013, 133,500 were granted at the time of our May 2013 private offering and private placement. We determined that the grant date fair value of these restricted stock awards was equal to $20.00, the offering price per share in our May 2013 private offering and private placement, as the transactions were for identical securities and occurred on the same date, in an orderly market.

Income Taxes

Prior to our conversion to a Delaware corporation in April 2013, we were not directly subject to income taxes under the provisions of the Internal Revenue Code and applicable state laws. Therefore, taxable income or loss was reported to the individual members for inclusion in their respective tax returns and no provision for federal and state income taxes was included in the accompanying financial statements for that period. With a few immaterial exceptions, we were not subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2009. Once we converted into a Delaware corporation on April 30, 2013, we became subject to state, federal, and local income taxes.

We will account for income taxes in accordance with ASC 740, “Tax Provision,” and other, applicable authoritative pronouncements. Judgment is required in determining our provision for income taxes. In the normal course of business, we may engage in numerous transactions every day for which the ultimate tax outcome (including the period in which the transaction will ultimately be included in taxable income or deducted as an expense) is uncertain. Additionally, the tax returns we file are subject to audit and investigation by the Internal Revenue Service and certain states in the United States. We anticipate that our effective tax rate after this offering will be approximately 35-38%, and we will have to increase our provision for income taxes accordingly.

ASC 740, “Accounting for Uncertainty in Income Taxes,” clarifies the accounting for uncertainty in tax positions. ASC 740 requires that we recognize in our financial statements the impact of a tax position if that position is more likely than not to be sustained on audit, based on the technical merits of the position. These provisions will not have a material impact on our financial condition or results of operations.

Related Party Transactions

During the period beginning on January 1, 2013 to the date of this prospectus, we entered into or participated in several related party transactions. These transactions frequently involved the sale of land from Dale Francescon and Robert Francescon, our Co-Chief Executive Officers and board members, or entities controlled by them to our company. These transactions typically occurred either because we did not have the liquidity to purchase prime land that became available or because certain acquisition opportunities would have required us to purchase more land than we needed at one time for our home building activities. When this occurred Dale Francescon and Robert Francescon, or entities controlled by them, would purchase the land to sell to us at a later date and, if necessary, in smaller increments. Each transaction for the sale and/or purchase of land was priced at its fair market value as determined by our management taking into account one or more of the following: (i) independent third party appraisals, (ii) independent third party broker opinions of value, (iii) offers received from unrelated third parties, or (iv) calculation of residual land value resulting from homebuilding activities. We do not have any ongoing contractual commitments as a result of these transactions nor do we anticipate any going forward. See “Certain Relationships and Related Party Transactions” for a more detailed description of our transactions with related parties.

Recently Issued Accounting Standards

In February 2013, the FASB issued Accounting Standards Update No. 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (which we refer to as “ASU 2013-02”), which requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, ASU 2013-02 requires an entity to present, either on the face of the income statement or in the notes to financial statements, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. The amendments in ASU 2013-02 do not change the current requirements for reporting net income or other comprehensive income in financial statements. For public entities, the amendments in ASU 2013-02 are effective prospectively for reporting periods beginning after December 15, 2012. The adoption of this guidance addresses disclosure only, and management believes it will not have an impact on our consolidated financial statements.

MARKET OPPORTUNITY

Unless otherwise indicated, all market data included in this prospectus is derived from a market study prepared for us in connection with this offering by John Burns Real Estate Consulting, LLC (“JBREC”) based on the most recent data available as of July 2013. Founded in 2001, JBREC is an independent research provider and consulting firm focused on the housing industry. The following information contains forward-looking statements which are subject to uncertainty and you should review “Cautionary Note Concerning Forward-Looking Statements.”

Some of the market data included in this prospectus is derived from the CoreLogic Case-Shiller Index, the Burns Home Value IndexTM, and the Burns Affordability IndexTM. The CoreLogic Case-Shiller Index is the most widely recognized measure of home price appreciation and depreciation, and is frequently used by investors; it is released to the public monthly and quarterly via the CoreLogic website at http://www.corelogic.com/products/case-shiller.aspx. The Burns Home Value IndexTM is a proprietary index developed by JBREC to materially reduce the impact of shifts in the mix of homes sold during a period by using multiple data sources to measure home price appreciation or depreciation across all homes, rather than just those that have been purchased or sold during a given quarter. The Burns Affordability IndexTM is a proprietary index which compares a metropolitan area’s affordability against its own historic affordability dating back to 1981, using income and home price data purchased from third party sources plus mortgage rate data from Freddie Mac. The Burns Home Value IndexTM and the Burns Affordability IndexTM are updated monthly for distribution to research clients of JBREC. The public may purchase research reports from JBREC to gain access to these proprietary indices at a price of $1,500 per month per metropolitan area with a minimum three-month trial commitment. In addition, JBREC occasionally shares portions of the information and analyses from its proprietary indices through its free newsletters, which are posted on JBREC’s website and may be viewed by the public without charge.

The estimates, forecasts and projections prepared by JBREC are based upon numerous assumptions and may not prove to be accurate. This section contains estimates, forecasts and projections that were prepared by JBREC, a real estate consulting firm. The estimates, forecasts and projections relate to, among other things, home value indices, payroll employment growth, median household income, housing permits and household formation. No assurance can be given that these estimates are, or that the forecasts and projections will prove to be, accurate. These estimates, forecasts and projections are based on data (including third-party data), significant assumptions, proprietary methodologies and the experience and judgment of JBREC. No assurance can be given regarding the accuracy or appropriateness of the assumptions and judgments made, or the methodologies used, by JBREC. The application of alternative assumptions, judgments or methodologies could result in materially less favorable estimates, forecasts and projections than those contained in this section. Other real estate experts have different views regarding these forecasts and projections that may be more positive or negative, including in terms of the timing, magnitude and direction of future changes.

The forecasts and projections are forward-looking statements and involve risks and uncertainties that may cause actual results to be materially different from the projections. JBREC has made these forecasts and projections based on studying the historical and current performance of the residential housing market and applying JBREC’s qualitative knowledge about the residential housing market. The future is difficult to predict, particularly given that the economy and housing markets can be cyclical, subject to changing consumer and market psychology, geo-political events and governmental policies related to mortgage regulations and interest rates. There will usually be differences between projected and actual outcomes because events and circumstances frequently do not occur as expected, and the differences may be material. Accordingly, the forecasts and projections included in this section or contained elsewhere in this prospectus based on the information contained in this section might not occur or might occur to a different extent or at a different time. For the foregoing reasons, JBREC cannot provide any assurance that the estimates, forecasts and projections, including third-party data, contained in this section are accurate; actual outcomes may vary significantly from those contained or implied by the forecasts and projections, and you should not place undue reliance on these estimates, forecasts and projections.

National Housing Market

The U.S. housing market continues to improve from the cyclical low points reached during the 2008-2009 national recession. Between the 2005 market peak and 2011, new single-family housing sales declined 76%, according to data compiled by the U.S. Census Bureau, and median home prices declined 34%, as measured by the CoreLogic Case-Shiller Index. In 2011, early signs of a recovery began to materialize in many markets around the country as a result of an improving macroeconomic backdrop and excellent housing affordability. In the 12 months ended May 31, 2013, homebuilding permits increased 25%, according to the U.S. Census Bureau, and the median single-family home price increased 15% year-over-year, according to data compiled by the National Association of Realtors. According to the U.S. Census Bureau, growth in new home sales outpaced growth in existing home sales over the same period, increasing 29% versus 13% for existing homes (which were propped up by the unusually high volume of foreclosure-related sales).

Historically, strong housing markets have been associated with great affordability, a healthy domestic economy, positive demographic trends such as population growth and household formation, low interest rates, increases in renters that qualify as homebuyers and locally based dynamics such as housing demand relative to housing supply. Many markets across the U.S. are exhibiting most of these positive characteristics. Relative to long-term historical averages, data compiled by the U.S. Bureau of Labor Statistics (which we refer to as the “BLS”) and the U.S. Census Bureau shows that the U.S. economy is creating more jobs than homebuilding permits issued, the inventory of resale and new unsold homes is well below average, and affordability is near its highest level in more than 30 years, as determined by a comparison of homeownership costs to household income.

Despite recent momentum, the U.S. housing market has not fully recovered from the 2008-2009 recession as consumer confidence remains below average levels, mortgage underwriting standards have tightened, and the number of delinquent homes remains elevated relative to historical averages. Additionally, real estate is a local industry and not all markets exhibit the same trends.

The U.S. housing market is in the beginning of phase three of a three-phase supply-constrained housing recovery, as described below:

•	Phase 1—job growth begins.

•	Phase 2—price appreciation occurs among low-priced homes in foreclosure, increasing resale prices to the point that purchasing a new home provides a good value compared to purchasing an existing home. Reduced resale inventory and affordability are fueling a surge in demand for new homes in this recovery.

•	Phase 3—strong demand and limited supply lead to considerable price appreciation in land-constrained markets and a resurgence in construction activity in markets with sufficient land supplies. Price appreciation allows discretionary buyers to sell their existing homes and potentially purchase a new home.

While conditions are improving, significant future growth is required to return to pre-recession housing market conditions.

•	Construction starts, as measured by the U.S. Census Bureau through May 2013, are at 914,000 units per year. This represents 43% of a recovery to a level of 1.5 million annual starts, which is comparable to housing starts in the year 2000, a period that is reflective of a more stable market. Permits issued through April 2013 are more than twice the level of the low of 478,000 annual starts in April 2009.

•	Existing home sales, as measured by the National Association of Realtors, are at 5,180,000 annualized transactions through May 2013, which is in line with what JBREC estimates to be a stable level based on a ratio of existing home sales activity per household during the late 1980s and 1990s, when the housing market was in a more balanced environment and many economic variables were near historical averages. By comparison, existing home sales had fallen to an annualized rate of 3,300,000 transactions in July 2010.

•	New home sales are at 476,000 annualized transactions through May 2013, as measured by the U.S. Census Bureau, representing 39% of a recovery to a level of 800,000 annual transactions, which JBREC estimates to be a stable level based on new home sales activity during the late 1990s, when the housing market was in a more balanced environment and many economic variables were near historical averages. New home sales had fallen to 273,000 annualized transactions in February 2011.

•	Home affordability for the nation as measured by the Burns Affordability Index™ reached its most favorable levels during the housing downturn as prices and mortgage rates declined. JBREC believes that a combination of rising prices and mortgage rates is likely to increase the cost of housing relative to incomes for U.S. homebuyers over the next five years, bringing affordability measures closer to the historical median level measured from 1981 to 2012.

Demand

Job growth is the most important factor for a healthy housing market. While year-over-year job growth is once again positive after significant losses from 2008 through 2010, recent growth has moderated amidst fiscal uncertainty. Additionally, the rate of job growth in economic recoveries has slowed over the last 30 years, primarily as a result of the aging U.S. labor force, productivity improvements and globalization. JBREC forecasts that job growth will grow at a 1.8% average annual rate from 2013 through 2016. By the end of 2014, the economy is expected to have recovered all of the 7.7 million jobs lost between 2008 and 2010.

According to data compiled by the U.S. Census Bureau and the BLS, the current average employment growth to homebuilding permit ratio for the country is 2.4. A balanced ratio in a stable market is 1.2 to 1.3. This ratio has been above a stable market ratio for several quarters, due to a rise in employment growth coupled with historically low homebuilding permit levels. Eventually, the relative excess job growth to homebuilding permit growth should lead to improving consumer confidence and new home sales, which should drive increased construction activity.

Household formations are expected to average 1.36 million per year through 2016, based on population growth that averages 0.9% per year and headship rates (which is the percentage of people in an age group that head a household) that return to levels that are more consistent with historical trends by 2025. The reduction in headship rates for nearly all age groups from 2000 to 2010 was caused primarily by the economic distress in the late 2000s. Immigration is expected to add to the household and population growth as well, occurring at approximately 0.3% per year, and mostly concentrated in the 20 to 40 year old demographic.

The current lack of inventory is limiting sales activity in the existing home market, but sales are expected to grow through 2016, in part, due to continued investor activity. After decreasing to 4.1 million transactions in 2008 from a peak of nearly 7.1 million transactions three years prior, existing home sales transactions are currently just nearly 5.2 million, hampered by a large decrease in the supply of homes on the market. JBREC forecasts that sales will rise to 5.6 million transactions in 2016, which would be slightly higher than the sales activity in 2001, and will decline in 2017 when it is assumed rates will exceed 5.5% and the economy will slow. The share of sales that were for investment purposes rose to 30% in the first quarter of 2013, which was the highest rate since 2005, based on JBREC estimates using DataQuick data. An elevated share of distressed sales is expected to keep investor activity above normal levels in the near term. Many investors are converting distressed inventory to rentals for a long-term hold, which is aiding the recovery process as they are removing marginal inventory that otherwise depresses prices.

The projected slow but steady job growth is forecasted to support absorption of the rising new home supply, which is coming off historical lows. New home sales transactions reached a trough in 2011 at 306,000 homes sold, and are forecasted to rise steadily to 810,000 sales in 2016—a level last reached in pre-boom 1997 and slightly higher than 2007. The new home market currently has only 161,000 units of completed supply as of May 2013, which is still historically low but rising, and JBREC expects construction levels to increase as the price of housing rebounds.

Supply

JBREC is forecasting measurable improvement in new residential construction activity. Activity is projected to steadily increase through 2016 at a rate that slightly exceeds the recovery in past regional downturns, such as what happened in Houston in the late 1980s and Southern California in the late 1990s. With prices rising, and certain submarkets stabilized, homebuilder demand for lots is increasing substantially.

Very little entitlement processing took place during the housing correction, so the supply of finished, or even approved lots is currently limited. As such, a lag in the delivery of new lot supply is expected, especially in markets with prolonged approvals processes, such as California.

The number of existing homes available for sale (not including “shadow inventory,” which is the number of homes with a mortgage that are in some form of distress but that are not currently for sale) remains very low but is starting to trend up. As of May 2013, there were 5.1 months of inventory supply on the market, which is well below the peak level and below the average of 7.2 months of supply over the past 30 years, according to the National Association of Realtors.

There is currently no excess of vacant homes in the United States as a whole. The vacant housing inventory had accumulated as investors and second-home buyers purchased homes for profit and personal use, and again as the severe recession significantly reduced household formations. As household growth outpaces construction, the excess vacancy has cleared, although this will vary by local market.

While the number of homes entering the foreclosure process is declining, the overall volume is still quite high relative to historical levels. According to the Mortgage Bankers Association, approximately 10.8% of all mortgages were delinquent as of the fourth quarter of 2013Q1—nearly twice the pre-2008 level. The shadow inventory is still substantial. This supply is likely to be sold or liquidated over the next several years. JBREC believes that banks will dispose of many of these distressed loans through either short sales or foreclosures and will do so at a moderate rate so as to limit the downward pressure on home prices resulting from the liquidation. One risk is that banks change their philosophy and decide to dispose of these distressed loans at a more rapid pace.

The media has made much of the distress in the market, focusing on the homes that are in some form of delinquency or foreclosure. However, only 9% of the total housing units in the United States have some sort of distress; the remaining 91% do not, as estimated by JBREC.

Affordability

Affordability in the existing home market is at historically favorable levels nationally, looking back over the last 30 years. The ratio of annual housing costs (which is mortgage payment plus a portion of the down payment) for the median-priced resale home to the median household income reached an historical low in 2012 that dated back to 1981, but is rising quickly and approaching the historical average. Due to rising mortgage rates coupled with expected home price appreciation, affordability conditions nationally are expected to weaken in the second half of 2013, and will continue to weaken gradually in the coming years, reaching their historical median levels in 2015. While affordability conditions vary by market, most markets have experienced their most favorable historical affordability during this cycle.

Home values are trending up, and the combination of historically low mortgage rates, a declining percentage of distressed sales, and low inventory levels should drive further appreciation. JBREC estimates national home values appreciated by approximately 8.2% during the 12 months ended May 2013, and forecasts national appreciation of 10% in 2013 and 7% in 2014. Many factors can influence this outlook. Purchases by the Federal Reserve of mortgage-backed securities cause JBREC to believe that the Federal Reserve would like to see home prices rise.

Increasing home price appreciation will likely be supported by low mortgage rates, which remain historically favorable and are expected to remain low in the near term due to low inflation and global economic uncertainty. JBREC forecasts that average 30-year fixed mortgage rates will rise gradually to 6.0% by 2017, as increasing inflation and an improving economy drive rates higher after this period of very low inflation. However, as interest rates can change quickly, this expectation may not materialize.

Expected Trends. Strong price appreciation may occur over the near term due to the following factors:

•	Demand—demand is growing much faster than the new home supply is being added to the market, which is helping to reduce the excess existing supply in the market. With a lower level of excess supply, JBREC expects prices will rise, as there will be multiple buyers for every house on the market for sale.

•	Affordability—the most favorable affordability in decades will make it easier for buyers to pay higher prices for homes, so long as mortgage rates remain historically low.

•	Investment—hard assets, such as real estate, are broadly considered an inflation hedge, and many investors will focus on inflation once the current deflation concerns subside. International investors sense an attractive opportunity to buy U.S. real estate, partially attributable to the weak U.S. dollar. Also, large institutional investors as well as local investment groups see an opportunity to buy homes at below replacement cost or below the historical price/income ratio, and have been driving prices up.

The Bear Case

While the fundamentals are in place for a recovery in the housing market, there are a number of factors that are slowing or could slow the recovery, including the following:

•	The market is experiencing a low level of activity from entry-level buyers due to a lack of savings, challenges with back-end debt-to-income ratios and credit, and uncertainty about the housing market and the economy.

•	Fewer current homeowners are purchasing homes due to the high loan-to-value ratios of their existing loans.

•	The economy could still experience slow and volatile growth in the years to come, and even a recession. Recessions caused by excess leverage, such as the recent recession, usually resolve over many years and the path is typically volatile.

•	A large number of mortgaged homes will continue to go through the foreclosure process and will be sold under duress.

•	Mortgage rates could continue to rise, which could slow home sales rates and limit price appreciation.

•	The implementation of qualified mortgage and qualified residential mortgage rules proposed in the Dodd Frank Wall Street Reform and Consumer Protection Act could make mortgages more difficult to obtain. The recent “qualified mortgage” definition required a 43% or lower backend debt-to-income ratio, which is generally more accommodative than the definition in the early 1990s.

•	Development and building costs are rising, which could negatively impact homebuilder margins.

In addition, the government deficit is substantial, and the United States may be subject to further credit rating downgrades until political leadership develops and executes a plan to address the deficit. A lack of fiscal accountability could cause U.S. economic problems for years to come.

Conclusion

In summary, housing is a risky asset class, but JBREC believes the outlook for the housing market is very favorable as a result of several factors, including the following:

•	Demand is strong. According to the data derived from the U.S. Census Bureau and the BLS, the number of adults finding employment is exceeding new home supply by a ratio of 2.4 to 1.

•	Supply is low. Resale inventory is below the historical average months of supply, new home inventory is near an all-time low, and new construction is below historical averages, according to the National Association of Realtors and the U.S. Census Bureau.

•	Affordability is historically favorable nationally. With mortgage rates around 4.5% according to Freddie Mac, and home prices in many markets back to levels last seen in 2003, as measured by a variety of indices, including the Burns Home Value Index, homeownership is an attractive financial option. Higher mortgage rates since May 2013 have not materially impacted builders’ new home sales pace; however, most are increasing prices more cautiously.

JBREC forecasts that the excesses of the recent downturn will clear and that home prices and construction will increase for the foreseeable future.

Northwest Region

JBREC’s definition of the Northwest region includes Washington, Oregon, Idaho, Montana, Wyoming and Hawaii, with a focus on Seattle and Portland. Homebuilders in Seattle and Portland experienced the national recession and housing correction later than most, and Seattle has seen a solid housing recovery emerge while Portland is stable and improving. Seattle’s geography is constrained and residential lots and land are typically in short supply, with few large parcels available. The limited land supply discouraged most public builders and also helped to prevent the level of overbuilding seen in many major markets. The Seattle housing market is changing as a result of three more public homebuilders entering in 2011 via acquisitions of local builders, as well as the success of a few new, large-scale planned communities along the perimeter of the metro area. The Portland housing market is one of a handful in the nation with an urban growth boundary used to control access to utilities and other city services. At the peak of the market, builders flocked to the Vancouver, WA submarket to build affordable homes outside of the growth boundary. This submarket was overbuilt, and the excess inventory is gradually clearing.

JBREC expects continuing improvement for the Northwest housing markets, due to strong job growth, especially in higher paying technology jobs, and low housing inventory. In the twelve months ended July 2013, the Seattle metro has added 34,900 payroll jobs for 2.4% year-over-year growth and Portland added 19,700 jobs for 1.9% growth. Residential permits issued in the last twelve months remain at 56% of peak in Seattle and 51% in Portland, and resale listings are very low at 3.6 and 3.5 months of supply respectively, at annual sales rates. In Seattle, 2.2 jobs have been created for every permit issued in the last year, and in Portland the ratio is 2.0 jobs per permits. For most markets, a ratio of 1.2 jobs per residential permit is normal. While the supply and demand fundamentals are strong, affordability is a potential concern. Rising home prices and mortgage rates have driven affordability back to the long-term averages for Seattle and Portland. Historically, the Seattle and Portland markets have exhibited greater demand than other markets for higher density product.

Southwest Region

JBREC defines the Southwest region as consisting of Arizona, New Mexico, Nevada, Utah and Colorado. Housing markets in the Southwest region have seen material improvement in the last twelve months, with strong demand driven by job growth, low supply of new and resale inventory and better than normal affordability in several metros. Denver was still recovering from the 2000-2002 “dot com” bust and did not experience a big run-up in home prices or attract a large number of investors through 2005, when new home sales peaked in the metro. As a result, Denver’s median resale home price declined by 13% from the peak in 2006 to the trough in 2009. Salt Lake City’s median home price declined by 20% from peak to trough, and Phoenix (-54%) and Las Vegas (-60%) saw much bigger peak to trough corrections. In the twelve months ended June 2013, Denver’s median resale price increased by

10% to $281,400, which is materially higher than the peak of $241,000 in 2006, and affordability conditions are weakened. Salt Lake City’s median resale price increased by nearly 18% in the twelve months ended June 2013 and remains below the 2007 peak. Las Vegas’ median price increased by 34% in the twelve months ended June 2013 and remains well below the 2008 peak and Phoenix’s median resale price is up 26% in the last twelve months and remains well below the 2006 peak price.

Southwest builders were among the earliest in the nation to report stabilizing housing market conditions in 2011, which set the stage for solid improvement in 2012 and the first half of 2013. Investor purchases of distressed inventory in 2012 and 2013 have reduced resale inventory to record lows in Southwest housing markets, and homebuilders continue to benefit from low resale inventory. In 2012, Southwest builders were the first in the country to report net prices were increasing each month, and in 2013 they were the first to intentionally slow their sales pace and steadily raise prices to improve their margins.

Labor shortages were inevitable, as Southwest builders’ sales increased quickly and challenged the capacity of the construction trades, which had reduced dramatically during the recent recession. These shortages are gradually resolving as higher wages and confidence in the housing recovery are attracting labor back to construction. Most homebuilders have been able to increase prices to pass along higher labor, materials and finished lot costs to buyers. Southwest builders are competing for well-located lots and land parcels, which is driving price increases and resulting in tight supply in the best locations within each metro. These challenges are typical of a housing recovery, and underscore the importance of a well-connected management team to assess opportunities to buy land, and to work with local trades and suppliers to manage scheduling and costs.

Texas Region

JBREC considers the State of Texas to be a region, and focuses on the Houston, Dallas, Fort Worth, Austin and San Antonio metropolitan areas. The Texas region fared better than others during the recession and housing correction. Although the housing markets were overbuilt, home prices did not inflate and subsequently overcorrect as much and job losses were not as steep as the national averages. Robust job growth in Texas is a significant driver for housing demand, with 277,800 new jobs created in the 12 months ended June 2013, for a 2.8% increase that is the highest of all regions. Houston was the first metro in the nation to regain all jobs lost during the recession, and has added 97,700 jobs or 3.6% growth in the 12 months ended June 2013. Austin has added 28,700 jobs for 3.5% growth, Dallas has added 62,900 jobs for 3.0% growth, Fort Worth has added 36,100 jobs for 4.0% growth, and San Antonio has added 14,700 jobs for 1.7% growth. The supply of resale homes for sale is low, with 3.2 to 3.7 months of resale supply for the big metros. In most markets, 6.0 months of supply represents equilibrium. Total residential permits issued in Texas in the 12 months ended June 2013 are still 54% below peak volume.

JBREC expects continuing improvement for the Texas housing markets. The region offers an affordable cost of living and doing business, which is supported by a desirable tax environment. Population growth, boosted by migration, will support housing demand as residents come to pursue economic opportunities. Current challenges for builders in the Texas region include the limited supply of lots and land with development approvals as a result of little, if any, planning and development during the housing correction, labor shortages that impact scheduling, rising construction costs and a higher incidence of buyers with credit problems, anecdotally. Texas has a more relaxed regulatory environment compared to the coastal markets, and developers have major projects underway that will expand lot supplies in all of the large markets. In a normal market environment, Texas builders commonly use lot option agreements to control lot positions, but delay purchasing lots until needed for construction. The five big Texas metros—Houston, Dallas, Fort Worth, Austin, and San Antonio—attract many large public and private builders, who typically build a high volume of homes annually, but at lower margins than in other regions. However, many mid-sized private builders flourish by pursuing profitable, niche opportunities.

Northern California Region

JBREC’s definition of the Northern California region includes the Bay Area, Sacramento, the northern portion of the Central Valley from Stockton to Visalia, and Reno. Solid job growth paired with very limited supply of new and resale homes have produced a strong housing recovery and significant price appreciation in most of Northern California. The Bay Area includes the economic powerhouses of San Francisco, Oakland and San Jose, which have generated over 61,300 new jobs in the twelve months ended June 2013, according to the Bureau of Labor Statistics. The three metros have somewhat different economic drivers, but a common thread is job creation in sectors that tend to be higher paying, and therefore supporting home purchases. Although job creation is less robust in Sacramento and the Central Valley, housing recoveries are underway in these smaller metros as well.

In the last 18 months, Northern California homebuilders have enjoyed the strongest price increases in the nation, according to JBREC. Job creation is driving housing demand that far exceeds supply, which is typical for the early stages of recovery from a material housing correction. As of July 2013, Northern California builders’ sales rates and price increases are flattening, as affordability weakens and the recovery transitions to a sustainable pace. However, the Bay Area region has a long-term shortage of housing relative to the strong job creation, which supports continuing demand for homes. In 2013, the Association of Bay Area Governments estimated regional housing needs at 187,990 units to meet existing and future needs from 2014 to 2022.

Challenges facing the Northern California housing markets include a tight supply of lots and land in good locations, a continuing but declining flow of distressed inventory, rising labor and materials costs, weaker affordability as a result of home price and mortgage rate increases, and government policies that either restrict supply or promote construction of housing units that do not match consumer preferences. JBREC expects that strong investor and consumer demand will clear the additional distressed inventory as it gradually reaches the market, resulting in minimal impact on home prices. Limited lot and land supplies and the political environment affecting project approvals are long-term conditions in Northern California, which underscores the importance of a management team with strong local knowledge and planning and development expertise.

Southern California Region

JBREC defines the Southern California region to include Los Angeles, Orange, San Diego, Riverside, San Bernardino, Ventura, Santa Barbara, Kern and Imperial counties. During the first quarter of 2013, homebuilders in all Southern California metros enjoyed improved sale rates and pricing power as the housing recovery progressed. Demand for new and existing homes is exceeding the current supply. Job growth, which is a proxy for housing demand, has improved moderately but steadily with a 1.3% increase, or 112,000 payroll jobs created, in the 12 months ended May 2013. Historically low mortgage rates and home prices are magnifying demand. The supply of homes for sale remains very low, despite a 23% increase in single-family permits in the 12 months ended May 2013. Total residential permits issued in the same period are still 84% below peak volume. Existing home supply is also very low, with an average of 3.0 months of supply regionally at current sales rates, ranging from 2.5 to 3.6 months of supply in the large metros. In most markets, a 6.0 month supply is considered equilibrium.

JBREC expects Southern California will enjoy a sustained recovery. Although the cost of living and doing business is higher than the nearby Southwest metros, the quality of life, economic and educational opportunities continue to be significant draws. Current challenges for builders in Southern California include the limited supply of lots and land, labor shortages that impact scheduling and rising construction costs. These factors are expected to gradually ease as the recovery progresses. However, the Southern California housing markets are supply constrained due to both geography and restrictive regulations. The region has a long-term shortage of affordable housing, given the high cost of land and development. These conditions suggest an opportunity for builders with experience in designing and building higher density housing with sensitivity to concerns around privacy, sound control, natural light and storage.

Denver, CO Housing Market Overview

The Denver-Aurora-Lakewood Metropolitan Statistical Area (which we refer to as an “MSA”) consists of ten counties, including Adams, Arapahoe, Broomfield, Clear Creek, Denver, Douglas, Elbert, Gilpin, Jefferson and Park. The data analyzed by JBREC excludes Elbert and Gilpin counties, which represent just 1% of the metro population. The metro is home to approximately 2.6 million residents and 1.0 million households. Known as “Mile High City” because it sits exactly one mile above sea level, Denver is a gateway to the Rocky Mountains for both locals and tourists.

The housing fundamentals in the Denver MSA continue to improve from extremely weak levels experienced in 2008 and 2009, and improvement in the fundamentals is often a precursor for home price appreciation. The Housing Cycle Risk Index™ measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one- to three-year leading indicator for home price changes. The improvement is due to the combination of significantly improved demand fundamentals, as a result of improving job growth and rising sales activity, and improved supply fundamentals as a result of historically low homebuilding permit and listings levels. Affordability has returned to Denver’s historical median due to rising prices and mortgage rates.

The Denver MSA had approximately 1,279,000 non-farm payroll jobs in the 12 months ended May 31, 2013 after job growth resumed in 2011. The metro lost nearly 60,000 jobs in 2009 and 2010, or 4.8% of the 2008 peak employment level. Denver has regained about 53,000 of the jobs lost during the recession and job growth has continued through 2013. The non-seasonally adjusted unemployment rate in Denver as of May 2013 was 6.6%, down from 7.8% one year prior and lower than the 7.6% national average.

JBREC forecasts annual average job growth of 44,000 jobs per year from 2013 through 2015, or 3.4% annually. Denver’s economy is quite diverse. The largest sector by percentage of jobs is Trade, Transportation and Utilities, followed by Government and Education and Health Services. The government sector includes county and local government as well as local school districts, and non-active duty military employees.

The Chamber of Commerce is focused on eight industry clusters, including aerospace, aviation, bioscience, broadcasting and telecommunications, energy, financial services, healthcare and wellness, and IT/software. The Chamber indicates Denver has the highest private aerospace employment of the 50 largest U.S. metros, with 19,600 aerospace workers, adding “Colorado has the nation’s second-largest aerospace economy and is home to four military commands, eight major space contractors, and more than 400 aerospace companies and suppliers.” The state’s energy resources, paired with clean technology research and development, attracted the U.S. Department of Energy’s laboratory for renewable energy and energy efficiency R&D. Denver’s largest private employers include Lockheed Martin, which produces aerospace and defense-related systems, broadcastings companies, including CenturyLink, Comcast and DISH Network, and multiple healthcare organizations.

Household growth over the next three years in the Denver MSA is expected to be higher than the historical average in this market, while population growth is expected to be slightly slower than average. JBREC forecasts Denver will see average annual growth of 20,100 households, or 1.9%, from 2013 through 2015. The population is forecasted to grow at a pace of 36,400 people, or 1.4%, per year.

The median household income in the Denver MSA has risen by more than $2,300 over the last two years, and stronger growth is forecasted to begin in 2014. The MSA’s median household income in 2012 was $60,650 and JBREC forecasts continued increases in income, averaging 3.7% growth per year from 2013 through 2015.

The existing home sale volume in the Denver MSA gained strength in 2012 with a 23% increase, after a 2% rise in 2011 began to reverse the five year decline from 2006 to 2010. Existing home sales in the 12 months ended December 31, 2012 totaled nearly 46,000 transactions, which is on par with the historical average since 1998. In the 12 months ended May 31, 2013, existing home transactions increased to 50,000. JBREC expects existing home sales to average 50,800 transactions annually through 2015. Denver’s median resale price declined by 13% from the peak in 2006 to the trough in 2009. The median single-family resale home price in Denver rose nearly 11% in 2012 to $242,000, which was slightly higher than the peak of $241,000 in 2006. The median resale priced increased to $274,000 in May 2013.

Denver’s housing market recovery has already begun pushing up new home sales volumes from very low levels. New home sales in the 12 months ended December 31, 2012 rose 17% to 4,700 transactions from the prior 12-month period, which was the trough of the housing cycle. In the 12 months ended May 31, 2013, new home sales reached 5,500 transactions for a 33% gain, and JBREC expects new home sales activity will increase to 6,500 transactions in 2013, and steadily improve to 10,500 transactions in 2015. The new home sales volume in 2015 is expected to be 41% below the 2005 peak of 17,800 transactions.

Very low resale and new home inventory levels paired with recovering demand are driving new home prices higher, as consumers want to take advantage of historically low mortgage rates and home prices. New homes typically have a pricing premium over resale homes, and that gap is growing again as housing recovers. DataQuick indicates the 2012 median price for new homes in Denver was $333,200 and $365,400 for the 12 months ended May 31, 2013.

The median new home price in the Denver MSA increased 4.3% in 2010, 2.8% in 2011 and another 8.7% in 2012; however, the median new home price is influenced by the mix of home types being sold at any given time, as well as the low level of transactions in recent years. As a result, resale home prices are a better indication of market trends.

Home values based on recently negotiated transactions in the Denver MSA increased by 6.8% in 2012, and are expected to rise through 2015, but at a declining rate. According to the Burns Home Value Index, home values are poised for a 9.8% increase in 2013, and appreciation is expected to taper to 5.8% by 2015.

Homebuilding permit activity in the Denver MSA is forecasted to triple by 2015 from the trough level in 2009, spurred by solid household growth. Single-family homebuilding permits declined to a low of 2,723 units in 2009 after averaging more than 15,000 units per year from 1999 through 2007. JBREC forecasts that single-family permits will rise to 7,000 units in 2013, with a steady increase to 11,000 units in 2015, which would be the highest level in this market since 2006.

The demand for housing is likely to slightly exceed the supply being added to the market as the Denver MSA begins to exhibit stronger job growth once again. JBREC forecasts that the MSA will add an average of 2.7 jobs for every homebuilding permit from 2013 through 2015. The historical ratio of employment growth to homebuilding permits in Denver from 1991 to 2008 (the year prior to the most substantial job losses) was 1.3.

Resale listings in the Denver MSA have declined to their lowest level since late 2005. The declining inventory levels could lead to more competitiveness and increasing prices in the resale market. Through June 30, 2013, the MSA had 9,930 homes listed on the market, which represented a 33% decline from one year prior and approximately 2.4 months of supply, based on existing home sales activity over the most recent 12 months. By comparison, listings topped 30,800 homes on the market in mid-2007 as inventory levels reached as high as 7.9 months of supply.

The volume of pre-foreclosure notices dropped in the first quarter of 2013, and remains low in comparison to the peak of distress. Low levels of distress support home price appreciation. In the 12 months ended March 31, 2013, approximately 12,800 notices had been issued, which represented a 20% decline from one year prior and a 67% decline from the peak in 2007.

In addition, the Denver market has a relatively low level of potential distressed homes that are not yet on the market, which is also a positive for home price appreciation. As of March 31, 2013, the shadow inventory amounted to slightly more than 18,600 homes, or 4.8 months of supply. JBREC believes that most shadow inventory homes will gradually become distressed sales over the next few years, and the pace of distressed sales will be slow enough that home prices will not see material declines.

At the end of 2011, housing affordability conditions in the Denver MSA were at their best level since 1995, according to the Burns Affordability Index™, which compares the monthly costs of owning the median-priced home with the median household income, taking into consideration the change in mortgage rates over time. During 2012, price increases began reducing affordability in Denver, and by June 2013 the metro’s affordability was back to its long-term average. Affordability from 2013 through 2015 is expected to weaken due to rising home prices and mortgage rates.

In summary, Denver’s job growth resumed in 2011 and the metro will have recovered all jobs lost in the recession during 2013. Denver’s economy is especially diverse, which will help the metro absorb cuts in defense and government spending. Resales sales activity increased by 23% in 2012 and is expected to remain steady through 2015. New home sales activity also improved in 2012, and JBREC expects further gains during 2013. Denver builders are benefitting from the very limited resale and new home inventory, which is driving a high volume of traffic to new home communities and presenting some pricing power. However, affordability is back to the metro’s long-term average and will worsen through 2015 as rising mortgage rates and home prices take their toll.

Colorado Springs, CO Housing Market Overview

The Colorado Springs Metropolitan Statistical Area (MSA) consists of El Paso and Teller counties; however, the data analyzed by JBREC excludes Teller, which represents just 4% of the metro population. The metro area is home to approximately 690,000 residents and 260,000 households. Located about 70 miles south of Denver, Colorado Springs is home to several military bases and the Air Force Academy. Pikes Peak is a major tourist attraction in the area.

The housing fundamentals in the Colorado Springs MSA continue to improve from extremely weak levels experienced in 2007, 2008 and 2009. Improvement in the fundamentals is often a precursor for home price appreciation. The Housing Cycle Risk Index™ measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one- to three-year leading indicator for home price appreciation. The improvement is due to the combination of significantly improved demand fundamentals, as a result of a stabilizing employment picture, rising sales activity and improved supply fundamentals as a result of low homebuilding permit and listings levels. Affordability fundamentals are improved from 2007, and affordability is now better than Colorado Springs’s historical median but weakening due to rising prices and mortgage rates.

The Colorado Springs MSA had approximately 255,800 non-farm payroll jobs in the12 months ended May 31, 2013, up 1.3% from 252,600 one year ago. From 2008 through 2010 the metro area lost nearly 15,000 jobs or 5.7% of the 2007 peak employment level. Job growth picked up in 2011 with 3,300 jobs gained and 2,000 more in 2012. JBREC expects the metro to add 2,500 jobs in calendar 2013. The non-seasonally adjusted unemployment rate in Colorado Springs as of May 2013 was 7.9%, down from one year prior and slightly above the 7.6% national average.

The Colorado Springs MSA is expected to see a gradual recovery through 2016. JBREC forecasts annual average job growth of 2,800 jobs per year from 2013 through 2015, or 1.1% annually. Colorado Springs’s economy is moderately diverse, with a larger share of government jobs than the national average. The largest sector by percentage of jobs is Government followed by Professional & Business Services and Trade, Transportation and Utilities. The government sector includes federal, county and local government as well as local school districts, and non-active duty military employees. Active military personnel are not captured in the payroll employment statistics, so housing demand may be stronger than implied by job growth.

The economy of Colorado Springs is primarily based on the military installations in the area as well as on the aerospace and electronics industries and tourism. Fort Carson, a U.S. Army base, is the largest employer. The U.S. Air Force Academy, Fort Peterson Air Force Base, and the North American Air Defense Command are also major employers. There are also many defense related employers in Colorado Springs including Boeing, General Dynamics, Lockheed Martin and Northrop Grumman. The presence of the air and space focused manufacturers has drawn a number of technology-based manufacturers, such as Hewlett-Packard and ITT.

Leisure and Hospitality is also a large component of the economy accounting for about 12% of the MSA’s employment. Pikes Peak and the natural beauty of the surrounding area attract about 5.9 million visitors annually, and Pikes Peak region realized more than $1 billion of tourism related economic impact in 2010. The U.S. Olympic Committee and 24 other sports governing bodies are based in Colorado Springs, stimulating the creation of a sports/outdoor industry cluster that also supports tourism.

Population growth over the next three years in the Colorado Springs MSA is expected to be consistent with the historical average in this market, while household growth is expected to be higher than average. JBREC expects Colorado Springs will see average annual population growth of 9,400 residents or 1.4% per year from 2013 through 2015. Household growth is expected to average 5,400 annually, or 2.1% per year.

The median household income in the Colorado Springs MSA has risen by roughly $2,000 over the last two years. The MSA’s median household income in 2012 was $55,100 and JBREC assumes continued increases in income, averaging 3.4% growth per year from 2013 through 2015.

The existing home sale volume in the Colorado Springs MSA gained strength in 2012 with a 12% increase, after decreases in five of the last six years. Resale sales in the 12 months ended December 31, 2012 totaled just over 9,600 which is still about 1,200 below the historical average since 1998.

JBREC expects existing home sales to average 11,000 transactions annually through 2015. The median single-family resale home price in Colorado Springs rose 5.1% in 2012 to $186,400 which is still 7.7% below the peak of $202,000 in 2007. The MSA’s median resale price declined by 12% from the peak in 2007 to the trough in 2011.

The trough of the new home market occurred in 2009 in Colorado Springs. There was a modest recovery in 2010 offset by a small decline in 2011. In 2012, the overall recovery in the Colorado Springs housing market began to solidly push up new home sales volumes. New home sales in the 12 months ended December 31, 2012 rose to 1,800 transactions, a 23% increase from the prior 12-month period. JBREC expects new home sales activity will increase to 2,300 transactions in 2013, and steadily improve to 3,100 transactions in 2015. At 3,100 units, new home sales will still be about 46% below the 2005 peak of 5,700 transactions.

Reduced resale and new home inventory levels paired with recovering demand are driving new home prices higher, as consumers want to take advantage of low mortgage rates and good affordability. New homes typically have a pricing premium over resale homes, and that gap is growing again as housing recovers. DataQuick indicates the 2012 median price for new homes in Colorado Springs was $260,600 and increased to $266,300 in the 12 months ended May 31, 2013. The median new home price increased 2.4% in 2011, and 7.1% in 2012; however, the median new home price is influenced by the mix of home types being sold at any given time, as well as the low level of transactions in recent years. As a result, resale home prices are a better indication of market trends.

Home values based on recently negotiated transactions in the Colorado Springs MSA increased by 2.2% in 2012, and are expected to rise through 2015 at a much higher rate. According to the Burns Home Value Index, home values are poised for a 7.4% increase in 2013 and 7.1% in 2014 before tapering to 4.6% growth by 2015.

JBREC forecasts homebuilding permit activity in the Colorado Springs MSA will increase by 265% by 2015 from the trough level in 2009, spurred by solid household growth. Single-family homebuilding permits declined to a low of 1,353 units in 2009 after averaging more than 5,100 units per year from 1999 through 2007. In 2012, single-family permits increased by 49% from the prior year to 2,400 units. JBREC forecasts that single-family permits will rise another 24%, to 3,000 units in 2013, with a steady increase to 4,000 units in 2015, which would be the highest level in this market since 2006.

The historical ratio of employment growth to homebuilding permits in Colorado Springs from 1991 to 2007 (the year prior to the most substantial job losses) is 1.4. The Colorado Springs ratio was below that average in 2012 and JBREC forecasts the metro will remain below the average by adding an average 0.6 jobs for every homebuilding permit from 2013 through 2015.

Resale listings in the Colorado Springs MSA have declined steadily since mid-2010, more or less leveling out over the past year, and are below 2005-2006 levels. The declining inventory levels could lead to more competitiveness and increasing prices in the resale market. At June 30, 2013, the MSA had 5,374 homes listed on the market, up roughly 9% from one year earlier. This represents an approximately 6.2 months of supply, based on existing home sales activity over the most recent 12 months. By comparison, listings topped 8,300 homes on the market in mid-2007 and inventory levels reached as high as 10.6 months of supply in the summer of 2008 as sales rate slowed.

The volume of pre-foreclosure notices flattened in 2012, dropped in the first quarter of 2013, and remains low in comparison to the peak of distress. Low levels of distress support home price appreciation. In the 12 months ended March 31, 2013, approximately 3,100 notices had been issued, down 9% from the year prior and a 45% decline from the peak in 2009.

In addition, the Colorado Springs market has a relatively low level of potential distressed homes that are not yet on the market, which is also a positive for home price appreciation. As of March 31, 2013, the shadow inventory amounted to slightly more than 4,100 homes, or 5.0 months of supply. JBREC believes that most shadow inventory homes will gradually become distressed sales over the next few years, and the pace of distressed sales will be slow enough that home prices will not see material declines.

In the final two quarters of 2012, housing affordability conditions in the Colorado Springs MSA were at their best levels since 1981, according to the Burns Affordability Index™, which compares the monthly costs of owning the median-priced home with the median household income, taking into consideration the change in mortgage rates over time. Price and mortgage rate increases in the first half of 2013 began driving affordability back towards the MSA’s long-term average.

In summary, Colorado Springs’s job growth decline appears to have reversed itself and the employment picture is expected to increase annually by 1.1% from 2013 through 2015. The metro should gradually recover all jobs lost in the recession by the end of 2014. However, cuts in defense and government spending could have an impact on the recovery due to the large presence of military and other government jobs. Resale sales activity increased by 12% in 2012 and is expected to increase by 6% annually through 2015. New home sales activity increased 23% in 2012 and JBREC forecasts continued strong recovery through 2015. Very limited resale and new home inventory is driving more traffic to new home communities and starting to give builders some pricing power. Rising mortgage rates in the second quarter of 2013 could blunt the new home sales rate and price increases.

Fort Collins, CO Housing Market Overview

The Fort Collins-Loveland Metropolitan Statistical Area (MSA) consists of Larimer County in Colorado. The metro area is home to approximately 312,400 residents and 127,300 households. Located about 65 miles north of Denver, Fort Collins is home to Colorado State University and its research facilities, which have attracted a number of high-tech companies. The metro also has a strong manufacturing base, including such firms as Hewlett Packard, WaterPik, Woodward, In-Situ, and Anheuser-Busch.

The housing fundamentals in the Fort Collins MSA materially improved from 2010 through early 2013, from very weak levels from 2007 through 2009. Improvement in the fundamentals is often a precursor for home price appreciation. The Housing Cycle Risk Index™ measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one- to three-year leading indicator for home price appreciation. The improvement in Fort Collins is due to the combination of significantly improved demand fundamentals, as a result of a stabilizing employment picture, rising sales activity and improved supply fundamentals as a result of low homebuilding permit and listings levels. Affordability fundamentals are weakening in 2013, as a result of rising home prices and mortgage rates, and have returned to the metro’s historical median.

The Fort Collins MSA had approximately 144,400 non-farm payroll jobs as of May 31, 2013, up from 141,300 one year ago. The metro fared better than most during the national recession, with job losses limited to 2009. From the peak in 2008, Fort Collins lost 4,300 jobs or 3.1%, but recovered these jobs and more during 2011 and 2012. In the 12 months ended May 31, 2013, the MSA added 3,100 jobs and JBREC expects annual average job growth of 3,500 jobs per year from 2013 through 2015, or 2.4% annually. The non-seasonally adjusted unemployment rate in Fort Collins as of May 2013 was 5.3%, down from 6.2% one year prior and well below the 7.6% national average.

JBREC expects Fort Collins’ economy is diverse, with a notably larger share of government jobs than the national average. The largest sector by percentage of jobs is Government followed by Trade, Transportation and Utilities and Professional & Business Services. The government sector includes federal, county and local government as well as local school districts.

The economy of Fort Collins is primarily based on Colorado State University, manufacturing and technology companies. The University is the metro’s largest employer providing roughly 7,000 jobs, and is also a leading research university with strong emphasis on vector-borne infectious disease, veterinary medicine, atmospheric science, clean energy technologies, and environmental science. Fort Collins has a major presence of semi-conductor firms, including AMD, Avago, Hewlett-Packard, Intel and LSA Corporation. The Chamber of Commerce notes other significant sectors are geospatial, water innovation, clean energy and bioscience, and concludes that Fort Collins has a “brain-driven economy with 11.45 patents issued per 10,000 people, which is four times higher than the average community.”

Population growth over the next three years in the Fort Collins MSA is expected to be consistent with the historical average in this market, though declining slightly, while household growth is expected to be higher than average. JBREC assumes Fort Collins will see average annual population growth of 5,900 households or 1.9% per year from 2013 through 2015. Household growth is expected to average nearly 3,600 annually, or 2.7% per year.

After declines in 2009 and 2010, the median household income in the Fort Collins MSA has risen by $850 since 2011, and steady growth is expected through 2015. The MSA’s median household income in 2012 was $56,200 and JBREC assumes continued increases in income, averaging 2.5% growth per year from 2013 through 2015.

The existing home sale volume in the Fort Collins MSA gained strength in 2012 with an 18% increase, following a nominal increase in 2011 and annual declines from 2006 through 2010. Resale sales in the 12 months ended May 31, 2013 totaled roughly 6,000 transactions (25% year-over-year increase), which is slightly above the 5,900 average annual sales from 1998 to 2006. JBREC expects existing home sales to average 6,200 transactions annually through 2015. The median single-family resale home price in Fort Collins rose 2% in the 12 months ended May 31, 2013 to $235,500 which is above the recent peak in 2006. The MSA’s median resale price declined by 4% from the 2006 peak to the 2009 trough.

In Fort Collins, the trough of the new home market occurred in 2009. Sales were flat in 2010 and began to rise in 2011. In 2012, the overall recovery in the Fort Collins housing market began to solidly push up new home sales volumes. New home sales in the 12 months ended May 31, 2013 rose to 1,321 transactions, an 85% increase from the prior year. JBREC doesn’t produce new home sales forecast for this small metro.

Reduced resale and new home inventory levels paired with recovering demand are driving new home prices higher, as consumers want to take advantage of low mortgage rates and great affordability. New homes typically have a pricing premium over resale homes, and that gap is growing again as housing recovers. DataQuick indicates the median price for new homes in Fort Collins as of May 31, 2013 was $286,200. The median new home price increased 4.7% in 2011, 7.1% in 2012, and reached a 14.1% annual clip for the 12 months ended May 31, 2013. However, the median new home price is influenced by the mix of home types being sold at any given time, as well as the low level of transactions in recent years. As a result, resale home prices are a better indication of market trends.

Homebuilding permit activity in the Fort Collins MSA is forecasted to increase by 510% by 2015 from the trough level in 2009, spurred by solid household growth. Single-family homebuilding permits declined to a low of 361 units in 2009 after averaging more than 2,250 units per year from 1999 through 2007. In 2012 single-family permits increased by 62% from the prior year to 1,139 units. In the 12 months ended May 31, 2013, Fort Collins issued 1,300 permits year-over-year, a 51% annual clip. JBREC forecasts that single-family permits will rise by 32%, to 1,500 units in 2013, and increase steadily to 2,200 units in 2015, which would be the highest level in this market since 2005.

As Fort Collins’ job growth resumed in 2010, supply and demand for housing has come back into balance. In 2012, the MSA added an average of 1.9 jobs for every homebuilding permit. JBREC forecast the employment to permit ratio will moderate to an average of 1.2 permits for every job added from 2013 through 2015. The historical ratio of employment growth to homebuilding permits in Fort Collins from 1991 to 2008 (the year prior to the most substantial job losses) is 1.2.

JBREC does not have data for resale listings and months of supply for the Fort Collins metro. The volume of pre-foreclosure notices dropped in the first quarter of 2013, and remains low in comparison to the peak of distress. Low levels of distress support home price appreciation. In the 12 months ended March 31, 2013, approximately 900 notices had been issued, down 31% from the year prior and a 62% decline from the peak in late 2009. JBREC does not calculate shadow inventory for the Fort Collins metro. However, JBREC believes that most shadow inventory homes nationally will gradually become distressed sales over the next few years, and the pace of distressed sales will be slow enough that home prices will not experience a material negative impact. JBREC has seen no data to suggest that the Fort Collins metro will not be consistent with the national trend in this respect.

When comparing the monthly costs of owning the median-priced home with the median household income, through June 30, 2013, affordability in Fort Collins has returned to the area’s historical median dating back to 1981. This estimate of the ownership costs takes into consideration the change in mortgage rates over time, which can significantly impact the monthly payment. Affordability conditions in the second half of 2012 were at their best level historically, and have worsened in the first quarter of 2013 due to rising home prices and mortgage rates. By 2015, affordability in the Fort Collins metropolitan area will be somewhat worse than the long-term average.

In summary, Fort Collins’ housing market is positioned for recovery. The metro fared better than most during the national recession, with job losses limited to 2009, and all of the lost jobs and more were recovered by 2012. The metro economy is fairly diverse given its small size, and relatively sheltered from cuts in defense and government spending. New home demand exceeded supply during 2012, as job creation and household formations occurred at a faster pace than builders pulled permits. JBREC expects new home supply and demand to return to the long-term average for this metro for the next several years. Although JBREC lacks resale inventory data, market contacts indicate homebuilders are benefiting from limited new and resale supply and are increasing prices.

Austin, TX Housing Market Overview

The Austin Metropolitan Statistical Area (MSA) consists of Bastrop, Caldwell, Hays, Travis, and Williamson counties. The home sales and price data analyzed by JBREC excludes Bastrop and Caldwell counties, which represent just 6% of the metro population, and is limited to Travis County prior to mid-2008. The metro area is home to nearly 1.9 million residents and more than 710,000 households. Austin is the capital city of Texas and the fourth most populous city in the state.

The housing fundamentals in the Austin MSA continue to improve from the low levels experienced in 2008 and 2009. Improvement in the fundamentals is often a precursor for home price appreciation. The Housing Cycle Risk Index™ measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one- to three-year leading indicator for home price appreciation. The improvement is due to the combination of significantly improved demand fundamentals, as a result of a stabilizing employment picture, rising sales activity and improved supply fundamentals. Affordability fundamentals are weakening in 2013, as a result of rising home prices and mortgage rates, and have returned to Austin’s historical median.

The Austin MSA had approximately 854,000 non-farm payroll jobs for the 12 months ended May 31, 2013. In 2009, the metro area lost nearly 17,000 jobs or 2.2% of the 2008 peak employment level. Job growth recovered in 2010 and was strong in 2011 and 2012, averaging roughly 21,300 jobs per year or 2.3%. The MSA is expected to see a robust recovery through 2015. JBREC projects average annual job growth of 32,000 jobs per year from 2013 through 2015, or 3.7% annually. The non-seasonally adjusted unemployment rate in Austin as of May 2013 was 5.4%, down from 5.8% one year prior and well below the 7.6% national average.

Austin’s economy is moderately diverse, with a larger share of government jobs than the national average. The largest sector by percentage of jobs is Government followed by Trade, Transportation and Utilities and Professional & Business Services. The government sector includes state, county and federal government as well as local school districts, and non-active duty military employees.

Austin’s economy has concentrations of state and local government as well as a strong tech industry presence, led by Dell, Inc. as the largest tech employer. The proliferation of technology companies has led to the region’s nickname, “the Silicon Hills.” The University of Texas at Austin, Texas State University and local school districts are also major employers. There are also a number of medical related employers in Austin including Scott & White Healthcare and St. David’s Medical Center. Leisure and Hospitality is also a large component of the economy accounting for almost 12% of the MSA’s employment. As Austin’s official slogan is “The Live Music Capital of the World,” the city draws tourists from around the world to experience music and cultural events.

Both population and household growth over the next three years in the Austin MSA are expected to be consistent with the historical averages in this market. JBREC projects Austin will see average annual population growth of 49,500 or 2.6% per year from 2013 through 2015. Household growth is expected to average 21,500 annually, or 2.9% per year.

The median household income in the Austin MSA has increased roughly $3,000 over the last two years. The MSA’s median household income for the 12 months ended May 2013 was $59,973 and JBREC forecasts continued increases in income, averaging 1.5% growth per year from 2013 through 2015.

Austin’s existing home sale volume increased by nearly 7% in 2011 after losses from 2007 through 2010, and gained strength in 2012 with a 20% increase. Resale sales in the 12 months ended May 31, 2013 totaled just over 27,800, which is still about 2,500 or 8% below the peak in 2006. JBREC expects existing home sales to average 29,400 transactions annually through 2015. Austin’s median single-family resale home price has been rising steadily since 2010, rising 8.9% for the 12 months ended May 31, 2013 to $228,900, which is a new peak. JBREC calculates resale home prices for Austin using mortgage data and assuming a 20% down payment.

The trough of the new home market occurred in 2011 in Austin. In 2012, the overall recovery in the Austin housing market began to solidly push up new home sales volumes. For Travis, Hays and Williamson counties, new home sales rose to 7,475 transactions in the 12 months ended May 31, 2013, a 29.0% increase from the prior 12-month period. JBREC forecasts new home sales activity for the three counties will increase to 7,200 transactions in 2013, and steadily improve to 8,800 transactions by 2015.

Reduced resale and new home inventory levels paired with recovering demand are driving new home prices higher, as consumers want to take advantage of low mortgage rates and good affordability. New homes typically have a pricing premium over resale homes, and that gap is growing again as housing recovers. JBREC calculates new home prices for Austin using mortgage data and assuming a 20% down payment, indicating a $264,246 median price for the 12 months ended May 2013. The median new home price increased 2.3% in 2011, and 5.0% in 2012; however, the median new home price is influenced by the mix of home types being sold at any given time, as well as the low level of transactions in recent years. As a result, resale home prices are a better indication of market trends.

Home values based on recently negotiated transactions in the Austin MSA increased by 7.9% for the 12 months ended June 2013, and are expected to rise through 2015 at an average of 7.3%. According to the Burns Home Value Index, Austin home values are poised for an 8.8% increase in 2013. Thereafter, appreciation is expected to decrease to 7.6% year-over-year in 2014 and 5.7% growth by 2015.

Homebuilding permit activity in the Austin MSA is forecasted to more than double by 2015 from the trough level in 2009, spurred by solid household and employment growth. Single-family homebuilding permits declined to a low of 6,200 units in 2010 after averaging more than 12,500 units per year from 1999 through 2007. For the 12 months ending May 2013, single-family permits increased by 28.0% from the prior year to 8,720 units. JBREC forecasts that single-family permits will increase 9.0%, to 9,000 units in 2013, with a steady increase to 12,000 units in 2015.

Current demand is greater than the new supply being added to the market, with recent job growth in the 12 months ended May 31, 2013 higher than the number of homebuilding permits issued in that same time. The employment growth to homebuilding permit ratio was 1.4, as compared to the -1.9 employment growth to homebuilding permit ratio for the market in 2009.

JBREC forecasts that the MSA will add an average of 1.6 jobs for every homebuilding permit from 2013 through 2015.

Resale listings in the Austin MSA have declined steadily since mid-2011 and are below 2005-2006 levels. The declining inventory levels could lead to more competitiveness and increasing prices in the resale market. At May 31, 2013, the MSA had 6,690 homes listed on the market which is 24% lower than the same time the prior year. This represents an approximately 2.8 months of supply, based on existing home sales activity over the most recent 12 months. By comparison, listings topped 12,700 homes on the market in mid-2008 and inventory levels reached as high as 7.4 months of supply in the summer of 2010 as sales rate slowed.

The volume of pre-foreclosure notices dropped in the first quarter of 2013 quarter-over-quarter, and remains low in comparison to the peak of distress. Low levels of distress support home price appreciation. In the 12 months ended March 31, 2013, approximately 4,700 notices had been issued, down slightly from year prior and a 41% decline from the peak in 2007.

While the level of future distressed home sales is generally declining, there remains a moderate level of distressed homes that are not yet on the market that will act to limit rapid appreciation of home prices. These delinquent mortgages represent shadow inventory. As of March 31, 2013, the shadow inventory amounted to an estimated 13,340 homes, or 7.1 months of supply. This is nearly more than two times the level of listings that are currently on the market. JBREC believes that most shadow inventory homes in Austin will gradually become distressed sales over the next few years, and the pace of distressed sales will be slow enough that home prices will not be significantly negatively affected.

When comparing the monthly costs of owning the median-priced home with the median household income, through June 30, 2013, affordability in Austin has returned to the metro’s historical median dating back to 1981. This estimate of the ownership costs takes into consideration the change in mortgage rates over time, which can significantly impact the monthly payment. Affordability conditions in 2012 were at their best level, but rising home prices and mortgage rates will continue to weaken affordability conditions through 2015.

In summary, Austin’s housing fundamentals are very strong. Job growth is better than the national average, resale and new home inventory are much healthier, and the fundamentals that drive Austin’s housing market continue to improve, driving solid home price appreciation and rising construction. However, Austin’s housing affordability has already returned the metro’s long-term median due to rising prices and mortgage rates.

OUR BUSINESS

Our Company

We are engaged in all aspects of homebuilding, including land acquisition and development, entitlements, and the acquisition, development, construction, marketing, sale and management of various residential projects in the major metropolitan markets of Denver, Colorado Springs, and Fort Collins, Colorado and Austin, Texas.

Our business strategy is focused on the design, construction and sale of single-family detached and attached homes in major metropolitan markets, including Colorado, Texas, and our planned entry into other markets in the Western United States. We offer a wide variety of product lines that enable us to meet the specific needs of each of our core markets, which we believe provides us with a balanced portfolio and an opportunity to increase market share. Since our formation, we have delivered over 2,300 homes for total revenues of approximately $600 million. In 2012, we were one of the top 100 homebuilders in the U.S. by total closings (as ranked among public and private companies by Builder Magazine) and one of the top five homebuilders in Colorado by total closings.

Our company has been profitable every year since our founding, including throughout the recent economic downturn. Since 2008, our home sales revenue has more than doubled even as the broader homebuilder industry experienced significant revenue contraction. During that same period, many of our competitors were forced to exit the business or undergo significant restructuring. For the nine months ended September 30, 2013, we delivered 312 homes for total home sales revenue of $107.5 million; for the year ended December 31, 2012, we delivered 336 homes for total home sales revenue of $96.0 million; and for the year ended December 31, 2011, we delivered 252 homes for total home sales revenue of $70.4 million. The dollar amount of our backlog of homes sold but not closed as of September 30, 2013, December 31, 2012 and December 31, 2011 was approximately $128.8 million, $51.6 million and $19.7 million, respectively.

Our company was formed in August 2002 when Dale Francescon and Robert Francescon sold certain predecessor companies to a new entity. At its inception, 50% of our company was beneficially owned by Dale Francescon and Robert Francescon and 50% was owned by an affiliate of the Woodside Group, then one of the country’s largest private homebuilders. In 2010, the Woodside Group’s interest in our company was purchased by Dale Francescon and Robert Francescon, resulting in Dale Francescon and Robert Francescon beneficially owning 100% of the equity interests in our company. On April 30, 2013, our predecessor entity was converted from a Colorado limited liability company to a Delaware corporation pursuant to the DGCL. In addition, our properties are held through a number of subsidiaries that are wholly and directly owned by us.

As of September 30, 2013, we owned and controlled approximately 79 communities containing 5,985 lots in various stages of development. 3,013 of these lots are finished or partially developed. We seek to maximize our return on capital and reduce our risk exposure associated with holding land inventories by developing projects with targeted life cycles of approximately 24 to 36 months from the beginning of construction of the first home to close out of the community, plus an additional one to two years if necessary for the entitlement and development of land, based upon projected volumes.

Based on our closings in the first nine months of 2013, we have approximately 15 years of land supply. Given that we expect an increase in our sales pace, we project that our currently owned and controlled land supply will generate closings through 2018. Generally (although not in all cases), the land that we purchase has the benefit of entitlements providing basic development rights to the owner. We continually evaluate new communities and expect to have an attractive pipeline of land acquisition opportunities.

During the third quarter of 2013 we have seen increased home construction, home sales and revenue compared to the third quarter of 2012. In addition, we have seen increased gross margin and backlog compared to the third quarter of 2012.

The core of our business plan is to acquire and develop land strategically, based on our understanding of population growth patterns, entitlement restrictions and infrastructure development. We focus on locations within our markets with convenient access to metropolitan areas that are generally characterized by diverse economic and employment bases and demographics and increasing populations. We believe these conditions create strong demand for new housing, and these locations represent what we believe to be attractive opportunities for long-term growth. We also seek assets that have desirable characteristics, such as good access to major job centers, schools, shopping, recreation and transportation facilities, and we strive to offer a broad spectrum of product types in these locations. Cutting edge product development, as well as exemplary customer service, are key components of the lifestyle connection we seek to establish with each individual homebuyer. Our construction expertise across an extensive product offering allows us flexibility to pursue a wide array of land acquisition opportunities and appeal to a broad range of potential homebuyers, from entry-level to first- and second-time move-up homebuyers and even some move-down homebuyers. Additionally, we believe our diversified product strategy enables us to adapt quickly to changing market conditions and to optimize returns while strategically reducing portfolio risk.

According to a report from JBREC, all of our core historical markets, consisting of Denver, Colorado Springs, and Fort Collins, Colorado, are currently experiencing positive job and population growth. JBREC is forecasting that the average annual job growth by core market area will range from 1.3% to 2.3% through 2015, while the average annual population growth rate by primary market area will range from 1.2% to 1.7% during the same period. In addition, Texas, into which we recently expanded, and Southern California, into which we plan to expand, continue to experience positive job and population growth.

Capital Raising

In May 2013, we completed a private offering and a private placement of 12,075,000 shares of our common stock, in reliance on Rule 144A and Regulation S under the Securities Act, and pursuant to the exemption from registration provided in Rule 506 of Regulation D under the Securities Act, where we received net proceeds of approximately $224.7 million. We are in the process of using the net proceeds from the May 2013 private offering and private placement for the acquisition and development of land, home construction and other related purposes, including $42 million for debt repayment, $95 million for the acquisition of 2,506 lots currently under contract or non-binding letters of intent and approximately $40 million for estimated development costs.

Our Competitive Strengths

We believe the following strengths will provide us with a significant competitive advantage in implementing our business strategy:

Cycle-Tested Management Team

We have a successful track record of managing and growing our company through various economic cycles and have achieved profitability every year since our inception, even in down markets. Our senior management team, comprised of Dale Francescon, Robert Francescon, David Messenger, Kenneth Rabel, Steven Hayes, Todd Amberry, and Eric Dome, has an average of 25 years—and an aggregate of over 125 years—of experience in all aspects of homebuilding. This experience includes land acquisition and development, entitlements, and the acquisition, development, construction, marketing, sale and management of an array of residential projects, such as single-family homes, townhomes, condominiums and apartments, in a variety of markets at both public and private companies. Our Co-Chief Executive Officers, Dale Francescon and Robert Francescon, have successfully managed our company through ten consecutive profitable years in various economic cycles, including down cycles when certain of our competitors struggled or exited the business.

Prior to forming our predecessor company in 2002, Dale Francescon and Robert Francescon served as Co-Division Presidents for D.R. Horton, one of the largest homebuilders in the United States, and prior to that, they owned and operated Trimark Communities when it was the largest builder of attached for-sale homes in Colorado. In 1996, Dale Francescon and Robert Francescon sold Trimark Communities to D.R. Horton for a valuation in excess of 3.0 times its book value. Our senior management team’s combined real estate industry experience through peak markets and down markets spanning numerous market cycles has enabled them to learn to adapt and adjust to changing and varied market factors. We believe that the strong prior experience of our senior management team over various economic cycles provides us with a distinct and significant competitive advantage that optimizes our chances of success in any market.

Proven and Profitable Business Model

We have a profitable and efficient operating platform that positions us to take advantage of opportunities in the housing industry in both thriving and down markets. We consider our homebuilding peers in the United States to be TRI Pointe Homes, Inc., William Lyons Homes, M/I Homes, Inc., Standard Pacific Corp., MDC Holdings, Inc., Hovnanian Enterprises, Inc. and Beazer Homes USA, Inc., and we are among a select few of these homebuilding peers to be profitable in every year since our founding in 2002, including during the 2008-2009 recession and the distressed economic period that followed. In addition, since 2008, our revenues have approximately tripled. We believe that our management approach, which balances a decentralized local market expertise with a centralized executive management focusing on maximizing efficiencies, supports our strong margins and profitability.

To maintain our consistent profitability over the long term, we employ a well-developed land acquisition strategy and strive to control costs through a stringent process of setting realistic budgets and expectations, monitoring and evaluating them throughout the lifecycle of each project, and making any necessary adjustments to correct deviations going forward. We believe these practices will allow us to maintain our consistent profitability over the long term.

Attractive Land Positions in Core Markets

We continue to benefit from a sizeable and well-located existing land inventory. We believe that we have strong land positions strategically located within each of our five core markets with a heavy emphasis on in-fill locations, which are new developments on vacant or undeveloped land within existing communities and cities, and master planned communities. We select communities with convenient access to metropolitan areas that are generally characterized by diverse economic and employment bases and demographics and increasing populations. We believe these conditions create strong demand for new housing, and these homebuilding locations represent what we believe to be attractive opportunities for long-term growth. We believe our land assets also have desirable characteristics, such as good access to major job centers, schools, shopping, recreation and transportation facilities.

As of September 30, 2013, we owned and controlled approximately 79 communities containing 5,985 lots in various stages of development. 3,013 of these lots are finished or partially developed and another 2,972 are already entitled for residential construction. Based on our closings in the first nine months of 2013, we have approximately 15 years of land supply. Given that we expect an increase in our sales pace, we project that our currently owned and controlled land supply will generate closings through 2018.

Land Sourcing and Evaluation Capabilities

We believe our extensive experience and relationships and strong reputation with other market participants provide us with a significant competitive advantage in being able to efficiently source, entitle and close on land. We have developed significant collaborative relationships with land sellers, developers, contractors, lenders, brokers and investors throughout the Western United States over the last 25 years. These relationships provide us with opportunities to obtain the “first look” at quality land opportunities in our target markets, to better understand the markets in which we participate and to take advantage of opportunities within those markets.

Our management team’s deep and wide-ranging knowledge of various Western U.S. land markets and our ability to quickly and efficiently identify, acquire and develop land in desirable locations and on favorable terms are the hallmarks of our success. We believe that our processes, procedures and operating disciplines will enable us to transfer these strengths from our existing markets in metropolitan Colorado to our continued expansion into Texas and planned entry into other markets in the Western United States, through establishment of local offices with local personnel and strategic acquisitions and/or partnerships with participants in the specific local markets. We evaluate land opportunities based on how we expect they will contribute to overall corporate profitability and returns, rather than how they might drive volume on a regional or submarket basis. Our land evaluation process is meant to reduce development and market cycle risk and involves reviewing the status of entitlements and other governmental processing, preparing detailed budgets for all cost categories, completing environmental reviews and third-party market studies and engaging architects and consultants to review our proposed acquisitions and design our homes and communities. In addition, because we efficiently perform preliminary due diligence on land parcels prior to committing to an acquisition, we believe we have developed a reputation as a buyer who can act quickly and decisively, which has created significant opportunities for us in our core markets. We believe that this reputation will carry over as we expand our business into additional markets.

Disciplined Investment Approach

We have been able to maximize value over the long-term and therefore operate our business to mitigate risks from downturns in the market and to position ourselves to capitalize on upturns in the market by controlling costs, maintaining a solid balance sheet and ensuring an overall strategic focus that is informed by national, regional and local market trends.

Our management team has gained significant operating expertise, including managing components of much larger public homebuilders, through many varied economic cycles. The perspective gained from these experiences has helped shape the strict discipline and hands-on approach with which our company is managed. Our management team has learned to effectively evaluate the market, and we believe that we react quickly, calmly and rationally to changes. For example, we have not made significant investments in rising markets when we believed that costs were too high, and we have not been afraid to invest in down markets when we found prices attractive. Combined with our cycle-tested management approach, where we balance on-site local day-to-day decision-making responsibility with centralized corporate oversight, and have a hands-on aspect that includes monthly financial and operating performance updates on each project and quarterly operating committee review and financial accountability at the project management level, our strict operating discipline provides us with a competitive advantage in maximizing returns while minimizing risk.

Superior Product Design

We are a builder with a wide variety of product lines and an extensive library of design plans that enable us to meet the specific needs of each of our targeted buyer profiles, which we believe provides us with a balanced portfolio and an opportunity to increase market share and maximize profitability. We have demonstrated expertise in effectively building homes across product offerings from entry-level through first-time and second-time move-up and even move-down housing. We devote significant time to researching and designing our homes to better meet the needs of our buyers through the use of architects, consultants and homeowner focus groups for all levels and price points in our target markets. We believe our diversified product strategy enables us to better serve a wide range of buyers, adapt quickly to changing market conditions and optimize performance and returns while strategically reducing portfolio risk. We determine the profiles of buyers we plan to address in a given development, and design neighborhoods and homes with the specific needs of those buyers in mind. By providing a more customized product mix of varying lot sizes, product types and amenities in our communities, and addressing underserved segments, we believe we can accelerate the absorption of our subdivisions, maximize profitability and earn attractive returns for our stockholders.

Furthermore, we strive to attract a diverse group of buyers by designing multi-product neighborhoods within many of our communities that will be desirable for homebuyers at differing income levels and with different needs. Our core operating philosophy is to provide a positive, memorable experience to our homeowners through active engagement in the building process, and providing our customers with customization options to suit their lifestyle needs, and enhancing communication, knowledge, and satisfaction. We engineer our homes for energy-efficiency, which is aimed at reducing the impact on the environment and lowering energy costs to our homebuyers; as part of these efforts, we offer homebuyers environmentally friendly alternatives, such as the ability to utilize solar power to supplement a home’s energy needs. We believe that today’s home buying families have different ideas about the kind of home and buying experience they want, such as a desire for open floor plans, outdoor living spaces and energy efficient homes. As a result, our selling process focuses on the homes’ features, benefits, quality and design, in addition to the traditional metrics of price and square footage. Our goal is not just to build houses but rather to create desirable communities through superior design and execution. Collectively, we believe these steps enhance the selling process, lead to a more satisfied homeowner, increase the number of buyers referred to our communities and generate higher profit margins.

Our Business Strategy

Our business strategy is focused on land acquisition and development, entitlements, and the acquisition, development, construction, marketing, sale and management of single-family detached and attached homes in major metropolitan markets, including Colorado, Texas, and our planned entry into other markets in the Western United States.

Our business strategy is driven by the following:

Acquire Land Opportunistically and Leverage Development Expertise

Our ability to identify, acquire and, if necessary, develop land in desirable locations and on favorable terms is the hallmark of our success. The core of our business plan is to secure land strategically, based on our understanding of population growth patterns, entitlement restrictions and infrastructure development. We do not speculate with respect to our land acquisitions, and we usually acquire land at various stages of development to place into our production cycle. Our land acquisition strategy focuses on finished lots as well as the development of entitled parcels that we can build homes on within approximately 24 to 36 months from the beginning of construction of the first home to close out of the community, plus an additional one to two years, if necessary, for the entitlement and development of land, in order to reduce development and market cycle risk while maintaining an inventory of owned lots and lots under land option contracts sufficient for the construction of homes in our business plan. Our determination as to whether we buy finished lots or raw land depends on pricing and other factors we deem relevant to maximizing profitability. We seek to minimize our exposure to land risk through disciplined management of entitlements and development, as well as the use of land options, where appropriate.

We evaluate land opportunities based on how we expect they will contribute to overall corporate profitability and returns, rather than how they might drive volume on a regional or submarket basis. We will continue to use our relationships with land sellers, brokers and investors to seek to obtain the “first look” at quality land opportunities as well as develop those relationships in our target and planned new markets. We expect to continue to allocate capital to pursue creative deal structures and other opportunities with the goal of achieving superior returns by utilizing our development expertise, efficiency and opportunistic mindset.

We will continue to combine our land development expertise with our homebuilding operations to increase the flexibility of our business, to enhance our margin performance and to control the timing of delivery of lots. Unlike many of our competitors, we believe we are able and willing to increase the value of our land portfolio through the zoning and engineering process by creating attractive land use plans and optimizing our use of land, which ultimately translates into greater opportunities to generate profits. While we focus on purchasing finished lots that generate an acceptable level of return, we will enter into land purchase contracts for undeveloped and, on occasion, unentitled land, which purchase contracts would include contingencies conditioning our obligation to purchase the land on our successful entitlement of such property. In so doing, we believe we are able to obtain better pricing on such unfinished and, on occasion, unentitled land, while mitigating risks associated with the entitlement process by including applicable contingencies in the land purchase contract. Such a strategy we believe enables us to deploy our well-established land development and entitlement capabilities in each of our markets, allowing us to generate margins both from land development and homebuilding.

Disciplined Management of Land Supply

Our approach to land supply management has historically been to acquire land that has attractive characteristics, including good access to schools, shopping, recreation and transportation facilities. In connection with our overall land inventory management process, our management team reviews those considerations, as well as other financial metrics, in order to decide the highest and best use of our current and prospective land assets. Historically, land dispositions have not had a material effect on our overall results of operations, but may impact overall margins. In an effort to minimize our exposure to market cycle risk, our strategy is to focus on developed lots or the development of entitled parcels that can be sold out within 24 to 36 months after the start of home construction.

We intend to maintain a consistent approach to land positioning within our core markets and new markets in the foreseeable future in an effort to concentrate a greater amount of our land inventory in areas with the attractive characteristics described above. We also intend to continue to combine our land development expertise with our homebuilding operations to increase the flexibility of our business, enhance our margin performance and control the timing of delivery of lots.

Provide Superior Quality and Homeowner Experience and Service

Our core operating philosophy is to provide a positive, memorable experience to our homeowners through active engagement in the building process, and providing our customers with customization options to suit their lifestyle needs, and enhancing communication, knowledge and satisfaction. We engineer our homes for energy-efficiency, which is aimed at reducing the impact on the environment and lowering energy costs to our homebuyers; as part of these efforts, we offer homebuyers environmentally friendly alternatives, such as the ability to utilize solar power to supplement a home’s energy needs.

We seek to maximize customer satisfaction by offering homes that are built with quality materials and craftsmanship, exhibit distinctive design and floor plans, emphasize energy efficiency and are situated in premium locations. Our competitive edge in the selling process focuses on the home’s features, design and available customizing options. We believe that our homes generally offer higher quality and more distinctive designs within a defined price range or category than those built by our competitors. Our goal is not just to build houses, but rather to create desirable communities through superior design and execution.

Expand into New and Complementary Markets

We intend to explore expansion opportunities in other parts of the Western United States. Our strategy in this regard will be to expand first into similar market niches in areas where we perceive an ability to exploit a competitive advantage. The expansion may be effected through acquisitions of homebuilders operating in those new markets. We have entered into non-binding letters of intent to purchase 700 lots in two communities in the greater Austin, Texas metropolitan area, with further expansion planned into other major metropolitan areas in Texas and the Western United States by the end of 2014. We anticipate that we will utilize our existing relationships to expand into Texas and other markets in the Western United States. We initially chose to focus on the Denver, Colorado Springs and Fort Collins markets in Colorado because we viewed such metropolitan areas as having unique demographic features, including higher than average anticipated growth in population and income. Likewise, we believe that Texas was less severely affected than other U.S. states by the recent economic downturn and that both Texas and California will experience above average population and personal income growth in the future.

Utilize Prudent Leverage

We intend to employ both debt and equity as part of our ongoing financing strategy, coupled with redeployment of cash flow from continuing operations, to provide us with the financial flexibility to access capital on the best terms available. In that regard, we have employed and expect to employ prudent leverage levels to finance the acquisition and development of our lots and construction of our homes. Our existing indebtedness is recourse to us and we anticipate that future indebtedness will likewise be recourse. As a means of sustaining our long-term financial health and limiting our exposure to unforeseen dislocations in the debt and financing markets, we are and expect to remain conservatively capitalized.

Adhere to Our Core Operating Principles to Drive Consistent Long-Term Performance

We seek to maximize shareholder value over the long-term, and therefore operate our business to mitigate risks from market downturns and position ourselves to capitalize on market upturns. This management approach includes the following elements:

•	leveraging our management team’s significant experience, extensive relationships and strong reputation with local market participants to operate and grow our business;

•	balancing decentralized, local, day-to-day decision-making responsibility with centralized corporate oversight;

•	centralizing management approval of all land acquisitions and dispositions through an asset management committee that operates under stringent underwriting requirements;

•	ensuring all team members understand the organization’s strategy and the goals of the business and have the tools to contribute to our success;

•	attracting and retaining top talent through a culture in which team members are encouraged to contribute to our success and are given the opportunity to recognize their full potential; and

•	maintaining a performance-based corporate culture committed to the highest standards of integrity, ethics and professionalism.

Focus on Efficient Operations

In connection with all of our projects, we strive to control costs through a stringent budget plan. We start by preparing a detailed budget for all cost categories as part of our due diligence. We closely monitor the budget throughout the process by continuing to revisit and update the budget on an ongoing basis. Virtually all components of our homes are provided by subcontractors. Much effort is expended to assure that scopes of work are complete and inclusive. Contract variances and extras are closely scrutinized for appropriateness. At the sale and closing of each home in a project, we compare the estimated and final margin of that house with the most recent budget to determine any negative variances so that we can adjust in order to better control costs on future homes in the project. We believe our disciplined process of setting realistic budgets and expectations, monitoring and evaluating them and making any necessary adjustments to correct deviations going forward enables us to prudently control our costs.

Drive Revenue by Opening New Communities From Existing Land Supply

Based on our current land position, we expect to drive revenue by opening new communities from our existing land supply. Our land supply provides us with the opportunity to increase our active community count on a net basis by approximately 100% in 2013 and 277% in 2014 (versus 13 active communities in 2012). As of September 30, 2013, we owned and controlled approximately 79 communities containing 5,985 lots in various stages of development. 3,013 of these lots are finished or partially developed and another 2,972 are already entitled for residential construction. Based on our closings in the first nine months of 2013, we have approximately 15 years of land supply. Given that we expect an increase in our sales pace, we project that our currently owned and controlled land supply will generate closings through 2018.

Our Markets

Our business strategy is currently focused on the design, construction and sale of single-family detached and attached homes in major metropolitan markets in Colorado and Austin, Texas, with further expansion planned into other major metropolitan areas in Texas and the Western United States by the end of 2014. In Colorado, we principally operate in the greater Denver, Fort Collins and Colorado Springs metropolitan areas. We anticipate that we will utilize our existing relationships to expand into Texas and other markets in the Western United States. We initially chose to focus on the Denver, Colorado Springs and Fort Collins markets in Colorado because we viewed those metropolitan areas as having unique demographic features, including higher than the national average anticipated growth in population and income. Likewise, we believe that Texas was less severely affected by the recent economic downturn and that both Texas and California will experience population and personal income growth above the national average in the future.

In evaluating any location, we generally look for land or communities with convenient access to metropolitan areas that are generally characterized by diverse economic and employment bases and demographics and increasing populations. We believe these conditions create strong demand for new housing, and these locations represent what we believe to be attractive opportunities for long-term growth. We also seek assets that have desirable characteristics, such as good access to major job centers, schools, shopping, recreation and transportation facilities.

We secure land strategically, based on our understanding of current market size, population growth patterns and anticipated growth, entitlement restrictions, infrastructure development and total land supply.

Our Products

We offer a wide range of high-quality homes to consumers in our markets, ranging from entry-level to first and second move-up homes and even move-down homes. We strive to maintain appropriate consumer product and price level diversification. We target what we believe to be the most profitable consumer groups for each of our locations while attempting to diversify so that our land portfolio is not overly concentrated in any one group. Our ability to build at multiple price points enables us to adjust readily to changing consumer preferences and affordability. We generally market our homes to entry-level and first- and second-time move-up buyers through targeted product offerings in each of the communities in which we operate. We determine the profile of buyers we hope to address in a given development, and design neighborhoods and homes with the specific needs of those buyers in mind. We also use measures of market-specific supply and demand to determine which consumer groups will be the most profitable in a specific land location, and then target those groups.

Our communities consist of single-family detached and/or attached homes, depending on what we believe is optimal for a community. Our single-family detached homes are marketed to first- and second-time move-up buyers. These single-family detached homes in our Colorado markets range in size from 1,500 to in excess of 4,000 square feet, with most being 2,000 to 3,000 square feet, and are priced from $200,000 to $900,000, with most selling in the mid $300,000s. Our single-family attached homes are marketed to entry-level and move-down homebuyers. These single-family attached homes in our Colorado markets range in size from 1,000 to 2,500 square feet and are priced from $150,000 to the low $400,000s.

We have developed a number of home designs with features such as outdoor living spaces, one-story living and first floor master bedroom suites to appeal to universal design needs, as well as building in communities with recreational amenities such as golf courses, pool complexes, country clubs and recreation centers. We have integrated these designs and features in many of our homes and communities. Our extensive library of design plans allows us to provide the right design to fit the market. We devote significant time to researching and designing our homes to better meet the needs of our buyers through the use of architects, consultants and homeowner focus groups for all levels and price points in our target markets.

Description of Owned and Controlled Communities

The following table and maps present project information relating to our owned and controlled communities as of September 30, 2013. Owned communities are those to which we hold title, while controlled communities are those that we have the contractual right to acquire but do not currently own. In total, we owned and controlled approximately 79 communities containing 5,985 lots. Of these, the controlled communities consisted of total contracts outstanding to acquire 1,426 lots in 12 communities for aggregate acquisition consideration of $55.9 million. In addition, as of September 30, 2013, we had outstanding options for 474 lots, totaling $32.7 million. Our obligations with respect to the option contracts are generally limited to the forfeiture of the related non-refundable cash deposits. As of September 30, 2013, we had $0.6 million of non-refundable cash deposits pertaining to land option contracts.

Summary of Owned and Controlled Communities

As of September 30, 2013

Market	Communities	Lots Owned/ Controlled	Product Type(1)
Austin, TX	11	525	SFD
Colorado Springs, CO	8	491	SFA/SFD
Denver, CO	46	3,903	SFA/SFD
Las Vegas, NV	3	92	SFD
Northern Colorado, CO	6	589	SFD
San Antonio, TX	5	385	SFD

Total	79	5,985

(1)	Product type SFA and SFD denote Single Family Attached and Single Family Detached, respectively.

Century Communities’ Key Lot Positions as of September 30, 2013

Pending Acquisitions of Land

As of December 31, 2013, we are a party to six non-binding letters of intent to acquire additional lots. These non-binding letters of intent contemplate our acquisition of an aggregate of six communities containing 1,290 lots for aggregate acquisition consideration of $46.5 million. There can be no assurance that we will acquire any of these land parcels on the terms or timing anticipated or at all or that we will proceed to build and sell homes on such land. The following table presents certain information with respect to each of these pending acquisitions as of December 31, 2013.

Location	Total # of Lots Controlled	Communities	Acquisition Price	Product Type(1)
Austin, TX	700	2	$18,000,000	SFA/SFD
Denver, CO	472	3	24,000,000	SFA/SFD
Fort Collins, CO	118	1	4,500,000	SFD

	1,290	6	$46,500,000

(1)	Product type SFA and SFD denote Single Family Attached and Single Family Detached, respectively.

We are continuously evaluating our pending contracts and letters of intent to monitor their progress with the aim of completing our stringent and rigorous evaluation process and closing on the communities as quickly as possible.

Land Acquisition and Development Process

As of September 30, 2013, we owned and controlled approximately 79 communities containing 5,985 lots in various stages of development. This compares to 48 communities containing 2,764 lots as of September 30, 2012 and 36 communities containing 3,718 lots as of September 30, 2011.

Additionally, as of December 31, 2013, we are a party to six non-binding letters of intent to acquire additional lots. These contracts and non-binding letters of intent contemplate our acquisition of an aggregate of six communities containing 1,290 lots.

Communities Owned and Controlled

	Total Communities Owned and Controlled	Total Lots Owned and Controlled
As of September 30, 2013	79	5,985
As of September 30, 2012	48	2,764
As of September 30, 2011	36	3,718

Our land acquisition strategy focuses on the development of projects that we can complete and close out within approximately 24 to 36 months from the beginning of construction of the first home, plus an additional one to two years, if necessary, for the entitlement and development of land, in order to reduce development and market cycle risk while maintaining an inventory of owned lots and lots under land option contracts sufficient for construction of homes over a three-year period. Our acquisition process generally includes the following steps to reduce development and market cycle risk:

•	review of the status of entitlements and other governmental processing, including title reviews;

•	complete due diligence on the land parcel prior to committing to the acquisition;

•	prepare detailed budgets for all cost categories;

•	complete environmental reviews and third-party market studies;

•	utilize options, if necessary; and

•	employ centralized control of approval over all acquisitions through a land committee process.

Before purchasing a land parcel, we also engage outside architects and consultants to help review the proposed acquisition and design the homes and community planned to be located there.

We occasionally utilize secured acquisition and development loans and construction loans in connection with our land acquisition and development process. As of September 30, 2013, we have one such loan outstanding with a balance of approximately $1,500,000. This loan accrues interest at a rate of 3.5% per annum (paid quarterly), matures in April 2016 (three years from the date of its issuance), and is subject to customary terms for the homebuilding industry. In addition, this loan contains a provision that if we dispose of any of the lots securing the loan, then that portion of outstanding principal balance equal to the value of such lots will become due.

Land Option Contracts

We enter into land option contracts to procure land or lots for the construction of homes in the ordinary course of business. Lot option contracts enable us to control significant lot positions with a minimal capital investment and substantially reduce the risks associated with land ownership and development. As of September 30, 2013, we had outstanding options for 474 lots totaling $32.7 million. Our obligations with respect to the option contracts are generally limited to the forfeiture of the related non-refundable cash deposits. As of September 30, 2013, we had $0.6 million of non-refundable cash deposits pertaining to land option contracts.

Homebuilding, Marketing and Sales Process

Our philosophy is to provide a positive, memorable experience to our homeowners by actively engaging them in the building process and by enhancing communication, knowledge and satisfaction. We provide our customers with customization options to suit their lifestyle needs and have developed a number of home designs with features such as outdoor living spaces, one-story living and first floor master bedroom suites to appeal to universal design needs. We also engineer our homes for energy-efficiency, which is aimed at reducing impact on the environment and lowering energy costs to our homebuyers. As part of these efforts, we offer homebuyers environmentally friendly alternatives, such as solar power to supplement a home’s energy needs. We have developed a number of home designs with features such as outdoor living spaces, one-story living and first floor master bedroom suites to appeal to universal design needs.

We build both single-family detached and attached homes, depending on the community. Our single-family detached homes range in size from 1,500 to in excess of 4,000 square feet, with most being 2,000 to 3,000 square feet, and are priced from $200,000 to $900,000, with most selling in the mid $300,000s. Our single-family attached homes range in size from 1,000 to 2,500 square feet and are priced from $150,000 to the low $400,000s.

We engage architects, engineers and other professionals in connection with the home design process who are familiar with local market preferences, constraints, conditions and requirements. We serve as the general contractor, with all construction work typically performed by subcontractors. While we maintain long-standing relationships with many of our subcontractors and design professionals, we typically do not enter into long-term contractual commitments with them.

We generally market our homes to entry-level and first- and second-time move-up buyers as well as move-down buyers through targeted product offerings in each of the communities in which we operate. Our marketing strategy is determined during the land acquisition and feasibility stages of a community’s development.

We sell our homes through our own sales representatives and through independent real estate brokers. Our in-house sales force typically works from sales offices located in model homes close to or in each community. Sales representatives assist potential buyers by providing them with basic floor plans, price information, development and construction timetables, tours of model homes and the selection of options. Sales personnel are trained by us and generally have had prior experience selling new homes in the local market. Our personnel, along with subcontracted marketing and design consultants, carefully design the exterior and interior of each home to coincide with the lifestyles of targeted homebuyers.

We advertise directly to potential homebuyers through the Internet and in newspapers and trade publications, as well as through marketing brochures and newsletters. We may also use billboards, radio and television advertising, and our website, to market the location, price range and availability of our homes. We also attempt to operate in conspicuously located communities that permit us to take advantage of local traffic patterns. Model homes play a significant role in our marketing efforts by not only creating an attractive atmosphere, but also by displaying options and upgrades.

A new order is reported when a customer’s sales contract has been signed by the homebuyer, approved by us, and secured by a deposit. We may start construction of a home when a customer has selected a lot, chosen a floor plan and received preliminary mortgage approval. However, construction may begin prior to that point in order to satisfy market demand for completed homes and to facilitate construction scheduling and/or cost savings. Homebuilding revenues are recognized when home sales are closed, title and possession are transferred to the buyer, and there is no significant continuing involvement from us, subject to the product warranties we provide for the homes.

Our sales contracts typically require an earnest money deposit. Buyers are generally required to pay an additional earnest deposit when they select options or upgrades for their homes. The amount of earnest money required varies between markets and communities, but typically averages 2.75% of the total purchase price of the home. Most of our sales contracts stipulate that when homebuyers cancel their contracts with us, we have the right to retain their earnest money and option deposits. Our sales contracts may also include contingencies that permit homebuyers to cancel and receive a partial refund of their deposits if they cannot obtain mortgage financing at prevailing or specified interest rates within a specified time period, or if they cannot sell an existing home. The length of time between the signing of a sales contract for a home and delivery of the home to the buyer may vary, depending on customer preferences, permit approval, and construction cycles.

The cancellation rate of buyers who contracted to buy a home but did not close escrow (as a percentage of overall orders) was approximately 17% during the year ended December 31, 2012, and 18% during the year ended December 31, 2011. Cancellation rates are subject to a variety of factors beyond our control such as adverse economic conditions and increases in mortgage interest rates.

Customer Relations, Quality Control and Warranty Programs

We pay particular attention to the product design process and carefully consider quality and choice of materials in order to attempt to eliminate building deficiencies. The quality and workmanship of the subcontractors we employ are monitored and we make regular inspections and evaluations of our subcontractors to seek to ensure our standards are met.

We maintain quality control and customer service staff whose role includes providing a positive experience for each customer throughout the pre-sale, sale, building, closing and post-closing periods. These employees are also responsible for providing after sales customer service. Our quality and service initiatives include taking customers on a comprehensive tour of their home prior to closing and using customer survey results to improve our standards of quality and customer satisfaction.

Warranty Programs

We provide each homeowner with product warranties covering workmanship and materials for one year from the time of closing, for which we maintain 14 month reserves for warranty deductibles, and warranties covering structural systems for eight to ten years from the time of closing in connection with our general liability insurance policy. We believe our warranty program meets or exceeds terms customarily offered in the homebuilding industry. The subcontractors who perform most of the actual construction also provide to us customary warranties on workmanship.

Customer Financing

We seek to assist our homebuyers in obtaining financing by arranging with mortgage lenders to offer qualified buyers a variety of financing options. Most homebuyers utilize long-term mortgage financing to purchase a home, and mortgage lenders will usually make loans only to qualified borrowers. In the future, we plan to vertically integrate mortgage underwriting into our business which will enable us to offer our homebuyers attractive financing options.

Materials

When constructing homes we use various materials and components. It has typically taken us four to six months to construct a home, during which time materials are subject to price fluctuations. Such price fluctuations are caused by several factors, among them seasonal variation in availability and increased demand for materials as a result of the improved housing market.

Seasonality

We experience seasonal variations in our quarterly operating results and capital requirements. Historically, new order activity is highest during the spring and summer months. As a result, we typically have more homes under construction, close more homes, and have greater revenues and operating income in the third and fourth quarters of our fiscal year. Historical results are not necessarily indicative of current or future homebuilding activities.

Governmental Regulation and Environmental Matters

We are subject to numerous local, state, federal and other statutes, ordinances, rules and regulations concerning zoning, development, building design, construction and similar matters which impose restrictive zoning and density requirements in order to limit the number of homes that can eventually be built within the boundaries of a particular area. Projects that are not entitled may be subjected to periodic delays, changes in use, less intensive development or elimination of development in certain specific areas due to government regulations. We may also be subject to periodic delays or may be precluded entirely from developing in certain communities due to building moratoriums or “slow-growth” or “no-growth” initiatives that could be implemented in the future. Local and state governments also have broad discretion regarding the imposition of development fees for projects in their jurisdiction. Projects for which we have received land use and development entitlements or approvals may still require a variety of other governmental approvals and permits during the development process and can also be impacted adversely by unforeseen health, safety and welfare issues, which can further delay these projects or prevent their development.

We are also subject to a variety of local, state, federal and other statutes, ordinances, rules and regulations concerning the environment. The particular environmental laws which apply to any given homebuilding site vary according to the site’s location, its environmental conditions, and the present and former uses of the site, as well as adjoining properties. Environmental laws and conditions may result in delays, may cause us to incur substantial compliance and other costs, and can prohibit or severely restrict homebuilding activity in environmentally sensitive regions or areas. From time to time, the Environmental Protection Agency (which we refer to as the “EPA”) and similar federal or state agencies review homebuilders’ compliance with environmental laws and may levy fines and penalties for failure to strictly comply with applicable environmental laws or impose additional requirements for future compliance as a result of past failures. Any such actions taken with respect to us may increase our costs. Further, we expect that increasingly stringent requirements will be imposed on homebuilders in the future. Environmental regulations can also have an adverse impact on the availability and price of certain raw materials such as lumber.

Under various environmental laws, current or former owners of real estate, as well as certain other categories of parties, may be required to investigate and clean up hazardous or toxic substances or petroleum product releases, and may be held liable to a governmental entity or to third parties for property damage and for investigation and cleanup costs incurred by such parties in connection with the contamination. In addition, in those cases where an endangered species is involved, environmental rules and regulations can result in the elimination of development in identified environmentally sensitive areas. To date, we have never had a significant environmental issue.

Competition and Market Factors

We face competition in the homebuilding industry, which is characterized by relatively low barriers to entry. Homebuilders compete for, among other things, home buying customers, desirable land parcels, financing, raw materials and skilled labor. Increased competition may prevent us from acquiring attractive land parcels on which to build homes or make such acquisitions more expensive, hinder our market share expansion or lead to pricing pressures on our homes that may adversely impact our margins and revenues. Our competitors may independently develop land and construct housing units that are superior or substantially similar to our products, or may be significantly larger, have a longer operating history and have greater resources or lower cost of capital than us; accordingly, they may be able to compete more effectively in one or more of the markets in which we operate or plan to operate. We also compete with other homebuilders that have longstanding relationships with subcontractors and suppliers in the markets in which we operate or plan to operate and we compete for sales with individual resales of existing homes and with available rental housing.

Employees

As of September 30, 2013, we had 114 employees, 32 of whom were sales and marketing personnel, 36 of whom were executive, management and administrative personnel and 46 of whom were involved in construction. We believe that our relations with our employees and subcontractors are good.

Legal Proceedings

We are involved in certain legal proceedings incidental to business operations occurring in the ordinary course of business. While the outcome of these matters are not presently determinable, any ultimate liability beyond insurance and reserves is not expected to have a material adverse impact on our results of operations, financial position or cash flows.

Our Formation Transactions and Corporate Structure

Our predecessor entity was formed as a Colorado limited liability company in August 2002, and we converted into a Delaware corporation pursuant to the DGCL on April 30, 2013.

Our Offices

Our principal executive offices are located at 8390 East Crescent Parkway, Suite 650, Greenwood Village, Colorado 80111. Our main telephone number is (303) 770-8300. Our internet website is www.centurycommunities.com. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this prospectus.

MANAGEMENT

Executive Officers, Directors and Director Nominees

Our board of directors currently consists of five directors. Upon the completion of this offering, our board of directors will consist of seven directors. Of these seven directors, we believe that five, constituting a majority, are considered “independent,” with independence being determined in accordance with the listing standards established by the New York Stock Exchange. Our directors will serve for one-year terms and until their successors are duly elected and qualified. There will be no cumulative voting in the election of directors. Consequently, at each annual meeting, the successors to each of our seven directors will be elected by a plurality of the votes cast at that meeting.

Set forth below are the names, ages and positions of our directors and executive officers as of the date of this prospectus and the persons who have agreed to become directors upon the completion of this offering, whom we refer to as our director nominees.

Name	Age	Position with the Company
Dale Francescon	61	Chairman of our Board of Directors and Co-Chief Executive Officer
Robert J. Francescon	56	Co-Chief Executive Officer and Director
David L. Messenger	43	Chief Financial Officer
Kenneth J. Rabel	52	Division President-Colorado
Steven M. Hayes	47	Division President-Central Texas
Todd Amberry	34	Vice President-Acquisitions
Eric T. Dome	47	Vice President-Senior Controller
James M. Lippman	56	Independent Director
William F. Owens	63	Independent Director
Keith R. Guericke	64	Independent Director
*		Independent Director
*		Independent Director

*	This individual has agreed to become a member of our board of directors upon the completion of this offering and is expected to be an independent director.

Biographical Information

Current Directors and Executive Officers

The following is a summary of certain biographical information concerning our current directors and our executive officers.

Dale Francescon. Mr. Dale Francescon serves as our Co-Chief Executive Officer and has served as the Chairman of our Board of Directors since April 30, 2013. Mr. Dale Francescon possesses a broad background in all facets of operating a real estate company, and has had direct responsibility for the acquisition, financing, development, construction, sale and management of various residential projects including land development, single-family homes, townhomes, condominiums and apartments. These projects total in excess of 10,000 units and $2 billion in value. Mr. Dale Francescon has successfully managed our company, a Top 100 national and Top 5 Colorado homebuilder, through successive profitable years, in various economic cycles, from inception in August 2002 to the present. Prior to the formation of our company, from 1996 to 2000, Mr. Dale Francescon served as Co-Division President for D.R. Horton, the largest homebuilder in the United States. During that time, his division achieved among the highest profitability and return on investment as compared to the other Horton divisions. Prior to his tenure at D.R. Horton, Mr. Dale Francescon owned and operated Trimark Communities from 1993 to 1996 when it was sold to D.R. Horton. Trimark Communities was the largest builder of attached, for sale homes in the state of Colorado. Mr. Dale Francescon is actively involved in various civic and professional organizations. Mr. Dale Francescon is licensed in the state of Colorado as a real estate broker and in the state of California as an attorney (inactive) and a certified public accountant (inactive). Mr. Dale Francescon received his B.S. in Business Administration from the University of Southern California and a J.D. from Loyola University School of Law. Mr. Dale Francescon, as a co-founder of our company, is qualified to serve as a director due to his familiarity with our history and operations, his expertise in the homebuilding industry, and his experience operating real estate companies.

Robert J. Francescon. Mr. Robert Francescon serves as our Co-Chief Executive Officer and has served as a member of our Board of Directors since April 30, 2013. Mr. Robert Francescon possesses a broad background in all facets of operating a real estate company, and has had direct responsibility for the acquisition, financing, development, architecture, construction, sale and management of various residential projects including land development, single-family homes, townhomes, condominiums and apartments. These projects total in excess of 10,000 units and $2 billion in value. Mr. Robert Francescon has successfully managed our company, a Top 100 national and Top 5 Colorado homebuilder, through successive profitable years, in various economic cycles, from inception in August 2002 to the present. Prior to the formation of our company, from 1996 to 2000, Mr. Robert Francescon served as Co-Division President for D.R. Horton, the largest homebuilder in the United States. During that time, his division achieved among the highest profitability and return on investment as compared to the other Horton divisions. Prior to his tenure at D.R. Horton, Mr. Robert Francescon owned and operated Trimark Communities from 1993 to 1996 when it was sold to D.R. Horton. Trimark Communities was the largest builder of attached, for sale homes in the state of Colorado. Mr. Robert Francescon also has management experience working in a variety of financial institutions, including thrifts and the Federal Home Loan Mortgage Corporation. Mr. Robert Francescon is actively involved in various civic and professional organizations. Mr. Robert Francescon received his B.S. in Business Administration from the University of Southern California. Mr. Robert Francescon, as a co-founder of our company, is qualified to serve as a director due to his familiarity with our history and operations, his management experience in various business enterprises, and his experience as a senior executive within the homebuilding industry.

David L. Messenger. Mr. David Messenger serves as our Chief Financial Officer and has been employed by our company since June 2013. Mr. Messenger has extensive experience in finance and accounting for real estate companies. His direct responsibilities are overseeing all accounting, finance, capital markets, risk management and financial planning and analysis. Prior to his tenure at our company, Mr. Messenger was at UDR, Inc., a publicly traded multifamily real estate investment trust, from August 2002 to May 2012, most recently as Chief Financial Officer. From June 2012 to February 2013 Mr. Messenger served as an independent consultant for UDR, Inc. Mr. Messenger is licensed in the State of Virginia as a Certified Public Accountant and is a member of the American Institute of Certified Public Accountants and the Virginia Society of Certified Public Accountants. Mr. Messenger received a B.B.A. and M.A. in Accounting from the University of Iowa.

Kenneth J. Rabel. Mr. Rabel serves as our Division President-Colorado and has been employed by our company since August 2009. Mr. Rabel has extensive experience in all aspects of homebuilding spanning over a 30 year career. His direct responsibilities are overseeing construction, purchasing, product development and customer service functions. Prior to his tenure at our company, Mr. Rabel spent 20 years at MDC/Richmond American Homes, a publicly traded Top 10 national homebuilder in various positions including serving as Division President in the corporate headquarters. Mr. Rabel holds a Class B National Standard Contractors License and various other general contracting licensees. Mr. Rabel has been actively involved in the Colorado Homebuilders Association along with various civic organizations.

Steven M. Hayes. Mr. Hayes serves as our Division President-Central Texas and has been employed by our company since June 2013. Mr. Hayes has extensive experience in all aspects of homebuilding spanning his 25 year career. His direct responsibilities are overseeing construction, purchasing, product development and customer service functions. Prior to his tenure at our company, Mr. Hayes spent 19 years at McGuyer Homebuilders, Inc. in various positions, including serving as Division President for the most recent 14 years. Mr. Hayes received a B.B.A. from Midwestern State University.

Todd Amberry. Mr. Amberry serves as our Vice President of Acquisitions and has been employed by our company since March 2008. Mr. Amberry has significant experience in all areas of land review, analysis, due diligence and acquisition. From 2004 to 2007, Mr. Amberry served as Director-Land Acquisitions in various states for MDC/Richmond American Homes, a publicly traded Top 10 national homebuilder. Mr. Amberry is a member of the Urban Land Institute and an active participant in the Colorado Homebuilders Association. Mr. Amberry is active in Boy Scouts of America and Arapahoe House, a charitable organization that provides assistance with housing and employment. Mr. Amberry received his B.S. in Finance and M.B.A./M.A. in Finance from the University of Denver.

Eric T. Dome. Mr. Dome serves as our Vice President and Senior Controller and has been employed by our company since February 2008. Mr. Dome oversees accounting, insurance, budgeting, treasury management and financial reporting. Mr. Dome has broad experience in all accounting and treasury functions required in a homebuilding environment. Prior to his tenure with our company, from 2002 to 2008, Mr. Dome was a controller for KB Home, a publicly traded Top 10 national homebuilder. Mr. Dome is licensed in the State of Colorado as a Certified Public Accountant and is a member of the American Institute of Certified Public Accountants and the Colorado Society of Certified Public Accountants. Mr. Dome received a B.S. in accounting from the University of Wyoming.

James M. Lippman. Mr. Lippman is a director and has served on our Board of Directors since May 7, 2013. Mr. Lippman founded JRK Property Holdings in 1991 and currently serves as its Chairman and Chief Executive Officer. From an initial purchase of five multifamily properties, JRK has grown to a national leader in the commercial real estate sector. In 2011, JRK was featured as the 25th largest Multifamily Owner and Manager in the U.S. by the National Multi Housing Council and ranked 27th in the nation by Multifamily Executive Magazine. Mr. Lippman currently serves on the Board of Trustees of Union College. Prior to founding JRK, Mr. Lippman was the managing director of the Signature Group, where he managed a $1 billion, diversified real estate portfolio that included direct and indirect ownership in commercial properties as well as various debt and equity securities. Mr. Lippman also worked on Wall Street for many years where he traded equities, options and commodities for proprietary investment accounts. Mr. Lippman earned a B.A. in Economics and Political Science from Union College. Mr. Lippman is qualified to serve as a director because of his extensive leadership experience within the real estate industry, his financial management expertise, and his extensive contacts with senior real estate executives throughout the United States.

William F. Owens. Mr. Owens is a director and has served on our Board of Directors since May 7, 2013. Mr. Owens served as Governor of Colorado from 1999 to 2007, as Colorado State Treasurer from 1995 to 1999, and, prior to that, as a Colorado State legislator. Before his public service, Mr. Owens was on the consulting staff at Touche Ross & Co. (now Deloitte & Touche, LLP) and served as Executive Director of the Colorado Petroleum Association, which represented more than 400 energy firms doing business in the Rocky Mountain region. Currently, Mr. Owens is a Managing Director of Renew Strategies LLC, a Denver-based water development firm. Mr. Owens is also a Member of Bill Owens LLC, through which he has conducted his consulting business since January 2007. Mr. Owens serves on the boards of Key Energy Services, Cloud Peak Energy Inc., Federal Signal Corporation, and Bill Barrett Corporation and is a Senior Fellow at the University of Denver’s Institute for Public Policy Studies. Mr. Owens holds a Master’s in Public Affairs from the University of Texas at Austin and earned his B.S. at Stephen F. Austin State University. Mr. Owens is qualified to serve as a director because of his experience as a consultant to various business enterprises, his experience as a board member of other publicly traded companies, his involvement in government and policymaking and his financial expertise.

Keith R. Guericke. Mr. Guericke is a director and has served on our Board of Directors since May 7, 2013. Mr. Guericke has served as a Director of the Board of Essex Property Trust, Inc., (which we refer to as “Essex”) since June 1994. In 2002, Mr. Guericke was elected to the position of Vice Chairman of the Board a position he still holds. He held the position of President and Chief Executive Officer of Essex from 1988 through 2010. Effective January 2011, Mr. Guericke retired from his position as an Executive Officer. Mr. Guericke joined Essex’s predecessor, Essex Property Corporation, in 1977 to focus on investment strategies and portfolio expansion. Mr. Guericke prepared Essex for its initial public offering in 1994, and since then has overseen the significant growth of the Essex multifamily portfolio in supply-constrained markets along the West Coast. Mr. Guericke is a member of NAREIT the National Multi-Housing Council, and several local apartment industry groups. Mr. Guericke also serves as a Director of the Board of American Residential Properties. Prior to joining Essex, Mr. Guericke began his career with Kenneth Leventhal & Company, a certified public accounting firm noted for its real estate expertise. Mr. Guericke received his B.S. in Accounting from Southern Oregon College in 1971. Mr. Guericke is qualified to serve as a director because of his extensive leadership experience at a publicly traded company, his expansive knowledge of the real estate industry, his strong relationships with many executives at real estate companies throughout the United States and his expertise in accounting and finance.

Director Nominees

The following is a summary of certain biographical information concerning the individuals who have agreed to become members of our board of directors upon completion of this offering and are expected to be independent directors.

Family Relationships

Messrs. Dale Francescon and Robert Francescon are brothers. There are no other family relationships among any of our directors or executive officers.

Board of Directors

The number of members of our board of directors will be determined from time-to-time by action of our board of directors. Immediately following the completion of this offering, our board of directors will consist of seven persons. After the completion of this offering, we expect our board of directors to determine that five of our directors, constituting a majority, satisfy the listing standards for independence of the New York Stock Exchange and Rule 10A-3 under the Exchange Act.

Our board of directors believes its members collectively have or will have the experience, qualifications, attributes and skills to effectively oversee the management of our company, including a high degree of personal and professional integrity, an ability to exercise sound business judgment on a broad range of issues, sufficient experience and background to have an appreciation of the issues facing our company, a willingness to devote the necessary time to board duties, a commitment to representing the best interests of our company and our stockholders and a dedication to enhancing stockholder value.

Role of our Board of Directors in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function directly, with support from its three standing committees (the audit committee, the compensation committee and the nominating and corporate governance committee), each of which will address risks specific to its respective areas of oversight. In particular, our audit committee will have the responsibility to consider and discuss our major financial risk exposures and the steps our management takes to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our compensation committee will assess and monitor whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. Our nominating and corporate governance committee will provide oversight with respect to corporate governance and ethical conduct and will monitor the effectiveness of our corporate governance guidelines, including whether such guidelines are successful in preventing illegal or improper liability-creating conduct.

Committees of our Board of Directors

Our board of directors has established three committees: the audit committee, the compensation committee and the nominating and corporate governance committee. Each of these committees consists of three members, each of whom satisfies the independence standards of the New York Stock Exchange.

Audit Committee. Our board of directors has established an audit committee, which is comprised of our three independent directors, James M. Lippman, William F. Owens, and Keith R. Guericke, each of whom is “financially literate” under the rules of the New York Stock Exchange. Keith R. Guericke serves as the chairperson of the audit committee. Our audit committee, pursuant to its written charter, among other matters, oversees (i) our financial reporting, auditing and internal control activities; (ii) the integrity and audits of our financial statements; (iii) our compliance with legal and regulatory requirements; (iv) the qualifications and independence of our independent auditors; (v) the performance of our internal audit function and independent auditors; and (vi) our overall risk exposure and management. Duties of the audit committee also include:

•	annually review and assess the adequacy of the audit committee charter and the performance of the audit committee;

•	be responsible for the appointment, retention and termination of our independent auditors and determine the compensation of our independent auditors;

•	review with the independent auditors the plans and results of the audit engagement;

•	evaluate the qualifications, performance and independence of our independent auditors;

•	have sole authority to approve in advance all audit and non-audit services by our independent auditors, the scope and terms thereof, and the fees therefor;

•	review the adequacy of our internal accounting controls; and

•	meet at least quarterly with our executive officers, internal audit staff and our independent auditors in separate executive sessions.

Keith R. Guericke has been designated as our audit committee financial expert, as that term is defined in the rules of the SEC.

Compensation Committee. Our board of directors has established a compensation committee, which is comprised of our three independent directors, James M. Lippman, William F. Owens, and Keith R. Guericke. James M. Lippman serves as the chairperson of the compensation committee. The compensation committee, pursuant to its written charter, among other matters:

•	assists our board of directors in developing and evaluating potential candidates for executive officer positions and overseeing the development of executive succession plans;

•	administers, reviews and makes recommendations to our board of directors regarding our compensation plans, including our 2013 Long-Term Incentive Plan;

•	annually reviews and approves our corporate goals and objectives with respect to compensation for executive officers and, at least annually, evaluates each executive officer’s performance in light of such goals and objectives to set his or her annual compensation, including salary, bonus and equity and non-equity incentive compensation, subject to approval by our board of directors;

•	provides oversight of management’s decisions regarding the performance, evaluation and compensation of other officers; and

•	reviews our incentive compensation arrangements to confirm that incentive pay does not encourage unnecessary risk-taking, and reviews and discusses, at least annually, the relationship between risk management policies and practices, business strategy and our executive officers’ compensation.

Our compensation committee has the authority to retain and terminate any compensation consultant to be used to assist in the evaluation of executive officer compensation.

Nominating and Corporate Governance Committee. Our board of directors has established a nominating and corporate governance committee, which is comprised of our three independent directors, James M. Lippman, William F. Owens, and Keith R. Guericke. William F. Owens serves as the chairperson of the nominating and corporate governance committee. The nominating and corporate governance committee, pursuant to its written charter, among other matters:

•	identifies individuals qualified to become members of our board of directors, and ensures that our board of directors has the requisite expertise and its membership consists of persons with sufficiently diverse and independent backgrounds;

•	develops, and recommends to our board of directors for its approval, qualifications for director candidates, and periodically reviews these qualifications with our board of directors;

•	reviews the committee structure of our board of directors and recommends directors to serve as members or chairs of each committee of our board of directors;

•	reviews and recommends committee slates annually and recommends additional committee members to fill vacancies as needed;

•	develops and recommends to our board of directors a set of corporate governance guidelines applicable to us and, at least annually, reviews such guidelines and recommends changes to our board of directors for approval as necessary; and

•	oversees the annual self-evaluations of our board of directors and management.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee is, or has ever been, an officer or employee of our company.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to our officers, directors and any employees. Among other matters, our code of business conduct and ethics is designed to deter wrongdoing and to promote the following:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest;

•	full, fair, accurate, timely and understandable disclosure in our communications with and reports to our stockholders, including reports filed with the SEC, and other public communications;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

•	accountability for adherence to the code of business conduct and ethics.

Any waiver of the code of business conduct and ethics for our executive officers, directors or any employees may be made only by our nominating and corporate governance committee and will be promptly disclosed as required by law and New York Stock Exchange regulations once we become a publicly reporting, listed company.

Limitations on Liabilities and Indemnification of Directors and Officers

For information concerning limitations of liability and indemnification and advancement rights applicable to our directors and officers, see “Description of Capital Stock and Certain Provisions of Delaware Law, Our Charter and Bylaws—Limitations on Liability of Directors and Officers and Insurance.”

Director Compensation

For a discussion of our director compensation arrangements, see “Executive and Director Compensation—Director Compensation.”

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

Summary Compensation Table

The following table summarizes information regarding the compensation awarded to, earned by or paid to Dale Francescon, our Co-Chief Executive Officer, Robert J. Francescon, our Co-Chief Executive Officer, David Messenger, our Chief Financial Officer, and Kenneth J. Rabel, our Division President-Colorado, in fiscal years 2012 and 2013.

Name and Principal Position	Year	Salary ($)		Bonus ($)		All Other Compensation ($)		Total ($)
Dale Francescon	2013	466,666		1,500,000	(2)	57,000	(6)	2,023,666
Co-Chief Executive Officer	2012	400,000		—		39,000	(7)	439,042

Robert J. Francescon	2013	466,666		1,500,000	(2)	57,000	(6)	2,023,666
Co-Chief Executive Officer	2012	400,000		—		39,000	(7)	439,042

David Messenger(1)	2013	135,417	(1)	250,000	(3)	6,000	(8)	391,417
Chief Financial Officer	2012	—		—		—		—

Kenneth J. Rabel	2013	245,833		225,000	(4)	17,500	(9)	488,333
Division President - Colorado	2012	200,000		100,000	(5)	18,000	(10)	318,000

(1)	David Messenger began serving as our Chief Financial Officer on June 3, 2013. Salary received in 2013 is pro-rated based on an annual base salary of $250,000.
(2)	Each of Dale Francescon and Robert Francescon received a performance-based cash bonus of $1,500,000 for fiscal year 2013 pursuant to the terms of their respective Employment Agreements.
(3)	David Messenger received a discretionary cash bonus of $250,000 for fiscal year 2013.
(4)	Kenneth Rabel received a discretionary cash bonus of $225,000 for fiscal year 2013.
(5)	Kenneth Rabel received a discretionary cash bonus of $100,000 for fiscal year 2012.
(6)	Each of Dale Francescon and Robert Francescon received other compensation of $57,000 for fiscal year 2013, comprised of $11,000 in Company contributions to defined contribution plans, a $26,000 automobile and cellular telephone allowance and $20,000 in reimbursements for term life insurance.
(7)	Each of Dale Francescon and Robert Francescon received other compensation of $39,000 for fiscal year 2012, comprised of $11,000 in Company contributions to defined contribution plans, $10,000 in personal financial or tax advice, and an $18,000 automobile and cellular telephone allowance.
(8)	David Messenger received other compensation of $6,000 for fiscal year 2013, comprised of a $6,000 automobile and cellular telephone allowance.
(9)	Kenneth Rabel received other compensation of $17,500 for fiscal year 2013, comprised of $5,500 in Company contributions to defined contribution plans and a $12,000 automobile and cellular telephone allowance.
(10)	Kenneth Rabel received other compensation of $18,000 for fiscal year 2012, comprised of $6,000 in Company contributions to defined contribution plans and a $12,000 automobile and cellular telephone allowance.

Narrative to Summary Compensation Table

We believe that the primary goal of executive compensation is to align the interests of our executive officers with those of our stockholders in a way that allows us to attract and retain the best executive talent. We have adopted compensation policies with respect to, among other things, setting base salaries, awarding bonuses and making future grants of equity awards to our executive officers. Our compensation committee has designed a compensation program that rewards, among other things, favorable stockholder returns, stock appreciation, our company’s competitive position within the homebuilding industry and each executive officer’s long-term career contributions to our company.

The compensation incentives designed to further these goals take the form of annual cash compensation and equity awards, as well as long-term cash and/or equity incentives measured by company and/or individual performance targets to be established by our compensation committee. In addition, our compensation committee may determine to make equity-based awards to new executive officers in order to attract talented professionals to serve us.

In 2012, we awarded a discretionary cash bonus to Kenneth Rabel based upon Mr. Rabel’s performance during that period. The decision to award the bonus was made by Dale Francescon and Robert Francescon, our Co-Chief Executive Officers, pursuant to authority delegated to them by the manager of our predecessor entity, Century Communities Colorado, LLC. Our Co-Chief Executive Officers elected not to award any discretionary cash bonuses to themselves during 2012.

        In 2013, we awarded a discretionary cash bonus to each of Kenneth Rabel and David Messenger based upon their performance during that period. The bonuses were approved by our compensation committee. We also paid a cash bonus to each of our Co-Chief Executive Officers, Dale Francescon and Robert J. Francescon, in 2013. Messrs. Dale Francescon’s and Robert Francescon’s bonuses were performance-based, calculated pursuant to formulas detailed in their respective employment agreements, and approved by our compensation committee.

Named Executive Officer Compensation

Our named executive officers for fiscal years 2012 and 2013 were Dale Francescon, Robert Francescon, and Kenneth Rabel. It is anticipated that our named executive officers for fiscal year 2014 will be Dale Francescon, Robert Francescon, and David Messenger, who began serving as our Chief Financial Officer on June 3, 2013. The following is a summary of the elements of our compensation arrangements paid to our named executive officers for fiscal year 2013 and to be paid to our named executive officers for fiscal year 2014.

Annual Base Salary. Base salary is designed to compensate our named executive officers at a fixed level of compensation that serves as a retention tool throughout the executive’s career. In determining base salaries, our compensation committee considers each executive’s role and responsibility, unique skills, future potential with us, salary levels for similar positions in our market and internal pay equity.

Annual Cash Bonus. Annual cash bonuses are designed to incentivize our named executive officers at a variable level of compensation based on our and such individual’s performance. In connection with our annual cash bonus program, our compensation committee determines annual performance criteria that are flexible and that change with the needs of our business. Our annual cash bonus program is designed to reward the achievement of specific financial and operational objectives.

Equity Awards. In fiscal year 2013, we began providing time-based equity awards to our named executive officers pursuant to our 2013 Long-Term Incentive Plan. Time-vested equity awards are designed to focus and reward our named executive officers on our long-term goals and enhance stockholder value. In determining equity awards, our compensation committee takes into account our overall financial performance. The awards made under our 2013 Long-Term Incentive Plan in 2013 are granted to recognize such individuals’ efforts on our behalf, and to provide a retention element to their overall compensation. Generally, grants of stock options, restricted stock and restricted stock units made pursuant to the 2013 Long-Term Incentive Plan in 2013 vest in equal installments annually over three years, subject to the participant’s continued employment. We may also provide performance-based equity awards to our named executive officers pursuant to our 2013 Long-Term Incentive Plan.

Retirement Savings Opportunities. All of our employees are eligible to participate in a defined contribution retirement plan (which we refer to as a “401(k) plan”). We provide this 401(k) plan to help our employees save some amount of their cash compensation for retirement in a tax efficient manner. Under the 401(k) plan, employees are eligible to defer a portion of their base salary, and we, at our discretion, may make a matching contribution and/or a profit sharing contribution on their behalf. We do not currently provide, nor do we intend to provide in the future, an option for our employees to invest in shares of our common stock through the 401(k) plan.

Health and Welfare Benefits. We provide to all of our full-time employees a competitive benefits package, which includes health and welfare benefits, such as medical, dental, disability and life insurance benefits. The programs under which these benefits are offered do not discriminate in scope, terms or operation in favor of our named executive officers and are available to all of our full-time employees.

Severance. Under their employment agreements, each of Dale Francescon and Robert Francescon, our Co-Chief Executive Officers, is entitled to receive severance payments under certain circumstances in the event that his employment is terminated. Severance payments are designed to protect and compensate them under those circumstances. The circumstances and payments are described in more detail below under “—Employment Agreements—Potential Payments Upon Termination or Change in Control.”

Other Income. In fiscal year 2012, each of Dale Francescon and Robert Francescon received other compensation of $39,000, comprised of $11,000 in Company contributions to defined contribution plans, $10,000 in personal financial or tax advice, and an $18,000 automobile and cellular telephone allowance. In fiscal year 2013, each of Dale Francescon and Robert Francescon received other compensation of $57,000, comprised of $11,000 in Company contributions to defined contribution plans, a $26,000 automobile and cellular telephone allowance and $20,000 in reimbursements for term life insurance. In addition, in connection with the registration of our common stock in accordance with the registration rights agreement we entered into in connection with the May 2013 private offering and private placement, each of Dale Francescon and Robert Francescon will be entitled to be paid a cash bonus of $250,000 by us if we file with the SEC a shelf registration statement relating to the registration for resale of the shares of our common stock sold in our May 2013 private offering and private placement, and the SEC declares the registration statement effective on or before June 30, 2014. We have filed with the SEC a registration statement on Form S-1 for this offering and for the resale of the registrable shares that are not sold by the selling stockholders in this offering, and this prospectus forms a part of that registration statement. Each of Dale Francescon and Robert Francescon should earn this bonus upon completion of this offering.

In fiscal year 2012, Mr. Rabel received other compensation of $18,000, comprised of $6,000 in Company contributions to defined contribution plans and a $12,000 automobile and cellular telephone allowance. In fiscal year 2013, Mr. Rabel received other compensation of $17,500, comprised of $5,500 in Company contributions to defined contribution plans and a $12,000 automobile and cellular telephone allowance.

In fiscal year 2013, Mr. Messenger received other compensation of $6,000, comprised of a $6,000 automobile and cellular telephone allowance. In addition, Mr. Messenger will be entitled to be paid a cash bonus of $125,000 by us upon the completion of our initial public offering, which he will earn upon the completion of this offering.

Outstanding Equity Awards as of December 31, 2013

As of December 31, 2013, Dale Francescon held 63,000 shares of restricted stock, Robert Francescon held 63,000 shares of restricted stock, Kenneth Rabel held 5,000 shares of restricted stock, and David Messenger held 12,500 shares of restricted stock, all of which were granted under our 2013 Long-Term Incentive Plan and vest ratably over three years on an annual basis from the date of grant.

Employment Agreements

We have entered into new employment agreements with each of our Co-Chief Executive Officers, Dale Francescon and Robert Francescon. Each of the employment agreements has an initial term of five years, and provides for automatic one-year extensions after the expiration of the initial term, unless either party provides the other with at least 90 days’ prior written notice of non-renewal. Each of the employment agreements requires Dale Francescon and Robert Francescon, respectively, to dedicate his full business time and attention to the affairs of our company.

The employment agreements also provide for, among other things:

•	an annual base salary of $500,000 for each of Dale Francescon and Robert Francescon, subject to future increases from time to time at the discretion of our compensation committee;

•	eligibility for annual cash performance bonuses, with a target amount equal to 150% of annual base salary and a maximum amount capped at 300% of annual base salary, based on the satisfaction of performance and discretionary goals to be established by our compensation committee;

•	participation in our 2013 Long-Term Incentive Plan and any subsequent equity incentive plans approved by our board of directors; and

•	participation in any employee benefit plans and programs that are maintained from time to time for our other senior executive officers.

In addition, each of the employment agreements for Dale Francescon and Robert Francescon provides for a bonus relating to the registration of our common stock in accordance with the registration rights agreement we entered into in connection with the May 2013 private offering and private placement. Each of Dale Francescon and Robert Francescon will be entitled to be paid a cash bonus of $250,000 by us if we file with the SEC a shelf registration statement relating to the registration for resale of the shares of our common stock sold in our May 2013 private offering and private placement, and the SEC declares the registration statement effective on or before June 30, 2014. We have filed with the SEC a registration statement on Form S-1 for this offering and for the resale of the registrable shares that are not sold by the selling stockholders in this offering, and this prospectus forms a part of that registration statement. Each of Dale Francescon and Robert Francescon should earn this bonus upon completion of this offering.

The employment agreements contain customary non-competition, non-solicitation, and confidentiality provisions that apply during the term of the agreements and for two years after the termination of their employment for any reason.

Potential Payments Upon Termination or Change in Control

We may terminate Dale Francescon’s and Robert Francescon’s employment at any time with or without cause, and the executive may terminate his employment with or without good reason. If we terminate Dale Francescon’s or Robert Francescon’s employment for cause, if he resigns without good reason, or if he is terminated due to death or disability, he will be entitled to receive any earned but unpaid annual base salary, reimbursement of expenses incurred prior to the date of termination, accrued but unused vacation and any other benefits that have been earned and accrued prior to the date of termination. In addition, any outstanding awards granted to him under our 2013 Long-Term Incentive Plan will be paid in accordance with their terms.

If we terminate Dale Francescon’s or Robert Francescon’s employment without cause or if he terminates his employment for good reason, he will be entitled to the severance benefits described below. The severance benefits include the following:

•	each of Dale Francescon and Robert Francescon will be entitled to receive any earned but unpaid annual base salary, reimbursement of expenses incurred prior to the date of termination, any accrued but unused vacation and any benefits that have vested or which he is eligible to receive prior to the date of termination;

•	we will pay the employer’s portion of COBRA premiums under our major medical group health and dental programs for up to 30 months;

•	each of Dale Francescon and Robert Francescon will be entitled to receive a lump sum cash payment in an amount equal to the sum of (i) three times his 12 months’ annual base salary (which we refer to as the “Base Severance”), provided that, if the date of his termination is within the initial term, the amount he will be entitled to receive shall be twice the normal Base Severance, plus (ii) a payment in lieu of the annual bonus for the fiscal year in which his employment was terminated equal to the amount of the annual bonus that would have become payable for the fiscal year if employment had not been terminated, based on performance actually achieved that year (determined by the board of directors following completion of performance year), multiplied by a fraction, the numerator of which is the number of days he was employed in the fiscal year of termination and the denominator of which is the total number of days in the fiscal year, provided that if the date of his termination is within the initial term the amount received shall be no less than the maximum allowable annual bonus that he could have been paid for such year pursuant to the terms of his employment agreement; and

•	all equity awards granted to Dale Francescon and Robert Francescon under our 2013 Long-Term Incentive Plan or any subsequent equity incentive plan approved by our board of directors will immediately vest, any forfeiture restrictions will immediately lapse and any target bonus performance criteria for the year in which such termination occurs will be treated as satisfied and, in the case of any options, will become vested and exercisable or, at the discretion of our board of directors, may be cashed out or cancelled.

The employment agreements also provide that if the termination occurs within 24 months following a “change in control” (as defined in the new employment agreements), in addition to the other payments provided for above (other than the payment in lieu of annual bonus), Dale Francescon and Robert Francescon will receive an amount equal to three (3) times the target bonus (150% of base salary) for the current fiscal year.

Director Compensation

Upon the completion of our May 2013 private offering and private placement, our board of directors established a compensation program for our non-employee directors. Pursuant to this compensation program, we pay the following fees to each of our non-employee directors:

•	an annual cash retainer of $50,000;

•	an initial grant of 2,500 shares of restricted stock pursuant to our 2013 Long-Term Incentive Plan, which shares will vest in equal installments annually over three years;

•	at the time of each annual meeting of our stockholders, beginning with the 2014 annual meeting, each non-employee director who will continue to serve on our board of directors will receive an annual grant of 2,500 shares of restricted stock pursuant to our 2013 Long-Term Incentive Plan, which shares will vest in equal installments annually over three years;

•	an additional annual cash retainer of $10,000 to the chair of our audit committee;

•	an additional annual cash retainer of $10,000 to the chair of our compensation committee;

•	an additional annual cash retainer of $10,000 to the chair of our nominating and corporate governance committee; and

•	$1,000 for each meeting attended in person, and $500 for each meeting attended telephonically.

The following table sets forth information concerning the compensation of our non-employee directors during the fiscal year ended December 31, 2013.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Keith R. Guericke	60,000	50,000	—	—	—	—	110,000
James M. Lippman	60,000	50,000	—	—	—	—	110,000
William F. Owens	60,000	50,000	—	—	—	—	110,000

We also reimburse our non-employee directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including without limitation travel expenses in connection with their attendance in-person at board and committee meetings. Any non-employee director elected or appointed to our board of directors for the first time following the completion of this offering will receive an initial grant of 2,500 shares of restricted stock, which shares will vest in equal installments annually over three years. Directors who are employees will not receive any compensation for their services as directors.

Prior to the conversion of our predecessor entity, Century Communities Colorado, LLC, into a corporation in April 2013, our predecessor entity was manager managed by DARO Ventures LLC, an entity wholly owned by Dale Francescon and Robert Francescon, our Co-Chief Executive Officers. During fiscal year 2012, our predecessor entity paid an annual management fee of $600,000 to DARO Ventures LLC.

2013 Long-Term Incentive Plan

Our board of directors has adopted, and our stockholders of record have approved, our 2013 Long-Term Incentive Plan to attract and retain directors, officers, employees and other service providers. Our 2013 Long-Term Incentive Plan provides for the grant of equity-based awards, including options to purchase shares of common stock, stock appreciation rights, common stock, restricted stock, restricted stock units and performance awards.

Administration of our 2013 Long-Term Incentive Plan and Eligibility

Our 2013 Long-Term Incentive Plan is administered by our compensation committee, which may delegate certain of its authority under our 2013 Long-Term Incentive Plan to our board of directors or, subject to applicable law, to our Chief Executive Officer or such other executive officer as our compensation committee deems appropriate; provided, that our compensation committee may not delegate its authority under our 2013 Long-Term Incentive Plan to our Chief Executive Officer or any other executive officer with regard to the selection for participation in our 2013 Long-Term Incentive Plan of an officer, director or other person subject to Section 16 of the Exchange Act or decisions concerning the timing, price or amount of an award to such an officer, director or other person.

Our compensation committee has the authority to make awards to eligible participants, which includes our officers, directors, employees, consultants, agents and independent contractors, and persons expected to become our officers, directors, employees, consultants, agents and independent contractors. Our compensation committee also has the authority to determine what form the awards will take, the amount and timing of the awards and all other terms and conditions of the awards.

The compensation committee may, in its sole discretion and for any reason at any time, take action such that (i) any or all outstanding options and stock appreciation rights shall become exercisable in part or in full, (ii) all or a portion of the restrictions applicable to any outstanding restricted stock or restricted stock units shall lapse, (iii) all or a portion of the performance period restrictions applicable to any outstanding restricted stock, restricted stock units or performance award shall lapse, and (iv) the performance measures (if any) applicable to any outstanding award shall be deemed to be satisfied at the target or any other level.

Share Authorization

The number of shares of our common stock that may be issued under our 2013 Long-Term Incentive Plan is 1,050,000 shares, of which no more than 630,000 shares of our common stock in the aggregate may be issued in connection with incentive stock options (which generally are stock options that meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”)) and no more than 420,000 shares may be issued as restricted stock. The number of shares of our common stock available under our 2013 Long-Term Incentive Plan shall be reduced by the sum of the aggregate number of shares of common stock which become subject to outstanding options, outstanding stock appreciation rights, outstanding stock awards and outstanding performance-related awards. To the extent that shares of our common stock subject to an outstanding option, stock appreciation right, stock award or performance award granted under our 2013 Long-Term Incentive Plan are not issued or delivered by reason of the expiration, termination, cancellation or forfeiture of such award or the settlement of such award in cash, then such shares of our common stock generally shall again be available under our 2013 Long-Term Incentive Plan.

In the event of any equity restructuring that causes the per share value of shares of our common stock to change, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through an extraordinary dividend, then our compensation committee will appropriately adjust the number and class of securities available under our 2013 Long-Term Incentive Plan and the terms of each outstanding award under our 2013 Long-Term Incentive Plan. In the event of any other change in corporate capitalization, including a merger, consolidation, reorganization or partial or complete liquidation, our compensation committee may make such equitable adjustments as it determines to be appropriate and equitable to prevent dilution or enlargement of rights of participants. The decision of our compensation committee regarding any such adjustment shall be final, binding and conclusive.

Stock Options

Our 2013 Long-Term Incentive Plan authorizes the grant of incentive stock options and options that do not qualify as incentive stock options. The exercise price of each option will be determined by our compensation committee, provided that the price cannot be less than 100% of the fair market value of the shares of our common stock on the date on which the option is granted (or 110% of the shares’ fair market value on the grant date in the case of an incentive stock option granted to an individual who is a “ten percent stockholder” under Sections 422 and 424 of the Code). The term of an option cannot exceed ten years from the date of grant (or five years in the case of an incentive stock option granted to a “ten percent stockholder”). Our compensation committee may grant performance-related options, the grant of which or the exercisability of all or a portion of which is contingent on the attainment of specified performance measures.

The compensation committee, in its sole discretion and without the approval of our stockholders, may amend or replace any previously granted option or stock appreciation right in a transaction that constitutes a repricing within the meaning of the rules of the New York Stock Exchange.

Stock Appreciation Rights

Our 2013 Long-Term Incentive Plan authorizes the grant of stock appreciation rights. A stock appreciation right provides the recipient with the right to receive, upon exercise of the stock appreciation right, cash, shares of our common stock or a combination of the two. The amount that the recipient will receive upon exercise of the stock appreciation right generally will equal the excess of the fair market value of the shares of our common stock on the date of exercise over the shares’ fair market value on the date of grant. Stock appreciation rights will become exercisable in accordance with terms determined by our compensation committee. Stock appreciation rights may be granted in tandem with an option grant or as an independent grant. The term of a stock appreciation right cannot exceed, in the case of a tandem stock appreciation right, the expiration, cancellation or other termination of the related option and, in the case of a free-standing stock appreciation right, ten years from the date of grant.

Stock Awards

Our 2013 Long-Term Incentive Plan also provides for the grant of common stock, restricted stock, and restricted stock units. Our compensation committee will determine the number of shares of common stock subject to a restricted stock award or restricted stock unit and the restriction period, performance period (if any), the performance measures (if any) and the other terms applicable to a restricted stock award under our 2013 Long-Term Incentive Plan. Restricted stock units confer on the participant the right to receive one share of common stock or, in lieu thereof, the fair market value of such share of common stock in cash. The holders of awards of restricted stock will be entitled to receive dividends, and the holders of awards of restricted stock units may be entitled to receive dividend equivalents.

Performance Awards

Our 2013 Long-Term Incentive Plan also authorizes the grant of performance awards. Performance awards represent the participant’s right to receive an amount of cash, shares of our common stock, or a combination of both, contingent upon the attainment of specified performance measures within a specified period. Our compensation committee will determine the applicable performance period, the performance goals and such other conditions that apply to the performance award.

Change in Control

Subject to the terms of the applicable award agreement, upon a “change in control” (as defined in our 2013 Long-Term Incentive Plan), our compensation committee may, in its discretion, determine whether some or all outstanding options and stock appreciation rights shall become exercisable in full or in part, whether the restriction period and performance period applicable to some or all outstanding restricted stock awards and restricted stock unit awards shall lapse in full or in part and whether the performance measures applicable to some or all outstanding awards shall be deemed to be satisfied. Our compensation committee may further require that shares of stock of the corporation resulting from such a change in control, or a parent corporation thereof, be substituted for some or all of our shares of common stock subject to an outstanding award and that any outstanding awards, in whole or in part, be surrendered to us by the holder, to be immediately cancelled by us, in exchange for a cash payment, shares of capital stock of the corporation resulting from or succeeding us or a combination of both cash and such shares of stock.

Termination; Amendment

Our 2013 Long-Term Incentive Plan will automatically expire on the tenth anniversary of its effective date. Our board of directors may terminate or amend our 2013 Long-Term Incentive Plan at any time, subject to any requirement of stockholder approval required by applicable law, rule or regulation. Our compensation committee may amend the terms of any outstanding award under our 2013 Long-Term Incentive Plan at any time. No amendment or termination of our 2013 Long-Term Incentive Plan or any outstanding award may adversely affect any of the rights of an award holder without the holder’s consent.

Outstanding and Pending Awards

We have granted the following awards under our 2013 Long-Term Incentive Plan to our executive officers, directors, director nominees and other related parties:

•	Each of Dale Francescon and Robert Francescon has been granted 63,000 shares of restricted stock, which shares vest ratably over three years on an annual basis from the date of grant.

•	David Messenger has been granted 12,500 shares of restricted stock, which shares vest ratably over three years on an annual basis from the date of grant.

•	Kenneth Rabel has been granted 5,000 shares of restricted stock, Steven Hayes has been granted 705 shares of restricted stock, and each of Todd Amberry and Eric Dome has been granted 3,750 shares of restricted stock, which shares vest ratably over three years on an annual basis from the date of grant.

•	Each of our current independent directors has been granted 2,500 shares of restricted stock (7,500 shares of restricted stock in the aggregate), which shares vest ratably over three years on an annual basis from the date of grant.

•	Each of our director nominees will be granted an aggregate of 2,500 shares of restricted stock (5,000 shares of restricted stock in the aggregate) upon the completion of this offering, which shares will vest ratably over three years on an annual basis from the date of grant.

Rule 10b5-1 Sales Plan

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they would contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our policy on insider trading and communications with the public. Our directors and executive officers may not establish any such plan prior to the expiration of the lock-up agreements described under “Underwriting.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

During the period beginning on January 1, 2013 to the date of this prospectus, we have entered into or participated in the following transactions with related parties:

Acquisitions from Entities Managed by Dale Francescon and Robert Francescon

In 2013, we paid $3,436,000 for certain land previously owned by High Pointe, Inc., an entity controlled by Dale Francescon and Robert Francescon. High Pointe, Inc. also sold land to Venue at Arista LLC, our wholly-owned subsidiary, for consideration in the amount of $1,395,000.

In addition, during the period from March through May 2013, we acquired 1,034 lots in various stages of development located in Colorado and Nevada from entities beneficially owned by Dale Francescon and Robert Francescon, our Co-Chief Executive Officers and board members, for an aggregate purchase price of approximately $35.4 million. The purchase prices of these properties were determined by our management taking into account third party appraisals for 353 of the lots, representing approximately $19 million of the aggregate purchase price, and broker price opinions for the remaining 588 lots, representing approximately $15 million of the aggregate purchase price. Broker price opinions are opinions issued by real estate brokers or agents as to their opinion regarding the market selling price of property, and such opinions have limitations in their reliability and accuracy, as the broker review of the subject property is not as thorough or in depth as is the case in an appraisal. An appraisal, on the other hand, includes a full comparable property analysis, including scrutinizing the price comparisons of the comparable properties used and adjusting for differences in relation to the subject property.

We do not anticipate that we will acquire additional land from Dale Francescon, Robert Francescon or any entities managed by either of them in the future, and any such acquisitions, if they occur at all, will be separately considered for approval by our independent directors.

Lending Arrangements with Entities Managed by Dale Francescon and Robert Francescon

In 2013, each of DARO Ventures LLC and DARO Ventures II LLC, entities wholly owned by Dale Francescon and Robert Francescon, loaned to us $350,000 (for an aggregate of $700,000). Each of these loans had an interest rate of 1.5% and a maturity date of June 30, 2013. The highest principal balance for each loan during 2013 was $350,000. These loans, along with an aggregate of $1,078 in interest, were repaid in full on May 7, 2013.

Subordinated Obligation Agreement with an Entity Managed by Dale Francescon and Robert Francescon

We had a subordinated obligation agreement with DARO Ventures II LLC, an entity controlled by Dale Francescon and Robert Francescon. The original amount of this obligation was $11,244,363, and the interest rate is 6%. Every year until 2012, we made annual interest-only payments of $675,000, and we did not make any payments on the obligation amount. This obligation was converted into common equity upon the completion of the May 2013 private offering and private placement.

Guaranty of the Repayment of a Loan Issued to an Entity Managed by Dale Francescon and Robert Francescon

We had guaranteed the repayment of a loan issued to Regency at Ridgegate, LLC, an entity owned by DARO Ventures III LLC, which is wholly owned by Dale Francescon and Robert Francescon. Our guaranty was in effect through maturity of the loan. The loan had a maximum principal balance of $22,200,000 and an interest rate of 3.5%. The highest principal balance for the loan since January 1, 2012 was $20,179,434. The loan was paid off in its entirety in August 2013, and the loan and our guaranty are no longer outstanding.

Land Contribution by an Entity Managed by Dale Francescon and Robert Francescon

Our land inventory includes land valued at $1,280,000, consisting of 49 finished lots, 26 partially finished lots and certain utility deposits. The land was contributed to us on behalf of DARO Ventures LLC and DARO Ventures II LLC, entities wholly owned by Dale Francescon and Robert Francescon, and was presented as a non-cash contribution in our financial statements.

Distribution and Assignment of Membership Interests in a Related Entity

In December 2012, we assigned all of our membership interests in Waterside at Highland Park, LLC, an entity which we wholly owned, to Dale Francescon and Robert Francescon as individuals. The assets of Waterside at Highland Park, LLC consisted of 76 partially improved townhome lots and related common area, and it was anticipated that this property would be developed as a for-rent community, a business in which we are not engaged. It was subsequently decided that the community would be developed as a for sale community, and, as a result, in March 2013, Dale Francescon and Robert Francescon assigned all of the membership interests of Waterside at Highland Park, LLC back to us. Waterside at Highland Park, LLC is currently one of our wholly-owned subsidiaries. No money exchanged hands in these transactions, and there was no impact on the distribution following the assignment back. Waterside at Highland Park, LLC was valued at $3,707,602 at the time of the assignment in March 2013.

Capital Contribution by Entities Owned by Dale Francescon and Robert Francescon

In 2013, DARO Ventures LLC and DARO Ventures II LLC, entities wholly owned by Dale Francescon and Robert Francescon, each made a capital contribution of $750,000 to our company.

Management Fees Paid to DARO, an Entity Owned by Dale Francescon and Robert Francescon

We paid management fees of $200,000 in 2013 (through April 30, 2013) to DARO Ventures LLC, an entity wholly owned by Dale Francescon and Robert Francescon, in its capacity as the manager of our predecessor entity, Century Communities Colorado, LLC.

Management Investment

In connection with the May 2013 private offering and private placement, Dale Francescon and Robert Francescon purchased an aggregate of 500,000 shares of our common stock (through an entity owned and controlled by them) directly from us for their own account at the offering price of $20.00 per share.

Employment Agreements

Dale Francescon and Robert Francescon serves as our Co-Chief Executive Officers. We have entered into employment agreements with each of these officers, in their capacities as officers, which employment agreements provide for salary, bonus and other benefits, including the grant of restricted stock and options to purchase shares of our common stock, and severance upon a termination of employment under certain circumstances. We may enter into similar employment arrangements with certain executive officers that we hire in the future. See “Executive and Director Compensation—Employment Agreements” for a description of the material terms of the employment agreements.

Grants Under our 2013 Long-Term Incentive Plan

Dale Francescon and Robert Francescon have each been granted 63,000 shares of restricted stock pursuant to our 2013 Long-Term Incentive Plan, which shares vest ratably over three years. David Messenger has been granted

12,500 shares of restricted stock, which shares vest ratably over three years. In addition, Kenneth Rabel has been granted 5,000 shares of restricted stock, Steven Hayes has been granted 705 shares of restricted stock, and each of Todd Amberry and Eric Dome has been granted 3,750 shares of restricted stock, which shares vest ratably over three years on an annual basis from the date of grant.

In addition, each of our current independent directors has been granted 2,500 shares of restricted stock (7,500 shares of restricted stock in the aggregate) pursuant to our 2013 Long-Term Incentive Plan, which shares vest ratably over three years.

Furthermore, each of our director nominees will be granted 2,500 shares of restricted stock (5,000 shares of restricted stock in the aggregate) upon the completion of this offering pursuant to our 2013 Long-Term Incentive Plan, which shares will vest ratably over three years.

See “Executive and Director Compensation—Executive Compensation—Named Executive Officer Compensation—Equity Awards” and “Executive and Director Compensation—Director Compensation” for a description of the material terms of these grants of our restricted stock and/or options to purchase shares of our common stock.

Indemnification Agreements

We have entered into an indemnification agreement with each of our officers and directors. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. See “Description of Capital Stock and Certain Provisions of Delaware Law, Our Charter and Bylaws—Limitations on Liability, Indemnification of Officers and Directors and Insurance.”

CONFLICTS OF INTEREST

Dale Francescon and Robert Francescon, our Co-Chief Executive Officers and board members, collectively beneficially own 5,626,000 shares of our common stock, which will represent     % of our common stock outstanding immediately after this offering, or     % if the underwriters exercise in full their over-allotment option to purchase additional shares of our common stock in this offering. For so long as Dale Francescon and Robert Francescon continue to beneficially own a significant stake in us, together they will have significant influence over the power to elect and remove our directors and to approve any action requiring the majority approval of our stockholders. The interests of Dale Francescon and Robert Francescon may not be fully aligned with your interests and this could lead us to follow a strategy that is not in your best interests. In addition, their significant ownership in us and resulting ability to effectively control us may discourage someone from making a significant equity investment in us, or could discourage transactions involving a change in control, including transactions in which you as a holder of shares of our common stock might otherwise receive a premium for your shares over the then-current market price.

We have entered into employment agreements with Dale Francescon and Robert Francescon, our Co-Chief Executive Officers, in their capacities as officers, pursuant to which they are required to devote substantially full-time attention to our affairs. See “Executive and Director Compensation—Employment Agreements.” These employment agreements were not negotiated on an arm’s-length basis. We may choose not to enforce, or to enforce less vigorously, our rights under these agreements because of our desire to maintain our ongoing relationships with the individuals party to these agreements.

We have adopted policies, contained in our Code of Business Conduct and Ethics, to reduce potential conflicts of interest. Generally, our policies provide that any transaction in which any of our directors, officers, or employees has an interest must be approved by a vote of a majority of our disinterested directors. A conflict of interest may be present whenever the interests of any of our directors, officers, or employees are inconsistent with ours, including, for example, if our employees or directors (or their family members) receive improper personal benefits as a result of a position with our company, are simultaneously employed by a competitor company, or participate in a joint venture, partnership or other business arrangement with our company. We cannot assure you that these policies will be successful in eliminating the influence of conflicts of interest. These policies may be amended from time to time at the discretion of our board of directors, without a vote of our stockholders. Our Nominating and Corporate Governance Committee is responsible for applying our policies and procedures related to conflicts of interest.

Dale Francescon and Robert Francescon will devote substantially all of their full-time attention to the affairs of our company and will not conduct any homebuilding land acquisition or homebuilding activities outside of our company. In addition, although we previously acquired certain lots in Colorado and Nevada from entities managed by Dale Francescon and Robert Francescon, as described above under “Certain Relationships and Related Party Transactions—Acquisition from Entities Managed by Dale Francescon and Robert Francescon,” we do not anticipate that we will acquire additional land from Dale Francescon, Robert Francescon or any entities managed by either of them in the future. Any such acquisitions, if they occur at all, will be separately considered for approval by our independent directors.

PRINCIPAL STOCKHOLDERS

Immediately prior to the completion of this offering, there are 17,257,998 shares of our common stock outstanding. The following table sets forth the beneficial ownership of our common stock immediately prior to and immediately after the completion of this offering by:

•	each of our directors and director nominees;

•	each of our named executive officers;

•	all of our directors, director nominees and executive officers as a group; and

•	each person known by us to be the beneficial owner of 5% or more of our outstanding common stock.

To our knowledge, each person named in the table has sole voting and investment power with respect to all of the securities shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. The number of securities shown represents the number of securities the person “beneficially owns,” as determined by the rules of the SEC. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A securityholder is also deemed to be, as of any date, the beneficial owner of all securities that such securityholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement.

The percentages reflect beneficial ownership immediately prior to and immediately after the completion of this offering as determined in accordance with Rule 13d-3 under the Exchange Act and are based on 17,257,998 shares of our common stock outstanding as of the date immediately prior to the completion of this offering and                  shares of our common stock outstanding as of the date immediately following the completion of this offering. The percentages assume no exercise by the underwriters of their over-allotment option to purchase up to additional shares of our common stock in this offering within 30 days after the date of this prospectus. Except as noted below, the address for all beneficial owners in the table below is 8390 East Crescent Parkway, Suite 650, Greenwood Village, Colorado 80111.

	Amount and Nature of Beneficial Ownership
	Immediately Prior to this Offering		Immediately After this Offering
Name and Address of Beneficial Owner	Shares Owned	Percentage	Shares Owned	Percentage

Directors, Director Nominees and Named Executive Officers:

Dale Francescon(1)	2,813,000	16.3%	2,813,000		%
Robert J. Francescon(2)	2,813,000	16.3%	2,813,000		%
David Messenger	12,500	*	12,500		*
Kenneth J. Rabel	8,000	*	8,000		*
James M. Lippman	2,500	*	2,500		*
William F. Owens	2,500	*	2,500		*
Keith R. Guericke	2,500	*	2,500		*
(3)	—	—	2,500		*
(4)	—	—	2,500		*
All directors, director nominees and executive officers as a group (twelve persons)	5,666,855	32.8%	5,671,855		%

5% or more Stockholders:

Dale Francescon(1)	2,813,000	16.3%	2,813,000		%
Robert J. Francescon(2)	2,813,000	16.3%	2,813,000		%
Luxor Capital Group, LP(5)	1,613,000	9.4%			%
BlueMountain Capital Management LLC(6)	1,500,000	8.7%			%
Claren Road Asset Management, LLC(7)	1,000,000	5.8%			%

*	Represents less than 1% of the number of shares of our common stock outstanding.
(1)	Includes 2,500,000 shares of our common stock beneficially owned through Dale Francescon’s ownership interest in DARO Ventures LLC and DARO Ventures II LLC, 63,000 shares of restricted stock granted to Dale Francescon pursuant to our 2013 Long-Term Incentive Plan, and 250,000 shares of our common stock purchased in the May 2013 private offering and private placement by Dale Francescon through Arcadia Holdings at Vista Ridge, LLC and Arista Investors Colorado, LLC, entities controlled by him.
(2)	Includes 2,500,000 shares of our common stock beneficially owned through Robert Francescon’s ownership interest in DARO Ventures LLC and DARO Ventures II LLC, 63,000 shares of restricted stock granted to Robert Francescon pursuant to our 2013 Long-Term Incentive Plan, and 250,000 shares of our common stock purchased in the May 2013 private offering and private placement by Robert Francescon through Arcadia Holdings at Vista Ridge, LLC and Arista Investors Colorado, LLC, entities controlled by him.
(3)	Represents 2,500 shares of restricted stock to be granted to Mr./Ms. upon the completion of this offering pursuant to our 2013 Long-Term Incentive Plan.
(4)	Represents 2,500 shares of restricted stock to be granted to Mr./Ms. upon the completion of this offering pursuant to our 2013 Long-Term Incentive Plan.
(5)	Includes 548,440 shares of our common stock beneficially owned through Luxor Capital Partners LP, 889,456 shares of our common stock beneficially owned through Marsa A LLC, and 175,104 shares of our common stock beneficially owned through Marsa B LLC. Luxor Capital Group, LP acts as the investment manager of Luxor Capital Partners LP, Marsa A LLC, and Marsa B LLC (which we refer to collectively as the “Luxor Investors”). Luxor Management, LLC is the general partner of Luxor Capital Group, LP. Christian Leone is the managing member of Luxor Management, LLC. Luxor Capital Group, LP, Luxor Management, LLC and Christian Leone are deemed to have shared voting and investment power over the securities held by each of the Luxor Investors. The address of Luxor Capital Group, LP is 1114 Avenue of the Americas, 29th Floor, New York City, New York 10036.
(6)	Includes 852,043 shares of our common stock beneficially owned through Blue Mountain Credit Alternatives Master Fund L.P., 65,433 shares of our common stock beneficially owned through BlueMountain Kicking Horse Fund L.P., 298,035 shares of our common stock beneficially owned through BlueMountain Long/Short Credit Master Fund L.P., 203,207 shares of our common stock beneficially owned through BlueMountain Montenvers Master Fund SCA SICAV-SIF, and 81,282 shares of our common stock beneficially owned through BlueMountain Timberline Ltd.

The address of each of Blue Mountain Credit Alternatives Master Fund L.P., BlueMountain Kicking Horse Fund L.P., BlueMountain Long/Short Credit Master Fund L.P. and BlueMountain Timberline Ltd. is c/o Maples Corporate Services Limited, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

The address of BlueMountain Montenvers Master Fund SCA SICAV-SIF is 6D, Route de Treves, L-2633, Senningerberg, Grand Duschy of Luxembourg.

Blue Mountain Capital Management, LLC is the investment manager of each of Blue Mountain Credit Alternatives Master Fund L.P., BlueMountain Kicking Horse Fund L.P., BlueMountain Long/Short Credit Master Fund L.P., BlueMountain Montenvers Master Fund SCA SICAV-SIF and BlueMountain Timberline Ltd. and has sole voting and investment power of the shares, but it receives only an asset-based fee relating to such shares. Andrew Feldstein, Stephen Siderow, Alan Gerstein, Michael Liberman, Bryce Markus, Derek Smith, David Rubenstein, Peter Greatrex and Jes Staley, as members of BlueMountain Capital Management, LLC’s Investment Committee, have shared voting and investment power over the shares.

Blue Mountain CA Master Fund GP, Ltd. is the general partner of Blue Mountain Credit Alternatives Master Fund L.P. and has an indirect profits interest in the shares owned by Blue Mountain Credit Alternatives Master Fund L.P.; BlueMountain Kicking Horse Fund GP, LLC is the general partner of BlueMountain Kicking Horse Fund L.P. and has an indirect profits interest in the shares owned by BlueMountain Kicking Horse Fund L.P.; BlueMountain Long/Short Credit GP, LLC is the general partner of BlueMountain Long/Short Credit Master Fund L.P. and has an indirect profits interest in the shares owned by BlueMountain Long/Short Credit Master Fund L.P.; and BlueMountain Montenvers GP S.a.r.l. is the general partner of BlueMountain Montenvers Master Fund SCA SICAV-SIF and its affiliate Blue Mountain Montenvers Holdings, LLC has an indirect profits interest in the shares owned by BlueMountain Montenvers Master Fund SCA SICAV-SIF.

BlueMountain GP Holdings, LLC is the ultimate beneficial owner of each of Blue Mountain CA Master Fund GP, Ltd., BlueMountain Kicking Horse Fund GP, LLC, BlueMountain Long/Short Credit GP, LLC and BlueMountain Montenvers Holdings, LLC.

Blue Mountain Capital Management, LLC, BlueMountain GP Holdings, LLC, Blue Mountain CA Master Fund GP, Ltd., BlueMountain Kicking Horse Fund GP, LLC, BlueMountain Long/Short Credit GP, LLC, BlueMountain Montenvers GP S.a.r.l. and BlueMountain Montenvers Holdings, LLC disclaim such beneficial ownership, except to the extent of their pecuniary interest.

(7)	Includes 700,000 shares of our common stock beneficially owned through Claren Road Credit Master Fund, Ltd. and 300,000 shares of our common stock beneficially owned through Claren Road Credit Opportunities Master Fund, Ltd. Claren Road Asset Management, LLC serves as investment manager to Claren Road Credit Master Fund, Ltd. and Claren Road Credit Opportunities Master Fund, Ltd. Investment and voting decisions have been delegated to Messrs. John Eckerson, Sean Fahey, Brian Riano, and Albert Marino, members of Claren Road Asset Management, LLC. The address of Claren Road Asset Management, LLC is 900 Third Avenue, 29th Floor, New York, New York 10022.

SELLING STOCKHOLDERS

The following table sets forth information, as of                     , 2014, with respect to each of the selling stockholders and the shares of our common stock beneficially owned by such selling stockholder that such selling stockholders propose to offer pursuant to this prospectus. In accordance with SEC rules, the beneficial ownership of each of the selling stockholders includes:

•	all shares the selling stockholder actually owns beneficially or of record;

•	all shares over which the selling stockholder has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund); and

•	all shares the selling stockholder has the right to acquire within 60 days (such as upon exercise of options that are currently vested or which are scheduled to vest within 60 days or warrants that are immediately exercisable or exercisable within 60 days). The shares issuable under those options are treated as if they were outstanding for computing the percentage ownership of the selling stockholder holding those options but are not treated as if they were outstanding for purposes of computing percentage ownership of any other person or entity.

The shares of our common stock offered by the selling stockholders pursuant to this prospectus were originally issued and sold by us in connection with our May 2013 private offering and private placement. The term selling stockholders includes the holders of our common stock listed below and the beneficial owners of the common stock and the beneficial owners’ transferees, pledgees, donees or other successors.

Certain of the selling stockholders may be deemed to be underwriters as defined in the Securities Act. Any profits realized by the selling stockholders may be deemed to be underwriting commissions.

We have been advised that, as noted below in the footnotes to the table,                      of the selling stockholders are affiliates of broker-dealers. We have been advised that each such selling stockholder purchased shares of common stock in the ordinary course of business, not for resale, and that no such selling stockholders had, at the time of purchase, any agreements or understandings, directly or indirectly, with any person to distribute shares of our common stock. All selling stockholders are subject to Rule 105 of Regulation M and are precluded from engaging in any short selling activities prior to effectiveness of the registration statement of which this prospectus forms a part.

Except as noted below in the footnotes to the table, none of the selling stockholders have, or have had since our inception, any position, office or other material relationship with us or any of our affiliates.

Percentage ownership calculations are based on 17,257,998 shares of our common stock outstanding as of                     , 2014.

	Shares of Our Common Stock Beneficially Owned Prior to this Offering			Number of Shares of Our Common Stock to be Sold in this Offering	Immediately After this Offering
Name of Selling Stockholder	Shares	Percentage			Shares Owned	Percentage
			%				%
			%				%
			%				%
			%				%
			%				%

*	Represents less than 1% of the number of shares of our common stock outstanding.
(1)
(2)

DESCRIPTION OF CAPITAL STOCK

General

Our predecessor entity was formed as a Colorado limited liability company in August 2002, and we converted into a Delaware corporation pursuant to the DGCL on April 30, 2013. Our authorized capital stock consists of 100,000,000 shares of common stock, par value of $0.01, and 50,000,000 shares of preferred stock. Immediately prior to this offering, there are 17,257,998 shares of our common stock outstanding. Upon the completion of this offering, as a result of the issuance of                  shares in this offering, there will be                  shares of our common stock issued and outstanding, and no shares of preferred stock issued and outstanding.

Common Stock

Each holder of our common stock is entitled to one vote per each share on all matters to be voted upon by the common stockholders, and there are no cumulative voting rights. Subject to applicable law and the rights, if any, of the holders of outstanding shares of any series of preferred stock we may designate and issue in the future, holders of our common stock shall be entitled to vote on all matters on which stockholders generally are entitled to vote. Subject to the rights, if any, of the holders of outstanding shares of any series of preferred stock we may designate and issue in the future, holders of our common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of our company, subject to the rights, if any, of the holders of outstanding shares of any series of preferred stock we may designate and issue in the future, holders of our common stock would be entitled to ratable distribution of our assets remaining after the payment in full of our liabilities.

Under the terms of our charter, the holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All currently outstanding shares of our common stock are fully paid and non-assessable. The rights of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

We intend to apply to list the shares of our common stock on the New York Stock Exchange under the symbol “            .”

Preferred Stock

Our charter provides that our board of directors is expressly authorized to provide for the issuance of shares of preferred stock in one or more series and, by filing a certificate of designation pursuant to the applicable law of the State of Delaware (which we refer to as a “preferred stock designation”), to establish from time to time for each such series the number of shares to be included in each such series and to fix the designations, powers, rights and preferences of the shares of each such series, if any, and the qualifications, limitations and restrictions, if any, thereof. The authority of our board of directors with respect to each series of preferred stock includes, but is not limited to, establishing the following:

•	the designation of the series, which may be by distinguishing number, letter or title;

•	the number of shares of the series, which number our board of directors may thereafter (except where otherwise provided in the preferred stock designation) increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares thereof then outstanding);

•	whether dividends, if any, shall be paid, and, if paid, the date or dates upon which, or other times at which, such dividends shall be payable, whether such dividends shall be cumulative or noncumulative, the rate of such dividends (which may be variable) and the relative preference in payment of dividends of such series;

•	the redemption provisions and price or prices, if any, for shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, or dissolution of our company; and

•	whether the shares of the series shall be convertible into or exchangeable for shares of any other class or series of our company, and, if so, the specification of such other class or series, the conversion price or prices, or rate or rates, any adjustments thereto, the date or dates on which such shares shall be convertible and all other terms and conditions upon which such conversion may be made.

Certain Provisions of Delaware Law and of our Charter and Bylaws

The following summary of certain provisions of the DGCL and of our charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to the DGCL and our charter and bylaws. See “Available Information” for how to obtain copies of our charter and bylaws.

Our Board of Directors

Our bylaws provide that the number of directors of our company will be fixed from time to time exclusively by action of our board of directors. Our charter and bylaws provide that, subject to applicable law, the rights, if any, of holders of any series of preferred stock and the rights of stockholders to fill any vacancy that results from the removal of a director at a special election meeting as described under “—Removal of Directors” below, newly created directorships resulting from any increase in the authorized number of directors, and any vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may only be filled by the majority vote of the remaining directors in office, even if less than a quorum is present.

Pursuant to our bylaws, each member of our board of directors who is elected at our annual meeting of our stockholders, and each director who is elected in the interim to fill vacancies and newly created directorships, will hold office until the next annual meeting of our stockholders and until his or her successor is elected and qualified. Pursuant to our bylaws, directors will be elected by a plurality of votes cast by the shares present in person or by proxy at a meeting of stockholders and entitled to vote thereon, a quorum being present at such meeting.

Removal of Directors

Our charter provides that, subject to the rights, if any, of holders of one or more classes or series of preferred stock, any director may be removed from office at any time, but only by the affirmative vote of the holders of 66 2/3% of the voting power of our capital stock entitled to vote generally in the election of directors. Except as described below, this provision, when coupled with the exclusive power of our board of directors to fill vacant directorships, precludes stockholders from removing incumbent directors except with the affirmative vote of the holders of 66 2/3% of the voting power of our capital stock entitled to vote generally in the election of directors and from filling the vacancies created by such removal.

We entered into a registration rights agreement in connection with our May 2013 private offering and private placement. We may be required by the registration rights agreement and our bylaws to hold a special meeting of our stockholders for the purpose of considering and voting on the removal of our directors then in office and electing the successors of any directors so removed (which we refer to as a “special election meeting”) unless the requirement is waived or deferred in accordance with the registration rights agreement and our bylaws. At such a special election meeting, a director may be removed with or without cause by the affirmative vote of holders of a majority of the voting power of our capital stock entitled to vote generally in the election of directors. This requirement for a special election meeting should no longer be applicable upon completion of this offering. See also “—Bylaw Amendments” below.

Meetings of Stockholders

Pursuant to our bylaws, an annual meeting of our stockholders for the purpose of the election of directors and the transaction of any other business will be held on a date and at the time and place, if any, determined by our board of directors. Each of our directors is elected by our stockholders to serve until the next annual meeting and until his or her successor is duly elected and qualified. In addition, our board of directors, the chairman of our board of directors, our chief executive officer or our president may call a special meeting of our stockholders for any purpose, but business transacted at any special meeting of our stockholders shall be limited to the purposes stated in the notice of such meeting. In addition, we will be required to hold a special election meeting under the circumstances described above under “—Removal of Directors.”

Elimination of Stockholder Action by Written Consent.

Our charter expressly eliminates the right of our stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of our stockholders.

Charter Amendments

Unless a higher vote is required by its certificate of incorporation, the affirmative vote of a majority of the outstanding stock entitled to vote is required to amend a Delaware corporation’s certificate of incorporation. However, amendments which make changes relating to the capital stock by increasing or decreasing the par value or the aggregate number of authorized shares of a class, or by altering or changing the powers, preferences or special rights of a class so as to affect them adversely, also require the affirmative vote of a majority of the outstanding shares of such class, even though such class would not otherwise have voting rights.

Pursuant to our charter, in addition to any votes required by applicable law and subject to the express rights, if any, of the holders of any series of preferred stock, the affirmative vote of the holders of at least 66 2/3% of the voting power of our capital stock entitled to vote generally in the election of directors shall be required to amend, modify or repeal any provision, or adopt any new or additional provision, in a manner inconsistent with our charter provisions relating to the removal of directors, exculpation of directors, indemnification, the prohibition against stockholders acting by written consent and the vote of our stockholders required to amend our bylaws. In addition, pursuant to our charter, we reserve the right at any time and from time to time to amend, modify or repeal any provision contained in our charter, and any other provision authorized by Delaware law in force at such time may be added in the manner prescribed by our charter or by applicable law, and all rights, preferences and privileges conferred upon stockholders, directors or any other persons pursuant to the charter are granted subject to the foregoing reservation of rights. Notwithstanding the foregoing, no amendment, modification or repeal to our charter provisions relating to indemnification or the exculpation of directors shall adversely affect any right or protection existing under our charter immediately prior to such amendment, modification or repeal.

Bylaw Amendments

Our board of directors has the power to amend, modify or repeal our bylaws or adopt any new provision authorized by the laws of the State of Delaware in force at such time. Under our charter, the stockholders have the power to amend, modify or repeal our bylaws, or adopt any new provision authorized by the laws of the State of Delaware in force at such time, at a duly called meeting of the stockholders, solely with, notwithstanding any other provisions of our bylaws or any provision of law which might otherwise permit a lesser vote or no vote, the affirmative vote of 66 2/3% of the voting power of our capital stock enabled to vote generally.

Pursuant to our bylaws, we are required to hold a special meeting of our stockholders for the purpose of considering and voting on the removal of our directors then in office and electing the successors of any directors so removed (a special election meeting) if, prior to June 30, 2014, the resale shelf registration statement we are required to file with the SEC pursuant to the registration rights agreement has not been declared effective by the SEC or the shares sold in this offering have not been listed for trading on a national securities exchange. This requirement for a special election meeting should no longer be applicable upon completion of this offering. See also “—Removal of Directors” above.

Advance Notice of Director Nominations and New Business

Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of other business to be considered by our stockholders at an annual meeting of stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors or (3) by a stockholder who was a stockholder of record both at the time such stockholder gives the Company the requisite notice of such nomination or business and at the time of the meeting, who is entitled to vote at the meeting and who has complied with the notice procedures set forth in our bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee or business proposal, as applicable.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of persons for election to our board of directors may be made at a special meeting of stockholders at which directors are to be elected only (1) by or at the direction of our board of directors or (2) provided that our board of directors has determined that a purpose of the special meeting is to elect directors, by a stockholder who was a stockholder of record both at the time such stockholder gives the Company the requisite notice of such nomination or business and at the time of the special meeting, who is entitled to vote at the meeting and upon such election and who has complied with the notice procedures set forth in our bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee.

Anti-Takeover Provisions

Our charter and bylaws and Delaware law contain provisions that may delay or prevent a transaction or a change in control of our company that might involve a premium paid for shares of our common stock or otherwise be in the best interests of our stockholders, which could adversely affect the market price of our common stock. Certain of these provisions are described below.

Selected provisions of our charter and bylaws. Our charter and/or bylaws contain anti-takeover provisions that:

•	authorize our board of directors, without further action by the stockholders, to issue up to 50 million shares of preferred stock in one or more series, and with respect to each series, to fix the number of shares constituting that series, the powers, rights and preferences of the shares of that series, and the qualifications, limitations and restrictions of that series;

•	require that actions to be taken by our stockholders may be taken only at an annual or special meeting of our stockholders and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairman of our board of directors, our chief executive officer, or our president;

•	provide that our bylaws may be amended by our board of directors without stockholder approval;

•	provide that directors may be removed from office only by the affirmative vote of the holders of 66 2/3% of the voting power of our capital stock entitled to vote generally in the election of directors;

•	provide that vacancies on our board of directors or newly created directorships resulting from an increase in the number of our directors may be filled only by a vote of a majority of directors then in office, even though less than a quorum;

•	provide that, subject to the express rights, if any, of the holders of any series of preferred stock, any amendment, modification or repeal of, or the adoption of any new or additional provision, inconsistent with our charter provisions relating to the removal of directors, exculpation of directors, indemnification, the prohibition against stockholder action by written consent, and the vote of our stockholders required to amend our bylaws requires the affirmative vote of the holders of at least 66 2/3% of the voting power of our capital stock entitled to vote generally in the election of directors;

•	provide that the stockholders may amend, modify or repeal our bylaws, or adopt new or additional provisions of our bylaws, only with the affirmative vote of 66 2/3% of the voting power of our capital stock entitled to vote generally; and

•	establish advance notice procedures for stockholders to submit nominations of candidates for election to our board of directors and other proposals to be brought before a stockholders meeting.

Delaware Anti-Takeover Statute. In our charter we elected to be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of a corporation’s voting stock or is our affiliate or associate and was the owner of 15% or more of our outstanding voting stock at any time within the three-year period immediately before the date of determination. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Limitations on Liability, Indemnification of Officers and Directors and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, subject to certain exceptions, by provision of the corporation’s certificate of incorporation. Our charter contains a provision eliminating the personal liability of our directors to the fullest extent permitted by the DGCL. In addition, our charter includes provisions that require us to indemnify, to the fullest extent allowable under the DGCL, our directors and officers for monetary damages for actions taken as our director or officer, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our charter also provides that we must advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL.

We are also expressly authorized by the DGCL to carry directors’ and officers’ insurance to protect us, our directors, officers and certain employees for some liabilities. The limitation of liability and indemnification and advancements provisions in our charter and bylaws, respectively, may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, our charter provision eliminating the personal liability of our directors to the fullest extent permitted by the DGCL does not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s fiduciary duties, including the duty of care. The indemnification provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a derivative or direct suit, we pay the litigation costs of our directors and officers and the costs of settlement and damage awards against directors and officers pursuant to these indemnification and advancements provisions. There is currently no pending material litigation or proceeding against any of our directors, officers or employees for which indemnification or advancement is sought.

We maintain standard policies of insurance that provide coverage (i) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (ii) to us with respect to indemnification and advancements payments that we may make to such directors and officers.

We have entered into an indemnification agreement with each of our officers and directors. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our charter and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Insofar as the above described indemnification provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we understand that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock will be available for future issuance without your approval. We may use additional shares for a variety of purposes, including future offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

We have retained American Stock Transfer & Trust Company, LLC as the transfer agent and registrar for our common stock.

Registration Rights Agreement

In connection with our May 2013 private offering and private placement of our common stock, we entered into a registration rights agreement with FBR Capital Markets & Co., as the initial purchaser and placement agent, acting for itself and for the benefit of the purchasers of our common stock in our May 2013 private offering and private placement.

Under the registration rights agreement, we agreed, at our expense, to use our commercially reasonable efforts to file with the SEC as soon as reasonably practicable following the completion of the May 2013 private offering and private placement, but in no event later than December 31, 2013, a shelf registration statement registering for resale all of the shares of our common stock sold in our May 2013 private offering and private placement that are not sold by the selling stockholders in this offering (which we refer to as the “registrable shares”), plus any additional shares of common stock issued in respect thereof whether by stock dividend, stock distribution, stock split, or otherwise. We refer to this registration statement as the “resale shelf registration statement.” We are obligated to use our commercially reasonable efforts to cause the resale shelf registration statement to be declared effective by the SEC under the Securities Act as promptly as practicable after the filing (such time of effectiveness may be deferred until up to 60 days after completion of this offering), but in any event prior to June 30, 2014, and to maintain the resale shelf registration statement continuously effective under the Securities Act, subject to certain permitted blackout periods, until the first to occur of:

•	the date on which the registrable shares covered by the resale shelf registration statement have been resold in accordance with the resale shelf registration statement;

•	the date on which the registrable shares covered by the resale shelf registration statement have been transferred pursuant to Rule 144 (or any successor or analogous rule) under the Securities Act; and

•	the date on which the registrable shares covered by the resale shelf registration statement have been sold to us or cease to be outstanding.

We have filed with the SEC a registration statement on Form S-1 for this offering and for the resale of the registrable shares that are not sold by the selling stockholders in this offering, and this prospectus forms a part of that registration statement, which is considered the resale shelf registration statement.

In addition, if the SEC declares the resale shelf registration statement effective on or before June 30, 2014, then we will pay each of Dale Francescon, Robert Francescon and David Messenger, if he is then employed by us, a cash bonus of $250,000, $250,000 and $125,000, respectively. Each of Dale Francescon, Robert Francescon and David Messenger should earn this bonus upon completion of this offering.

However, if, prior to June 30, 2014, the resale shelf registration statement has not been declared effective by the SEC or our common stock has not been listed for trading on a national securities exchange, then the registration rights agreement and our bylaws require that we hold a special meeting of our stockholders for the purpose of considering and voting on the removal of our directors then in office and electing the successors of any directors so removed, unless the requirement is waived or deferred in accordance with the registration rights agreement and our bylaws. This requirement for a special election meeting should no longer be applicable upon completion of this offering.

All holders of the registrable shares and each of their respective direct and indirect transferees may elect to participate in this offering as selling stockholders, subject to:

•	execution of a customary underwriting agreement; completion and execution of any questionnaires, powers of attorney, indemnities, custody agreements, securities escrow agreements and other documents, including opinions of counsel, reasonably required under the terms of such underwriting agreement; and provision to us of such information as we may reasonably request in writing for inclusion in the registration statement of which this prospectus forms a part;

•	compliance with the registration rights agreement;

•	cutback rights on the part of the underwriters; and

•	other conditions and limitations that may be imposed by the underwriters.

In connection with our May 2013 private offering and private placement, the selling stockholders have agreed with us not to directly or indirectly sell, offer to sell, grant any option or otherwise transfer or dispose of any shares of our common stock (other than the shares of our common stock the selling stockholders are selling in this offering) for 180 days after the date of this prospectus, in the case of the selling stockholders in this offering, or 60 days after the date of this prospectus, in the case of stockholders who are not selling shares of our common stock in this offering. We have agreed not to waive or otherwise modify that agreement without the prior written consent of the representatives of the underwriters.

We have agreed to indemnify the selling stockholders for certain violations of federal or state securities laws in connection with any registration statement in which the selling stockholders sell their shares of our common stock pursuant to these registration rights.

The preceding summary of certain provisions of the registration rights agreement is not intended to be complete, and is subject to, and qualified in its entirety by reference to, all of the provisions of the registration rights agreement, the form of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon the completion of this offering, as a result of the issuance of                  shares in this offering, there will be                  shares of our common stock issued and outstanding (                 shares if the underwriters exercise in full their over-allotment option to purchase                  additional shares of our common stock in this offering).

Of the total number of shares of our common stock to be issued and outstanding upon completion of this offering:

•	shares are being offered and sold in this offering ( shares if the underwriters exercise in full their over-allotment option to purchase additional shares of our common stock in this offering). These shares will be freely transferable without restriction or further registration under the Securities Act, except that any shares held or acquired by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, will be subject to the volume limitations and other restrictions of Rule 144 described below;

•	up to shares will be registered for resale on a continuous basis pursuant to the resale shelf registration statement we have filed with the SEC as part of the registration statement of which this prospectus forms a part. These shares will be freely transferable without restriction or further registration under the Securities Act, except that any shares held or acquired by our affiliates will be subject to the volume limitations and other restrictions of Rule 144 described below. In addition, these shares are subject to a lock-up agreement for 60 days after the date of this prospectus (or 180 days in the case of any such shares held by the selling stockholders and our officers and directors); and

•	the remaining shares have not been registered and may be “restricted” securities within the meaning of Rule 144 under the Securities Act. These shares may not be sold unless they are registered under the Securities Act or the restrictions under Rule 144 have lapsed or another exemption from registration is available. In addition, these shares are subject to lock-up agreements for 60 days after the date of this prospectus (or 180 days in the case of any such shares held by the selling stockholders and our officers and directors).

Prior to this offering, there has been no public market for shares of our common stock. Although we intend to apply to list the shares of our common stock on the New York Stock Exchange under the symbol “            ,” an active trading market for the shares of our common stock may never develop or if one develops, it may not be sustained following this offering. No assurance can be given as to the likelihood that an active trading market for our common stock will develop, the liquidity of any such market, the ability of our stockholders to sell their shares or the prices that our stockholders may obtain for any of their shares. No prediction can be made as to the effect, if any, that future sales of shares of our common stock, or the availability of shares of our common stock for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may affect adversely prevailing market prices of our common stock. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock.”

Rule 144

After giving effect to this offering,                  shares of our outstanding common stock will be “restricted” securities under the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned shares considered to be restricted securities under Rule 144 for at least six months would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned shares considered to be restricted securities under Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

An affiliate of ours who has beneficially owned shares of our common stock for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and have filed all required reports during that time period. Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

2013 Long-Term Incentive Plan

We have adopted an equity incentive plan. The number of shares of our common stock that may be issued under our 2013 Long-Term Incentive Plan is 1,050,000 shares.

We have previously granted an aggregate of 166,855 shares of restricted stock to our executive officers and directors, and upon or immediately after the completion of this offering, we expect to grant an aggregate of 5,000 shares of restricted stock to our director nominees pursuant to our 2013 Long-Term Incentive Plan. We expect to have an additional 862,002 shares of our common stock reserved for future issuance under our 2013 Long-Term Incentive Plan, comprised of an aggregate of 630,000 shares which may be issued in connection with incentive stock options and an aggregate of 232,002 shares which may be issued as restricted stock. For a description of our 2013 Long-Term Incentive Plan and the initial awards to be made pursuant to such plan, see “Executive and Director Compensation—2013 Long-Term Incentive Plan.”

Subsequent to the effectiveness of the registration statement of which this prospectus forms a part, we intend to file a registration statement on Form S-8 to register the total number of shares of our common stock that may be issued under our 2013 Long-Term Incentive Plan, including the shares of restricted stock granted to our executive officers, directors and director nominees, as well as the options to purchase shares of our common stock to be granted to our executive officers.

Lock-Up Periods

For a description of certain lock-up periods, see “Description of Capital Stock—Registration Rights Agreement” and “Underwriting.”

CERTAIN MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material United States federal income tax consequences to you of the acquisition, ownership and disposition of shares of our common stock offered pursuant to this prospectus. This discussion is not a complete analysis of all of the potential United States federal income tax consequences relating thereto, and, except as otherwise specifically provided herein, it does not address any estate and gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other United States federal tax laws. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (which we refer to as the “IRS”) all as in effect as of the date of this prospectus. These authorities may change, possibly retroactively, resulting in United States federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of the shares of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to holders who purchase shares of our common stock pursuant to this prospectus and who hold the shares of our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the United States federal income tax laws, including, without limitation:

•	financial institutions, banks and thrifts;

•	insurance companies;

•	tax-exempt organizations;

•	“S” corporations, partnerships or other pass-through entities;

•	traders in securities that elect to mark to market;

•	regulated investment companies and real estate investment trusts;

•	broker-dealers or dealers in securities or currencies;

•	United States expatriates;

•	persons subject to the alternative minimum tax;

•	persons holding our stock as a hedge against currency risks or as a position in a straddle; or

•	U.S. holders (as defined below) whose functional currency is not the United States dollar.

If a partnership (or other entity taxed as a partnership for United States federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, upon the activities of the partnership, and upon certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the specific United States federal income tax consequences to them.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF SHARES OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER UNITED STATES FEDERAL TAX LAWS.

For purposes of this discussion, a “U.S. holder” is any beneficial owner of shares of our common stock who, for United States federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or of any state or in the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust has a valid election in place to be treated as a United States person.

A “non-U.S. holder” is any beneficial owner of our common stock that is neither a “U.S. holder” nor an entity treated as a partnership for United States federal income tax purposes.

Taxation of U.S. Holders

Distributions on Shares of Our Common Stock. If we make cash or other property distributions on shares of our common stock, such distributions generally will constitute dividends for United States federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined under United States federal income tax principles. Subject to certain limitations, these distributions may be eligible for the dividends-received deduction in the case of U.S. holders that are corporations. In general, a dividend distribution to a corporate U.S. holder may qualify for the 70% dividends received deduction if the U.S. holder owns less than 20% of the voting power and value of our stock. Dividends paid to non-corporate U.S. holders generally will qualify for taxation at special rates as “qualified dividends” if such U.S. holder meets certain holding period and other applicable requirements. The special rate will not, however, apply to dividends received to the extent that the U.S. holder elects to treat dividends as “investment income,” which may be offset by investment expense.

Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and will first be applied against and reduce a U.S. holder’s tax basis in the shares of our common stock, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a U.S. holder’s tax basis in its shares of our common stock will be taxable as capital gain realized on the sale or other disposition of the shares of our common stock and will be treated as described under “—Sale or Other Taxable Dispositions of Shares of Our Common Stock” below.

Sale or Other Taxable Dispositions of Shares of Our Common Stock. If a U.S. holder sells or disposes of shares of our common stock, such U.S. holder generally will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the U.S. holder’s adjusted basis in the shares of our common stock for United States federal income tax purposes. This gain or loss generally will be long-term capital gain or loss if the U.S. holder has held the shares of our common stock for more than one year. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting. Information reporting will generally apply to noncorporate U.S. holders with respect to payments of dividends on shares of our common stock and to certain payments of proceeds on the sale or other disposition of shares of our common stock. Certain noncorporate U.S. holders may be subject to U.S. backup withholding on payments of dividends on shares of our common stock and certain payments of proceeds on the sale or other disposition of shares of our common stock unless the beneficial owner of shares of our common stock furnishes the payor or its agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding.

U.S. backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against a U.S. holder’s United States federal income tax liability, which may entitle the U.S. holder to a refund, provided the U.S. holder timely furnishes the required information to the IRS.

Medicare Tax. For taxable years beginning after December 31, 2012, a U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000 depending on the individual’s circumstances). Net investment income generally includes dividends, and net gains from the disposition of common stock, unless such income or gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. holder that is an individual, estate or trust should consult its tax advisor regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our common stock.

Taxation of Non-U.S. Holders

Distributions on Shares of Our Common Stock. Distributions that are treated as dividends (see “—Taxation of U.S. Holders—Distributions on Shares of Our Common Stock”) generally will be subject to United States federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such non-U.S. holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated as required by law. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds shares of our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the shares of our common stock are effectively connected with such non-U.S. holder’s United States trade or business (and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from United States federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Any dividends paid on shares of our common stock that are effectively connected with a non-U.S. holder’s United States trade or business (and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to United States federal income tax on a net income basis at the regular graduated United States federal income tax rates in much the same manner as if such non-U.S. holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Sale or Other Taxable Dispositions of Shares of Our Common Stock. Subject to the discussion of backup withholding and withholding tax relating to foreign accounts below, a non-U.S. holder generally will not be subject to United States federal income tax for gain recognized on a sale or other disposition of common stock unless one of the following conditions is satisfied:

•	the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if an income tax treaty applies, is attributable to a permanent establishment maintained in the United States by such non-U.S. holder). The non-U.S. holder will, unless an applicable treaty provides otherwise, be taxed on its net gain derived from the sale or other disposition under regular graduated U.S. federal income tax rates. Effectively connected gains realized by a corporate non-U.S. holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate as may be specified by an applicable income tax treaty;

•	in the case of a non-U.S. holder who is an individual and holds the common stock as a capital asset, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions exist; or

•	we are deemed to be a “United States real property holding corporation” (which we refer to as “USRPHC”) for U.S. federal income tax purposes within the shorter of the five-year period preceding such disposition or such non-U.S. holding period.

With respect to the third bullet point above, because of our holdings of United States real property interests, we believe we are a USRPHC for United States federal income tax purposes. Because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests, it is possible we may not remain a USRPHC in the future. Assuming that we will remain a USRPHC, a non-U.S. holder would be subject to regular United States federal income tax with respect to gain realized on the sale of our shares in the same manner as a taxable U.S. holder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, the purchaser of the stock would generally be required to withhold and remit to the IRS 10% of the purchase price payable to such non-U.S. holder. A non-U.S. holder also will be required to file a U.S. federal income tax return for any taxable year in which it realizes a gain from the disposition of our common stock that is subject to U.S. federal income tax.

Under currently effective United States Treasury Regulations, as a USRPHC, if a class of our stock is regularly traded on an established securities market (such as the New York Stock Exchange), such stock will be treated as a USRPI only with respect to a non-U.S. holder that actually or constructively holds more than five percent of such class of stock at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period for such stock. We anticipate that our common stock will be regularly traded on an established securities market following this offering. However, no assurance can be given in this regard and no assurance can be given that our common stock will remain regularly traded in the future.

Non-U.S. holders should consult their tax advisors concerning the consequences of selling or otherwise disposing of shares of our common stock.

Backup Withholding Tax and Information Reporting. We must report annually to each non-U.S. holder of shares of our common stock and to the IRS the amount of payments on the shares of our common stock paid to such non-U.S. holder and the amount of any tax withheld with respect to those payments. These information reporting requirements apply even if no withholding was required because the payments were effectively connected with the non-U.S. holder’s conduct of a United States trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, however, generally will not apply to distribution payments to a non-U.S. holder of shares of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax Relating to Foreign Accounts. On March 18, 2010, President Obama signed the Foreign Account Tax Compliance Act (which we refer to as “FATCA”), which provides that a 30% withholding tax will be imposed on certain payments (including dividends as well as gross proceeds from sales of stock giving rise to such dividends) made to a foreign entity if such entity fails to satisfy certain new disclosure and reporting rules. FATCA generally requires that (i) in the case of a foreign financial institution (defined broadly to include a bank, certain insurance companies, a hedge fund, a private equity fund, a mutual fund, a securitization vehicle or other investment vehicle), the entity identifies and provides information in respect of financial accounts with such entity held (directly or indirectly) by U.S. persons and U.S.-owned foreign entities and (ii) in the case of a non-financial foreign entity, the entity identifies and provides information in respect of substantial U.S. owners of such entity.

The IRS has released final regulations generally providing that FATCA withholding will not apply with respect to payments of U.S. source fixed or determinable annual or periodic (FDAP), such as dividends, made prior to June 30, 2014, and that FATCA withholding on gross proceeds and on pass-through payments will not be imposed with respect to payments made prior to January 1, 2017. The United States Treasury is also in the process of signing Intergovernmental Agreements with other countries to implement the exchange of information required under FATCA. Investors that invest in the Fund through an account maintained at a non-U.S. financial institution are strongly encouraged to consult with their own tax advisors regarding the potential application and impact of FATCA and any Intergovernmental Agreement between the United States and their home jurisdiction in connection with FATCA compliance.

UNDERWRITING

We and the selling stockholders have entered into an underwriting agreement with FBR Capital Markets & Co., as representative of the underwriters named below, with respect to the shares subject to this offering. Subject to the terms and conditions in the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has agreed to purchase from us and the selling stockholders on a firm commitment basis, the respective number of shares of our common stock set forth opposite its name in the table below:

Underwriters	Number of Shares
FBR Capital Markets & Co.

Total

The underwriting agreement provides that the obligation of the underwriters to purchase all of the shares being offered to the public is subject to approval of legal matters by counsel and the satisfaction of other conditions. These conditions include, among others, the continued accuracy of representations and warranties made by us and the selling stockholders in the underwriting agreement, delivery of legal opinions and the absence of any material changes in our assets, business or prospects after the date of this prospectus. The underwriters are obligated to purchase all of our shares in this offering, other than those covered by the over-allotment option described below, if they purchase any of our shares.

The representatives of the underwriters have advised us that the underwriters propose to offer the common stock directly to the public at the public offering prices listed on the cover page of this prospectus and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $         per share for the common stock. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $         per share for the common stock to brokers and dealers. After the completion of the offering, the underwriters may change the offering price and other selling terms.

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriters or other indemnified parties may be required to make in respect of any such liabilities.

Commissions and Expenses

The following table provides information regarding the amount of the underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares to cover over-allotments, if any.

Total
	Per Share	Without Over-Allotment	With Over-Allotment
$ in thousands
Underwriting discount paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$
Underwriting discount paid by the selling stockholders	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

We will apply to have our common stock listed on the New York Stock Exchange under the symbol “            .”

Over-Allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of                  additional shares, consisting of                  additional shares of common stock from us, to cover over-allotments, if any. If the underwriters exercise all or part of this option, each underwriter will be obligated to purchase its proportionate number of shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount and non-accountable expense reimbursement of      % of the gross proceeds from the sale of such additional securities.

Lock-Up Agreements

Our executive officers and directors and certain of our significant stockholders have agreed to a 180-day “lock-up” from the date of this prospectus relating to shares of our common stock that they beneficially own, including the issuance of common stock upon the exercise of currently outstanding options and options which may be issued. This means that, for a period of 180 days following the date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the representatives, subject to certain exceptions, including (i) pursuant to the exercise and issuance of options, (ii) as a bona fide gift, (iii) to any trust for the benefit of such persons or their families, (iv) as a distribution to stockholders, partners or members of such persons, (v) any transfer required under any benefit plans or our bylaws, (vi) as required by participants in our amended and restated stock incentive plan for tax purposes, (vii) as collateral for any loan, or (viii) with respect to sales of securities acquired in the open market after the purchase of the 144A/Regulation S shares by FBR Capital Markets & Co.; provided that, where applicable, the recipients of the shares agree to be bound by the restrictions included in the lock-up agreements. The lock-up period described in the preceding sentence will be extended if (1) during the last 17 days of the lock-up period, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the initial lock-up period, we announce that we will release earnings results during the 15-day period following the last day of the initial lock-up period, in which case the lock-up period automatically will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the public announcement regarding the material news or the occurrence of the material event, as applicable, unless the representatives waive, in writing, such extension.

In addition, the underwriting agreement provides that we will not, for a period of 180 days following the date of this prospectus, offer, sell or distribute any of our securities, without the prior written consent of the underwriters.

Stabilization

Until the distribution of the securities offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our common stock. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our common stock. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•	Stabilizing transactions permit bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, so long as stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares of common stock that they may purchase in the over-allotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares of our common stock in the open market.

•	Covering transactions involve the purchase of securities in the open market after the distribution has been completed in order to cover short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. If the underwriters sell more shares of common stock than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the securities originally sold by the selected dealer are purchased in a stabilizing or syndicate covering transaction.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our common stock. As a result, the price of our securities may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our securities. These transactions may occur on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

This prospectus may be made available in electronic format on Internet sites or through other online services maintained by the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. Other than this prospectus in electronic format, any information on the underwriters’ or their affiliates’ websites and any information contained in any other website maintained by the underwriters or any affiliate of the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area (EEA) which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(A)	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(B)	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to and is only directed at persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, and/or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom who is not a relevant person should not act or rely on this document or any of its contents.

Each underwriter has represented, warranted and agreed that:

(A)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or the FSMA) received by it in connection with the issue or sale of the Shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(B)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Germany

Any offer or solicitation of securities within Germany must be in full compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz—WpPG). The offer and solicitation of securities to the public in Germany requires the publication of a prospectus that has to be filed with and approved by the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin). This prospectus has not been and will not be submitted for filing and approval to the BaFin and, consequently, will not be published. Therefore, this prospectus does not constitute a public offer under the German Securities Prospectus Act (Wertpapierprospektgesetz). This prospectus and any other document relating to our common stock, as well as any information contained therein, must therefore not be supplied to the public in Germany or used in connection with any offer for subscription of our common stock to the public in Germany, any public marketing of our common stock or any public solicitation for offers to subscribe for or otherwise acquire our common stock. This prospectus and other offering materials relating to the offer of our common stock are strictly confidential and may not be distributed to any person or entity other than the designated recipients hereof.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

LEGAL MATTERS

Certain legal matters in connection with this offering, including the validity of the shares of our common stock offered hereby, will be passed upon for us by Greenberg Traurig, LLP, Los Angeles, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP, Los Angeles, California.                      has acted as counsel to the selling stockholders.

EXPERTS

The consolidated financial statements of Century Communities, Inc. and our predecessor Century Communities Colorado, LLC as of and for the years ended December 31, 2012 and 2011 have been audited by BKD, LLP, independent registered accounting firm, as stated in their report appearing herein. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on BKD, LLP’s report, given on its authority as an expert in accounting and auditing.

Unless otherwise indicated, all statistical and economic market data included in this prospectus, and in particular in the sections entitled “Summary,” “Market Opportunity” and “Our Business,” is derived from a market study prepared for us in connection with this offering by JBREC, an independent research provider and consulting firm, and is included in this prospectus in reliance on JBREC’s authority as an expert on such matters. We have paid JBREC a fee of $37,500 for its services, plus an amount charged at an hourly rate for additional information we may require from JBREC from time to time in connection with its services.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of our common stock being offered by this prospectus. This prospectus, which constitutes part of that registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. Some items included in the registration statement are omitted from the prospectus in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered in this prospectus, we refer you to the registration statement and the accompanying exhibits.

A copy of the registration statement and the accompanying exhibits and any other document we file may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from this office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference facilities in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are available to the public from the SEC’s website at www.sec.gov.

Upon the completion of this offering, we will be subject to the information and periodic reporting requirements of the Exchange Act, applicable to a company with securities registered pursuant to Section 12 of the Exchange Act. In accordance therewith, we will file proxy statements, periodic information and other information with the SEC. All documents filed with the SEC are available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.centurycommunities.com. You may access our reports, proxy statements and other information free of charge at this website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this prospectus.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders

Century Communities Colorado, LLC & Affiliates

Greenwood Village, Colorado

We have audited the accompanying consolidated balance sheets of Century Communities Colorado LLC & Affiliates as of December 31, 2012, and 2011, and the related consolidated statements of operations, members’ capital and cash flows for each of the years in the two-year period ended December 31, 2012. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Century Communities Colorado LLC & Affiliates as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

As more fully discussed in Note 15 to the financial statements, the Company has changed its method of accounting for inventory purchased from entities under common control in 2012 and 2011.

As more fully discussed in Note 15 to the financial statements, the 2012 and 2011 financial statements have been restated to correct certain misstatements.

/s/ BKD, LLP

February 12, 2014

Denver, Colorado

Century Communities Colorado, LLC & Affiliates

Consolidated Balance Sheets

As of December 31, 2012 and 2011

	As of December 31,
	2012	2011
	As Restated	As Restated
Assets
Cash and cash equivalents	$4,356,896	$5,842,801
Cash held in trust	2,917,010	—
Accounts receivable	896,674	68,114
Inventories	75,315,840	47,929,640
Prepaid expenses and other assets	2,056,883	1,961,670
Property and equipment, net	2,517,285	1,873,765
Investment in unconsolidated variable interest entity	—	2,301,803
Assets of consolidated variable interest entities:
Cash and cash equivalents	623,623	22,971
Inventories	1,989,747	2,400,829

Total Assets	$90,673,958	$62,401,593

Liabilities and Members’ Capital
Liabilities
Accounts payable	$2,459,211	$1,307,083
Accrued expenses and other liabilities	19,094,573	11,249,447
Payable to affiliates	95,129	—
Notes payable and revolving loan agreement	33,206,242	8,174,267
Note payable to related party	—	1,853,890
Subordinated obligation due to member	11,244,363	11,244,363
Liabilities of consolidated variable interest entities:
Accrued expenses	13,399	42,434

Total liabilities	66,112,917	33,871,484

Members’ Capital
Members’ capital before noncontrolling interests	22,059,610	26,314,509
Noncontrolling interests	2,501,431	2,215,600

Total Members’ Capital	24,561,041	28,530,109

Total Liabilities and Members’ Capital	$90,673,958	$62,401,593

See Notes to Consolidated Financial Statements

Century Communities Colorado, LLC & Affiliates

Consolidated Statements of Operations

For the Years Ended December 31, 2012 and 2011

	2012	2011
	As Restated	As Restated
Home sales revenues	$96,029,582	$70,365,841
Cost of sales	75,447,563	52,887,094

Gross margin	20,582,019	17,478,747
Selling general and administrative (including related party management fees of $600,000 and $600,000 in 2012 and 2011, respectively)	13,495,766	12,038,887

Operating income	7,086,253	5,439,860

Other income
Interest income	11,221	15,753
Interest expense	—	—
Other income	341,805	817,438

Consolidated net income of Century Communities Colorado, LLC & Affiliates	7,439,279	6,273,051

Net income attributable to the noncontrolling interests	1,300,831	—

Income attributable to members	$6,138,448	$6,273,051

Unaudited pro-forma net income, income attributable to members, and earnings per share (Note 14):
Net income	$4,835,531	$4,077,483

Income attributable to members	$3,534,700	$4,077,483

Basic and diluted earnings per share	$0.71	$0.82

Unaudited pro-forma weighted average common shares (Note 14):
Basic and diluted	5,000,000	5,000,000

See Notes to Consolidated Financial Statements

Century Communities Colorado, LLC & Affiliates

Consolidated Statements of Members’ Capital

December 31, 2012 and 2011

	Members’ Capital	Non-Controlling Interests	Total

Balance at December 31, 2010 as previously reported	$25,186,046	$—	$25,186,046
Impact of restatement on beginning members’ capital	(1,372,008)	—	(1,372,008)

Restated Balance at December 31, 2010	$23,814,038	$—	$23,814,038

Non-cash contributions	$—	$2,215,600	$2,215,600
Distributions	(3,772,580)		(3,772,580)
Net income	6,273,051		6,273,051

Balance at December 31, 2011	$26,314,509	$2,215,600	$28,530,109

Non-cash contributions	$1,280,000	$—	$1,280,000
Non-cash distributions	(5,364,516)	—	(5,364,516)
Distributions	(6,308,831)	(1,015,000)	(7,323,831)
Net income	6,138,448	1,300,831	7,439,279

Balance at December 31, 2012	$22,059,610	$2,501,431	$24,561,041

See Notes to Consolidated Financial Statements

Century Communities Colorado, LLC & Affiliates

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2012 and 2011

	Year Ended	Year Ended
	December 31,	December 31,
	2012	2011
	As Restated	As Restated
Operating activities
Net income	$7,439,279	$6,273,051
Adjustments to reconcile net income to net cash provided (used in) operating activities
Depreciation and amortization	195,849	165,026
Inventory impairment	—	(1,560,011)
Gain on note receivable	—	498,990
Changes in assets and liabilities
Cash held in trust	(2,917,010)	—
Accounts receivable	(828,560)	(66,809)
Notes receivable	—	3,352,047
Inventories	(28,757,831)	99,259
Accounts payable, Accrued expenses and other	8,873,006	6,970,714
Payable to affiliates	95,129	—

Net cash (used in) provided by operating activities	$(15,900,138)	$15,732,267

Investing activities
Purchases of property and equipment	(839,369)	(317,992)

Net cash used in investing activities	$(839,369)	$(317,992)

Financing activities
Net borrowings under revolving loan agreement	15,164,536	(11,700,630)
Proceeds from issuances of notes payable	11,123,154	2,779,807
Principal (payments)/borrowings on long-term debt	(1,255,715)	1,616,837
Principal payments on note payable, related party	(1,853,890)	(2,146,110)
Distributions to members	(6,308,831)	(3,772,580)
Distributions to non controlling interests	(1,015,000)	—

Net cash provided by (used in) financing activities	$15,854,254	$(13,222,676)

Net (decrease) increase in cash and cash equivalents	(885,253)	2,191,599
Cash and cash equivalents
Beginning of period	5,865,772	3,674,173

End of period	$4,980,519	$5,865,772

Continued on next page

See Notes to Consolidated Financial Statements

Century Communities Colorado, LLC & Affiliates

Consolidated Statements of Cash Flows (continued)

For the Years Ended December 31, 2012 and 2011

Non-cash Investing and Financing Information
Inventory contributed to the Company by members	$1,280,000	$—
Inventory contributed to a variable interest entity by members	—	2,215,600
Non-cash distribution to members	5,364,516	—
Inventory distributed for ownership of joint venture	—	2,301,803
Supplemental Cash Flow Information
Interest paid, net of capitalized interest	—	—
Reconciliation of Cash and Cash Equivalents
Cash and cash equivalents of the Company	4,356,896	5,842,801
Cash and cash equivalents of the consolidated variable interest entities	623,623	22,971

Total cash and cash equivalents	$4,980,519	$5,865,772

See Notes to Consolidated Financial Statements

Century Communities Colorado, LLC & Affiliates

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

Note 1:	Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Century Communities Colorado, LLC (the “Company”) was formed on August 16, 2002, in the state of Colorado. The Company is primarily engaged in non-rental real estate construction and development of non-rental residential real estate development projects in the state of Colorado. During 2012 and 2011 the Company had one operating segment, Colorado. Each of the Company’s development projects is owned by limited liability companies (the “Project LLCs”). These Project LLCs are wholly owned by the Company.

On April 29, 2013, the Company reorganized from a Colorado limited liability company into a Delaware corporation and was renamed Century Communities, Inc.

Basis of Presentation

Unless the context otherwise requires, the terms “we,” “us,” “our” and “the Company” refer to Century Communities Colorado, LLC (and its consolidated subsidiaries) and Century Communities, Inc. (and its consolidated subsidiaries).

Reclassifications

Certain prior period amounts have been reclassified to conform to our current year’s presentation, including presentation of deposits within prepaid expenses and other assets and the inclusion of accrued costs to complete, other accrued expense, earnest deposits, and accrued warranty within accrued liabilities and other expenses on our consolidated balance sheets.

Restatement

The consolidated financial statements of the Company for the years ended December 31, 2012 and 2011 have been restated to reflect the adjustments discussed in Note 15.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Project LLCs, and variable interest entities for which the Company is deemed the primary beneficiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Century Communities Colorado, LLC & Affiliates

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

Variable Interest Entities

The Company accounts for variable interest entities in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”). Under ASC 810, a variable interest entity (“VIE”) is created when: (a) the equity investment at risk in the entity is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties, including the equity holders; (b) the entity’s equity holders as a group either (i) lack the direct or indirect ability to make decisions about the entity, or (ii) are not obligated to absorb expected losses of the entity or (iii) do not have the right to receive expected residual returns of the entity; or (c) the entity’s equity holders have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of the equity holder with disproportionately few voting rights.

If an entity is deemed to be a VIE pursuant to ASC 810, the enterprise that has both (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb the expected losses of the entity or right to receive benefits from the entity that could be potentially significant to the VIE is considered the primary beneficiary and must consolidate the VIE. In accordance with ASC 810, we perform ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE.

Under ASC 810, a non-refundable deposit paid to an entity is deemed to be a variable interest that will absorb some or all of the entity’s expected losses if they occur. Our land purchase and lot option deposits generally represent our maximum exposure to the land seller if we elect not to purchase the optioned property. In some instances, we may also expend funds for due diligence, development and construction activities with respect to optioned land prior to takedown. Such costs are classified as inventories owned, which we would have to write off should we not exercise the option. Therefore, whenever we enter into a land option or purchase contract with an entity and make a non-refundable deposit, a VIE may have been created. As of December 31, 2012 and 2011, the Company consolidated certain VIEs. The Company did not write off any costs that had been capitalized under lot option contracts. In accordance with ASC 810, we perform ongoing reassessments of whether we are the primary beneficiary of a VIE.

Use of Estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2012 and 2011 cash equivalents consisted of certificates of deposit.

At December 31, 2012 and 2011, the Company’s cash accounts exceeded federally insured limits by approximately $8.2 million and $6.1 million, respectively.

Century Communities Colorado, LLC & Affiliates

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

Pursuant to legislation enacted in 2010, the FDIC fully insured all noninterest-bearing transaction accounts beginning December 31, 2010, through December 31, 2012, at all FDIC-insured institutions. This legislation expired on December 31, 2012. Beginning January 1, 2013, noninterest-bearing transaction accounts are subject to the $250,000 limit on FDIC insurance per covered institution.

Cash Held in Trust

Cash held in trust represents cash received from a termination settlement with one of the Company’s insurance companies. The trust document restricts the use of such cash to satisfy claims, if any, related to certain residential real estate construction projects originally insured by the former insurance company. The Company has recorded a related liability for the amount of cash held in trust, which is included in other accrued expenses on the accompanying balance sheet.

Accounts Receivable

Accounts receivable are stated at the amount to be received by the Company from the title company for homes closed, as stated in closing documents of the sale. At December 31, 2012 and 2011 no receivables were deemed doubtful and thus no allowance has been provided by the Company.

Real Estate Inventories and Cost of Sales

We capitalize pre-acquisition, land, development and other allocated costs, including interest, during development and home construction.

Land, development and other common costs are typically allocated to inventory using a methodology that approximates the relative-sales-value method. Home construction costs per production phase are recorded using the specific identification method. Cost of sales for homes closed includes the allocation of construction costs of each home and all applicable land acquisition, land development and related common costs (both incurred and estimated to be incurred) based upon the relative-sales-value of the home within each community. Changes to estimated total development costs subsequent to initial home closings in a community are generally allocated on a relative-sales-value method to remaining homes in the community. Inventory is stated at cost, unless the carrying amount is determined not to be recoverable, in which case inventory is written down to fair value. We review our real estate assets at each community for indicators of impairment. Real estate assets include projects actively selling and projects under development or held for future development. Indicators of impairment include, but are not limited to, significant decreases in local housing market values and selling prices of comparable homes, significant decreases in gross margins and sales absorption rates, costs in excess of budget, and actual or projected cash flow losses.

If there are indications of impairment, we perform a detailed budget and cash flow review of our real estate assets to determine whether the estimated remaining undiscounted future cash flows of the community are more or less than the asset’s carrying value. If the undiscounted cash flows are more than the asset’s carrying value, no impairment adjustment is required. However, if the undiscounted cash flows are less than the asset’s carrying value, the asset is deemed impaired and

Century Communities Colorado, LLC & Affiliates

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

is written down to fair value. These impairment evaluations require us to make estimates and assumptions regarding future conditions, including timing and amounts of development costs and sales prices of real estate assets, to determine if expected future undiscounted cash flows will be sufficient to recover the asset’s carrying value.

When estimating undiscounted cash flows of a community, we make various assumptions, including: (i) expected sales prices and sales incentives to be offered, including the number of homes available, pricing and incentives being offered by us or other builders in other communities, and future sales price adjustments based on market and economic trends; (ii) expected sales pace and cancellation rates based on local housing market conditions, competition and historical trends; (iii) costs expended to date and expected to be incurred including, but not limited to, land and land development costs, home construction costs, interest costs, indirect construction and overhead costs, and selling and marketing costs; (iv) alternative product offerings that may be offered that could have an impact on sales pace, sales price and/or building costs; and (v) alternative uses for the property. For the year ended December 31, 2012, no impairment adjustments relating to real estate inventories were recorded. During the year ended December 31, 2011, we sold a parcel of land with a carrying value of $2,660,011 for an amount less than its carrying value and recorded the resulting impairment totaling $1,560,011 in Selling, general and administrative in the Consolidated Statement of Operations.

Cost of sales for homes closed includes the specific construction costs of each home and all applicable land acquisition, land development and related costs (both incurred and estimated to be incurred) allocated to each residential lot based upon the total number of homes expected to be closed in each community. Any changes to the estimated total development costs subsequent to the initial home closings in a community are allocated on a pro-rata basis to the homes in the community benefiting from the relevant development activity, which generally relates to the remaining homes in the community.

When a home is closed, the Company generally has not paid all incurred costs necessary to complete the home. A liability and a charge to cost of sales are recorded for the amount that is determined will ultimately be paid related to completed homes that have been closed. The home construction budgets are compared to actual recorded costs to determine the additional costs remaining to be paid on each closed home. The accrual is monitored by comparing actual costs incurred on closed homes in subsequent months to the amount previously accrued.

Home Sales and Profit Recognition

In accordance with ASC 360, Property, Plant, and Equipment, revenues from home sales and other real estate sales are recorded and a profit is recognized when the respective units are closed. Home sales and other real estate sales are closed when all conditions of escrow are met, including delivery of the home or other real estate asset, title passage, appropriate consideration is received and collection of associated receivables, if any, is reasonably assured. Sales incentives are a reduction of revenues when the respective unit is closed. When it is determined that the earnings process is not complete, the sale and the related profit are deferred for recognition in future periods. The profit we record is based on the calculation of cost of sales, which is dependent on our allocation of costs, as described in more detail above in the section entitled “Real Estate Inventories and Cost of Sales.”

Century Communities Colorado, LLC & Affiliates

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

Deposits and Escrows

The Company is occasionally required to make a land, bond, and utility deposit as each new development is started. These amounts are refundable once the development is functioning and as each property is sold. Management believes that all deposits will be recovered.

Land and Lot Option Purchase Agreements

The Company has entered into land and lot option purchase agreements with both related and unrelated parties to acquire land or lots for the construction of homes. Under these agreements, the Company has paid earnest deposits in consideration for the right, but not the obligation, to purchase land or lots at a future point in time with predetermined terms. Under the terms of the option purchase contracts, many of the option deposits are not refundable at the Company’s discretion.

	2012	2011
Earnest deposits paid to related parties	$—	$—
Earnest deposits paid to unrelated parties	460,250	282,000
Options with related parties:
Number of lots	82	232
Average exercise price	42,000	48,000
Expiration date of last option	12/31/2013	12/31/2013
Total required to exercise options	$3,444,000	$11,136,000
Options with unrelated parties:
Number of lots	237	344
Average exercise price	$64,000	$36,369
Expiration date of last option	6/30/2016	9/30/2015
Total required to exercise options	$15,168,000	$12,510,936

Property and Equipment

Property and equipment acquisitions are stated at cost less accumulated depreciation. Depreciation is charged to expense on the straight-line basis over the estimated useful life of each asset.

The estimated useful lives for each major depreciable classification of property and equipment are as follows:

Buildings	25–30 years
Leasehold improvements	5–10 years
Machinery and equipment	5–7 years
Furniture and fixtures	5–7 years

Century Communities Colorado, LLC & Affiliates

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

Warranties

Estimated future direct warranty costs are accrued and charged to cost of sales in the period when the related homebuilding revenues are recognized. Amounts accrued are based upon historical experience rates. Indirect warranty overhead salaries and related costs are charged to the reserve in the period incurred. We assess the adequacy of our warranty accrual on a quarterly basis through our internal lag development model that incorporates historical payment trends and other known factors. We adjust the amounts recorded if necessary. Changes in our warranty accrual are detailed in the table set forth below:

	2012	2011
Beginning balance as previously presented	$221,443	$223,566
Restatement	253,097	(12,598)

Beginning balance (as restated)	474,540	210,968
Changes in liability for product warranties issued	629,929	418,961
Payments made under warranties	(425,074)	(155,389)

Ending balance	$679,395	$474,540

Earnest Deposits

The Company collects earnest deposits at the time a home buyer’s contract is accepted. Earnest deposits held on homes under contract as of December 31, 2012 and 2011 totaled $1,302,142 and $724,734, respectively.

Income Taxes

The Company is not directly subject to income taxes under the provisions of the Internal Revenue Code and applicable state laws. Therefore, taxable income or loss is reported to the individual members for inclusion in their respective tax returns and no provision for federal and state income taxes has been included in the accompanying financial statements. With a few exceptions, the Company is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2009. On April 29, 2013, the Company reorganized from a Colorado limited liability company into a Delaware corporation.

The carrying amount of the assets and liabilities in the accompanying consolidated financial statements was the same as the tax bases for those assets and liabilities as of December 31, 2012 and 2011, except as follows:

	December 31, 2012		December 31, 2011
	Carrying Amount	Tax Basis	Carrying Amount	Tax Basis
Inventories	$77,305,587	$80,775,215	$50,330,469	$44,711,601
Prepaid expenses	575,081	535,145	382,081	190,900
Property and equipment	2,517,285	1,623,998	1,873,765	1,177,651
Accrued warranty	679,395	1,238,107	474,540	629,842
Other accrued expenses	13,100,694	13,144,215	7,195,324	7,200,996

Century Communities Colorado, LLC & Affiliates

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

Recently Issued Accounting Standards

In February 2013, the FASB issued Accounting Standards Update No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”), which requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, ASU 2013-02 requires an entity to present, either on the face of the income statement or in the notes to financial statements, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. The amendments in ASU 2013-02 do not change the current requirements for reporting net income or other comprehensive income in financial statements. For public entities, the amendments in ASU 2013-02 are effective prospectively for reporting periods beginning after December 15, 2012. The adoption of this guidance addresses disclosure only and management believes it will not have an impact on our consolidated financial statements.

Note 2:	Inventories

A summary of the inventory is as follows:

	2012	2011
Land and land development	$25,835,958	$22,262,032
Capitalized financing and interest	3,243,244	2,991,386
Homes under construction	48,226,385	25,077,051

Total inventory	$77,305,587	$50,330,469

	2012	2011
Inventory held by the Company	$75,315,840	$47,929,640
Inventory held by variable interest entities	1,989,747	2,400,829

Total inventory	$77,305,587	$50,330,469

Century Communities Colorado, LLC & Affiliates

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

The Company capitalizes interest costs into inventory during active development and construction. A summary of interest cost incurred is as follows:

	2012	2011
Interest costs incurred	$1,685,002	$1,692,007
Less: Interest capitalized to inventory	(1,685,002)	(1,692,007)

Interest expense	$—	$—

Note 3:	Property and Equipment

Property and equipment is as follows:

	2012	2011
Land	$349,185	$287,985
Buildings	1,393,496	1,213,254
Leasehold improvements	145,200	144,653
Machinery and equipment	67,602	66,139
Furniture and fixtures	318,886	297,636
Model furnishings	919,859	384,659
Computer hardware and software	343,876	305,426

	3,538,104	2,699,752
Less accumulated depreciation and amortization	(1,020,819)	(825,987)

Total property and equipment, net	$2,517,285	$1,873,765

Note 4:	Prepaid Expenses and Other Assets

The components of prepaid expenses and other assets are as follows.

	December 31, 2012	December 31, 2011
Prepaid insurance and other expenses	$104,403	$235,231
Lot option and escrow deposits	800,250	824,743
Performance deposits	662,304	735,597
Other	489,926	166,099

Total prepaid expenses and other assets	$2,056,883	$1,961,670

Century Communities Colorado, LLC & Affiliates

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

Note 5:	Accrued Expenses and Other Liabilities

The components of accrued expenses and other liabilities are as follows.

	December 31, 2012	December 31, 2011
Customer and escrow deposits	$1,302,142	$648,518
Warranty reserve	679,395	474,540
Accrued compensation costs	1,437,038	762,628
Land development and home construction accruals	10,953,488	7,803,604
Insurance reserves	3,589,421	186,957
Other	1,146,488	1,415,634

Total accrued expenses and other liabilities	$19,107,972	$11,291,881

Accrued expenses and other liabilities of the Company	19,094,573	11,249,447
Accrued expenses and other liabilities of consolidated variable interest entities	13,399	42,434

Total accrued expenses and other liabilities	$19,107,972	$11,291,881

Note 6:	Notes Payable and Revolving Loan Agreement

	2012	2011
Note payable, bank (A)	$632,585	$696,416
Notes payable, bank (B)	1,631,711	2,218,666
Note payable, bank (C)	—	50,414
Land purchase note, corporation (D)	2,760,000	—
Land development note, corporation (E)	2,918,140	—
Acquisition and development line, bank (F)	1,642,017	—
Construction loan agreement, bank (G)	1,065,885	—
Land purchase note, bank and trust (H)	1,749,930	—
Construction loan agreement, bank and trust (I)	289,959	—
Construction loan agreement, bank and trust (J)	142,708	—
Note Payable, related party (K)	—	1,853,890
Revolving line and construction facilities, bank (L)	20,373,307	5,208,771

	$33,206,242	$10,028,157

A)	Due July 2013; payable $8,408 monthly, which includes interest at 5.5%; secured by certain deeds of trust related to land and improvements included in inventory.
B)	Four notes due between April 2013 and March 2015; payable in monthly amounts ranging from $2,205 to $8,118, which includes interest at rates ranging from 4.75% to 7.0%; secured by certain deeds of trust related to land and improvements included in inventory and property and equipment.

Century Communities Colorado, LLC & Affiliates

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

C)	Due September 2012; payable interest only monthly, which includes interest at 6.0%; secured by certain deeds of trust related to land and improvements included in inventory.
D)	Due February 2014; payable $1,380,000 annually plus quarterly interest at 0.19%; secured by purchased property included in inventory. Borrowings are subordinated to the two loans described at (F) and (L).
E)	Due June 2015; payable $32,520 upon closing of the sale of a completed home on any lot on the land used as security in this loan and purchased with the land purchase note described with (D). Interest payments are due quarterly at prime plus 2.5%, which was 5.75% at December 31, 2012. Borrowings are subordinated to the two loans described at (F) and (L).
F)	Due August 2014; payable in full on maturity date. Interest is payable monthly at the greater of 4.25% and 3% plus one-month LIBOR, which was 4.25% at December 31, 2012. Borrowings are secured by certain deeds of trust related to land and improvements included in inventory.

In connection with this note payable to bank, the Company is required, among other things, to maintain certain financial conditions, including minimum net worth of at least $30,000,000 plus 50% of annual net profits, maximum debt to net worth ratio of 1.75 to 1 and liquidity of not less than $2,500,000, as defined.

G)	Due May 2014; payable at maturity including interest accrued at 5.25%; secured by certain deeds of trust and other inventory and equipment.
H)	Due August 2014; principal and all unpaid interest is payable in lump sum at maturity with monthly interest payments at 4.5%; secured by certain deeds of trust related to land and improvements included in inventory.
I)	Due August 2014; principal and all unpaid interest is payable in lump sum at maturity with monthly interest payments at 5.5%; secured by certain deeds of trust related to land and improvements included in inventory.
J)	Due March 2014; payable $2,310 monthly, which includes interest at 5.5%; secured by certain deeds of trust related to land and improvements included in inventory.
K)	Due March 2013; payable interest only monthly, which includes interest at 6.0%; secured by certain deeds of trust related to land and land improvements included in inventory and improvements included in inventory.
L)	Due October 2015; payable in full on maturity date; $43,000,000 maximum borrowings on the line; interest is payable monthly at 3% plus one-month LIBOR, which was 3.2145% at December 31, 2012. Borrowings are secured by certain deeds of trust related to land and improvements included in inventory.

Century Communities Colorado, LLC & Affiliates

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

In connection with this note payable to bank, the Company is required, among other things, to maintain certain financial conditions, including minimum net worth of at least $30,000,000 plus 50% of annual net profits, maximum debt to net worth ratio of 1.75 to 1 and liquidity of not less than $2,500,000, as defined. This note payable to bank has an annual fee of $240,000.

Aggregate annual maturities of long-term debt are as follows:

2013	$2,091,150
2014	6,360,190
2015	24,754,902

$33,206,242

Note 7:	Fair Value Disclosures

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at measurement date and requires assets and liabilities carried at fair value to be classified and disclosed in the following three categories:

Level 1—Quoted prices for identical instruments in active markets

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are inactive; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets at measurement date

Level 3—Valuations derived from techniques where one or more significant inputs or significant value drivers are unobservable in active markets at measurement date

The following table presents book values and estimated fair values of financial instruments:

		December 31, 2012		December 31, 2011
	Hierarchy	Cost	Fair Value	Cost	Fair Value

Notes Payable(1)	Level 2	$33,206,242	$32,144,517	$10,028,157	$10,153,329
Subordinated Obligation(2)	Level 3	$11,244,363	$23,604,735	$11,244,363	$23,604,735

(1)	Estimated fair values of the notes payable at December 31, 2012 and 2011 were based on cash flow models discounted at market interest rates that considered underlying risks of the debt.
(2)	Estimated fair value of the subordinated obligation at December 31, 2012 and 2011 was based on the subsequent private placement offering completed by the Company and its share price of $20 per common stock.

Century Communities Colorado, LLC & Affiliates

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

The carrying amount of cash and cash equivalents approximates fair value. Nonfinancial assets and liabilities include items such as inventory and long lived assets that are measured at fair value when acquired and resulting from impairment, if deemed necessary. During the years ended December 31, 2012 and 2011, the Company did not record any fair value adjustments to those financial and nonfinancial assets and liabilities measured at fair value on a nonrecurring basis.

Note 8:	Subordinated Obligation Agreement

The Company has entered into an agreement with one of the members, whereby $11,244,363 of the member’s initial capital contribution has been designated a subordinated obligation. The obligation is subordinated to all indebtedness, both current and future, of the Company. The subordinated obligation earns a return of 6% per annum payable monthly. The subordinated obligation is not redeemable until all indebtedness of the Company is fully repaid and is classified as debt on the consolidated balance sheet. The resulting payments of the return are considered interest expense. Payments of the return made during the year ended December 31, 2012 and 2011 in the amount of $675,000 and $675,000, respectively, have been capitalized to inventory on the accompanying consolidated balance sheets.

Note 9:	Operating Leases

Noncancellable operating lease for the Company’s main office expires in 2015, with an option for a three-year renewal. The lease contained a rent abatement period and includes escalating payments. The Company recognizes the rent expense on a straight-line basis over the life of the lease. Rent expense for the years ended December 31, 2012 and 2011, was $208,650 and $208,668, respectively.

Future minimum lease payments at December 31, 2012:

2013	$221,712
2014	227,278
2015	134,744

$583,734

Note 10:	Postretirement Plan

The Company has a 401(k) plan covering substantially all employees. The Company makes matching contributions of 50% of employees’ salary deferral amounts on the first 6% of employees’ compensation. Contributions to the plan during the year ended December 31, 2012 and 2011 were $68,440 and $67,798, respectively.

Century Communities Colorado, LLC & Affiliates

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

Note 11:	Related-Party Transactions

The Company transacts with entities that are controlled by the same individuals who control the Company and are Co-CEOs of the Company. Transactions between entities under common control for land inventory are recorded at the carrying basis of the related party.

In December 2012, the members contributed land consisting of 49 finished lots, 26 partially finished lots and certain utility deposits. The contribution is presented as a non-cash contribution at the members carrying basis of $1,280,000 in the accompanying Statement of Members’ Capital. Additionally, the Company has options to acquire additional land inventory from the related parties in the future as discussed in Note 1.

During 2012 and 2011, we paid $8,134,000 and $5,364,000, respectively, for land previously owned by entities under common control. We recorded the land at the carrying basis of the entity under common control in 2012 of $2,675,169 and in 2011 of $2,341,420. The difference between the purchase amount and the carrying basis of the entity under common control is reflected as a distribution in our Statement of Members’ Capital.

During 2012, the Company distributed its membership interests in Waterside at Highland Park, LLC to its members in the form of a non-cash distribution of $3,707,602. The assets of Waterside at Highland Park, LLC consisted of 76 partially improved townhome lots and related common area, and it was anticipated this property would be developed as a for-rent community, a business in which the Company is not engaged. Subsequent to year-end the decision was made to develop the property into a for-sale community, and, as a result, the members contributed their membership interests in Waterside at Highland Park, LLC back to the Company. No gain or loss was recorded in connection with these transactions.

The Company had a note that was originally payable to a financial institution that was purchased from the financial institution by a related party of the Company. The note had a remaining balance of approximately $1,800,000 as of March 31, 2011. The note contained an original maturity date of 2013, but was paid in full by the Company during 2012.

The Company has guaranteed the repayment of a loan of Regency at Ridgegate, LLC, a related party through common ownership. Regency at Ridgegate, LLC is a real estate developer of multi-family apartment complexes. The loan has a maximum principal balance of $22,200,000, and matures November 30, 2013. The loan is secured by certain deeds of trust of land and improvements under development owned by Regency at Ridgegate, LLC. The Company’s guarantee is in effect through maturity of the loan. As of December 31, 2012, the outstanding balance on the loan was $11,416,244. Should the Company be obligated to perform under the guarantee agreement, the Company may seek reimbursement of amounts expended from the related party. No liability has been recorded for this arrangement as the loan was repaid and the guarantee was cancelled subsequent to year end. See Note 12 for further discussion.

Century Communities Colorado, LLC & Affiliates

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

The Company had a 22% joint venture ownership interest in Regency at Ridgegate, LLC. During 2012, the Company exchanged all of its ownership interest in Regency at Ridgegate, LLC for 26 finished lots with an entity under common control. The lots received were recorded at the related party’s carrying basis. The carrying value of the investment at the date of transfer was $2,301,713. The difference of $1,656,913 was recognized as non-cash distribution in our Statement of Members’ Capital.

During 2012 and 2011, the Company paid management fees of $600,000 to a related party for the management of the Company’s business and affairs, including, without limitation, to cause the Company to acquire, develop, maintain, improve, sell or lease property, enter into loans and other financing transactions, purchase insurance, execute and deliver documents, and engage experts, contractors and consultants.

Note 12:	Variable Interest Entities

Consolidated Variable Interest Entities

The Company consolidates Arista Investors, LLC and Arista Investors II, LLC (collectively the “Arista Entities”) as it has determined that it is the primary beneficiary. A certain Project LLC, wholly owned by the Company, is the managing member of the Arista Entities. During 2012 and 2011, the Arista Entities paid the Company a management fee of $548,184 and $0, respectively, which is eliminated in consolidation. The other members of the Arista Entities are related parties of the Company. The assets and liabilities of the Arista Entities consist primarily of the following:

	2012	2011
Assets
Cash and cash equivalents	$623,623	$22,971
Land held for development	1,989,747	2,400,829
Liabilities
Accrued expenses	13,399	42,434

In accordance with accounting principles generally accepted in the United States of America, the assets of the Arista Entities are segregated from the Company’s assets on the accompanying balance sheet as the assets can be used only to settle obligations of the Arista Entities. The liabilities of the Arista Entities are segregated from the Company’s liabilities on the accompanying balance sheet as the creditors of the Arista Entities do not have recourse to the general credit of the Company. Subsequent to year-end, the Arista Entities redeemed the Company’s ownership interests.

Unconsolidated Variable Interest Entities

The Company does not consolidate the financial statements of Regency at Ridgegate, LLC, for which it guarantees the debt as discussed in Note 11. The Company has determined it is not the primary beneficiary of Regency at Ridgegate, LLC. The Company has no ownership at December 31, 2012 (22% at December 31, 2011) in the entity and that other related parties are more closely associated with entity. The Company’s maximum exposure to losses of the VIE is the amount of its guarantee. The carrying amount of the liability for the guarantee and the maximum exposure of the guarantee at December 31, 2012 and 2011 was:

Century Communities Colorado, LLC & Affiliates

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

	2012	2011
Carrying amount of the guarantee	$—	$—
Maximum amount of the guarantee	$11,416,244	$909,973

The assets and liabilities of Regency at Ridgegate, LLC as of December 31, 2012 and 2011 were:

	2012	2011
Assets	$21,640,800	$9,319,863
Liabilities	$11,416,244	$909,973

Note 13:	Significant Estimates

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business, which consist primarily of construction defect claims. It is the opinion of management that if the claims have merit, parties other than the Company would be, at least in part, liable for the claims. The Company has accrued an amount that in the opinion of management is the best estimate of loss that will result from the litigation. Any defense costs are expensed in the period incurred. In the opinion of the Company’s management, the outcome of these claims and lawsuits will not have a materially adverse effect on the Company’s financial condition, results of operations or cash flows.

Note 14:	Unaudited Pro-forma Earnings Per Share

Unaudited pro-forma basic and diluted net income per share for the years ended December 31, 2012 and 2011 gives effect to the conversion of the Company’s members’ equity into common stock on April 29, 2013, as though the conversion had occurred as of the beginning of the period presented.

In addition, the pro-forma amounts reflect income tax adjustments as if the Company was a taxable entity as of the beginning of the period. The pro-forma income tax adjustment reflects that the Company would have filed a consolidated tax return as a corporation reflecting a consolidated net income for the periods presented.

Century Communities Colorado, LLC & Affiliates

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

	Year ended December 31, 2012	Year ended December 31, 2011
Income before taxes	$7,439,279	$6,273,051
Pro-forma tax expense	2,603,748	2,195,568

Pro-forma net income	$4,835,531	$4,077,483

Less: Net income attributable to the noncontrolling interests	$(1,300,831)	—

Pro-forma income attributable to members	$3,534,700	—

Pro-forma weighted average shares to reflect the conversion to members equity	5,000,000	5,000,000
Pro-forma basic and diluted EPS	$0.71	$0.82

Note 15:	Restatement of Financial Statements for the Years Ended December 31, 2012 and 2011

The consolidated financial statements of the Company for the years ended December 31, 2012 and 2011 have been retrospectively adjusted to reflect adjustments to record land inventory consisting of individual lots purchased by the Company from entities under common control with the Company to the carrying basis of the entity under common control. We previously recorded the land inventory purchased by the Company at an amount equal to the cash consideration paid by the Company. We believe recording at carrying value is more appropriate as at the time of the transaction, the companies were under common control. The effect of this change on previously issued financial statements for 2012 and 2011 was to decrease members’ capital by $3,220,540 and $1,056,036, respectively, and to increase net income by $3,288,327 and $2,637,985, respectively. These amounts are included in the table below.

The consolidated financial statements of the Company for the years ended December 31, 2012 and 2011 have also been restated to reflect adjustments to record land contributed to the company from entities under common control with the Company at the carrying basis of the entity under common control. We also have made adjustments to capitalize all interest incurred in 2012 and 2011, since our qualifying assets exceeded our outstanding debt during these periods, to appropriately capitalize construction related salaries and certain other project costs related to our homebuilding inventory, and to appropriately accrue for construction costs on homes under construction incurred but not paid at period end. Additionally, we identified and revised differences related to our accounting for certain liabilities, including the understatement of accrued expenses for warranty reserves, employee related bonus accruals and certain general and administrative costs, and the overstatement of our land development and home construction accruals for closed homes. We also revised the presentation of inventory impairments in our statement of operations for the year ended December 2011, which were previously presented in other income, and are now reflected as a component of selling general and administrative expenses in operating income.

The total impact of these adjustments resulted in an increase to net income of $3,109,281 or $0.40 per pro-forma earnings per share and $4,052,579 or $0.53 per pro-forma earnings per share for the years ended December 31, 2012 and 2011 respectively.

Century Communities Colorado, LLC & Affiliates

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

The effect of these adjustments is outlined in the tables below:

	As of December 31, 2012
Consolidated Balance Sheets	As previously reported	Adjustment	As restated
Inventories	$77,264,998	$(1,949,158)	$75,315,840

Total assets	$92,623,116	$(1,949,158)	$90,673,958

Accrued expenses and other liabilities	$11,919,258	$7,175,315	$19,094,573

Total liabilities	$58,937,602	$7,175,315	$66,112,917

Members’ capital before non-controlling interests	$31,184,083	$(9,124,473)	$22,059,610

Total Members’ Capital	$33,685,514	$(9,124,473)	$24,561,041

	For the year ended December 31, 2012
Consolidated Statement of Operations	As previously reported	Adjustment	As restated
Cost of sales	$78,242,783	$(2,795,220)	$75,447,563

Gross margin	$17,786,799	$2,795,220	$20,582,019

Selling general and administrative	$13,110,892	$384,874	$13,495,766

Operating income	$4,675,907	$2,410,346	$7,086,253

Interest expense	$(997,222)	$997,222	$—
Other income	$341,822	$(17)	$341,805
Loss on disposition of assets	$298,270	$(298,270)	$—

Net income	$4,329,998	$3,109,281	$7,439,279

	For the year ended December 31, 2012
Consolidated Statement of Cash Flows	As previously reported	Adjustment	As restated
Net income	$4,329,998	$3,109,281	$7,439,279
Gain on disposition of joint venture	$(298,270)	$298,270	$—
Depreciation and amortization	$195,316	$533	$195,849
Inventories	$(28,174,293)	$(583,538)	$(28,757,831)
Accounts payable, accrued expenses and other	$6,333,334	$2,539,672	$8,873,006
Payable to affiliates	$—	$95,129	$95,129

Operating cash flows	$(21,358,969)	$5,458,831	$(15,900,138)

Distributions to members	$(850,000)	$(5,458,831)	$(6,308,831)

Financing cash flows	$21,313,085	$(5,458,831)	$15,854,254

	As of December 31, 2011
Consolidated Balance Sheets	As previously reported	Adjustment	As restated
Inventories	$43,731,135	$4,198,505	$47,929,640

Total assets	$58,203,088	$4,198,505	$62,401,593

Accrued expenses and other liabilities	$6,708,933	$4,540,514	$11,249,447

Total liabilities	$29,330,970	$4,540,514	$33,871,484

Members’ capital before non-controlling interests	$26,656,518	$(342,009)	$26,314,509

Total Members’ Capital	$28,872,118	$(342,009)	$28,530,109

Century Communities Colorado, LLC & Affiliates

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

	For the year ended December 31, 2011
Consolidated Statement of Operations	As previously reported	Adjustment	As restated
Cost of sales	$56,140,392	$(3,253,298)	$52,887,094

Gross margin	$14,225,449	$3,253,298	$17,478,747

Selling general and administrative	$10,288,776	$1,750,111	$12,038,887

Operating income	$3,936,673	$1,503,187	$5,439,860

Interest expense	$(989,381)	$989,381	$
Other income	318,448	498,990	817,438
Loss on disposition of assets	(1,061,021)	1,061,021	—

Net income	$2,220,472	$4,052,579	$6,273,051

	For the year ended December 31, 2011
Consolidated Statement of Cash Flows	As previously reported	Adjustment	As restated
Net income	$2,220,472	$4,052,579	$6,273,051
Loss on disposal of non-operating assets	(1,061,021)	1,061,021	—
Inventory impairment	—	(1,560,011)	(1,560,011)
Gain on note receivable	—	498,990	498,990
Inventories	4,667,957	(4,586,698)	99,259
Accounts payable, accrued expenses and other	2,430,199	4,540,515	6,970,714

Operating cash flows	$11,707,871	$4,024,396	$15,732,267

Proceeds from the sale of property and equipment	$1,001,816	$(1,001,816)	$—

Investing cash flows	$683,824	$(1,001,816)	$(317,992)

Distributions to members	$(750,000)	$(3,022,580)	$(3,772,580)

Financing cash flows	$(10,200,096)	$(3,022,580)	$(13,222,676)

Note 16:	Subsequent Events

As discussed in Note 12, the Company is the managing member of the Arista Entities. In March 2013, the Arista Entities redeemed the Company’s ownership. In the redemption the Company received $25,443 in cash, which was the Company’s carrying value of its investment in the Arista Entities at the time of the redemption.

Century Communities Colorado, LLC & Affiliates

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

As discussed in Note 11, in March 2013, the Company’s members contributed their membership interests in Waterside at Highland Park, LLC, which had been distributed to the members in 2012, back to the Company.

As discussed in Note 1, the Company reorganized from a Colorado LLC to a Delaware corporation.

As discussed in Note 8, in 2013, in conjunction with the Company’s equity offering, the subordinated obligation was contributed by the member.

In May 2013, the Company completed a private placement offering and raised $224.7 million in net proceeds through the sale of 12,075,000 shares of common stock.

Since May 2013, the Company granted 182,998 shares of restricted stock with a total grant value of $3,580,001.

On August 30, 2013, Regency at Ridgegate, LLC repaid its debt and the Company’s guarantee was eliminated.

On September 12, 2013, we acquired real property and certain in-place contracts, and assumed certain liabilities, of Jimmy Jacobs, a homebuilder with operations in the greater Austin, Texas metropolitan area, for cash consideration of $15,131,738 (the “Jimmy Jacobs Acquisition”). The assets acquired in the Jimmy Jacobs Acquisition were primarily real property, including 50 land lots available for construction of single family homes and 95 single family residences in various stages of construction. We also acquired in-place contracts for the sale of homes currently under construction, a purchase commitment to acquire 116 additional land lots from the seller upon the seller meeting certain development milestones, and certain other assets, including office-related personal property and intangible assets, including trade names and non-competition agreements. In total, as a result of the Jimmy Jacobs Acquisition, we obtained control of 166 lots and 95 homes under construction in the greater Austin, Texas metropolitan area. As the acquired set of assets and processes has the ability to create outputs, in the form of revenue from the sale of single family residences, we concluded that the acquisition represented a business combination. We incurred $302,035 in acquisition related costs, which will be included in Other Income (Expense) in the consolidated statements of operations.

The following table summarizes the amounts recognized as of the acquisition date:

Assets acquired and liabilities assumed
Inventory	$11,176,637
Property plant and equipment	493,419
Prepaid and other assets	1,500,000
Intangible assets	3,750,000

$16,920,056

Accounts payable	$877,664
Accrued and other expenses	910,654

$1,788,318

On October 18, 2013 the Company entered into a new $100 million line of credit, replacing its previous $43 million line of credit.

The Company evaluated subsequent events through February 12, 2014, the date its financial statements were issued.

Century Communities, Inc.

Unaudited Consolidated Balance Sheets

As of September 30, 2013 and December 31, 2012

	September 30, 2013	December 31, 2012
Assets
Cash and cash equivalents	$126,371,927	$4,356,896
Cash held in trust	1,921,674	2,917,010
Accounts receivable	4,784,697	896,674
Inventories	154,228,202	75,315,840
Prepaid expenses and other assets	7,910,249	2,056,883
Property and equipment, net	3,115,642	2,517,285
Intangible assets, net	3,679,587	—
Assets of consolidated variable interest entities:
Cash and cash equivalents	—	623,623
Inventories	—	1,989,747

Total Assets	$302,011,978	$90,673,958

Liabilities and Equity
Liabilities
Accounts payable	$628,724	$2,459,211
Accrued expenses and other liabilities	30,691,950	19,094,573
Deferred tax liability	1,013,210	—
Payable to affiliates	—	95,129
Notes payable and revolving loan agreement	1,500,000	33,206,242
Subordinated obligation due to member	—	11,244,363
Liabilities of consolidated variable interest entities:
Accrued expenses	—	13,399

Total liabilities	$33,833,884	$66,112,917

Equity
Common Stock, $0.01 par value, 100,000,000 shares authorized, 17,256,998 shares issued and outstanding at September 30, 2013 (0 at December 31, 2012)	172,570	—
Additional paid in capital	262,654,197	—
Retained Earnings	5,351,327	—

Total Stockholders’ Equity	268,178,094	—

Members’ capital before noncontrolling interests	—	22,059,610
Noncontrolling interests	—	2,501,431

Total Equity	$268,178,094	$24,561,041

Total Liabilities and Equity	$302,011,978	$90,673,958

Century Communities, Inc.

Unaudited Condensed Consolidated Statements of Operations

For the three and nine months ended September 30, 2013 and 2012

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Home sales revenues	$41,493,973	$25,026,664	$107,502,065	$70,816,911
Cost of sales	31,948,121	20,034,407	81,084,380	55,189,824

Gross margin	9,545,852	4,992,257	26,417,685	15,627,087
Selling general and administrative (including related party management fees of $0, $200,000, $150,000 and $450,000 for the three and nine months ended September 30, 2013 and 2012, respectively)	5,681,596	3,275,257	13,244,211	9,485,615

Operating income	3,864,256	1,717,000	13,173,474	6,141,472

Other income (expense)
Interest income	97,860	2,844	151,756	9,405
Interest expense	—	—	—	—
Other income (expense)	(177,549)	56,690	3,440	218,411
Gain on disposition of assets	—	—	8,922	—

Income before tax expense	3,784,567	1,776,534	13,337,592	6,369,288
Income tax expense	1,346,413	—	3,329,797	—
Deferred taxes on conversion to a corporation	—	—	626,929	—

Consolidated net income of Century Communities, Inc.	2,438,154	1,776,534	9,380,866	6,369,288

Net income attributable to the noncontrolling interests	—	961,967	51,511	1,493,676

Income attributable to common stockholders	$2,438,154	$814,567	$9,329,355	4,875,612

Earnings per share:
Basic and diluted	$0.14		$0.81
Weighted average common shares outstanding:
Basic and diluted	17,075,000		11,457,692
Unaudited pro-forma net income, income attributable to common stockholders, and earnings per share (Note 17):
Net income		$1,154,747	$8,669,435	$4,140,037

Income attributable to common stockholders		$192,780	$8,617,924	$2,646,361

Basic and diluted earnings per share		$0.04	$0.75	$0.53

Unaudited pro-forma weighted average common shares (Note 17):
Basic and diluted		5,000,000	11,457,692	5,000,000

Century Communities, Inc.

Unaudited Consolidated Statement of Equity

As of September 30, 2013

	Members’	Common Stock				Non-Controlling
	Capital	Shares	Amount	Paid in Capital	Retained Earnings	Interests	Total
Balance at December 31, 2012	$22,059,610	—	$—	$—	$—	$2,501,431	$24,561,041
Non-cash contributions	3,707,602	—	—	—	—	—	3,707,602
Non-cash distributions	—	—	—	—	—	(2,296,161)	(2,296,161)
Contributions	1,500,000	—	—	—	—	—	1,500,000
Distributions to non-controlling interests	—	—	—	—	—	(256,781)	(256,781)
Distributions to members	(3,829,637)	—	—	—	—	—	(3,829,637)
Conversion of subordinated obligation to equity	11,244,364	—	—	—	—	—	11,244,364
Net income January 1, 2013 through April 29, 2013	3,978,028					51,511	4,029,539

Members’ Capital as of April 29, 2013	38,659,967	—	—	—	—	—	38,659,967
Conversion of LLC to C Corp	(38,659,967)	5,000,000	50,000	38,609,967		—	—
Issuance of common stock, net of issuance costs	—	12,075,000	120,750	223,608,599	—	—	223,729,349
Issuance of restricted stock awards	—	181,998	—	—	—	—	—
Stock based compensation expense	—	—	1,820	435,631	—	—	437,451
Net income April 30, 2013 through September 30, 2013	—	—	—	—	5,351,327	—	5,351,327

Balance at September 30, 2013	$—	17,256,998	172,570	262,654,197	5,351,327	—	$268,178,094

Century Communities, Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

For the nine months ended September 30, 2013 and 2012

	Nine month period ended
	September 30, 2013	September 30, 2012
Operating activities:
Net income of Century Communities Inc	$9,380,866	$6,369,288
Adjustments to reconcile net income to net cash provided (used in) operating activities:
Depreciation and amortization	310,120	139,159
Stock based compensation expense	437,451	—
Deferred income tax provision upon conversion	626,929	—
Deferred income tax provision post conversion	386,281	—
Changes in assets and liabilities:
Cash held in trust	995,336	—
Accounts receivable	(3,888,023)	59,103
Inventories	(63,893,514)	(16,472,554)
Prepaid expenses and other assets	(4,353,366)	(622)
Accounts payable	(2,708,151)	140,656
Accrued expenses and other liabilities	10,232,302	336,905
Payable to affiliates	(95,129)	—

Net cash used in operating activities	$(52,568,898)	$(9,428,065)
Investing activities:
Purchases of property and equipment	$(344,645)	$(414,647)
Business combination	(15,131,738)	—

Net cash used in investing activities	$(15,476,383)	$(414,647)
Financing activities:
Borrowings under line of credit	26,670,713	39,309,538
Payments on line of credit	(47,044,019)	(30,158,589)
Proceeds from debt issuances	1,500,000	10,287,506
Principal payments	(12,832,936)	(4,027,074)
Net proceeds from issuances of common stock	223,729,349	—
Distributions to members	(3,829,637)	(6,150,022)
Contributions from members	1,500,000	—
Distributions to non-controlling interests	(256,781)	(1,066,721)

Net cash provided by financing activities	$189,436,689	$8,194,638

Net increase (decrease) in cash and cash equivalents	121,391,408	(1,648,074)
Cash and cash equivalents
Beginning of period	4,980,519	5,865,772

End of period	$126,371,927	$4,217,698

Supplemental cash flow information
Cash paid for interest, net of amounts capitalized	$—	$—
Non cash investing and financing activities
Conversion of subordiated debt obligation to equity	$11,244,363	$—
Inventory contributed by members	$3,707,602	$—
Inventory distributed to members	$2,296,161	$—

Century Communities, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2013

1.	Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Century Communities, Inc. (“we” or the “Company”) is engaged in all aspects of homebuilding, including land acquisition and development, entitlements, and the acquisition, development, construction, marketing, and sale of various single-family detached and attached residential home projects primarily in major metropolitan markets in Colorado and, more recently, in the greater Austin, Texas metropolitan area.

We were formed as a Colorado limited liability company in August 2002, and we converted into a Delaware corporation pursuant to the General Corporation Law of the State of Delaware on April 29, 2013. In connection with the conversion, all of the outstanding membership interests of the Company were converted into an aggregate of 5,000,000 shares of common stock of the Delaware corporation, which represented 100% of the outstanding shares of the Company’s common stock immediately following the conversion. Also in connection with the conversion, and pursuant to the Company’s original Certificate of Incorporation, the Company’s name was changed to Century Communities, Inc. and a total of 100,000,000 shares of the Company’s common stock were authorized for issuance.

In May 2013, we completed a private offering and a private placement of 12,075,000 shares of our common stock, where we received $223,729,349 in net proceeds.

On September 12, 2013, we purchased substantially all the assets and certain liabilities of Jimmy Jacobs Homes L.P. (“Jimmy Jacobs”) a homebuilder with operations in the greater Austin, Texas metropolitan area, for $15,131,738. Commencing with the acquisition of Jimmy Jacobs, our homebuilding operations are comprised of two divisions, Colorado and Texas, which we consider to be our operating segments. As our operating segments do not met the aggregation criteria in Accounting Standards Codification (ASC) 280, Segment Reporting, Colorado and Texas are also our reportable segments. We also have limited land holdings in Nevada which are managed by our Colorado division.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, and all subsidiaries, in which we have a controlling interest and variable interest entities (VIE’s) for which the Company is deemed the primary beneficiary. All intercompany accounts and transactions have been eliminated.

Century Communities, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2013

1.	Nature of Operations and Summary of Significant Accounting Policies (continued)

Reclassifications

Certain prior period amounts have been reclassified to conform to our current year’s presentation, including presentation of deposits within prepaid expenses and other assets and the inclusion of accrued costs to complete, other accrued expenses, earnest deposits, and accrued warranty within accrued liabilities and other expenses on our consolidated balance sheets.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At September 30, 2013 and December 31, 2012, cash equivalents consisted of certificates of deposit.

Cash Held in Trust

Cash held in trust represents cash received from a termination settlement with one of the Company’s insurance companies. The trust document restricts the use of such cash to satisfy claims, if any, related to certain residential real estate construction projects originally insured by the former insurance company. The Company has recorded a related liability for the amount of cash held in trust, which is included in accrued expenses and other liabilities on the consolidated balance sheets.

Accounts Receivable

Accounts receivable are stated at the amount to be received by the Company from the title company for homes closed, as stated in closing documents of the sale.

Century Communities, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2013

1.	Nature of Operations and Summary of Significant Accounting Policies (continued)

Inventories and Cost of Sales

We capitalize pre-acquisition, land, development and other allocated costs, including interest, during development and home construction.

Land, development and other common costs are allocated to inventory using the relative-sales-value method, however, as lots within a project typically have comparable market values, we generally allocate land, development and common costs equally to each lot within the project. Home construction costs are recorded using the specific identification method. Cost of sales for homes closed includes the allocation of construction costs of each home and all applicable land acquisition, land development and related common costs (both incurred and estimated to be incurred). Changes to estimated total development costs subsequent to initial home closings in a community are generally allocated to the remaining homes in the community.

Inventories are carried at cost unless events and circumstances indicate that the carrying value may not be recoverable. We review for indicators of impairment at the lowest level of identifiable cash flows, which we have determined as the community level.

Indicators of impairment include, but are not limited to, significant decreases in local housing market values and selling prices of comparable homes, decreases in actual or trending gross margins or sales absorption rates, significant unforeseen cost in excess of budget, and actual or projected cash flow losses.

If an indicator of impairment is identified, we compare the estimated undiscounted future cash flows from the community to its carrying value. If the undiscounted cash flows are more than the asset’s carrying value, the community is recoverable and no impairment is recorded. If the undiscounted cash flows are less than the asset’s carrying value, the asset is deemed impaired and is written down to fair value. If necessary, we generally determine the estimated fair value of each community by a discounted cash flow approach. Any impairment evaluation requires us to make estimates and assumptions regarding future conditions, including timing and amounts of development costs and sales prices of real estate assets, to determine if expected future undiscounted cash flows will be sufficient to recover the asset’s carrying value.

Century Communities, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2013

1.	Nature of Operations and Summary of Significant Accounting Policies (continued)

When estimating undiscounted cash flows of a community, we make various assumptions, including: (i) expected sales prices and sales incentives to be offered, including the number of homes available, pricing and incentives being offered by us or other builders in other communities, and future sales price adjustments based on market and economic trends; (ii) expected sales pace and cancellation rates based on local housing market conditions, competition and historical trends; (iii) costs expended to date and expected to be incurred including, but not limited to, land and land development costs, home construction costs, interest costs, indirect construction and overhead costs, and selling and marketing costs; (iv) alternative product offerings that may be offered that could have an impact on sales pace, sales price and/or building costs; and (v) alternative uses for the property. For the three and nine month periods ended September 30, 2013 and 2012, no inventory impairments were recorded.

When a home is closed, the Company generally has not paid all incurred costs necessary to complete the home. A liability and a charge to cost of sales are recorded for the amount that is determined will ultimately be paid related to completed homes that have been closed. The home construction budgets are compared to actual recorded costs to determine the additional costs remaining to be paid on each closed home. The accrual is monitored by comparing actual costs incurred on closed homes in subsequent months to the amount previously accrued.

Home Sales and Profit Recognition

Revenues from home sales are recorded and a profit is recognized when the respective units are closed, title has passed, the homeowners initial and continuing investment is adequate, and other attributes of ownership transferred to the homeowner. Sales incentives are a recorded as a reduction of revenues when the respective unit is closed. When it is determined that the earnings process is not complete, the sale and the related profit are deferred for recognition in future periods.

Deposits and Escrows

The Company is occasionally required to make a land, bond, and utility deposit as each new development is started. These amounts are refundable once the development is functioning and as each property is sold. Management believes that all deposits will be recovered.

Land and Lot Option Purchase Agreements

The Company has entered into land and lot option purchase agreements with both related and unrelated parties to acquire land or lots for the construction of homes. Under these agreements, the Company has paid deposits, which in many cases are non-refundable, in consideration for the right, but not the obligation, to purchase land or lots at a future point in time with predetermined terms.

Century Communities, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2013

1.	Nature of Operations and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is charged to expense on the straight-line basis over the estimated useful life of each asset.

The estimated useful lives for each major depreciable classification of property and equipment are as follows:

Buildings	25–30 years
Leasehold improvements	5–10 years
Machinery and equipment	5–7 years
Furniture and fixtures	5–7 years

Intangible Assets

Intangible assets consist of backlog, trade names, non-compete agreements, and other intangible asset that are identified upon closing of a business combination as defined in ASC 805, Business Combinations. A high degree of judgment is made by management on variables, such as revenue growth rates, profitability, discount rates and industry market multiples, when calculating the value of the intangible assets. The identified intangible assets are amortized over their respective calculated term, which is generally the economic benefit period.

Warranties

Estimated future direct warranty costs are accrued and charged to cost of sales in the period when the related homebuilding revenues are recognized. Amounts accrued are based upon historical experience rates. We assess the adequacy of our warranty accrual on a quarterly basis through an internal lag development model that incorporates historical payment trends and adjust the amounts recorded if necessary. Changes in our warranty accrual for the three and nine months ended September 30, 2013 and 2012, are detailed in the table set forth below:

Century Communities, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2013

1.	Nature of Operations and Summary of Significant Accounting Policies (continued)

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012
Beginning balance	$845,418	$603,324	$679,395	$474,540
Warranty expense provisions	187,130	161,882	581,816	490,782
Payments	(196,411)	(114,965)	(425,074)	(315,081)

Ending balance	$836,137	$650,241	$836,137	$650,241

Earnest Deposits

The Company collects earnest deposits at the time a home buyer’s contract is accepted. Earnest deposits held on homes under contract as of September 30, 2013 and December 31, 2012, totaled $4,852,057 and $1,302,142, respectively, and are included in accrued expenses and other liabilities on the consolidated balance sheets.

Stock Based Compensation

We account for share-based awards in accordance with ASC 718, Compensation-Stock Compensation (ASC 718). ASC 718 requires us to estimate the grant date fair value of stock based compensation awards and to recognize the fair value as compensation costs over the requisite service period, which is generally three years, for all awards that vest.

Income Taxes

Prior to our conversion from a limited liability company to a corporation on April 29, 2013, the Company was not directly subject to income taxes under the provisions of the Internal Revenue Code and applicable state laws, and taxable income or loss was reported to the individual members for inclusion in their respective tax returns. Accordingly, prior to April 29, 2013, no provision for federal and state income taxes has been included in the consolidated statements of operations.

Subsequent to our conversion to a corporation we account for income taxes in accordance with ASC 740, Tax Provision (ASC 740), which requires recognition of deferred tax assets and liabilities at enacted income tax rates for the temporary differences between the financial reporting bases and the tax bases of its assets and liabilities. Any effects of changes in income tax rates or tax laws are included in the provision for income taxes in the period of enactment. When it is more likely than not that a portion or all of a deferred tax asset will not be realized in

Century Communities, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2013

1.	Nature of Operations and Summary of Significant Accounting Policies (continued)

the future, the Company provides a corresponding valuation allowance against the deferred tax asset. When it is more likely than not that a tax position will be sustained upon examination by a tax authority that has full knowledge of all relevant information, the Company measures the amount of tax benefit from the position and records the largest amount of tax benefit that is more-likely-than-not of being realized after settlement with a tax authority. The Company’s policy is to recognize interest to be paid on an underpayment of income taxes in interest expense and any related statutory penalties in the provision for income taxes in the consolidated statements of operations.

Variable Interest Entities

The Company reviews its joint ventures to determine whether they are VIE’s and, if so, whether the Company is the primary beneficiary. In addition, we review our land option contracts where we have a non-refundable deposit to determine whether the corresponding land sellers are VIEs and, if so, whether we are the primary beneficiary.

In determining whether we are the primary beneficiary, we consider, among other things, whether we have the power to direct the activities that most significantly impact the economic performance of the VIE. In making this determination we consider whether we have the power to direct certain activities, including, but not limited to, determining or limiting the scope or purpose of the VIE, the ability to sell or transfer property owned or controlled by the VIE, or arranging financing for the VIE.

As of September 30, 2013, we had no interest in VIEs. As of December 31, 2012, we held an interest in Arista Investors, LLC and Arista Investors II, LLC, both related parties through common ownership (collectively the Arista Entities), which were determined to be VIEs, for which we were the primary beneficiary. Additionally, at December 31, 2012, we had a variable interest in Regency at Ridgegate, LLC (Regency), a related party through common ownership, as a result of our guaranty of the outstanding debt of Regency. We determined we were not the primary beneficiary of Regency. The Company’s maximum exposure to losses of Regency at December 31, 2012 was limited to our guarantee of the outstanding balance of the debt of $11,416,244. At December 31, 2012 Regency had total assets of $21,640,800 and total liabilities of $11,416,244.

Century Communities, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2013

2.	Reporting Segments

We have identified our Colorado and Texas divisions as reportable segments. Our Corporate operations are a non-operating segment, as it serves to support our Colorado and Texas divisions through functions such as our executive, finance, treasury, human resources, and accounting departments. Additionally, our Corporate operations include certain assets and income produced from residential rental property in Colorado.

The following tables summarize home sale revenues and pretax income by segment:

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012
Colorado	$37,962,765	$25,026,664	$103,970,857	$70,816,911
Texas	3,531,208	—	3,531,208	—

Total home sales revenue	$41,493,973	$25,026,664	$107,502,065	$70,816,911

Colorado	$6,217,662	$2,809,530	$18,382,844	$9,337,294
Texas	232,185	—	232,185	—
Corporate	(2,665,280)	(1,032,996)	(5,277,437)	(2,968,006)

Total income before taxes	$3,784,567	$1,776,534	$13,337,592	$6,369,288

The following table summarizes total assets by segment:

	As of
	September 30,	December 31,
	2013	2012
Colorado	$144,786,172	$80,877,796
Texas	25,561,764	—
Corporate	131,664,042	9,796,162

Total assets	$302,011,978	$90,673,958

Corporate assets include cash and cash equivalents, cash held in trust, prepaid insurance, and certain property and equipment.

Century Communities, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2013

3.	Business Combination

On September 12, 2013, we acquired real property and certain in-place contracts, and assumed certain liabilities, of Jimmy Jacobs, a homebuilder with operations in the greater Austin, Texas metropolitan area, for cash consideration of $15,131,738 (the “Jimmy Jacobs Acquisition”). The assets acquired in the Jimmy Jacobs Acquisition were primarily real property, including 50 land lots available for construction of single family homes and 95 single family residences in various stages of construction. We also acquired in-place contracts for the sale of homes currently under construction, a purchase commitment to acquire 116 additional land lots from the seller upon the seller meeting certain development milestones, and certain other assets, including office-related personal property and intangible assets, including trade names and non-competition agreements. In total, as a result of the Jimmy Jacobs Acquisition, we obtained control of 166 lots and 95 homes under construction in the greater Austin, Texas metropolitan area. As the acquired set of assets and processes has the ability to create outputs, in the form of revenue from the sale of single family residences, we concluded that the acquisition represented a business combination. We incurred $302,035 in acquisition related costs, which are included in Other Income (Expense) in the consolidated statements of operations.

The following table summarizes the amounts recognized as of the acquisition date:

Assets acquired and liabilities assumed
Inventory	$11,176,637
Property plant and equipment	493,419
Prepaid and other assets	1,500,000
Intangible assets	3,750,000

$16,920,056

Accounts payable	$877,664
Accrued and other expenses	910,654

$1,788,318

Century Communities, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2013

4.	Intangible assets

Information regarding our amortizable intangible assets as of September 30, 2013 is set forth below, we had no amortizable intangible assets at December 31, 2012:

September 30,
2013
Trade names	$1,119,970
Backlog	2,055,480
Non-compete agreements	320,699
Other	253,851

Gross intangible assets	$3,750,000
Accumulated amortization	(70,413)

Intangible assets, net	$3,679,587

Trade names, backlog, non-compete agreements, and other intangibles, have estimated useful lives of 4, 2, 2, and 7 years respectively. As of September 30, 2013, expected amortization expense for intangible assets for the remainder of 2013, each of the next five years, and thereafter was as follows:

2013	$368,356
2014	1,504,346
2015	1,157,820
2016	316,257
2017	234,592
2018	36,264
Thereafter	61,952

$3,679,587

5.	Property and Equipment

Property and equipment as of September 30, 2013 and December 31, 2012, is as follows:

	September 30, 2013	December 31, 2012
Land	$349,185	$349,185
Buildings	1,393,496	1,393,496
Leasehold improvements	147,134	145,200
Machinery and equipment	71,788	67,602
Furniture and fixtures	318,886	318,886
Model furnishings	1,515,182	919,859
Computer hardware and software	580,497	343,876

	4,376,168	3,538,104
Less accumulated depreciation and amortization	(1,260,526)	(1,020,819)

Total property and equipment, net	$3,115,642	$2,517,285

Century Communities, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2013

6.	Prepaid Expenses and Other Assets

The components of prepaid expenses and other assets are as follows:

	September 30, 2013	December 31, 2012
Prepaid insurance and other expenses	$1,473,206	$104,403
Lot option and escrow deposits	3,564,070	800,250
Performance deposits	1,876,908	662,304
Other	996,065	489,926

	$7,910,249	$2,056,883

7.	Accrued Expenses and Other Liabilities

The components of accrued expenses and other liabilities are as follows:

	September 30, 2013	December 31, 2012
Customer and escrow deposits	$4,857,057	$1,302,142
Warranty reserve	836,137	679,395
Accrued compensation costs	3,119,503	1,437,038
Land development and home construction accruals	14,909,345	10,953,488
Insurance reserves	2,190,778	3,589,421
Income tax payable	2,943,658	—
Other	1,835,472	1,146,488

	$30,691,950	$19,107,972

Century Communities, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2013

8.	Notes Payable and Revolving Loan Agreement

Note payable and revolving line of credit included the following as of September 30, 2013 and December 31, 2012:

	September 30, 2013	December 31, 2012
Note payable, bank (A)	$—	$632,585
Notes payable, bank (A)	—	1,631,711
Land purchase note, corporation (A)	—	2,760,000
Land development note, corporation (A)	—	2,918,140
Land development note (B)	1,500,000	—
Acquisition and development line, bank (A)	—	1,642,017
Construction loan agreement, bank (A)	—	1,065,885
Land purchase note, bank and trust (A)	—	1,749,930
Construction loan agreement, bank and trust (A)	—	289,959
Construction loan agreement, bank and trust (A)	—	142,708
Revolving line and construction facilities, bank (C)	—	20,373,307

	$1,500,000	$33,206,242

(A)	The note was paid off during 2013.
(B)	Due April 2016; payable in monthly amounts of interest (3.50%) only.
(C)	Due October 2015; payable in full on maturity date; $43,000,000 maximum borrowings on the line; interest is payable monthly at 3% plus one-month LIBOR, which was 3.18% at September 30, 2013. Borrowings are secured by certain deeds of trust related to land and improvements included in inventory. This note payable to bank has an annual fee of $240,000.

In connection with this note payable to bank, the Company is required, among other things, to maintain certain financial conditions, including minimum net worth of at least $30,000,000 plus 50% of annual net profits, maximum debt to net worth ratio of 1.75 to 1 and liquidity of not less than $2,500,000, as defined.

On October 18, 2013, we entered into a three year revolving line of credit agreement with maximum borrowings of $100,000,000, and terminated our previous revolving line of credit.

Century Communities, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2013

8.	Notes Payable and Revolving Loan Agreement (continued)

Aggregate annual maturities of long-term debt at September 30, 2013, are as follows:

2013	$—
2014	—
2015	—
2016	1,500,000

Total	$1,500,000

9.	Interest

Interest is capitalized to inventories while the related communities are being actively developed and until homes are completed. As our qualifying assets exceeded our outstanding debt during the three and nine month periods ended September 30, 2013 and 2012, we capitalized all interest costs incurred during these periods.

Our interest costs are as follows:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012
Interest capitalized beginning of period	$3,295,328	$3,251,855	$3,243,244	$2,991,386
Interest capitalized during period	102,654	421,051	975,954	1,228,848
Less: capitalized interest in cost of sales	(529,975)	(371,257)	(1,351,191)	(918,585)

Interest capitalized, end of period	$2,868,007	$3,301,649	$2,868,007	$3,301,649

Century Communities, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2013

10.	Income Taxes

On April 29, 2013, the Company reorganized from a limited liability company into a Delaware corporation, and accordingly we are now subject to federal and state income taxes.

On the date of conversion, we recorded a net deferred tax liability of $626,922, the effect of which was recorded as an income tax expense in our consolidated statements of operations.

Total income tax expense differed from the amounts computed by applying the federal statutory income tax rate of 35% to income before income taxes as a result of the following items for the three and nine months ended September 30, 2013:

	Three Months Ended	Nine Months Ended
	September 30, 2013
Statutory income tax expense	$1,324,068	$3,275,995
State income tax expense (benefit), net of federal income tax expense (benefit)	98,205	263,657
Other permanent items	(75,860)	(209,848)
Conversion to Corporation	—	626,922

Income tax expense	$1,346,413	$3,956,726

11.	Fair Value Disclosures

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at measurement date and requires assets and liabilities carried at fair value to be classified and disclosed in the following three categories:

Level 1—Quoted prices for identical instruments in active markets.

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are inactive; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets at measurement date.

Level 3—Valuations derived from techniques where one or more significant inputs or significant value drivers are unobservable in active markets at measurement date.

Century Communities, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2013

11.	Fair Value Disclosures (continued)

The following table presents book values and estimated fair values of financial instruments:

		September 30, 2013		December 31, 2012
	Hierarchy	Cost	Fair Value	Cost	Fair Value
Notes payable(1)	Level 2	$1,500,000	$1,491,212	$33,206,242	$32,144,517
Subordinated obligation(2)	Level 3	$—	$—	$11,244,363	$23,604,735

(1)	Estimated fair values of the notes payable at September 30, 2013 and December 31, 2012, were based on cash flow models discounted at market interest rates that considered underlying risks of the debt.
(2)	Estimated fair value of the subordinated obligation at December 31, 2012, was based on the subsequent private placement offering completed by the Company and its share price of $20 per common stock.

The carrying amount of cash and cash equivalents approximates fair value. Nonfinancial assets and liabilities include items such as inventory and long lived assets that are measured at fair value when acquired and resulting from impairment, if deemed necessary.

12.	Subordinated Obligation Agreement

The Company entered into an agreement with one of the members, whereby $11,244,363 of the member’s initial capital contribution was designated as a subordinated obligation. The obligation was subordinated to all indebtedness of the Company. The subordinated obligation earns a return of 6% per annum payable monthly. The subordinated obligation was not redeemable until all indebtedness of the Company was fully repaid. The subordinated obligation did not contain any redemption or beneficial conversion features. The resulting payments of the return were considered interest expense. Payments of the return made during the three and nine months ended September 30, 2013, of $0 and $225,000, respectively, and during the three and nine months ended September 30, 2012, of $168,750 and $506,250, respectively, have been capitalized to inventory in the consolidated balance sheet. On April 29, 2013, concurrent with our conversion from a Limited Liability Company to a Delaware Corporation, and in contemplation of our private placement, the outstanding subordinated obligation of $11,244,363 was extinguished in exchange for shares of our common stock. The Company accounted for the transaction as a debt extinguishment. As the extinguishment was between related parties, it was accounted for as a capital transaction and accordingly, no gain or loss was recorded.

13.	Stock Based Compensation

The Company’s authorized capital stock consists of 100,000,000 shares of common stock, $.01 par value per share. At September 30, 2013, the Company had 17,075,000 shares of common stock issued and outstanding. The Company also has reserved 420,000 shares of common stock for stock award issuances and 630,000 shares of common stock for future stock option issuances.

Century Communities, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2013

13.	Stock Based Compensation (continued)

At September 30, 2013, the Company had issued 181,998 shares of restricted common stock at a weighted average fair value of $19.57. As our common stock is not actively traded in a liquid primary market, the determination of the fair value of our restricted stock awards requires judgment by management. Accordingly, we first consider transactions in our common stock by qualified institutional buyers subsequent to our private placement in the secondary market. We take into consideration various factors to determine whether the closing price of our common stock in the secondary market is an accurate representation of the fair value of the restricted stock awards. These considerations include, but are not limited to, the timing of transactions in the secondary market and the elapsed time from the relevant grant date (if any), the volume of transactions in the market and the level of information available to the investors. To the extent we believe that the closing price of our common stock in the secondary market is not an accurate representation of the fair value of the restricted stock award, we also consider observable trends in stock prices of our publically traded peers since our private placement, as well as internal valuations based on our most recent forecasts in determining the grant date fair value of the award.

At September 30, 2013, 181,998 shares of restricted stock were unvested, and $3,142,549 of unrecognized compensation costs is expected to be recognized over a weighted average period of 2.7 years.

During the three and nine month periods ended September 30, 2013, the Company recognized stock based compensation expense of $273,625, and $437,451 respectively, which is included in selling, general and administrative on the consolidated statement of operations.

14.	Earnings Per Share

We use the two-class method of calculating earnings per share (EPS) as our non-vested restricted stock awards have non-forfeitable rights to dividends, and accordingly represent a participating security. The two-class method is an earnings allocation method under which EPS is calculated for each class of common stock and participating security considering both dividends declared (or accumulated) and participation rights in undistributed earnings as if all such earnings had been distributed during the period.

Century Communities, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2013

14.	Earnings Per Share (continued)

For purposes of determining weighted average shares outstanding, the 5,000,000 shares that were issued to our outstanding membership interests upon conversion of the Company from a limited liability company to a Delaware corporation, are reflected as outstanding at the beginning of the period presented.

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended	Nine months ended
	September 30, 2013	September 30, 2013
Numerator
Consolidated net income of Century Communities, Inc.	$2,438,154	$9,380,866
Less: Net income attributable to the noncontrolling interest	—	(51,511)
Less: undistributed earnings allocated to participating securities	(23,341)	(68,719)

Numerator for basic and diluted EPS	$2,414,813	$9,260,636

Denominator
Basic and diluted earnings per share - weighted average shares	17,075,000	11,457,692
Basic and diluted EPS	$0.14	$0.81

15.	Related-Party Transactions

The Company transacts with entities that are controlled by the same individuals who control the Company and are Co-CEOs of the Company. Transactions between entities under common control for land inventory are recorded at the carrying basis of the related party.

In December 2012, the members contributed land consisting of 49 finished lots, 26 partially finished lots and certain utility deposits, which had a carrying basis to the related party of $1,280,000.

During 2012, we paid $8,134,000 for land previously owned by entities under common control. We recorded the land at the carrying basis of the entity under common control of $2,675,169. The difference between the purchase amount and the carrying basis of the entity under common control was reflected as a distribution.

During 2012, the Company distributed its membership interests in Waterside at Highland Park, LLC to its members in the form of a non-cash distribution of $3,707,602. The assets of Waterside at Highland Park, LLC consisted of 76 partially improved townhome lots and related common area. During 2013, the members contributed their membership interests in Waterside at Highland Park, LLC back to the Company.

Century Communities, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2013

15.	Related-Party Transactions (continued)

In 2013 prior to the private placement, the Company purchased 92 unfinished lots and 82 finished lots for $4,830,996 from a related party under common control. The lots had a carrying basis to the related party of $1,001,359. The difference of $3,829,637 is reflected as a distribution in our consolidated statement of equity and members’ capital.

In connection with the private placement, the Company purchased 699 unfinished lots and 335 finished lots for $35,405,000, from a related party that was not under common control. We recorded the land at the purchase price which was determined by management based on valuations obtained from third parties.

The Company previously guaranteed the repayment of a loan of Regency, a related party through common ownership. Regency is a real estate developer of multi-family apartment complexes. The loan had a maximum principal balance of $22,200,000, with an original maturity of November 30, 2013. The loan was secured by certain deeds of trust of land and improvements under development owned by Regency at Ridgegate, LLC. The loan was repaid in full and the guarantee was cancelled during the third quarter of 2013. At December 31, 2012, the outstanding balance on the loan was $11,416,244 and Regency had total assets and total liabilities of $21,640,800 and $11,416,244, respectively.

Century Communities, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2013

15.	Related-Party Transactions (continued)

Prior to September 30, 2012, the Company also had a 22% joint venture ownership interest in Regency. During the third quarter of 2012, the Company exchanged all of its ownership interest in Regency for 26 finished lots with an entity under common control. The lots received were recorded at the related party’s carrying basis. The carrying value of the investment at the date of transfer was $2,301,713. The difference of $1,656,913 was recognized as a non-cash distribution.

During the three and nine months ended September 30, 2013 and 2012, the Company paid management fees of $0, $200,000, $150,000, and $450,000 respectively, which are included in selling, general and administrative on the consolidated statement of operations.

16.	Commitments and Contingencies

Letters of Credit and Performance Bonds

In the normal course of business, the Company posts letters of credit and performance bonds related to our land development performance obligations, with local municipalities. As of September 30, 2013 and December 31, 2012, we had $2.8 million and $1.1 million in letters of credit and performance bonds issued and outstanding, respectively.

Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business, which consist primarily of construction defect claims. It is the opinion of management that if the claims have merit, parties other than the Company would be, at least in part, liable for the claims, and eventual outcome of these claims will not have a material adverse effect upon our financial condition, results of operations or cash flows. The Company has accrued an amount that in the opinion of management is the best estimate of loss that will result from the litigation. Any defense costs are expensed in the period incurred. In the opinion of management, the outcome of these claims and lawsuits will not have a materially adverse effect on our financial condition, results of operations or cash flows.

Century Communities, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2013

17.	Pro-forma Earnings Per Share

Pro-forma basic and diluted net income per share for the nine month period ended September 30, 2013 and the three and nine months ended September 30, 2012 gives effect to the conversion of the Company’s members’ equity into common stock as though the conversion had occurred as of the beginning of the period presented. In addition, the pro-forma amounts give effect to reflect income tax adjustments as if the Company was a taxable entity as of the beginning of the period. The pro-forma income tax adjustment reflects that the Company would have filed a consolidated tax return as a corporation reflecting a consolidated net income for the periods presented. No pro-forma adjustments are required for the three month period ended September 30, 2013.

	Three months ended September 30,	Nine months ended September 30,
	2012	2013	2012
Income before taxes	$1,776,534	$13,337,592	$6,369,288
Pro-forma tax expense	621,787	4,668,157	2,229,251

Pro-forma net income	$1,154,747	$8,669,435	$4,140,037

Less: Net income attributable to the noncontrolling interest	(961,967)	(51,511)	(1,493,676)
Less: undistributed earnings allocated to participating securities	—	(63,507)	—

Numerator for basic and diluted pro-forma EPS	$192,780	$8,554,417	$2,646,361
Pro-forma weighted average shares	5,000,000	11,457,692	5,000,000
Pro-forma basic and diluted EPS	$0.04	$0.75	$0.53

18.	Subsequent Events

On October 18, 2013, the Company entered into a new $100,000,000 line of credit, replacing its previous $43,000,000 line of credit.

Subsequent events have been evaluated through February 12, 2014, which is the date the consolidated financial statements were available to be issued.

CENTURY COMMUNITIES

             Shares

Common Stock

PROSPECTUS

            , 2014

FBR

Until     , 2014 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

             Shares

CENTURY COMMUNITIES, INC.

Common Stock

This prospectus relates solely to the resale of up to an aggregate of                  shares of our common stock, $0.01 par value per share, by the selling stockholders identified in this prospectus (which term as used in this prospectus includes pledgees, donees, transferees or other successors-in-interest). We are registering the offer and sale of the shares of our common stock, which were acquired by the selling stockholders in our May 2013 private offering and private placement.

The selling stockholders may offer the shares of our common stock from time to time as they may determine through public or private transactions or through other means described in the section entitled “Plan of Distribution” at prevailing market prices, at prices different than prevailing market prices or at privately negotiated prices. The prices at which the selling stockholders may sell the shares of our common stock may be determined by the prevailing market price for the shares at the time of sale, may be different than such prevailing market prices or may be determined through negotiated transactions with third parties. Until our shares of our common stock are regularly traded on the New York Stock Exchange, we expect that the selling stockholders initially will sell their shares, if any shares are sold, at a price of $                 per share, which is the initial public offering price per share in our initial public offering.

We will not receive any of the proceeds from the sale of these shares of our common stock by the selling stockholders. We have agreed to pay all expenses relating to registering these shares of our common stock. The selling stockholders will pay any brokerage commissions and/or similar charges incurred for the sale of these shares of our common stock.

Prior to the date of this prospectus, there was not a public market for our shares. Because all of the shares offered under this prospectus are being offered by the selling stockholders, we cannot currently determine the price or prices at which our shares may be sold under this prospectus.

We intend to apply to list the shares of our common stock on the New York Stock Exchange under the symbol “            .”

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, under the federal securities laws and are eligible for reduced reporting requirements. See “Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 16.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

            , 2014.

Alternate Page for Selling Stockholders Resale Prospectus - front cover

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us. We and the selling stockholders have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus and any free writing prospectus prepared by us is accurate as of any date other than the respective dates of such documents or as of the date or dates which are specified therein. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

Summary	1
Risk Factors
Cautionary Note Concerning Forward-Looking Statements
Use of Proceeds
Dividend Policy
Selected Financial Data
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Market Opportunity
Our Business
Management
Executive and Director Compensation
Certain Relationships and Related Party Transactions
Conflicts of Interest
Principal Stockholders
Description of Capital Stock
Selling Stockholders
Shares Eligible For Future Sale
Certain Material Federal Income Tax Considerations
Plan of Distribution
Legal Matters
Experts
Where you can find more information
Index to Consolidated Financial Statements	F-1

Alternate Page for Selling Stockholders Resale Prospectus - i

SUMMARY

Recent Developments

Initial Public Offering

We are planning to sell our common stock in the IPO, and expect to receive net proceeds from the IPO of approximately $         million (assuming an initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of the IPO prospectus), or approximately $         million if the underwriters of the IPO exercise in full their over-allotment option to purchase up to                  additional shares of our common stock in the IPO, after deducting the underwriting discounts and commissions and the estimated offering expenses of approximately $         million payable by us. We intend to use the net proceeds from the IPO primarily for the acquisition and development of land, home construction and other related purposes.

Alternate Sections for Selling Stockholders Resale Prospectus - 1

The Offering

Common Stock Offered by the Selling Stockholders in this Offering	shares

Common Stock Offered by Us in the IPO	shares (plus up to additional shares of our common stock that the underwriters of the IPO have an option to purchase from us at the initial public offering price less the underwriting discounts and commissions to cover over-allotments, if any)

Common Stock to be Outstanding Immediately After the IPO	shares(1)

Use of Proceeds	We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders pursuant to this prospectus.

Dividend Policy	We currently intend to retain our future earnings, if any, to finance the development and expansion of our business and, therefore, do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and such other factors as our board of directors deems relevant in its discretion. See “Dividend Policy.”

New York Stock Exchange Symbol	We intend to apply to list the shares of our common stock on the New York Stock Exchange under the symbol “ .”

Risk Factors	Investing in our common stock involves a high degree of risk. For a discussion of factors you should consider in making an investment, see “Risk Factors” beginning on page 16.

Except as otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of the IPO of their over-allotment option to purchase additional shares of our common stock in the IPO.

(1)	Assumes the IPO has been completed and excludes (i) options to purchase an aggregate of 630,000 shares of our common stock reserved for future issuance under our 2013 Long-Term Incentive Plan; (ii) 232,002 shares of our common stock reserved for future issuance under our 2013 Long-Term Incentive Plan; and (iii) up to shares of our common stock issuable upon the exercise in full by the underwriters of the IPO of their over-allotment option to purchase additional shares of our common stock in the IPO.

Alternate Sections for Selling Stockholders Resale Prospectus - 2

USE OF PROCEEDS

We are registering these shares of our common stock for resale by the selling stockholders. We will not receive any proceeds from the sale of the shares of our common stock offered by the selling stockholders pursuant to this prospectus. The net proceeds from the sale of the shares of our common stock offered pursuant to this prospectus will be received by the selling stockholders.

Alternate Sections for Selling Stockholders Resale Prospectus - 3

OUR BUSINESS

Recent Developments

Initial Public Offering

We are planning to sell our common stock in the IPO, and expect to receive net proceeds from the IPO of approximately $         million (assuming an initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of the IPO prospectus), or approximately $         million if the underwriters of the IPO exercise in full their over-allotment option to purchase up to                  additional shares of our common stock in the IPO, after deducting the underwriting discounts and commissions and the estimated offering expenses of approximately $         million payable by us. We intend to use the net proceeds from the IPO primarily for the acquisition and development of land, home construction and other related purposes.

Alternate Sections for Selling Stockholders Resale Prospectus - 4

DESCRIPTION OF CAPITAL STOCK

Registration Rights Agreement

In connection with our May 2013 private offering and private placement of our common stock, we entered into a registration rights agreement with FBR Capital Markets & Co., as the initial purchaser and placement agent, acting for itself and for the benefit of the purchasers of our common stock in our May 2013 private offering and private placement.

Under the registration rights agreement, we agreed, at our expense, to use our commercially reasonable efforts to file with the SEC as soon as reasonably practicable following the completion of the May 2013 private offering and private placement, but in no event later than December 31, 2013, a shelf registration statement registering for resale all of the shares of our common stock sold in our May 2013 private offering and private placement that were not sold by the selling stockholders in the IPO (which we refer to as the “registrable shares”), plus any additional shares of common stock issued in respect thereof whether by stock dividend, stock distribution, stock split, or otherwise. We refer to this registration statement as the “resale shelf registration statement.” We are obligated to use our commercially reasonable efforts to cause the resale shelf registration statement to be declared effective by the SEC under the Securities Act as promptly as practicable after the filing (such time of effectiveness may be deferred until up to 60 days after completion of the IPO), but in any event prior to June 30, 2014, and to maintain the resale shelf registration statement continuously effective under the Securities Act, subject to certain permitted blackout periods, until the first to occur of:

•	the date on which the registrable shares covered by the resale shelf registration statement have been resold in accordance with the resale shelf registration statement;

•	the date on which the registrable shares covered by the resale shelf registration statement have been transferred pursuant to Rule 144 (or any successor or analogous rule) under the Securities Act; and

•	the date on which the registrable shares covered by the resale shelf registration statement have been sold to us or cease to be outstanding.

We have filed with the SEC a registration statement on Form S-1 for the IPO and for the resale of the registrable shares that are not sold by the selling stockholders in the IPO, and this prospectus forms a part of that registration statement, which is considered the resale shelf registration statement.

In addition, if the SEC declares the resale shelf registration statement effective on or before June 30, 2014, then we will pay each of Dale Francescon, Robert Francescon and David Messenger, if he is then employed by us, a cash bonus of $250,000, $250,000 and $125,000, respectively. Each of Dale Francescon, Robert Francescon and David Messenger should earn this bonus upon completion of this offering.

However, if, prior to June 30, 2014, the resale shelf registration statement has not been declared effective by the SEC or our common stock has not been listed for trading on a national securities exchange, then the registration rights agreement and our bylaws require that we hold a special meeting of our stockholders for the purpose of considering and voting on the removal of our directors then in office and electing the successors of any directors so removed (which we refer to as a “special election meeting”), unless the requirement is waived or deferred in accordance with the registration rights agreement and our bylaws. This requirement for a special meeting should no longer be applicable upon the effectiveness of the registration statement of which this prospectus forms a part.

Each of the selling stockholders has agreed with us not to directly or indirectly sell, offer to sell, grant any option or otherwise transfer or dispose of any shares of our common stock for      days after the date of this prospectus. We have agreed not to waive or otherwise modify that agreement without the prior written consent of the representatives of the underwriters.

We have agreed to indemnify the selling stockholders for certain violations of federal or state securities laws in connection with any registration statement in which the selling stockholders sell their shares of our common stock pursuant to these registration rights.

Alternate Sections for Selling Stockholders Resale Prospectus - 5

The preceding summary of certain provisions of the registration rights agreement is not intended to be complete, and is subject to, and qualified in its entirety by reference to, all of the provisions of the registration rights agreement, the form of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Alternate Sections for Selling Stockholders Resale Prospectus - 6

SELLING STOCKHOLDERS

The selling stockholders listed in the table below may from time to time offer and sell pursuant to this prospectus any or all of the shares of our common stock that they respectively beneficially own as set forth below. When we refer to “selling stockholders” in this prospectus, we mean the persons and entities listed in the table below, and the pledgees, donees, permitted transferees, assignees, successors and others who later come to hold any of the selling stockholders’ interests in shares of our common stock other than through a public sale.

In accordance with SEC rules, the beneficial ownership of each of the selling stockholders includes:

•	all shares the selling stockholder actually owns beneficially or of record;

•	all shares over which the selling stockholder has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund); and

•	all shares the selling stockholder has the right to acquire within 60 days (such as upon exercise of options that are currently vested or which are scheduled to vest within 60 days or warrants that are immediately exercisable or exercisable within 60 days). The shares issuable under those options are treated as if they were outstanding for computing the percentage ownership of the selling stockholder holding those options but are not treated as if they were outstanding for purposes of computing percentage ownership of any other person or entity.

Certain of the selling stockholders may be deemed to be underwriters as defined in the Securities Act. Any profits realized by the selling stockholders may be deemed to be underwriting commissions.

The following table sets forth, as of the date of this prospectus, the name of each selling stockholder for whom we are registering shares for resale to the public, and the number of shares that each selling stockholder may offer pursuant to this prospectus. The shares offered by the selling stockholders were originally issued and sold by us in our May 2013 private offering and private placement pursuant to exemptions from the registration requirements of the Securities Act. We agreed to file a registration statement covering the shares of our common stock received by the selling stockholders. We have filed with the SEC, under the Securities Act, a Registration Statement on Form S-l with respect to the resale of the shares of our common stock from time to time by the selling stockholders, and this prospectus forms a part of that registration statement.

We have been advised that, as noted below in the footnotes to the table,          of the selling stockholders are affiliates of broker-dealers. We have been advised that each such selling stockholder purchased shares of common stock in the ordinary course of business, not for resale, and that no such selling stockholders had, at the time of purchase, any agreements or understandings, directly or indirectly, with any person to distribute shares of our common stock. All selling stockholders are subject to Rule 105 of Regulation M and are precluded from engaging in any short selling activities prior to effectiveness of the registration statement of which this prospectus forms a part.

Except as noted below in the footnotes to the table, none of the selling stockholders have, or have had since our inception, any position, office or other material relationship with us or any of our affiliates. Based on information provided to us by the selling stockholders and as of the date the same was provided to us, assuming that the selling stockholders sell all the shares of our common stock beneficially owned by them that have been registered by us and do not acquire any additional shares during the offering, the selling stockholders will not own any shares other than those appearing in the column entitled “Number of Shares Owned After the Offering.” We cannot advise as to whether the selling stockholders will in fact sell any or all of such shares. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth on the table below.

Alternate Sections for Selling Stockholders Resale Prospectus - 7

Name of Selling Stockholder	Number of Shares of Our Common Stock Beneficially Owned Prior to the Offering	Number of Shares of Our Common Stock that May be Sold	Number of Shares of Our Common Stock Beneficially Owned After the Offering

(1)
(2)

Alternate Sections for Selling Stockholders Resale Prospectus - 8

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon the completion of the IPO, as a result of the issuance of                  shares in the IPO, there will be shares of our common stock issued and outstanding (                 shares if the underwriters of the IPO exercise in full their over-allotment option to purchase                  additional shares of our common stock in the IPO).

Of the total number of shares of our common stock to be issued and outstanding upon completion of the IPO:

•	shares are being offered and sold in the IPO ( shares if the underwriters exercise in full their over-allotment option to purchase additional shares of our common stock in the IPO). These shares will be freely transferable without restriction or further registration under the Securities Act, except that any shares held or acquired by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, will be subject to the volume limitations and other restrictions of Rule 144 described below;

•	shares may be resold by the selling stockholders identified in this prospectus. These shares will be freely transferable without restriction or further registration under the Securities Act, except that any shares held or acquired by our affiliates will be subject to the volume limitations and other restrictions of Rule 144 described below. In addition, these shares are subject to a lock-up agreement for days after the date of this prospectus (or days in the case of any such shares held by our officers and directors); and

•	the remaining shares have not been registered and may be “restricted” securities within the meaning of Rule 144. These shares may not be sold unless they are registered under the Securities Act or the restrictions under Rule 144 have lapsed or another exemption from registration is available. In addition, these shares are subject to lock-up agreements for 60 days after the date of this prospectus (or 180 days in the case of any such shares held by our officers and directors).

Prior to the IPO, there has been no public market for shares of our common stock. Although we intend to apply to list the shares of our common stock on the New York Stock Exchange under the symbol “            ,” an active trading market for the shares of our common stock may never develop or if one develops, it may not be sustained following the IPO. No assurance can be given as to the likelihood that an active trading market for our common stock will develop, the liquidity of any such market, the ability of our stockholders to sell their shares or the prices that our stockholders may obtain for any of their shares. No prediction can be made as to the effect, if any, that future sales of shares of our common stock, or the availability of shares of our common stock for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may affect adversely prevailing market prices of our common stock. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock.”

Alternate Sections for Selling Stockholders Resale Prospectus - 9

PLAN OF DISTRIBUTION

We are registering the shares of our common stock covered by this prospectus to permit the selling stockholders to conduct public secondary trading of these shares from time to time after the date of this prospectus. We will not receive any of the proceeds of the sale of the shares offered by this prospectus. The aggregate proceeds to the selling stockholders from the sale of the shares will be the purchase price of the shares less any discounts and commissions. Each selling stockholder reserves the right to accept and, together with their respective agents, to reject, any proposed purchase of shares to be made directly or through agents.

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock offered by this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may occur at fixed prices, at negotiated prices, at market prices prevailing at the time of sale, or at prices related to prevailing market prices. Until our shares of our common stock are regularly traded on the New York Stock Exchange, we expect that the selling stockholders initially will sell their shares, if any shares are sold, at a price of $             per share, which is the initial public offering price per share in our initial public offering. The selling stockholders may use any one or more of the following methods when selling the shares offered by this prospectus:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

In connection with these sales, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions that in turn may:

•	engage in short sales of shares of the common stock in the course of hedging their positions;

•	sell shares of the common stock short and deliver shares of the common stock to close out short positions;

•	loan or pledge shares of the common stock to broker-dealers or other financial institutions that in turn may sell shares of the common stock;

•	enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of shares of the common stock, which the broker-dealer or other financial institution may resell under the prospectus; or

•	enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

Alternate Sections for Selling Stockholders Resale Prospectus - 10

To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholder and any underwriter, broker-dealer or agent regarding the sale of the shares by the selling stockholders.

We intend to apply to list the shares of our common stock on the New York Stock Exchange under the symbol “            .” However, we can give no assurances as to the development of liquidity or trading market for the shares.

Subject to certain exceptions, we and all of our officers and directors have agreed that, without the prior written consent of the representatives on behalf of the underwriters of the IPO, we and they will not, during the period ending      days after the date of the IPO prospectus and this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock;

•	file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Additionally, all of our other stockholders have agreed with us not to directly or indirectly sell, offer to sell, grant any option or otherwise transfer or dispose of our common stock for      days, in the case of the holder who is the selling stockholder in our initial public offering, or      days, in the case of the selling stockholders named in this prospectus, in each case after the date of the IPO prospectus and this prospectus. We have agreed not to waive or otherwise modify this agreement without the prior written consent of the representatives of the underwriters of our initial public offering.

The restrictions described in the immediately preceding paragraph do not apply to the sale of shares of our common stock to the underwriters or transactions by any person other than us and our directors and officers relating to shares of our common stock or other securities acquired in the IPO or in open market transactions after completion of the IPO.

The representatives of the underwriters of the IPO, in their sole discretion, may release, or authorize us to release, as the case may be, the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

In compliance with the guidelines of the Financial Industry Regulatory Authority (which we refer to as “FINRA”), the aggregate maximum discount, commission or agency fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of the proceeds from any offering pursuant to this prospectus and any applicable prospectus supplement.

Any shares covered by this prospectus that qualify for sale under Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The shares covered by this prospectus may also be sold to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act rather than under this prospectus. The shares may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

Alternate Sections for Selling Stockholders Resale Prospectus - 11

LEGAL MATTERS

Certain legal matters in connection with this offering, including the validity of the shares of our common stock offered hereby, will be passed upon for us by Greenberg Traurig, LLP, Los Angeles, California.                  has acted as counsel to the selling stockholders.

Alternate Sections for Selling Stockholders Resale Prospectus - 12

             Shares

Common Stock

PROSPECTUS

            , 2014

Alternate Page for Selling Stockholders Resale Prospectus - back cover

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable in connection with the sale of common stock being registered. All amounts shown are estimates, except the U.S. Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority filing fee.

Description	Amount
U.S. Securities and Exchange Commission registration fee	$
Financial Industry Regulatory Authority filing fee
New York Stock Exchange listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent and registrar fees and expenses		*
Blue Sky fees and expenses		*
Printing expenses		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

General Corporation Law of the State of Delaware. Under Section 145 of the DGCL, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding (i) if such person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe such conduct was unlawful. In actions brought by or in the right of the corporation, a corporation may indemnify such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which that person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the Court of Chancery or other such court shall deem proper. To the extent that such person has been successful on the merits or otherwise in defending any such action, suit or proceeding referred to above or any claim, issue or matter therein, he or she is entitled to indemnification for expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. The indemnification and advancement of expenses provided for or granted pursuant to Section 145 of the DGCL is not exclusive of any other rights of indemnification or advancement of expenses to which those seeking indemnification or advancement of expenses may be entitled, and a corporation may purchase and maintain insurance against liabilities asserted against any former or current director, officer, employee or agent of the corporation, or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, whether or not the power to indemnify is provided by the statute.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation (which we refer to as our “charter”) provides for such limitation of liability.

Our Charter and Bylaws. Each of Article EIGHTH of our charter, and Article VI of our bylaws (which we refer to as our “bylaws”), provides that we shall indemnify and hold harmless, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, any person (which we refer to as a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (which we refer to as a “proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the foregoing, subject to certain exceptions, we will be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by our board of directors. We may, by action of our board of directors, provide indemnification to such employees and agents of the Company to such extent and to such effect as our board of directors shall determine to be appropriate and authorized by Delaware law.

Indemnification Agreements. In addition to the provisions of our charter and bylaws described above, we have entered into an indemnification agreement with each of our officers and directors. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Insurance. We maintain standard policies of insurance that provide coverage (i) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to us with respect to indemnification payments that we may make to such directors and officers.

Item 15.	Recent Sales of Unregistered Securities.

Our predecessor entity was formed as a Colorado limited liability company in August 2002, and we converted into a Delaware corporation pursuant to the General Corporation Law of the State of Delaware on April 30, 2013 (which we refer to as the “conversion”). Immediately prior to the conversion, each of DARO Ventures LLC and DARO Ventures II LLC held 50% of the membership interests in our predecessor entity. Upon the conversion, all of the membership interests in our predecessor entity (owned by DARO Ventures LLC and DARO Ventures II LLC) were converted into an aggregate of 5,000,000 shares of our common stock. Each of Dale Francescon and Robert Francescon, our Co-Chief Executive Officers, own 50% of, and co-manage, each of DARO Ventures LLC and DARO Ventures II LLC.

On May 7, 2013, we completed an offering of 12,075,000 shares of our common stock at an offering price of $20.00 per share. Some of the shares of common stock offered by us were reoffered by FBR Capital Markets & Co., as the initial purchaser, to “qualified institutional buyers,” as defined in Rule 144A under the Securities Act of 1933, as amended (which we refer to as the “Securities Act”), in reliance on Rule 144A under the Securities Act, or to certain persons outside the United States in offshore transactions in reliance on Regulation S under the Securities Act. The remainder of the shares of common stock offered by us were offered and sold pursuant to a private placement, subject to various conditions, directly to “accredited investors,” as defined in Rule 501 under the

Securities Act, with FBR Capital Markets & Co. acting as placement agent, pursuant to the exemption from registration provided in Rule 506 of Regulation D under the Securities Act. We refer to that offering as the May 2013 private offering and private placement. We received net proceeds from the May 2013 private offering and private placement in the amount of approximately $224.7 million. The aggregate initial purchaser’s/placement agent’s discount and placement fee was $16,205,000. We believe the issuances of our common stock in the May 2013 private offering and private placement were exempt from registration pursuant to Section 4(2) of the Securities Act, or Regulation D, Rule 144A or Regulation S, under the Securities Act, based upon the representations to us or FBR Capital Markets & Co. by each investor or investor transferee that such investor or investor transferee was at the time of issuance an “accredited investor” as defined in Rule 501(a) under the Securities Act, a “qualified institutional investor” as defined in Rule 144A under the Securities Act, or a non-US person and otherwise was in compliance with the requirements for reliance on Regulation S under the Securities Act, as the case may be.

Item 16.	Exhibits.

(a) The following exhibits are filed as part of this Registration Statement and are numbered in accordance with Item 601 of Regulation S-K:

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1**	Certificate of Incorporation of the Registrant, as amended.

3.2**	Bylaws of the Registrant.

4.1**	Specimen Common Stock Certificate of the Registrant.

5.1*	Opinion of Greenberg Traurig, LLP regarding the validity of the shares of common stock being registered.

10.1**†	2013 Long-Term Incentive Plan.

10.2**†	Form of Stock Option Agreement for use with the 2013 Long-Term Incentive Plan.

10.3**†	Form of Restricted Stock Award Agreement for use with the 2013 Long-Term Incentive Plan.

10.4**†	Form of Non-Employee Director Restricted Stock Award Agreement for use with the 2013 Long-Term Incentive Plan.

10.5**†	Employment Agreement, dated as of May 7, 2013, between the Registrant and Dale Francescon.

10.6**†	Employment Agreement, dated as of May 7, 2013, between the Registrant and Robert Francescon.

10.7**	Form of Director and Officer Indemnification Agreement between the Registrant and each of its directors and officers.

10.8**	Indemnification Agreement, dated as of May 7, 2013, among the Registrant and Dale Francescon and Robert Francescon.

10.9**	Registration Rights Agreement, dated as of May 7, 2013, among the Registrant, FBR Capital Markets & Co., Daro Ventures, LLC, Daro Ventures II, LLC, Dale Francescon, and Robert Francescon.

10.10**	Sublease, dated as of April 29, 2011, between Clifton Gunderson LLP and the Registrant.

10.11**	Guaranty Agreement, dated as of November 30, 2011, between the Registrant and Commerce Bank.

10.12**	Amended and Restated Loan Agreement (Revolving Line of Credit with Construction Loan Facility, Lot Loan Facility, and Letter of Credit Facility), dated March 22, 2012, between the Registrant, Beacon Pointe, LLC, The Overlook at Tallyn’s Reach, LLC, The Wheatlands, LLC, Red Rocks Pointe, LLC, Belvedere at Ridgegate, LLC, Enclave at Boyd Ponds, LLC, The Vistas at Nor’Wood, LLC, Barrington Heights, LLC, The Veranda, LLC, Lincoln Park at Ridgegate, LLC, Central Park Rowhomes, LLC, Shoenberg Farms, LLC, Montecito at Ridgegate, LLC, and Waterside at Highland Park, LLC, and Vectra Bank Colorado, National Association, as amended.

10.13**	Promissory Note, dated April 19, 2013, between Rutherford Investments, LLC and the Registrant.

10.14**	Assignment of Interest in Regency at Ridgegate, LLC, dated as of September 9, 2012, from the Registrant to Daro Ventures III, LLC.

10.15**	Assignment of Interest in Arcadia Holdings at CC Highlands One, LLC, dated as of December 31, 2012, from Daro Ventures, LLC and Daro Ventures II, LLC to the Registrant.

10.16**	Assignment of Interest in Arcadia Holdings at CC Highlands Two, LLC, dated as of December 31, 2012, from Daro Ventures, LLC and Daro Ventures II, LLC to the Registrant.

Exhibit Number	Description

10.17**	Assignment of Interest in Waterside at Highland Park, LLC, dated as of December 31, 2012, from the Registrant to Dale and Robert Francescon.

10.18**	Assignment of Interest in Waterside at Highland Park, LLC, dated as of March 1, 2013, from Daro Ventures, LLC and Daro Ventures II, LLC to Registrant.

10.19**	Contract for Purchase and Sale of Vacant Land, dated as of March 1, 2013, between Arcadia Holdings at Vista Ridge, LLC and the Registrant.

10.20**	Contract for Purchase and Sale of Vacant Land, dated as of March 1, 2013, between Arista Investors Colorado, LLC and the Registrant.

10.21**	Contract for Purchase and Sale of Vacant Land, dated as of March 1, 2013, between High Pointe, Inc. and the Registrant.

10.22**	Contract for Purchase and Sale of Vacant Land, dated as of March 1, 2013, between High Pointe, Inc. and Venue at Arista, LLC.

14.1**	Code of Business Conduct and Ethics.

21.1*	Subsidiaries of the Registrant.

23.1*	Consent of BKD, LLP.

23.2*	Consent of John Burns Real Estate Consulting, LLC.

23.3*	Consent of Greenberg Traurig, LLP (included within the opinion filed as Exhibit 5.1).

24.1*	Powers of Attorney (included on page II-8).

*	To be provided by amendment.
**	Incorporated by reference from Amendment No. 1 to this Registration Statement (previously filed with the SEC).
†	Management contract or compensatory plan or arrangement.

(b) Financial Statement Schedules:

See our Consolidated Financial Statements starting on page F-1. All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or the information is included in the consolidated financial statements, and have therefore been omitted.

Item 17.	Undertakings.

(a) The undersigned registrant (which we refer to as the “Registrant”) hereby undertakes

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the Registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities: The Registrant undertakes that in a primary offering of securities of the Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the Registrant or used or referred to by the Registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the Registrant or its securities provided by or on behalf of the Registrant; and

(iv)	Any other communication that is an offer in the offering made by the Registrant to the purchaser.

(b) The undersigned registrant hereby further undertakes to provide to the underwriters at the closing date specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The Registrant hereby further undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwood Village, State of Colorado, on             , 2014.

CENTURY COMMUNITIES, INC.

By:
Dale Francescon Chairman of the Board of Directors and Co-Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dale Francescon and Robert J. Francescon, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution for him in any and all capacities, to sign (i) any and all amendments (including post-effective amendments) to this Registration Statement and (ii) any registration statement or post-effective amendment thereto to be filed with the U.S. Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chairman of the Board of Directors and Co-Chief Executive Officer (Principal Executive Officer)
Dale Francescon

Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
David L. Messenger

Co-Chief Executive Officer and Director
Robert J. Francescon

Director
James M. Lippman

Director
William F. Owens

Director
Keith R. Guericke

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1**	Certificate of Incorporation of the Registrant, as amended.

3.2**	Bylaws of the Registrant.

4.1**	Specimen Common Stock Certificate of the Registrant.

5.1*	Opinion of Greenberg Traurig, LLP regarding the validity of the shares of common stock being registered.

10.1**†	2013 Long-Term Incentive Plan.

10.2**†	Form of Stock Option Agreement for use with the 2013 Long-Term Incentive Plan.

10.3**†	Form of Restricted Stock Award Agreement for use with the 2013 Long-Term Incentive Plan.

10.4**†	Form of Non-Employee Director Restricted Stock Award Agreement for use with the 2013 Long-Term Incentive Plan.

10.5**†	Employment Agreement, dated as of May 7, 2013, between the Registrant and Dale Francescon.

10.6**†	Employment Agreement, dated as of May 7, 2013, between the Registrant and Robert Francescon.

10.7**	Form of Director and Officer Indemnification Agreement between the Registrant and each of its directors and officers.

10.8**	Indemnification Agreement, dated as of May 7, 2013, among the Registrant and Dale Francescon and Robert Francescon.

10.9**	Registration Rights Agreement, dated as of May 7, 2013, among the Registrant, FBR Capital Markets & Co., Daro Ventures, LLC, Daro Ventures II, LLC, Dale Francescon, and Robert Francescon.

10.10**	Sublease, dated as of April 29, 2011, between Clifton Gunderson LLP and the Registrant.

10.11**	Guaranty Agreement, dated as of November 30, 2011, between the Registrant and Commerce Bank.

10.12**	Amended and Restated Loan Agreement (Revolving Line of Credit with Construction Loan Facility, Lot Loan Facility, and Letter of Credit Facility), dated March 22, 2012, between the Registrant, Beacon Pointe, LLC, The Overlook at Tallyn’s Reach, LLC, The Wheatlands, LLC, Red Rocks Pointe, LLC, Belvedere at Ridgegate, LLC, Enclave at Boyd Ponds, LLC, The Vistas at Nor’Wood, LLC, Barrington Heights, LLC, The Veranda, LLC, Lincoln Park at Ridgegate, LLC, Central Park Rowhomes, LLC, Shoenberg Farms, LLC, Montecito at Ridgegate, LLC, and Waterside at Highland Park, LLC, and Vectra Bank Colorado, National Association, as amended.

10.13**	Promissory Note, dated April 19, 2013, between Rutherford Investments, LLC and the Registrant.

10.14**	Assignment of Interest in Regency at Ridgegate, LLC, dated as of September 9, 2012, from the Registrant to Daro Ventures III, LLC.

10.15**	Assignment of Interest in Arcadia Holdings at CC Highlands One, LLC, dated as of December 31, 2012, from Daro Ventures, LLC and Daro Ventures II, LLC to the Registrant.

10.16**	Assignment of Interest in Arcadia Holdings at CC Highlands Two, LLC, dated as of December 31, 2012, from Daro Ventures, LLC and Daro Ventures II, LLC to the Registrant.

10.17**	Assignment of Interest in Waterside at Highland Park, LLC, dated as of December 31, 2012, from the Registrant to Dale and Robert Francescon.

Exhibit Number	Description

10.18**	Assignment of Interest in Waterside at Highland Park, LLC, dated as of March 1, 2013, from Daro Ventures, LLC and Daro Ventures II, LLC to Registrant.

10.19**	Contract for Purchase and Sale of Vacant Land, dated as of March 1, 2013, between Arcadia Holdings at Vista Ridge, LLC and the Registrant.

10.20**	Contract for Purchase and Sale of Vacant Land, dated as of March 1, 2013, between Arista Investors Colorado, LLC and the Registrant.

10.21**	Contract for Purchase and Sale of Vacant Land, dated as of March 1, 2013, between High Pointe, Inc. and the Registrant.

10.22**	Contract for Purchase and Sale of Vacant Land, dated as of March 1, 2013, between High Pointe, Inc. and Venue at Arista, LLC.

14.1**	Code of Business Conduct and Ethics.

21.1*	Subsidiaries of the Registrant.

23.1*	Consent of BKD, LLP.

23.2*	Consent of John Burns Real Estate Consulting, LLC.

23.3*	Consent of Greenberg Traurig, LLP (included within the opinion filed as Exhibit 5.1).

24.1*	Powers of Attorney (included on page II-8).

*	To be provided by amendment.
**	Incorporated by reference from Amendment No. 1 to this Registration Statement (previously filed with the SEC).
†	Management contract or compensatory plan or arrangement.